Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

RECEIVED
2008 DEC -2 A 4:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 26/11/08

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

PROCESSED
DEC 03 2008
THOMSON REUTERS

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Schedule of Senior Office Holders*	*23/11/08*	*1*
2.	*Change in Register of Shareholders*	*24/11/08*	*2*
3.	*Immediate Report*	*25/11/08*	*3*
4.	*Schedule of Senior Office Holders*	*25/11/08*	*4*
5.	*3rd Quarter Results*	*25/11/08*	*5*
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			

Bank Hapoalim B.M.

Schedule 1

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 23/11/08
Reference: 2008-01-326388

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Consisting of the Schedule of Senior Office Holders
Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970
Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of ***November 16, 2008***

	Name	Category of Identity	Identity Number	Title	Accounting and Financial Proficiency	Member of the Audit Committee
1	Dan Dankner	I.D. Number	059581280	Chairman of the Board of Directors	Yes	No
2	Yair Orgler	I.D. Number	001210541	Director	Yes	Yes
3	Irit Izakson	I.D. Number	050709286	Director	Yes	Yes
4	Mali Baron	I.D. Number	003462181	Director	Yes	No
5	Pnina Dvorin	I.D. Number	03333093	Director	No	No
6	Ido Joseph Dissentshik	I.D. Number	7831787	External Director	Yes	Yes
7	Iris Dror	I.D. Number	058741414	Director	No	No
8	Nira Dror	I.D. Number	52726551	External Director	Yes	Yes
9	Nir Zichlinskey	I.D. Number	022085468	Director	Yes	No
10	Ronen Israel	I.D. Number	055692578	Director	Yes	No
11	Leslie Littner	I.D. Number	327092722	Director	Yes	No
12	Jay Pomrenze	I.D. Number	326888815	Director	Yes	No
13	Efrat Peled	I.D. Number	027224773	Director	Yes	No
14	Moshe Koren	I.D. Number	1228998	Director	Yes	No
15	Oded Sarig	I.D. Number	53547451	Director	Yes	No
16	Zvi Ziv	I.D. Number	4143699	Chief Executive Officer		
17	Ofer Levy	I.D. Number	052222577	Member of the Board of Management, Senior Deputy Managing Director and Chief Accountant		
18	David Luzon	I.D. Number	51409308	Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology and Operations		

19	Ilan Mazur	I.D. Number	007447386	Member of the Board of Management, Senior Deputy Managing Director and Chief Legal Adviser of the Bank		
20	Hanna Pri-zan	I.D. Number	50963115	Member of the Board of Management, Senior Deputy Managing Director, Head of Client Asset Management		
21	Zion Kenan	I.D. Number	053508594	Deputy CEO, Member of the Board of Management and Head of Corporate Banking		
22	Barry Ben-Zeev	I.D. Number	51205508	Member of the Board of Management, Senior Deputy Managing Director, Head of Finance (CFO), Head of Banking Subsidiaries including the Officer in charge of the central administrative unit for the supervision of corporations under the control of the Bank		
23	Doron Klausner	I.D. Number	051277556	Member of the Board of Management, Senior Deputy Managing Director, Head of Human Resources, Logistics & Procurement		
24	Alberto Garfunkel	I.D. Number	012592424	Member of the Board of Management, Senior Deputy Managing Director, Head of International Activity		
25	Mario Szuszan	I.D. Number	13802939	Member of the Board of Management, Senior Deputy Managing Director, Global Treasurer		
26	Uriel Paz	I.D. Number	024496952	Member of the Board of Management, Senior Deputy Managing Director, Head of Retail Banking		
27	Lilach Asher-Topilsky	I.D. Number	024934861	Member of the Board of Management, Senior Deputy Managing Director, Head of the Centre for Strategic Management		
28	Dan Alexander Koller	I.D. Number	028051910	Member of the Board of Management, Senior Deputy Managing Director, Head of Risk Management		
29	Orit Lerer	I.D. Number	53561114	Other: Senior Deputy Managing Director and Chief Internal Auditor of the Bank		
30	Yoram Weissbrem	I.D. Number	007041809	Other: Secretary of the Bank		

1. Mrs. Nira Dror – External Director – Chairman of the Audit Committee.

2. Mr. Ido Joseph Dissentshik – External Director

2. Messrs. Yair Orgler, Mali Baron, Ronen Israel, Leslie Littner and Oded Sarig are external directors - Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks

Bank Hapoalim B.M.
Number at the Registrar: 520000118

Abbreviated Name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 2

Transmission date: 24/11/2008
Reference: 2008-01-328170

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Register of Shareholders

Regulation 31E of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

The Company is pleased to report that on *24/11/2008* a change occurred in the register of shareholders of the Corporation, as a result of

Deposit of Certificate

1
Name of the registered shareholder with respect to whom the change has occurred: *York Global Finance II S.à r.l*
Category of Identity Number: *Registrar number in country of incorporation overseas*
Identity Number : *120097*
Details of the Change: *Deposit of Certificate (n.v. 52,500,000 BNHP 1 ordinary share which was registered in the name of York Global Finance II S.à r.l and registering them in the name of the Nominee Company of Bank Hapoalim B.M.)*

Up-to-date list of the registered shareholders as on the date of the report is as follows:

- Particulars of shareholders:

Name of the registered shareholder: ____________
Category of Identity Number: ___________
Identity Number: _________
Citizenship / Country of Incorporation or Registration: _________
Country of Citizenship / Incorporation or Registration: _________
Address: __________
Category of Shares: _____________
Quantity of Shares: _____________
Does he hold the Shares as a trustee: ____________

- Attached hereto is a file with the particulars of the shareholders: 24112008_isa.pdf

The date and the time when the corporation first learned of the occurrence or the subject matter: *24/11/2008 09:00 a.m.*

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 24 November 2008

List of Shareholders of Bank Hapoalim B.M	Amount of shares
Nominee Company of Bank Hapoalim B.M.	977,354,029
A. Shares of Core of Control	
Arison Holdings (1998) Ltd.	263,531,308
B. Free Shares	
Israel Salt Industries Ltd.	75,664,441
Yaacov Diamant	70,000
Savion Tal	35,800
Tzitzian Avraham	31,680
Don Maxwell	2,450
Florsheim Mark & Ziporah	1,640
Vardi Rachel	780
Agmon Eliyahu	700
Barkner Albert	603
Kikov Esther	568
Levi Victoria	544
Mindel Shira Milka	122
Geva Ariyeh	100
Pentzer Nathan	75
Zachs Eran	40
Newman David	10
Yehuda Bar Lev	10
Aaron Elias	10
Kelev Victoria	5
AMM G. Investments & Financials Ltd.	2
Livnat Raz	1
Zektzer Ram	1
Kramer Moshe	1
Erez Tal	1
Feldman Avi	1
	1,316,694,922

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 3

Date: November 25, 2008
Reference: 802/08

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully advises as follows:

On 23rd November, 2008, in the early hours of the morning, there occurred a rare and unexpected malfunction in the operating system produced by IBM of the Bank's central computer. Due to this malfunction, the Bank was unable to provide its customers with a considerable part of its services by means of the computer system. Nevertheless, the Bank continued to provide its customers at large with banking services by means of its employees at the branches.

Immediately after the malfunction occurred, the Bank's experts, together with IBM experts in Israel and abroad, began taking action around the clock without interruption in order to rectify the malfunction.

In the course of the 23rd of November, 2008 the malfunction was identified and was rectified in the early hours of the morning of the 24th of November,2008, and the central computer system of the Bank was reconditioned so as to enable it to begin functioning again. From then on, the Bank's computer staff, with IBM experts on hand, worked to receive and process the data which had accumulated since the occurrence of the malfunction, and which in part had been received from other banks and from the interbank clearing centre and in part from customer initiated operations during the days of malfunction, in order for the computer system to be able to resume operations and function normally.

At about 03:00 a.m. on the 25th of November, 2008, the computer systems were opened for use by customers, including banking through the internet, ATMs and mechanized banking machines. The branches of the Bank opened today as usual at 08:30 a.m., providing customers with the usual selection of services. The data regarding the transactions executed manually at the branches while the malfunction persisted is now being fed into the computer system which process will be completed in the course of the day.

It should be emphasized that at no stage was there any fear of loss or damage to the repositories of information of the Bank, which are backed up in a regular and orderly manner. These repositories are fully intact, in all their particulars; both the information which existed prior to the computer malfunction as well as information resulting from operations taking place during the malfunction. All up-to-date data as aforesaid is available to the Bank, and the data pertaining to each and every customer will be available to him once all such data has been fed into the system.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
David Luzon	**Yoram Weissbrem**
Senior Deputy Managing Director	Secretary of the Bank

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 4

Transmission date: 25/11/2008
Reference: 2008-01-329364

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

An amending report to a flawed report which was sent on November 23, 2008 the reference number of which is: 2008-01-326388

The Flaw: *Changes in the composition of the Audit Committee*

The Reason for the Flaw: *An error in updating the roll.*

The Substance of the Amendment: *Mr. Leslie Littner was appointed as a director to the Audit Committee of the Bank instead of Ms. Irit Izakson with effect from January 17, 2008.*

Addition of Note No.4 as to "professional qualification" of a director.

Immediate Report Consisting of the Schedule of Senior Office Holders

Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970
Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of ***November 16, 2008***

	Name	Category of Identity	Identity Number	Title	Accounting and Financial Proficiency	Member of the Audit Committee
1	*Dan Dankner*	*I.D. Number*	*059581280*	*Chairman of the Board of Directors*	*Yes*	*No*
2	*Yair Orgler*	*I.D. Number*	*001210541*	*Director*	*Yes*	*Yes*
3	*Irit Izakson*	*I.D. Number*	*050709286*	*Director*	*Yes*	*No*
4	*Mali Baron*	*I.D. Number*	*003462181*	*Director*	*Yes*	*No*
5	*Pnina Dvorin*	*I.D. Number*	*03333093*	*Director*	*No*	*No*
6	*Ido Joseph Dissentshik*	*I.D. Number*	*7831787*	*External Director*	*Yes*	*Yes*
7	*Iris Dror*	*I.D. Number*	*058741414*	*Director*	*No*	*No*
8	*Nira Dror*	*I.D. Number*	*52726551*	*External Director*	*Yes*	*Yes*
9	*Nir Zichlinskey*	*I.D. Number*	*022085468*	*Director*	*Yes*	*No*
10	*Ronen Israel*	*I.D. Number*	*055692578*	*Director*	*Yes*	*No*
11	*Leslie Littner*	*I.D. Number*	*327092722*	*Director*	*Yes*	*Yes*

12	Jay Pomrenze	I.D. Number	326888815	Director	Yes	No
13	Efrat Peled	I.D. Number	027224773	Director	Yes	No
14	Moshe Koren	I.D. Number	1228998	Director	Yes	No
15	Oded Sarig	I.D. Number	53547451	Director	Yes	No
16	Zvi Ziv	I.D. Number	4143699	Chief Executive Officer		
17	Ofer Levy	I.D. Number	052222577	Member of the Board of Management, Senior Deputy Managing Director and Chief Accountant		
18	David Luzon	I.D. Number	51409308	Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology and Operations		
19	Ilan Mazur	I.D. Number	007447386	Member of the Board of Management, Senior Deputy Managing Director and Chief Legal Adviser		
20	Hanna Pri-zan	I.D. Number	50963115	Member of the Board of Management, Senior Deputy Managing Director, Head of Client Asset Management		
21	Zion Kenan	I.D. Number	053508594	Deputy CEO, Member of the Board of Management and Head of Corporate Banking		
22	Barry Ben-Zeev	I.D. Number	51205508	Member of the Board of Management, Senior Deputy Managing Director, Head of Finance (CFO), Head of Banking Subsidiaries including the Officer in charge of the central administrative unit for the supervision of corporations under the control of the Bank		
23	Doron Klausner	I.D. Number	051277556	Member of the Board of Management, Senior Deputy Managing Director, Head of Human Resources, Logistics & Procurement		
24	Alberto Garfunkel	I.D. Number	012592424	Member of the Board of Management, Senior Deputy Managing Director, Head of International Activity		
25	Mario Szuszan	I.D. Number	13802939	Member of the Board of Management, Senior Deputy Managing Director, Global Treasurer		
26	Uriel Paz	I.D. Number	024496952	Member of the Board of Management, Senior Deputy Managing Director, Head of Retail Banking		
27	Lilach Asher-Topilsky	I.D. Number	024934861	Member of the Board of Management, Senior Deputy Managing Director, Head of the Centre for Strategic Management		
28	Dan Alexander Koller	I.D. Number	028051910	Member of the Board of Management, Senior Deputy Managing Director, Head of Risk		

				Management		
29	*Orit Lerer*	*I.D. Number*	*53561114*	*Other:* *Senior Deputy Managing Director and Chief Internal Auditor of the Bank*		
30	*Yoram Weissbrem*	*I.D. Number*	*007041809*	*Other:* *Secretary of the Bank*		

1. Mrs. Nira Dror – External Director – Chairman of the Audit Committee.

2. Mr. Ido Joseph Dissentshik – External Director

3. Messrs. Yair Orgler, Mali Baron, Ronen Israel, Leslie Littner and Oded Sarig are external directors - Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks

4. Ms. Pnina Dvorin is a director with professional qualification, as this term is defined in the Companies (Conditions and Criteria for a Director with Accounting and Financial Expertise and for a Director with Professional Qualification) Regulations, 5766-2005.

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Schedule 5

Date: November 25, 2008
Reference: 802/08

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report regarding the Approval of the Financial Statements as at September 30, 2008**

1. We wish to inform you that at its meeting held at 1:15 p.m. on November 25, 2008, the Board of Directors of Bank Hapoalim resolved to approve the Financial Statements as at September 30, 2008.

2. An Immediate Report as required under the Securities (Periodical and Immediate Reports) Regulations, 5730-1970 and the Securities (Electronic Signature and Reporting) Regulations, 5763-2003, together with a copy of the financial statements has been filed with the Israel Securities Authority and the Tel Aviv Stock Exchange through the Securities Authority's computer system on November 25, 2008, and has been sent to the Bank of Israel and the Registrar of Companies in Israel.

3. Enclosed is a summary of the Financial Statements of the Bank as at September 30, 2008. The full Financial Statements are available upon request, and can be accessed on the Bank's internet site: http://www.bankhapoalim.com.

Sincerely yours,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Barry Ben-Zeev	**Ofer Levy**
Senior Deputy Managing Director	Senior Deputy Managing Director
CFO	Chief Accountant

Bank Hapoalim reported today its Financial Results for the Third Quarter of 2008
Net Profit for Q3 of 2008 totaled NIS 441 million
Capital Adequacy Ratio at end of Q3-08 reached 11.51%

Tel Aviv, Israel -- Bank Hapoalim (IT: POLI) (LI: BKHD) (Pink Sheets: BKHYY)

Highlights of the financial statements:

- **Net Profit** for the third quarter of 2008 totaled NIS 441 million compared with a profit of NIS 594 million in the previous quarter and a profit of NIS 823 million in the same quarter last year.

- **Return on equity** for the third quarter of 2008 was 9.6%, on an annualized basis compared with 13.8% in the previous quarter and 18.3% in the same quarter last year.

- **Net operating profit** for the third quarter of 2008 totaled NIS 384 million compared with a profit of NIS 545 million in the previous quarter and a profit of NIS 826 million in the same quarter last year.

- **Net return of operating profit on equity** for the third quarter of 2008 was 8.3%, on an annualized basis, compared with 12.6% in the previous quarter and 18.4% in the same quarter last year.

- **The Bank's capital adequacy** at the end of the third quarter of 2008 stood at 11.51% compared with 11.01% at the end of the second quarter of 2008 and 10.26% at the end of 2007. Tier 1 Capital reached 7.89% at the end of the third quarter of 2008 compared with 7.65% at the end of the second quarter of 2008 and 7.50% at the end of 2007.

- **Profit from financing activity before provision for doubtful debts** totaled NIS 2,083 million in the third quarter of 2008 compared with a profit of NIS 1,943 million in the previous quarter and a profit of NIS 2,417 million in the same quarter last year.

- **The provision for doubtful debts** - in the third quarter of 2008 the Bank recorded a specific provision in the amount of NIS 720 million, which reflects a provision ratio of 1.34% in annualized terms, compared with NIS 276 million in the same quarter last year. The increase was offset by a reduction of provisions and recovery of debts that were written off in previous years in the amount of NIS 309 million compared with NIS 198 million in the same period last year.

- **Problematic debt** for the Bank Group totaled NIS 15.0 billion at the end of September 2008 compared to NIS 12.2 billion at the end of June 2008, an increase of 23.0%.

- **Operating and other income** totaled NIS 1,153 million in the third quarter of 2008 compared with NIS 1,205 million in the previous quarter and NIS 1,267 million in the same quarter last year, a decrease of 4.3% and 9.0%, respectively.

- **Operating and other expenses** totaled NIS 1,960 million in the third quarter of 2008 compared with NIS 1,911 million in the previous quarter and NIS 2,132 million in the same quarter last year, an increase of 2.6% and a decrease of 8.1%, respectively.

- **Contribution to the community** – The community-service activities of the Bank's employees are varied and extensive, and take the form of community involvement, monetary donations, and wide-ranging volunteer activities. This activity of the Bank Group in the first nine months of 2008 had a monetary value of approximately NIS 36 million.

Chairman of the Board of Directors Dan Dankner commented:

"The severe shocks to the global economy in general and to the financial and banking system in particular inevitably affect the Israeli economy as well. Although Israel has been relatively resilient to the turmoil so far, it seems likely that a significant slowdown in the growth rate of the Israeli economy is in store in the near future, due to causes including a decline in foreign investments in Israel and lower demand, both in private consumption and in exports.

During an economic crisis, the financial sector carries special responsibility. As a leader in the Israeli banking system, Bank Hapoalim has worked to help the economy in general and the Bank's customers in particular emerge from the crisis, and will continue to do so, with the caution and discretion necessary under the circumstances, in close cooperation with government and other agencies. In these conditions, Bank Hapoalim is preparing and adapting to operate in an economy undergoing a slowdown. Our usual operations will continue, with an emphasis on an enhanced value offer for customers with extensive banking activity. The Bank accords utmost importance to the improvement of customer service and optimal tailoring of service to our customers' needs.

The Bank's capital adequacy has improved, and now stands at 11.5%. "

CEO Zvi Ziv commented:

"Our third-quarter financial statements reflect trends with varied effects on the Bank's business results, especially in comparison to the results of the preceding quarter. On one hand, the volume of basic banking activity was maintained, and financing profit improved, though operating income decreased as a result of the new regulations in the area of fees. On the other hand, the economic downturn was reflected in a sharp increase in the provision for doubtful debts and an increase in the volume of problematic credit, after several years of continuous decreases in these items.

The Bank is diligently monitoring the events in the global and Israeli economy, and adapting its business policy to these developments.

In its ongoing operations in Israel, Bank Hapoalim continues to stress improved service and better tailoring of services to customers' needs. This effort encompasses both the upgrade of existing services and new initiatives, including new branches opened based on an innovative service model."

Highlights of the financial statements for the third quarter of 2008:

Net Profit – the decrease in net profit in the third quarter, compared to the same period last year, is mainly a result of the following:

- **Profit from financing activity** - before provisions for doubtful debts, decreased mainly due to losses in the credit-derivatives portfolio with respect to foreign financial institutions which are presented at fair value, from losses from foreign financial institutions' bonds and from the cessation of consolidation of Bank Massad and Bank Yahav.

- **Provision for doubtful debts** - in the third quarter of 2008 the Bank recorded a specific provision in the amount of NIS 720 million, which reflects a provision ratio of 1.34% in annualized terms, compared with NIS 276 million in the same quarter last year. The increase was offset by a reduction of provisions and recovery of debts that were written off in previous years in the amount of NIS 309 million compared with NIS 198 million in the same period last year.

- **Operating Income** – decreased by 9.0% compared to the same quarter last year, mainly due to the decrease in income from provident fund management fees, a decrease in account management fees and a decrease in income from capital market activity and investment in shares due to a decline in volumes of activity in the market.

Developments in Balance-Sheet Items

The consolidated balance sheet as at September 30, 2008 totaled NIS 297.9 billion, compared with NIS 303.0 billion at the end of 2007. The decrease mainly stems from the cessation of consolidation of Bank Massad and Bank Yahav. Excluding their balances at the end of 2007, an increase of 1.8% occurred.

Credit to the public totaled NIS 214.7 billion, an increase of 4.7% compared to the end of 2007. The increase was influenced by growth in the construction and real estate sector and in the private individuals sector. Appreciation of the shekel against most foreign currencies moderated the increase in credit to the public at a rate of 3.1%. Likewise, balances decreased by NIS 4.2 billion, as a result of the cessation of consolidation of Bank Massad and Bank Yahav data following their sale.

Deposits from the public totaled NIS 214.8 billion compared with NIS 231.8 billion at the end of 2007. Excluding Bank Massad and Bank Yahav data following their sale, the redemption of callable CDs which were used to finance the MBS portfolio, and the appreciation of the shekel against most foreign currencies; deposits in Israel increased by NIS 12 billion during the first nine months of 2008.

About Bank Hapoalim

Bank Hapoalim is Israel's leading financial group. In Israel, the Bank Hapoalim Group includes financial companies involved in investment banking, credit cards, trust services and portfolio management. The Group also has holdings in non-banking sectors.

Internationally, Bank Hapoalim operates through 44 branches, subsidiaries and representative offices, in North and Latin America, Europe, the Far East, Turkey and Australia. In these markets, the Bank is engaged in trade, corporate finance, private banking and retail banking.

Bank Hapoalim is the only Israeli Bank listed on both the Tel Aviv and London Stock Exchange. In addition, a Level-1 ADR is traded "over-the -counter" in New York.

For further information please contact the Bank's Spokesperson:
Tel: +972-3-567-3635; Fax: +972-3-567-3500
spokesperson@bnhp.co.il

Principal Data of the Bank Hapoalim Group

Profit and profitability	For the three months ended on September 30		Change	For the nine months ended on September 30		Change
	2008	2007		**2008**	2007	
Profit from financing activities before provision for doubtful debts	**2,083**	2,417	(13.8%)	**2,014**	6,192	(67.5%)
Provision for doubtful debts	**471**	139	238.9%	**755**	522	44.6%
Operating and other income	**1,153**	1,267	(9.0%)	**3,642**	3,888	(6.3%)
Operating and other expenses	**1,960**	2,132	(8.1%)	**6,139**	5,849	5.0%
Operating profit (loss) before taxes	**805**	1,413	(43.0%)	**(1,238)**	3,709	(133.4%)
Provision for taxes (tax benefit) on operating profit (loss)	**330**	561	(41.2%)	**(191)**	1,489	(112.8%)
Operating profit (loss) after taxes	**475**	852	(44.3%)	**(1,047)**	2,220	(147.2%)
Operating profit (loss)	**384**	826	(53.5%)	**(1,076)**	2,232	(148.2%)
Net profit from extraordinary transaction, after taxes	**57**	(3)		**544**	228	138.6%
Net profit (loss)	**441**	823	(46.4%)	**(532)**	2,460	(121.6%)

Balance Sheet – Principal Items

				Change compared with	
	30.9.2008	30.9.2007	31.12.2007	30.9.2007	31.12.2007
Total balance sheet	**297,854**	301,899	302,991	(1.3%)	(1.7%)
Credit to the public	**214,735**	198,925	205,016	8.0%	4.7%
Securities	**29,681**	49,103	48,115	(39.6%)	(38.3%)
Deposits from the public	**214,802**	231,922	231,750	(7.4%)	(7.3%)
Debentures and subordinated notes	**20,676**	18,402	18,812	12.4%	9.9%
Shareholders' equity	**19,030**	19,157	18,778	(0.7%)	1.3%

Principal financial ratios

	30.9.2008	30.9.2007	31.12.2007
Shareholders' equity to total assets	**6.4%**	6.3%	6.2%
Tier I Capital to risk-adjusted assets	**7.89%**	7.42%	7.50%
Total Capital to risk-adjusted assets	**11.51%**	10.33%	10.26%
Credit to the public to total assets	**72.1%**	65.9%	67.7%
Deposits to the public to total assets	**72.1%**	76.8%	76.5%
Operating income to operating expenses	**59.3%**	66.5%	66.1%
Operating expenses to total income	**108.5%**	58.0%	65.2%
Provision for doubtful debts to credit to the public (balance sheet and off-balance sheet)(a)	**0.2%**	0.2%	0.1%
Rate of provision for taxes	**15.4%**	40.1%	39.1%
Return of operating profit (loss) on equity, net(a)	**(7.7%)**	16.1%	12.3%
Return of net profit (loss) on equity (a)	**(3.8%)**	17.8%	14.1%
Return of net profit (loss) on total assets (a)	**(0.4%)**	1.2%	0.9%

(a) Annualized


Our heart is in Israel
Israel's 60th anniversary

Bank Hapoalim
Condensed Financial Statement as at September 30, 2008

bank hapoalim

082-34955

Bank Hapoalim
Condensed Financial Statement as at September 30, 2008


Our heart is in Israel
Israel's 60th anniversary

Content

Board of Directors' Report on the Financial Statements	**5**
Economic Activity	**5**
Forward-Looking Information	**8**
Profit and Profitability	**8**
Developments in Balance-Sheet Items	**19**
Results of Operations of the Bank Group's Segments of Activity	**30**
Subsidiary and Affiliated Companies	**69**
Strategic Plan	**79**
International Activity	**81**
Activity of the Bank Group in Asset-Backed Securities	**87**
Accounting Policies on Critical Matters	**92**
Capital Market Activity	**93**
Liquidity and Policy for Raising Sources of Funds at the Bank	**97**
Risk Management	**98**
Poalim in the Community - Social Involvement and Contribution to the Community	**113**
Internal Auditor	**116**
Disclosure Regarding the Procedure for Approval of the Financial Statements	**116**
Other Matters	**117**
Controls and Procedures	**123**
Principal Data of the Bank Hapoalim Group	**126**
Board of Management's Review of the Financial Position of the Bank Group and its Results of Operations in the First Nine Months of 2008	**127**
CEO Certification	**140**
Chief Accountant Certification	**141**
Auditors' Review	**142**
Condensed Financial Statements	**143**
Notes to the Condensed Financial Statements	**150**

Board of Directors' Report on the Financial Statements
As at September 30, 2008

At the meeting of the Board of Directors held on November 25, 2008, it was resolved to approve and publish the unaudited consolidated financial statements of Bank Hapoalim B.M. and its consolidated subsidiaries for the period of January-September 2008.

The following are details of the principal developments and changes that occurred during the reported period:

Economic Activity

The severe shocks to the global markets have not passed over Israel, although relative to the rest of the world, the local economy has demonstrated resilience, in terms of both the financial markets and economic activity. At this stage, it is difficult to assess the depth of the crisis or estimate how long it will last, but it is already apparent that most of the developed economies are sliding into recession. The Israeli economy will be influenced through many different channels: the burgeoning global recession is expected to damage exports and investments in the economy; the large losses in the capital market are expected to reduce demand for consumption; and foreign direct investments in Israel can be expected to decline. The severe concerns over a global recession and the subsequent impact on Israel's business sector are notable in the non-bank credit market: bond prices have dropped sharply, and yields have risen to very high rates. This was especially pronounced in real-estate sector companies that mainly operate overseas. The steep increase in yields reflects investors' worry regarding the solvency of the bonds. The high prices of capital currently confronted by companies are an additional factor likely to exacerbate the slowdown.

The considerable improvement on all parameters of financial stability in recent years reduces the economy's vulnerability, notably as many emerging markets face financial crises. However, we believe that the Israeli economy faces a significant slowdown in growth in the near future. Economic indicators for the third quarter have pointed strongly to deceleration for some time: the composite state-of-the-economy index was down by 0.5% in the third quarter, and the purchasing managers' index has shown contraction of activity for seven months.

Developments in the Global Economy

The global economy has been experiencing severe turmoil for several months, reflected in a crisis in the credit market and a lack of liquidity, to the point where financial institutions have collapsed and there are fears of bankruptcy of entire economies. The financial sector in the United States continues to deteriorate as a result of the credit crisis. Mortgage agencies Fannie Mae and Freddie Mac were nationalized on September 7. The following week, the investment bank Lehman Brothers declared bankruptcy, and later that week the U.S. government nationalized the AIG insurance company, after it failed to obtain financing sources to refinance its loans. The events of early September launched a process in which additional investment houses and banks merged with larger banks to avoid bankruptcy. The crisis spread rapidly to Europe and the rest of the world. Central banks and policy makers of the developed economies are taking coordinated action to stabilize the economic system, prevent the collapse of financial institutions, inject liquidity, and attempt to ignite the economy and avert escalation of the recession.

In early October, the U.S. Secretary of the Treasury announced a USD 700 billion program to buy problematic assets from financial institutions. In the subsequent weeks, most Western governments followed his lead, injecting capital into financial institutions. The U.S. Secretary of the Treasury changed his plan in November, and now intends to designate most of the funds to direct investment in financial institutions, support for the non-bank credit market, and direct action to reduce the number of foreclosures on homes, in cooperation with mortgage banks. These changes have not yet been implemented; considerable uncertainty prevails due to the fact that insufficient operational information regarding the implementation of the changes has been provided so far. Some of the changes may be postponed until after President Obama's administration takes office.

Capital raising, both from banking institutions and from the capital market, froze almost completely as a result of the uncertainty in global markets with regard to the severity of the crisis, the degree of companies' exposure to risky assets, and their solvency. Banks worldwide nearly ceased inter-bank financing; this activity is now conducted mainly with central banks. As a result, credit spreads and risks premiums in the financial markets have expanded greatly. Since mid-October liquidity improved and inter-bank interest rates significantly decreased.

Economic indicators show that most of the world's developed economies are sliding into recession. Estimates indicate that growth in 2009 will be negative in the United States, the euro zone, England, and Japan. Declines in growth rates are apparent in emerging markets as well; some are facing severe financial crises and have asked for aid from external sources. Iceland, whose financial system collapsed completely, and Ukraine and Hungary received aid packages from the International Monetary Fund.

The grave crisis and the expectation of a recession led to a sharp decline in prices of commodities, especially oil, which fell to USD 67 per barrel by late October, from USD 140 per barrel at the end of June. As a result, inflation expectations decreased in most countries. The more moderate inflation expectations allowed central banks to lower interest rates; in a coordinated move, rates were cut by 0.5% in the U.S. and in Europe. The interest-rate reduction process continued in November, as rates in the U.S. and in Europe were lowered by an additional 0.5 points to 1.0% in the U.S. and 3.25% in the euro zone. In the UK, the interest rate was reduced by 1.5 percentage points to 3.0%.

Inflation and Exchange Rates

The consumer price index increased at a high rate of 2.0% in the third quarter, mainly influenced by a sharp 8.2% increase in housing prices. The CPI rose by 5.5% in the twelve months ended in September, or 2.9% excluding the effects of the rising prices of energy and food. The inflation situation in the early fourth quarter is entirely different from the situation earlier this year: that is, the global crisis and the anticipated recession in the developed economies have led to a sharp decline in oil and commodity prices, and inflation expectations have dropped worldwide, including in Israel. The October CPI increased by a low 0.1%; we estimate that inflation will be lower than 1% in the next twelve months.

On July 10, the Bank of Israel announced that it would step up its foreign-currency purchases to USD 100 million daily. The volatility level in the foreign-currency market greatly increased during the period, and currencies of many emerging markets depreciated considerably. The shekel continued to demonstrate impressive stability, depreciating by 2.5% against the dollar in the third quarter, and appreciating by 5.4% against the euro. During October, the weakening of the shekel gained momentum, as it lost 13% against the dollar, but this trend was primarily attributed to the strengthening of the dollar against most world currencies.

Fiscal and Monetary Policy

Tax revenues responded to the slowdown in growth, with a real decrease of approximately 7% year-on-year in the third quarter. Year to date at the end of the third quarter, the government budget is still at a surplus of NIS 2.1 billion, versus a surplus of NIS 7.8 billion in the same period last year. General elections will be held in 2009, and the year will begin without approval of the budget. We believe that the slowdown of the economy and the decrease in profitability in the business sector will cause state tax revenues in 2009 to be considerably lower than planned, and that the budget deficit will grow significantly. Note that world governments' rescue plans for the financial sector are expected to greatly enlarge budget deficits in the near future, so that in our opinion the expected increase in Israel's budget deficit should not have a negative effect on its debt rating.

Monetary policy in the third quarter was still focused on battling inflation. The Bank of Israel interest rate rose by 0.25 percentage points each month during the quarter, to 4.25% in September. The dissipation of inflation worries globally shifted the focus of central banks' policy to containing the damages of the crisis, and the Bank of Israel acted accordingly.

In October, in a coordinated move with the central banks of Europe and the United States, the Bank of Israel interest rate was lowered by 0.5%. In monetary planning for November, the rate was lowered by an additional 0.25%, to 3.5%. In early November, in a decision outside the usual schedule, the interest rate was reduced by a further 0.5 points to 3.0%.

Financial and Capital Markets

Developments in the capital market in the third quarter were influenced by the sharp declines and high volatility in world capital markets. The TA-100 index fell by approximately 19% in the third quarter and 30% since January. The corporate bond market experienced steep price declines; the corporate bond index fell by approximately 8% in the third quarter and an additional 7% in October. The downward trend of prices created a vicious cycle in which withdrawals from provident and mutual funds fueled the sharp price drops.

The bond market showed a mixed trend during the third quarter. The CPI-linked government bond index fell by 1.8%, while the unlinked bond index rose by 1.4%. Long-term CPI-linked bond yields increased, and ten-year bonds traded at a yield to maturity of 3.4% in September. Unlinked (Shahar) bonds showed no change in yields, and the ten-year bond traded at a yield of 6.0% in September.

The sharp price declines continued in October, and the TA-100 index fell by an additional 20% for the month. Inflation expectations in October decreased significantly, as noted, and ten-year linked bond yields rose to 4.17% at the end of October.

Set out below are data regarding changes in the consumer price index and in exchange rates:

	For the three months ended September 30		For the nine months ended September 30		For the year
	2008	2007	**2008**	2007	2007
			In percent		
Rate of increase in "known" CPI	**2.1**	2.5	**5.0**	2.8	2.8
Rate of increase (decrease) in USD exchange rate	**2.1**	(5.6)	**(11.1)**	(5.0)	(9.0)
Rate of decrease in CHF exchange rate	**(4.3)**	(0.6)	**(8.0)**	(1.1)	(1.3)
Rate of increase (decrease) in EUR exchange rate	**(5.4)**	(0.4)	**(11.7)**	2.3	1.7
Rate of increase (decrease) in TRY exchange rate	**1.1**	1.9	**(15.5)**	11.1	9.7

Forward-Looking Information

The information contained in this report with regard to the description of the Bank's business, its financial status, and the results of its operations may contain forward-looking information, as defined in the Securities Law, 5728-1968. Statements containing expressions such as "we believe," "aim," "expect," "plan," "should", "estimate," "forecast," and similar expressions indicate forward-looking information. This information reflects the Bank's current viewpoint with regard to future events, which is based on estimates, and is therefore subject to risks and uncertainty, as well as to the possibility that expected events or developments, may not materialize at all or may only partially materialize.

Profit and Profitability

In the first nine months of 2008, the Bank recorded a loss in the amount of NIS 532 million, compared with net profit of NIS 2,460 million in the same period last year.

The loss for the period mainly stems from a loss of NIS 3,101 million before tax (NIS 1,960 million, after tax) which the Bank recorded in its financial statements for the first quarter of 2008, since the Bank sold the entire mortgage-backed securities (MBS) portfolio held at its New York branch for a total of USD 2.55 billion on May 20, 2008.

Net negative return on equity amounted to 3.8%, in annualized terms, in the first nine months of 2008, compared with a positive return of 17.8% in the same period last year and 14.1% in the whole of 2007.

In the first nine months of 2008, the Bank recorded financing losses related to the financial crisis, including losses from the realization of mortgage-backed securities, the credit-derivative portfolio, and from the decline in value of asset-backed securities and financial institutions' bonds which totaled approximately NIS 4,350 million compared with NIS 130 million in the same period last year.

Net operating loss totaled NIS 1,076 million compared with a net operating profit of NIS 2,232 million in the same period last year.

Net negative return of operating profit on equity reached 7.7%, in annualized terms, in the first nine months of 2008, compared with a positive return of 16.1% in the same period last year and 12.3% in the whole of 2007.

Set out below are the changes in the results of operations for the period of January-September:

	2008	2007	Change	
		NIS millions		%
Net operating profit (loss)	**(1,076)**	2,232	(3,308)	(148.2)
Net profit from extraordinary transactions, after taxes	**544**	228	316	138.6
Net profit (loss)	**(532)**	2,460	(2,992)	(121.6)

The Group's loss in the first nine months of 2008, compared with the profit in same period last year, resulted mainly from the following factors:

1. A decrease of NIS 4,178 million in profit from financing activity before provision for doubtful debts.

2. An increase of NIS 233 million in provisions for doubtful debts.

3. A decrease of NIS 246 million in operating and other income.

4. An increase of NIS 290 million in operating and other expenses.

5. A decrease of NIS 191 million in net operating profits of equity-basis investee companies after taxes.

However, the following factors offset the aforesaid decrease:

1. A decrease of NIS 1,680 million in the provision for taxes.

2. An increase of NIS 316 million in net profit from extraordinary transactions.

Net profit in the third quarter of the year totaled NIS 441 million, compared with NIS 823 million in the same quarter last year, a decrease of 46.4%.

Net return on equity amounted to 9.6%, in annualized terms, in the third quarter, compared with 18.3% in the same quarter last year.

Net operating profit totaled NIS 384 million in the third quarter of 2008, compared with NIS 826 million in the same period last year, a decrease of 53.5%.

Net return of operating profit on equity reached 8.3%, in annualized terms, in the third quarter, compared with 18.4% in the same quarter last year.

Set out below are the changes in profitability in the third quarter:

	2008	2007	Change	
		In NIS millions		%
Net operating profit	**384**	826	(442)	(53.5)
Net profit from extraordinary transactions, after taxes	**57**	(3)	60	
Net profit	**441**	823	(382)	(46.4)

The decrease in the Group's net profit in the third quarter of 2008, compared with the same period last year, resulted mainly from the following factors:

1. A decrease of NIS 334 million in profit from financing activity before provision for doubtful debts.

2. An increase of NIS 332 million in the provision for doubtful debts.

3. A decrease of NIS 114 million in operating and other income.

4. A decrease of NIS 86 million in the Bank's net share in the operating results of equity-basis investees, after taxes.

However, the following factors partially offset the aforesaid decrease:

1. A decrease of NIS 172 million in operating and other expenses.
2. A decrease of NIS 231 million in the provision for taxes.
3. An increase of NIS 60 million in net profit from extraordinary transactions.

Developments in Income and Expenses

Profit from financing activity before provision for doubtful debts totaled NIS 2,014 million in the first nine months of 2008, compared with NIS 6,192 million in the same period last year.

The decrease in profit stems from financing losses related to the financial crisis.

As a result of the aforementioned financial crisis, the Bank recorded losses from asset-backed securities, other bonds, mostly issued by financial institutions, and in the credit-derivative portfolio.

The following are the principal causes of the decrease in profit from financing activity in the first nine months of 2008:

- Losses arising from investments by the Bank's offices abroad in asset-backed securities in the amount of NIS 3,679 million (for further details, see the section "Activity of the Bank Group in Asset-Backed Securities"), compared with a loss of NIS 122 million in the same period last year.
- A loss in the amount of NIS 462 million in the credit-derivative portfolio, mostly in CDS (credit default swaps), presented at fair value, mainly against debts of foreign financial institutions (for further details, see "The Bank's Activity in the United States" and "Credit Exposure to Foreign Financial Institutions" sections), compared with a loss of NIS 8 million in the same period last year.
- An increase in loss from bonds in the amount of NIS 211 million, mainly resulting from a loss of NIS 209 million in respect of foreign financial institutions' bonds.
- A decrease in profit in the amount of NIS 121 million due to the cessation of consolidation of Bank Massad and Bank Yahav.
- A decrease in profit in the amount of NIS 83 million stemming from the measurement of profit and loss in derivative instruments on a fair-value basis, in contrast to measuring results of balance-sheet financial activity on an accrual basis, mainly as a result of the fluctuations in interest rates in the CPI-linked segment. Note that in the first half of 2008 a loss was recorded in the amount of NIS 426 million compared with a loss of NIS 178 million in the same period last year; while in the third quarter of 2008 a profit of NIS 505 million was recorded compared with NIS 340 million in the same quarter last year.

However, the following main factors offset the decline in profit from financing activity:

- An increase in the amount of NIS 165 million in profit from the Bank's ongoing financial activity mainly due to the increase in the volume of financial activity of the Bank Group.
- An increase of NIS 104 million in respect of interest income on doubtful debts not previously attributed to profit and loss.

Profit from financing activity totaled NIS 2,083 million in the third quarter, compared with NIS 2,417 million in the same period last year, a decrease of 13.8%.

The following are the principal causes of the decrease in profit from financing activity in the third quarter of 2008, as compared with the same period last year:

- An increase of NIS 296 million in losses in the credit-derivative portfolio, mainly in respect of foreign financial institutions, mostly in CDS (credit default swaps), presented at fair value.
- An increase of NIS 191 million in the loss from bonds, mainly resulting from foreign financial institutions' bonds.
- A decrease in profit of NIS 102 million due to the cessation of consolidation of Bank Massad and Bank Yahav.

However, the following factors offset the decrease in profit from financing activity in the third quarter of 2008:

- An increase in profit in the amount of NIS 165 million stemming from the measurement of profit and loss in derivative instruments on a fair-value basis, in contrast to measuring results of balance-sheet financial activity on an accrual basis, mainly as a result of the fluctuations in interest rates in the CPI-linked segment.
- A decrease of NIS 46 million in losses from investments of the Bank's offices abroad in asset-backed securities.

The overall interest spread stood at 1.43% in the first nine months of 2008, compared with 1.44% in the same period last year.

The interest spread in the unlinked NIS segment stood at 2.12% in the first nine months of 2008, compared with 2.39% in the same period last year. The decrease in the interest spread in this segment mainly resulted from an increase in the volume of off-balance-sheet activity in derivative financial instruments, which has lower spreads than balance-sheet activity.

The interest spread in the CPI-linked segment in the first nine months of 2008 was 1.32%, compared with 1.46% in the same period last year. The decrease in the interest spread mainly resulted from the effect of the increased index on assets and liabilities not revalued below the base index, during the same period last year.

The interest spread in the foreign-currency segment stood at 0.64% in the first nine months of 2008, compared with 0.81% in the same period last year. The decrease in the interest spread mainly resulted from the non-inclusion of results in respect of currency options in the calculation of the interest spread.

Set out below is the contribution of the different linkage segments to profit from financing activity:

	For the nine months ended September 30			
	2008		2007	
	Volume of activity	Contribution to profit including effect of derivatives	Volume of activity	Contribution to profit including effect of derivatives
	%	NIS millions	%	NIS millions
Israeli currency:				
Unlinked	**36.3**	**3,153**	31.5	2,800
CPI-linked	**12.1**	**976**	12.4	1,077
Foreign currency (including f.c. linked)	**51.6**	**1,165**	56.1	1,702
Other derivative financial instruments, net (non-ALM)	**-**	**(160)**	-	25
Other financing income (expenses), net	**-**	**(3,120)**	-	588
Total	**100.0**	**2,014**	100.0	6,192

Unlinked NIS segment - Profit from financing activity in the unlinked NIS segment increased by NIS 353 million and totaled NIS 3,153 million, due mainly to an increase in financial capital invested in this segment and an increase in the volume of activity.

CPI-linked NIS segment - Profit from financing activity in the CPI-linked NIS segment decreased by NIS 101 million, and amounted to a profit of NIS 976 million.The decrease mainly resulted from the decrease in financial capital invested in this segment and the influence of the index, as mentioned above.

Foreign-currency denominated and foreign-currency linked segment - Profit from financing activity in this segment decreased by NIS 537 million, and totaled NIS 1,165 million. Note that income of NIS 210 million was recorded in the results of activity in options, mainly currency options, which are not included in the segment's results, compared with expenses in the amount of NIS 56 million in the same period last year.

Other derivative financial instruments, net - Includes net results of activity in derivative financial instruments not defined as hedging or ALM activity, principally the results of credit derivatives, results of activity in derivative instruments embedded in structured deposits, and activity in currency and interest-rate options. A net expense in the amount of NIS 160 million was recorded in the first nine months of 2008, compared with net income of NIS 25 million in the same period last year. The decrease mainly resulted from an increased loss in the amount of NIS 454 million, due to a decline in the fair value of the credit-derivative portfolio at the New York branch. The decrease was offset, as noted, by an increase of NIS 266 million in profits in respect of currency and interest options.

Other financing income (expenses) - Net expenses in the amount of NIS 3,120 million were recorded in the first nine months of 2008, compared with income in the amount of NIS 588 million in the same period last year. The decrease in income resulted from an increase of NIS 3,557 million in losses in asset-backed securities. In addition, income in respect of bonds decreased by NIS 211 million. However, interest income on doubtful debts not previously attributed to profit and loss increased by NIS 104 million.

Set out below is the development of results of financing activity by principal segments of activity:

	For the nine months ended September 30			For the three months ended September 30		
	2008	2007	Change	**2008**	2007	Change
	NIS millions		%	NIS millions		%
Households Segment	**1,501**	1,498	0.2	**503**	519	(3.1)
Private Banking Segment	**924**	956	(3.3)	**324**	324	-
Small Business Segment	**749**	721	3.9	**259**	240	7.9
Commercial Segment	**379**	432	(12.3)	**165**	145	13.8
Corporate Segment	**1,418**	1,481	(4.3)	**604**	435	38.9
Financial Management Segment	**(2,957)**	1,104	(367.8)	**228**	754	(69.8)
Total	**2,014**	6,192	(67.5)	**2,083**	2,417	(13.8)

The decline in the results of financing activity in the first nine months of the year is mainly reflected in the Financial Management Segment and in the Corporate and Commercial Segments.

The loss from financing activity in the Financial Management Segment mainly resulted from the losses of the Bank's offices abroad in MBS-type asset-backed securities and in CDO instruments, which are included in the results of this segment, and due to losses from the credit-derivative portfolio. The loss in this segment was also influenced by an increase in loss from bonds, mainly in respect of foreign financial institutions' bonds.

The decrease in profit from financing activity in the Corporate Segment mainly resulted from losses in respect of investments of the Bank's offices abroad in SIV-type asset-backed securities, which are included in the results of this segment. In the first nine months of 2008 losses were recorded in the amount of NIS 350 million (stemming from declines of an other-than-temporary nature totaling NIS 367 million excluding collections in the amount of NIS 17 million) compared with NIS 122 million in the same period last year. Excluding these losses, the segment's financing profit increased by 10.3%, mainly as a result of collection of debts for which financing income was not recorded in the past.

The decrease in profit from financing activity in the Commercial Segment mainly resulted from a negative contribution from Bank Pozitif in NIS as a result of a sharp decrease in the exchange rate of the Turkish lira in the first quarter of 2008.

The provision for doubtful debts was made on a conservative basis, with due regard for assessments of the risks in the credit portfolio, and totaled NIS 755 million in the first nine months of 2008, compared with NIS 522 million in the same period last year, an increase of 44.6%.

The specific provision for doubtful debts totaled NIS 718 million compared with NIS 440 million in the same period last year. On one hand, provisions increased during the reported period and totaled NIS 1,443 million compared with NIS 937 million, mainly due to a small number of borrowers in the Construction and Real Estate and Industry sectors; on the other hand, reduced provisions and the collection of debts written off in previous years totaled approximately NIS 725 million, compared with NIS 497 million in the same period last year. The increase results mainly from the settlement of a debt by a borrower for whom the Bank had previously recorded a provision for doubtful debts against the majority of the credit granted to him.

The supplementary provision for doubtful debts, which is performed for unidentified risks in customer indebtedness portfolios, increased by NIS 37 million in the first nine months of 2008. In the same period last year, this provision increased by NIS 82 million. The balance of the supplementary provision for doubtful debts totaled NIS 434 million on September 30, 2008.

The balance of the general provision, determined according to the directives of the Supervisor of Banks, totaled NIS 679 million on September 30, 2008. The aggregate total of the general and supplementary provisions for doubtful debts amounted to NIS 1,113 million, compared with NIS 1,088 million at the end of 2007.

For further details, see Note 11 to the Condensed Financial Statements with regard to the components of the specific provision and the supplementary provision for doubtful debts.

Set out below are details of the provision for doubtful debts for the period of January-September 2008:

	For the nine months ended September 30	
	2008	2007
	NIS millions	
Specific provision during the period	**1,443**	937
Reduction of specific provision and collection of debts written-off in the past	**(725)**	(497)
Change in specific provision	**718**	440
Change in supplementary provision	**37**	82
Total	**755**	522
Rate of specific provision out of total credit to the public:		
Specific provision	**0.89%**	0.62%
Reduction of specific provision and recoveries of debts written-off in the past	**(0.45%)**	(0.33%)
Total	**0.44%**	0.29%

In the third quarter of the year, the provision for doubtful debts totaled NIS 471 million compared with NIS 139 million in the same period last year, an increase of 238.8%.

The specific provision for doubtful debts totaled NIS 411 million in the third quarter, compared with NIS 78 million in the same period last year. On one hand, provisions increased to a total of NIS 720 million for the quarter, which reflects a provision ratio of 1.34% in annualized terms, compared with NIS 276 million, which reflects a provision ratio of 0.55% in annualized terms, mainly due to a small number of borrowers. On the other hand, reduced provisions and the collection of debts written off in previous years totaled approximately NIS 309 million, compared with NIS 198 million in the same quarter last year.

Set out below is the quarterly development of the provision for doubtful debts:

	2008			2007			
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	NIS millions						
Specific provision during the period	**720**	376	347	346	276	350	310
Reduction of specific provision and collection of debts written-off in the past	**(309)**	(141)	(275)	(221)	(198)	(188)	(110)
Change in specific provision	**411**	235	72	125	78	162	200
Change in supplementary provision	**60**	17	(40)	(134)	61	40	(19)
Total	**471**	252	32	(9)	139	202	181
Rate of specific provision out of total credit to the public:							
Specific provision	**1.34%**	0.71%	0.66%	0.67%	0.55%	0.73%	0.66%
Reduction of specific provision and recoveries of debts written-off in the past	**(0.58%)**	(0.27%)	(0.52%)	(0.43%)	(0.39%)	(0.39%)	(0.23%)
Total	**0.76%**	0.44%	0.14%	0.24%	0.16%	0.34%	0.43%

* Annualized.

Set out below is the development of the provision for doubtful debts by principal segments of activity:

	For the nine months ended September 30			For the three months ended September 30		
	2008	2007	Change	**2008**	2007	Change
	NIS millions		%	NIS millions		%
Households Segment	**120**	141	(14.9)	**53**	50	6.0
Private Banking Segment	**16**	20	(20.0)	**1**	6	(83.3)
Small Business Segment	**157**	125	25.6	**46**	27	70.4
Commercial Segment	**99**	95	4.2	**31**	27	14.8
Corporate Segment	**363**	141	157.4	**340**	29	
Total	**755**	522	44.6	**471**	139	238.8

Profit from financing activity after provision for doubtful debts totaled NIS 1,259 million in the first nine months of 2008, compared with profit of NIS 5,670 million in the same period last year.

Operating and other income totaled NIS 3,642 million in the first nine months of 2008, compared with NIS 3,888 million in the same period last year, a decrease of 6.3%.

Income from capital-market activity decreased by 12.9% in the first nine months of 2008 and totaled NIS 1,056 million, compared with NIS 1,213 million in the same period last year.

Income from fees for securities activity totaled NIS 751 million compared with NIS 737 million in the same period last year, an increase of 1.9%.

Income from provident-fund management fees totaled NIS 89 million in the first nine months of 2008, compared with NIS 249 million in the same period last year, a decrease of 64.3%, due to the sale of the Bank's provident-fund management rights, most of which was carried out during 2007, and which was completed at the end of the first quarter of 2008.

Income from mutual-fund management fees originating with the activity of subsidiaries abroad totaled NIS 15 million in the first nine months of 2008, compared with NIS 33 million in the same period last year, a decrease of 54.5%.

Income from mutual-fund distribution fees reached NIS 146 million compared with NIS 174 million in the same period last year, a decrease of 16.1% as a result of a decline in volumes of activity.

However, income from operating fees of provident and mutual funds totaled NIS 55 million compared with NIS 20 million in the same period last year.

Net loss in the amount of NIS 17 million was recorded in respect of investments in shares in the first nine months of 2008, compared with net profit in the amount of NIS 174 million in the same period last year. The loss in the first nine months of 2008 resulted from a provision for decline in value of shares which was offset by the sale of shares of MasterCard and a dividend from shares held in receivership. In the same period last year, this item mainly included dividend income from shares held in receivership.

Operating and other income not derived from capital-market activity or investment in shares totaled NIS 2,603 million in the first nine months of 2008, compared with NIS 2,501 million in the same period last year, an increase of 4.1%.

The contribution of credit-card companies to the operating income of the Bank Group (before deduction of related expenses) increased to a total of NIS 1,057 million, compared with NIS 928 million in the same period last year, an increase of 13.9%, as a result of an increase in the volume of activity.

In addition, income from handling credit and preparing contracts increased to NIS 280 million, compared with NIS 268 million in the same period last year. Income from account management fees decreased and totaled NIS 280 million compared with NIS 356 million in the same period last year, a decrease of 21.3% mainly as a result of the recent legislation in this regard.

In the third quarter of 2008, operating and other income totaled NIS 1,153 million, compared with NIS 1,267 million in the same quarter last year.

The decrease in income mainly resulted from a decrease in income from provident-fund management fees which contributed NIS 60 million in the same quarter last year, a decrease in account management fees totaling NIS 53 million in the quarter compared with NIS 120 million in the same quarter last year and losses from securities in the amount of NIS 39 million for the quarter compare with profit of NIS 29 million recorded in the same quarter last year.

An increase in income from credit cards totaling NIS 390 million in the quarter, compared with NIS 327 million in the same quarter last year, offset the abovementioned decrease.

Operating and other expenses totaled NIS 6,139 million in the first nine months of 2008, compared with NIS 5,849 million in the same period last year, an increase of 5.0%.

Salary expenses totaled NIS 3,683 million in the first nine months of 2008, compared with NIS 3,565 million in the same period last year, an increase of 3.3%. The increase mainly resulted from the voluntary-retirement program, as described below; the effects of the wage agreement on provisions for benefits; and from losses recorded in the value of severance compensation funds. These increases were offset by a decrease in the provision for bonuses and by the effect of the decrease in the Bank's share price on expenses for phantom options and from the cessation of consolidation of the data of Bank Massad and Bank Yahav.

In March 2008, the Bank's Board of Directors decided to offer employees a voluntary-retirement program at a cost of NIS 250 million. The expense for the program was included in the financial statements for 2007. In order to accommodate additional employees whose requests to retire were denied within the aforementioned program, the Board decided to offer another voluntary-retirement program in May 2008, at a cost of NIS 300 million, which was charged to the statement of profit and loss in the first quarter of 2008. Upon the retirement of most of these employees, the cost of the retirement program totaled NIS 362 million.

Maintenance expenses and depreciation of buildings and equipment totaled NIS 1,001 million, compared with NIS 951 million in the same period last year, an increase of 5.3%, mainly due to an increase in software depreciation expenses, and energy expenses.

Other expenses totaled NIS 1,455 million compared with NIS 1,333 million in the same period last year, an increase of 9.2%, which mainly resulted from an increase in expenses for fees paid for activity in securities and credit cards due to higher volumes of activity.

The coverage rate of operating and other expenses by operating and other income reached 59.3%, compared with 66.5% in the same period last year and 66.1% in the whole of 2007.

In the third quarter of 2008, operating and other expenses totaled NIS 1,960 million compared with NIS 2,132 million in the same period last year, a decrease of 8.1%. The decrease mainly stems from salary expenses and was influenced by a decrease in the provision for bonuses, the effect of the decrease in the Bank's share price on expenses for phantom options and from the cessation of consolidation of Bank Massad and Bank Yahav. This decrease was offset by losses recorded in the value of severance compensation funds.

Operating loss before taxes totaled NIS 1,238 million compared with profit of NIS 3,709 million in the same period last year.

In the third quarter, operating profit before taxes totaled NIS 805 million, compared with NIS 1,413 million in the same period last year, a decrease of 43.0%.

The provision for taxes (tax benefit) on operating profit (loss) amounted to a tax benefit in the amount of NIS 191 million in the first nine months of 2008 resulting from losses during the period, compared with tax expenses of NIS 1,489 million in the same period last year.

On February 26, 2008, the Knesset approved changes to the Income Tax (Adjustments for Inflation) Law, 5745-1985, due to the decrease in inflation rates in Israel in recent years. The aforesaid law essentially states that the effects of changes in the consumer price index starting on January 1, 2008 are not to be included in the calculation of taxable income for income-tax purposes. According to the Bank's estimates, the Bank's tax expenses will consequently increase as of that date, such that every 1% increase in the consumer price index leads to an increase of approximately NIS 40 million in tax expenses, compared to the tax expenses prior to the rescission of the law. The increase in the CPI in the first nine months of 2008 totaled 5.0%.

Operating loss after taxes totaled NIS 1,047 million in the first nine months of 2008, compared with profit of NIS 2,220 million in the same period last year.

In the third quarter, operating profit after taxes totaled NIS 475 million, compared with NIS 852 million in the same period last year, a decrease of 44.2%.

The Bank's net share in the operating results of equity-basis investees, after taxes amounted to a loss of NIS 64 million in the first nine months of 2008, compared with a profit of NIS 127 million in the same period last year. The loss for the period includes the Bank's share in losses of Clal Insurance and Delek Real Estate and a provision for decline in value, net of tax, in the amount of NIS 38 million with respect to the Bank's investment in Delek Real Estate. In the same period last year, the majority of the contribution to profit stemmed from Clal Insurance Enterprises Holdings, which contributed NIS 95 million. The large contribution resulted from profits from the flotation of a subsidiary and from the effect of a change in the treatment of special-risk reserves by insurance companies.

Minority interests' share in net results of consolidated companies totaled a share in losses in the amount of NIS 35 million in the first nine months of 2008, as a result of a negative contribution, in NIS, of Bank Pozitif, due to the significant appreciation of the NIS against the Turkish lira; compared with a share in profit in the amount of NIS 115 million in the same period last year.

Operating loss totaled NIS 1,076 million in the first nine months of 2008, compared with profit of NIS 2,232 million in the same period last year.

In the third quarter, net operating profit totaled NIS 384 million, compared with NIS 826 million in the same period last year, a decrease of 53.5%.

Net profit from extraordinary transactions after taxes totaled NIS 544 million in the first nine months of 2008, mainly resulting from profit from the sale of provident-fund management rights in the amount of NIS 443 million, profit from the sale of Bank Massad in the amount of NIS 50 million, and profit from the sale of Bank Yahav in the amount of NIS 49 million. In the same period last year, profit was recorded of approximately NIS 228 million, mainly due to the sale of provident-fund management rights in the amount of NIS 290 million, less deferred tax expenses recorded in respect of the expected realization of the investments in Bank Yahav and Bank Massad in the amount of approximately NIS 74 million.

Net profit (loss) of the Bank Group totaled a loss of NIS 532 million in the first nine months of 2008, compared with profit of NIS 2,460 million in the same period last year.

In the third quarter of 2008, net profit totaled NIS 441 million, compared with NIS 823 million in the same period last year, a decrease of 46.4%.

Net profit (loss) per share amounted to a loss of NIS 0.41 in the first nine months of 2008, compared with profit of NIS 1.95 in the same period last year.

Set out below are details regarding return on equity, in annualized terms (in percent):

	For the nine months ended September 30	
	2008	2007
Net return of operating profit (loss) on equity	**(7.7%)**	16.1%
Net return (loss) on equity	**(3.8%)**	17.8%

	2008			2007				
	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
Net return of operating profit (loss) on equity	**8.3%**	12.6%	(36.8%)	12.3%	2.0%	18.4%	16.1%	16.0%
Net return (loss) on equity	**9.6%**	13.8%	(29.8%)	14.1%	4.6%	18.3%	23.0%	14.6%

* Returns on equity in the first and third quarters of 2008 and in the fourth quarter of 2007 were mainly influenced by financial losses from the financial crisis, as noted above.

Developments in Balance Sheet Items

The consolidated balance sheet totaled NIS 297.9 billion, compared with NIS 303.0 billion at the end of 2007, a decrease of 1.7% and resulted mainly from the cessation of consolidation of Bank Massad and Bank Yahav data following their sale during the year. Excluding their balances at the end of 2007, an increase of 1.8% occurred.

Set out below are the developments in the main balance-sheet items:

	September 30, 2008	December 31, 2007	Change	
		NIS millions		%
Total balance sheet	**297,854**	302,991	(5,137)	(1.7)
Credit to the public	**214,735**	205,016	9,719	4.7
Cash on hand and deposits with banks	**37,464**	35,695	1,769	5.0
Securities	**29,681**	48,115	(18,434)	(38.3)
Deposits from the public	**214,802**	231,750	(16,948)	(7.3)
Bonds and subordinated notes	**20,676**	18,812	1,864	9.9
Shareholders' equity	**19,030**	18,778	252	1.3

Off-Balance Sheet Activity

Set out below are the developments in the balance of off-balance sheet monetary assets of the Bank Group's customers(1):

	September 30, 2008	December 31, 2007	Change	
		NIS millions		%
Customers' securities portfolios	**418,837**	442,561	(23,724)	(5.4)
Provident funds and study funds	**69,069**	74,983	(5,914)	(7.9)
Mutual funds(2)	**34,028**	40,110	(6,082)	(15.2)
Total	**521,934**	557,654	(35,720)	(6.4)

(1) Including customers' assets for which the Bank Group provides operational and safekeeping services; in 2007, also management services.
(2) These balances reflect Bank customers' holdings in mutual funds.

Credit to the public amounted to NIS 214.7 billion on September 30, 2008, compared with NIS 205.0 billion at the end of 2007, an increase of 4.7%. The growth was mainly influenced by increases in the construction and real-estate sector and in the private individuals sector. Note that the appreciation of the shekel against most foreign currencies contributed to moderating the increase in credit to the public, by approximately 3.1%. In addition, there was a decrease in the amount of approximately NIS 4.2 billion as a result of the cessation of consolidation of the data of Bank Massad and Bank Yahav following their sale.

For details regarding changes in credit to the public by activity segments, see the section "Results of Operations of the Bank Group's Segments of Activity".

Overall credit risk to the public on September 30, 2008 totaled about NIS 392.4 billion, compared with about NIS 385.5 billion at the end of 2007, an increase of 1.8%.The increase mainly resulted from credit to private individuals in the amount of NIS 16.6 billion which was partially offset by the cessation of consolidation of Bank Massad and Bank Yahav data. Likewise, by an increase in the construction and real estate sector in the amount of NIS 6.9 billion, of which approximately NIS 1.3 billion from an increase in guarantees, mostly guarantees to buyers of homes pursuant to the Sale Law. On the other hand, this increase was offset by a decrease of NIS 23.7 billion in the financial services sector, as a result of the sale of the MBS portfolio at the New York branch; provisions for decline in value of asset-backed securities; and a decrease in unutilized credit lines, mainly in the United States.

Set out below is the development of overall credit risk* to the public, by principal sectors of the economy:

	September 30, 2008		December 31, 2007		
	Overall credit risk to the public	Percent of total	Overall credit risk to the public	Percent of total	Rate of change
Economic sector	NIS millions	%	NIS millions	%	%
Agriculture	**1,831**	**0.5**	1,815	0.5	0.9
Industry	**47,448**	**12.1**	44,057	11.4	7.7
Construction & real estate	**66,595**	**17.0**	59,668	15.5	11.6
Electricity & water	**7,486**	**1.9**	6,768	1.8	10.6
Commerce	**23,394**	**6.0**	23,409	6.1	(0.1)
Hotels, hospitality & food services	**9,287**	**2.4**	8,424	2.2	10.2
Transportation & storage	**8,706**	**2.2**	8,242	2.1	5.6
Communications & computer services	**8,206**	**2.1**	7,529	2.0	9.0
Financial services	**62,802**	**16.0**	86,551	22.3	(27.4)
Business & other services	**15,069**	**3.8**	13,844	3.6	8.8
Public & community services	**9,696**	**2.4**	10,003	2.6	(3.1)
Private individuals - housing loans	**32,978**	**8.4**	30,145	7.8	9.4
Private individuals - other	**98,866**	**25.2**	85,077	22.1	16.2
Total	**392,364**	**100.0**	385,532	100.0	1.8

* Including off-balance-sheet credit risk, investments in bonds by the public, assets arising from derivative instruments transacted against the public, and securities borrowed or bought under resale agreements transacted against the public.

Credit Exposure to Foreign Financial Institutions

In the course of its business, the Bank Group is exposed to risk arising from exposures to foreign financial institutions. The foreign financial institutions include banks, investment banks, insurance companies, broker-dealers, and institutional entities, mainly pension funds.

The exposure to foreign financial institutions is influenced both by the specific condition of each institution and by the risk level of the countries in which it operates, and may be affected by events in foreign countries that can cause a decrease in the value of the Bank's assets or impair the foreign institutions' ability to meet their obligations, including obligations to the Bank Group. Such events many include financial crises, the effects of changes in political conditions in various countries, social instability, and more.

It should be emphasized that the majority of the Bank's credit exposures to foreign financial institutions are to banks, and most of these exposures are to the banking system in Western Europe and North America; exposure to other financial institutions is relatively low.

Developments at financial institutions and in countries to which the Bank is exposed are monitored routinely and more intensively since the outbreak of the crisis, through means including the assistance of reviews and updates by the international rating agencies Fitch, Moody's, and S&P.

Following the outbreak of the financial crisis in late 2007, the Bank implemented a series of measures aimed at minimizing credit risk from foreign financial institutions. These measures included reducing the list of banks to which exposures are undertaken, focusing on leading Western banks, usually with high external ratings by the international rating agencies; decreasing the volume of exposure to these banks as well; and shortening the periods of the exposures. In addition, the Bank acted to minimize risk by channeling activity in derivative financial instruments to institutions with which Credit Support Annex (CSA) agreements (offsetting agreements that minimize risks) have been signed, and neutralized clearing risks by conducting currency clearing activity through the international clearing house known as CLS (Continuous Linked Settlement).

In October 2008, due to the escalation of the financial crisis, governments in the U.S., Western Europe and other countries took unprecedented steps to stabilize the financial sector and restore depositors' and investors' confidence. These measures include: the injection of capital into financial institutions, injection of liquidity into the markets, provision of guarantees to secure the repayment of debts of banks, purchases of "problematic assets," and increased insurance amounts for deposits from the public.

The following table details the Bank Group's exposure to foreign financial institutions as at September 30, 2008.

External credit rating[1][5]	Balance-sheet credit risk[2]	Off-balance-sheet credit risk[3]	Total credit risk
	NIS millions		
Credit exposures to foreign financial institutions			
AAA to AA-	21,064	2,583	23,647
A+ to A-	4,678	338	5,016
BBB+ to BBB-	560	68	628
BB+ to B-*	704	-	704
Lower than B-	2	-	2
Unrated**	289	268	557
Total credit exposures to foreign financial institutions	27,297	3,257	30,554
Balance of problematic debts[4]	40	-	40
The following are details of expenses charged to the statement of profit and loss:			
For the third quarter of 2008	209	257	466
For the period January-September 2008	209	346	555

* Credit granted to the group of institutions rated BB+ to B- mainly consists of participations in syndications organized by top-tier international banks to raise resources, usually for the short term, for leading banks in emerging markets; and support for foreign-trade transactions of the Bank's customers in these markets.

** Mainly includes clearing houses and a credit line to an agency sponsored by the U.S. government, which constitute 57% of the balance. The remaining balance is in respect of smaller banks and financial institutions.

(1) Foreign financial institutions include banks, investment banks, broker-dealers, insurance companies, institutional entities, and entities controlled by such entities.

(2) Deposits with banks, credit to the public, investments in bonds, securities borrowed or bought in resale agreements, and other assets in respect of derivative instruments.

(3) Mainly guarantees and commitments to grant credit.

(4) Balances of problematic debts, deducting debts covered by collateral permitted for deduction for the purpose of the limit on indebtedness of borrowers and borrower groups, including off-balance-sheet risk-adjusted assets.

(5) According to the ratings of S&P, Moody's and Fitch rating agencies.

Notes:

A. Credit risk and balances of problematic debt are presented after deduction of specific provisions for doubtful debts.

B. Credit exposures do not include exposures to financial institutions with full, explicit government guarantees, and do not include investments in asset-backed securities (see details in the note on securities).

C. For further information regarding the composition of credit exposures included in the disclosure above in respect of derivative instruments with banks and broker-dealers see Note 9C to the financial statements.

Approximately 93% of the exposure to foreign financial institutions is to financial institutions rated A- or higher.

The Bank Group's exposure to foreign financial institutions is distributed as follows: 85% in foreign banks, 8% in investment banks, and 4% in pension funds. The exposure to financial institutions is mainly divided into: 52% deposits with banks, 25% investments in securities, and 13% derivatives.

Most of the Bank Group's exposure is to foreign financial institutions, of which: 23% to institutions that operate in the US, 15% in Germany, 11% in France, 10% in England and 7% in Switzerland.

In the Management's Review Appendix 2 - Total Credit Risk to the Public by Economic Sector - in respect of activity of borrowers abroad, some of the exposures under the Financial Services sector are presented in the above table. "Balance-sheet credit risk", in said appendix, includes balances of credit to the public, investments in bonds of the public, securities borrowed or bought in resale agreements from the public, and other assets in respect of derivative instruments transacted with the public as the counterparty. However, the aforesaid appendix does not include balances of deposits with banks, which are included in the above table. In addition, in Appendix 2 within "off-balance-sheet credit risk", credit risk is presented as calculated for the purpose of the limits on indebtedness of borrowers, which includes, among other things, 10% of the balances of a futures transactions, which are not included in the above table. Also note that the credit exposures in the above table do not include exposures to financial institutions with explicit, full government guarantees, and do not include investments in asset-backed securities. For further details, see the section "Activity of the Bank Group in Asset-Backed Securities."

The detailed table above also includes exposures which are naturally not included in credit to the public; these exposures are included under "cash on hand and deposits with banks". The Bank included losses incurred due to exposures to foreign financial institutions in its statement of profit and loss, as follows:

	For the nine months ended	For the three months ended
	September 30, 2008	
	NIS millions	
Bonds of financial institutions	209	209
CDS credit derivatives	346	257

Problematic Credit

As a result of the global financial crisis and the economic events in Israel, the volume of problematic credit grew significantly from the end of June 2008 to the end of September 2008.

Set out below are the developments in problematic debts[1], according to the classifications established by the Supervisor of Banks:

	September 30		June 30	December 31
	2008	2007	2008	2007
	NIS millions			
Problematic debts[1]				
Non-income bearing	**3,870**	4,256	3,366	3,820
Restructured[2][b]	**814**	1,621	1,167	1,536
Designated for restructuring[3][b]	**47**	735	364	338
In temporary arrears	**606**	1,310	616	1,164
Under special supervision[a][b]	**8,083**	6,185	5,331	6,261
Total balance-sheet credit to problematic borrowers[1]	**13,420**	14,107	10,844	13,119
Off-balance-sheet credit risk in respect of problematic borrowers[1][5]	**1,515**	1,929	1,364	1,512
Bonds of problematic borrowers	**53**	28	16	20
Other assets in respect of derivative instruments of problematic borrowers	**2**	1	9	1
Overall credit risk in respect of problematic borrowers[1]	**14,990**	16,065	12,233	14,652
Assets received in respect of discharged credit	**435**	491	374	530
(a) Of which: credit for housing in respect of which a provision commensurate with the extent of arrears exists	**472**	512	492	499
(b) Of which: debts for which a specific provision exists[4]	**2,734**	4,784	3,604	4,085

(1) Not including problematic debts covered by collateral that can be deducted for the purpose of limits to the indebtedness of borrowers and of groups of borrowers.
(2) Credit restructured in the course of the current year, and credit restructured in previous years with waiver of income.
(3) Credit to borrowers for which a restructuring decision has been made but not yet implemented.
(4) Except for housing credit for which a provision commensurate with the extent of arrears exists.
(5) As calculated for the purpose of limits to the indebtedness of borrowers and of groups of borrowers, except in respect of guarantees provided by a borrower to secure the indebtedness of a third party.

Cash on hand and deposits with banks totaled NIS 37.5 billion, compared with NIS 35.7 billion at the end of 2007, an increase of 5.0%.

Deposits with central banks totaled NIS 19.9 billion, of which NIS 11.2 billion with the Bank of Israel, compared with NIS 6.4 billion at the end of 2007.The increase mainly resulted from the withdrawal of deposits in foreign banks which totaled NIS 17.6 billion at the end of September 2008 compared with NIS 29.3 billion, at the end of 2007, and the redirection of these funds to deposits with the Bank of Israel.

Securities totaled NIS 29.7 billion, compared with NIS 48.1 billion at the end of 2007, a decrease of 38.3%.

The decrease mainly resulted from the sale of MBS securities, the balance of which totaled NIS 13.5 billion at the beginning of the year (this amount includes the effect of the appreciation of the shekel, in the amount of NIS 1.9 billion), as described in the section "Activity of the Bank Group in Asset-Backed Securities."

In addition, redemption of bonds of foreign banks in the amount of NIS 1.6 billion contributed to the decrease, and the cessation of consolidation of the data of Bank Massad and Bank Yahav, due to the sale of these banks, contributed to the decrease a total of about NIS 4.1 billion.

The Bank is a member of the TASE Clearing House Ltd. and the Maof Clearing House Ltd. As at September 30, 2008, the Bank has pledged bonds in the amount of NIS 171 million to the TASE Clearing House, and bonds in the amount of NIS 1,501 million to the Maof Clearing House, in order to secure its clients' activity and for the mutual guarantee of clearing-house members.

In addition, the Bank has signed a certificate of debt in favor of the Bank of Israel as collateral for credit the Bank received or will receive from the Bank of Israel. In accordance with this certificate, the Bank pledged its inventory of Gilon and Shahar bonds in favor of the Bank of Israel, as a floating lien, whose balance is NIS 4.9 billion as at September 30, 2008.

In July 2008, an agreement was signed between Bank Hapoalim and the Bank of Israel, in which the Bank of Israel will grant Bank Hapoalim a credit line of up to NIS 1 billion, solely for the purpose of meeting the Bank's obligations as a liquidity supplier for CLS. Against the placement of these loans, the Bank applied a first-rank floating lien in favor of the Bank of Israel on customer credit, up to a total of NIS 1.1 billion.

Classifications of the securities of the Bank Group is set out below:

	September 30, 2008				
	Depreciated cost	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value	Balance-sheet value
	NIS millions				
Bonds					
Held to maturity	**2,207**	**-**	**-**	**2,207**	**2,207**
Available for sale	**22,587**	**64**	**(386)**	**22,265**	**22,265**
For trade	**3,484**	**5**	**(5)**	**3,484**	**3,484**
	28,278	**69**	**(391)**	**27,956**	**27,956**
Shares					
Available for sale	**1,575**	**156**	**(31)**	**1,700**	**1,700**
For trade	**26**	**-**	**(1)**	**25**	**25**
	1,601	**156**	**(32)**	**1,725**	**1,725**
Total securities	**29,879**	**225**	**(423)**	**29,681**	**29,681**

	December 31, 2007				
	Depreciated cost	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value	Balance-sheet value
	NIS millions				
Bonds					
Held to maturity	2,463	-	-	2,463	2,463
Available for sale	41,092	332	(941)	40,483	40,483
For trade	3,259	7	(3)	3,263	3,263
	46,814	339	(944)	46,209	46,209
Shares and mutual funds					
Available for sale	1,513	370	(7)	1,876	1,876
For trade	30	-	-	30	30
	1,543	370	(7)	1,906	1,906
Total securities	48,357	709	(951)	48,115	48,115

Set out below are details of the unrealized loss from adjustments to fair value in respect of securities in the available-for-sale portfolio, as of September 30, 2008:

WIth respect to bonds:

	September 30, 2008			
	Up to 6 months	6-9 months	9-12 months	Over 12 months
	NIS millions			
Up to 20%	**90**	**46**	**1**	**66**
20%-30%	-	-	-	**12**
Over 30%	-	**5**	-	**26**

WIth respect to asset-backed securities:

	September 30, 2008			
	Up to 6 months	6-9 months	9-12 months	Over 12 months
	NIS millions			
Up to 20%	-	**21**	**56**	**33**
20%-30%	-	-	-	**30**
Over 30%	-	-	-	-

WIth respect to shares:

	September 30, 2008			
	Up to 6 months	6-9 months	9-12 months	Over 12 months
	NIS millions			
Up to 20%	**23**	-	-	-
20%-30%	**7**	**1**	-	-
Over 30%	-	-	-	-

Since the end of September 2008 and until the end of October 2008, the securities available-for- sale portfolio decreased in value by an additional NIS 280 million.The decline stems mainly from the investment in Israeli Government bonds in the amount of NIS 82 million, a decline in investment in shares in the amount of NIS 67 million and in the asset-backed securities portfolio in the amount of NIS 96 million. During the month of November the decline in the capital market continued.

Set out below is a breakdown of the securities portfolio by linkage segments:

	September 30, 2008	December 31, 2007	Change	
	NIS millions			%
Israeli currency:				
Unlinked	**13,678**	13,564	114	0.8
CPI-linked	**1,310**	2,152	(842)	(39.1)
Foreign currency (including f.c. linked)*	**12,968**	30,493	(17,525)	(57.5)
Non-monetary items	**1,725**	1,906	(181)	(9.5)
Total	**29,681**	48,115	(18,434)	(38.3)

* For further details regarding the Bank's investments in asset-backed securities, see Note 2 to the Condensed Financial Statements and the section "Activity of the Bank Group in Asset-Backed Securities."

Total deposits amounted to NIS 231.5 billion, compared with NIS 243.0 billion at the end of 2007. These deposits include deposits from the public, deposits from the government, and deposits from the Bank of Israel and other banks.

Deposits from the public totaled NIS 214.8 billion, compared with NIS 231.8 billion at the end of 2007, a decrease of 7.3%. The decrease stemmed as a result of the redemption of callable CDs in the amount of approximately NIS 6 billion, used to finance the MBS portfolio; the effect of the appreciation of the shekel against most foreign currencies in the amount of approximately NIS 11 billion and from the cessation of consolidation of the data of Bank Massad and Bank Yahav due to the sale of these banks in the amount of NIS 11.8 billion. An increase in deposits in Israel in the amount of NIS 12 billion offset the decrease.

In the third quarter of 2008 the balance of deposits from the public decreased from NIS 227 billion as at June 30, 2008 to NIS 214.8 billion as at September 30, 2008. The decrease in the third quarter of 2008, in the amount of NIS 12.2 billion, mainly resulted from the cessation of consolidation of the data of Bank Yahav, due to its sale, in the amount of approximately NIS 9.2 billion; and from the redemption of deposits at branches abroad, in the amount of approximately NIS 4.3 billion. An increase in deposits in Israel in the amount of NIS 2.1 billion offset this decrease.

Deposits from banks totaled NIS 14.9 billion, compared with NIS 9.0 billion at the end of 2007, an increase of 65.2%.

Bonds and subordinated notes totaled NIS 20.7 billion, compared with NIS 18.8 billion at the end of 2007. The change mainly resulted from the issuance of subordinated notes in the amount of NIS 2.8 billion which was offset by the settlement of subordinated notes and capital notes in the amount of NIS 1.0 billion.

Shareholders' equity totaled NIS 19.0 billion, compared with NIS 18.8 billion at the end of 2007, an increase of 1.3%. The increase mainly resulted from the issuance of share capital in the amount of NIS 735 million, which was offset by the loss for the period in the amount of NIS 512 million.

The ratio of shareholders' equity to total assets reached 6.4%, compared with 6.2% at the end of 2007.

The ratio of capital to risk-adjusted assets reached 11.51%, compared with 10.26% at the end of 2007.

The ratio of core (Tier 1) capital to risk-adjusted assets reached 7.89%, compared with 7.50% at the end of 2007. Tier 1 capital includes subordinated capital notes in the amount of NIS 1,904 million, which were authorized by the Supervisor of Banks as "hybrid capital instruments," and which contributed 0.7% to the core capital ratio.

The ratio of supplementary (Tier 2) capital to risk-adjusted assets reached 3.63%, compared with 2.77% at the end of 2007. Tier 2 capital includes Upper Tier 2 capital (subordinated capital notes and general provision for doubtful debts), the balance of which totaled NIS 1,473 million on September 30, 2008, and contributed 0.54% to the overall capital ratio.

Following the downgrade by Israeli credit agencies of the credit rating of the mortgage-insurance company EMI, assets backed by EMI in the amount of NIS 330 million were weighted based on a coefficient of 100%, instead of the 50% rate that applied until the downgrade. The effect of this change on the capital ratio amounts to 0.01%.

The principal changes in total capital for the purpose of calculating the ratio of capital to risk-adjusted assets during the period of January-September 2008 are set out below:

In April 2008, the Bank allocated 52,500,000 ordinary shares of the Bank and 7,500,000 options exercisable into shares to York Capital Management, in consideration for a total of NIS 735 million.

In September 2008, the Bank raised "hybrid capital" instruments approved by the Supervisor of Banks as Tier 1 capital, in the amount of NIS 402 million.

During the first nine months of the year, the Bank raised subordinated notes, which constitute Tier 2 capital, in the amount of NIS 2,356 million. This increase was offset by the cessation of inclusion of subordinated notes in Tier 2 capital, in the amount of NIS 0.4 billion.

During the fourth quarter of 2008, some of the subordinated notes in the amount of approximately NIS 0.3 billion, which constitute Tier 2 capital for the purpose of calculating the ratio of capital to risk-adjusted assets, will cease to be considered Tier 2 capital, in accordance with the rules established by the Supervisor of Banks with regard to the recognition of notes of this type as Tier 2 capital by banking corporations.

In May 2008, the Board of Directors of the Bank reaffirmed the Bank's resolutions to proceed on a trajectory leading the Bank to an 11% ratio of capital to risk-adjusted assets by the end of 2008, and to a 12% capital ratio by the end of 2009.

The Board of Directors examined the various available options, in accordance with the Bank's work plans, for increasing the Bank's capital, encompassing the different components, by issuing core capital, hybrid core capital, or supplementary capital.

At this point, the Bank has passed the following resolutions:

1. To approve the raising of supplementary capital by issuing subordinated notes (Series J) in the amount of up to NIS 2 billion (face value). These issues are to be performed by Hapoalim Hanpakot Ltd., a wholly owned subsidiary of the Bank (hereinafter: "Hapoalim Hanpakot").

   In order to carry out these offerings, Hapoalim Hanpakot has acted to amend its shelf prospectus published on March 20, 2007 (hereinafter: the "Shelf Prospectus") with regard to the issuance of the aforesaid Series J, such that Hapoalim Hanpakot will be able to issue Series J subordinated bonds under the Shelf Prospectus in a total amount of up to NIS 3 billion, instead of NIS 1 billion under the existing Shelf Prospectus.

   The terms of the subordinated notes to be issued by Hapoalim Hanpakot following the amendment of the Shelf Prospectus will be as detailed in the Shelf Prospectus.

   The Bank issued NIS 1.3 billion in this series by September 30, 2008.

2. To approve the issuance of hybrid core capital through the issuance of subordinated capital notes (Series C) linked to the consumer price index in the amount of up to NIS 800 million (face value) in private placements to classified investors. These offerings are intended to expand the series of subordinated capital notes of this type (Series C). The terms of the subordinated capital notes issued in these offerings will be identical to the terms of the subordinated capital notes issued by the Bank in the same series, as detailed in the Immediate Report released by the Bank on November 5, 2007.

   On October 29, 2007, the Bank was granted permission by the Supervisor of Banks to recognize the subordinated capital notes (Series C) to be issued as hybrid capital instruments, as part of the core capital of the Bank, as detailed in the Immediate Report dated November 5, 2007.

   The Bank issued NIS 402 million in this series by September 30, 2008.

3. To approve the raising of supplementary capital through the issuance of subordinated notes (Series K) not linked to any index, in the amount of up to NIS 900 million (face value), through Hapoalim Hanpakot, in an offering to the public, through a uniform offer in an auction for the unit price. These offerings are intended to expand this series of subordinated notes (Series K). The terms of the subordinated capital notes issued in the offering will be as detailed in the Shelf Prospectus of Hapoalim Hanpakot dated March 20, 2007. On February 12, 2007, the Bank was granted permission by the Supervisor of Banks to recognize the subordinated notes as supplementary capital, as detailed in the Shelf Prospectus of March 20, 2007.
   The Bank issued NIS 386 million in this series by September 30, 2008.
4. To approve the raising of supplementary capital through a shelf prospectus to be published by Hapoalim Hanpakot, according to which up to 18 series of debt certificates will be offered to the public, at a face value of up to NIS 5 billion per series. These series are likely to include series of bonds at an ordinary settlement rank, equal to the settlement rank of all deposits deposited with the Bank from time to time, and/or series of subordinated notes at a settlement rank subordinate to all other liabilities of Hapoalim Hanpakot and of the Bank that have not been assigned a settlement rank equal or inferior to that of the subordinated notes of that series. The timing, volume, and final structure of each offering have yet to be determined. The issuance of any subordinated notes within series as described above will be subject to permission from the Supervisor of Banks to recognize the notes as supplementary capital.

Note that the aforesaid statements with regard to the objectives for increasing the capital ratio and the ways of reaching these objectives constitute "forward-looking information," and their materialization depends both on external factors, such as conditions in the capital market and economic conditions in Israel and abroad, and on the Bank's business plans. Therefore, there is a possibility that the Bank may not be able to meet these objectives.

Results of Operations of the Bank Group's Segments of Activity

The Bank Group operates in Israel and abroad in all areas of banking through the Bank, subsidiaries, branches, and representative offices, and provides a wide range of banking and financial services to its customers.

The Bank also engages in investments, principally in the areas of insurance and real estate, by means of equity-basis investee companies.

The activity of the Bank Group is managed via six principal segments of activity. The division into segments of activity is based on the types of products and services or on the types of customers included in each of the segments. The Board of Management of the Bank uses this division to make decisions and to analyze the Group's business results.

The segments of activity are presented according to characteristics stipulated by the Supervisor of Banks. A detailed description of the segments of activity and the manner of their measurement appears in the Annual Report for 2007.

The Bank has sold its full holdings in Bank Massad and Bank Yahav, and consequently no longer includes the balances of Bank Massad and its share in the results of operations of Bank Massad in its financial statements, as of the beginning of the second quarter, and no longer includes the balances of Bank Yahav and its share in the results of operations of Bank Yahav in its financial statements, as of the beginning of the third quarter. This mainly affects the Households Segment, where the majority of the activity of Bank Massad and Bank Yahav was focused.

Set out below are the results of operations of the Bank Group, by segments:

A. Net Operating Profit (Loss)

	For the nine months ended September 30				For the three months ended September 30			
	2008	2007	Change		**2008**	2007	Change	
	NIS millions			%	NIS millions			%
Households Segment	**197**	171	26	15.2	**85**	25	60	240.0
Private Banking Segment	**232**	315	(83)	(26.3)	**92**	89	3	3.4
Small Business Segment	**161**	152	9	5.9	**74**	38	36	94.7
Commercial Segment	**66**	106	(40)	(37.7)	**50**	35	15	42.9
Corporate Segment	**478**	764	(286)	(37.4)	**121**	197	(76)	(38.6)
Financial Management Segment	**(2,290)**	643	(2,933)	(456.1)	**(57)**	431	(488)	(113.2)
Others and Adjustments	**80**	81	(1)	(1.2)	**19**	11	8	72.7
Total	**(1,076)**	2,232	(3,308)	(148.2)	**384**	826	(442)	(53.5)

B. Net Profit (Loss)*

	For the nine months ended September 30				For the three months ended September 30			
	2008	2007	Change		**2008**	2007	Change	
	NIS millions			%	NIS millions			%
Households Segment	**514**	277	237	85.6	**127**	25	102	408.0
Private Banking Segment	**370**	402	(32)	(8.0)	**93**	89	4	4.5
Small Business Segment	**204**	172	32	18.6	**74**	38	36	94.7
Commercial Segment	**74**	111	(37)	(33.3)	**50**	35	15	42.9
Corporate Segment	**495**	776	(281)	(36.2)	**121**	197	(76)	(38.6)
Financial Management Segment	**(2,273)**	649	(2,922)	(450.2)	**(50)**	431	(481)	(111.6)
Others and Adjustments	**84**	73	11	15.1	**26**	8	18	225.0
Total	**(532)**	2,460	(2,992)	(121.6)	**441**	823	(382)	(46.4)

* Net profit (loss), according to the directives of the Bank of Israel, also includes the results of the sale of subsidiary and affiliated companies and other assets, which are included in the item "net profit from extraordinary transactions".

C. Balance-Sheet Balances

Credit to the public

	September 30, 2008	December 31, 2007*	Change	
	NIS millions			%
Households Segment	**46,141**	45,083	1,058	2.3
Private Banking Segment	**23,952**	24,860	(908)	(3.7)
Small Business Segment	**20,422**	20,511	(89)	(0.4)
Commercial Segment	**21,135**	18,791	2,344	12.5
Corporate Segment	**102,414**	95,270	7,144	7.5
Financial Management Segment	**671**	501	170	33.9
Total	**214,735**	205,016	9,719	4.7
Of which, retail credit**:				
Households Segment	**16,248**	17,565	(1,317)	(7.5)
Private Banking Segment	**5,993**	5,920	73	1.2
Small Business Segment	**15,650**	16,228	(578)	(3.6)
Housing loans in Israel	**33,529**	31,125	2,404	7.7

* Includes balances of customers of Bank Massad and Bank Yahav in the amount of NIS 3,148 million in the Households Segment, NIS 122 million in the Private Banking Segment, and NIS 979 million in the Small Business Segment.

** Credit in Israel excluding housing loans and credit cards.

Deposits from the public

	September 30, 2008	December 31, 2007*	Change	
	NIS millions			%
Households Segment	**27,575**	35,821	(8,246)	(23.0)
Private Banking Segment	****107,370**	115,827	(8,457)	(7.3)
Small Business Segment	**18,164**	18,059	105	0.6
Commercial Segment	**8,823**	8,266	557	6.7
Corporate Segment	**44,630**	36,129	8,501	23.5
Financial Management Segment	**8,240**	17,648	(9,408)	(53.3)
Total	**214,802**	231,750	(16,948)	(7.3)

* Includes balances of customers of Bank Massad and Bank Yahav in the amount of NIS 9,806 million in the Households Segment, NIS 1,421 million in the Private Banking Segment, and NIS 532 million in the Small Business Segment.

** The decrease in the Private Banking segment resulted mainly from an erosion of balances, due to the fact that a significant part of the balances are denominated in foreign currency and were eroded by the appreciation of the shekel.

D. Assets of the Public

Assets of the public under management[1]

	September 30, 2008	December 31, 2007	Change	
		NIS millions		%
Households Segment	**5,986**	28,706	(22,720)	(79.1)
Private Banking Segment	**102,586**	120,118	(17,532)	(14.6)
Small Business Segment	**7,633**	13,008	(5,375)	(41.3)
Commercial Segment	**5,486**	8,866	(3,380)	(38.1)
Corporate Segment	**306,364**	335,572	(29,208)	(8.7)
Others and Adjustments	**93,879**	51,384	42,495	82.7
Total	**521,934**	557,654	(35,720)	(6.4)

(1) Includes customer assets for which the Bank Group provides operational and custody services; in 2007, also management services.

Set out below are the condensed operating results of the principal segments, divided into sub-activities:

The Households Segment

Net operating profit in the Households Segment in the first nine months of 2008 totaled NIS 197 million, compared with NIS 171 million in the same period last year, an increase of 15.2%.

Due to the sale of Bank Massad and Bank Yahav, their results of operations attributed to the Households Segment are not included in the financial statements, as of the second and third quarter of 2008, respectively.

The segment's income totaled NIS 2,522 million in the first nine months of 2008, compared with NIS 2,600 million in the same period last year, a decrease of 3.0%, which resulted from a decrease in income as a consequence of the Supervision of Fees Law and implications of the sale of provident fund management rights on the income from segment's customers and since the segment's income abroad decreased, mainly due to the erosion of the exchange rate of the Turkish lira during the first quarter this year. In addition, due to the sale of Bank Massad and Bank Yahav, the results of their operations attributed to the Households Segment are not included in the reports, as mentioned above. On the other hand, there was an increase in income from credit cards.

Financing income totaled NIS 1,501 million in the first nine months of 2008, compared with NIS 1,498 million in the same period last year, an increase of 0.2%, mainly due to the increase in consumer credit (excluding the balances of Bank Massad and Bank Yahav), as seen below, which was offset by a decrease in income of the segment's activity in Turkey, as a result of the erosion of the exchange rate of the Turkish lira, as noted above and from the exclusion of the data of Bank Massad and Bank Yahav.

The provision for doubtful debts totaled NIS 120 million in the first nine months of 2008, compared with NIS 141 million in the same period last year.

The segment's expenses decreased by 1.5% and amounted to NIS 2,072 million, compared with NIS 2,104 million in the same period last year. The decrease mainly resulted from the exclusion of the data of Bank Massad and Bank Yahav, as mentioned above, and from a decrease in the provision for bonuses and by the effect of the decline in the Bank's share price on expenses for phantom options. These decreases were offset by the voluntary-retirement program, from effects of the wage agreement on provisions for benefits and from losses recorded in the value of severance compensation funds.

The segment's results include profit from extraordinary transactions in the amount of NIS 317 million, which reflects the segment's share of profits from the sale of provident-fund management rights and from the sales of Bank Massad and Bank Yahav. In the same period last year, the segment's results included profit in the amount of NIS 106 million reflecting the segment's share of profit from the sale of provident funds, less the segment's share of an expense recorded for deferred taxes, due to the expected realization of Bank Massad and Bank Yahav.

Net profit of the Households Segment totaled NIS 514 million, compared with NIS 277 million in the same period last year.

Credit to the public totaled NIS 46.1 billion on September 30, 2008, compared with NIS 45.1 billion at the end of 2007, an increase of 2.3%. The sale of Bank Massad and Bank Yahav decreased the balances in this segment by approximately NIS 3.1 billion. Excluding the balances of Bank Massad and Bank Yahav, credit to the public increased by 10% compared with the end of 2007.

Consumer credit decreased by 7.5% compared with the end of 2007, to a total of NIS 16.2 billion. Excluding the balances of Bank Massad and Bank Yahav, consumer credit increased by 12.7% compared with the end of 2007.

Deposits from the public totaled NIS 27.6 billion on September 30, 2008, compared with NIS 35.8 billion at the end of 2007. The sale of Bank Massad and Bank Yahav reduced the segment's balances by approximately NIS 9.8 billion. Excluding the balances of Bank Massad and Bank Yahav, these balances increased by 6.0% compared with the end of 2007.

Set out below are data regarding new loans granted and refinancing of loans for purchases of homes and via mortgages of homes:

	For the nine months ended September 30	
	2008	2007
	NIS millions	
From Finance Ministry funds:		
Loans	**211**	310
Grants	**8**	10
Total Finance Ministry funds	**219**	320
Loans from Bank funds	**5,009**	4,491
Total new loans	**5,228**	4,811
Old loans refinanced from Bank funds	**1,022**	1,219
Total loans granted	**6,250**	6,030

Set out below are the condensed operating results of the Households Segment:

	For the nine months ended September 30, 2008							
	Activity in Israel				Activity abroad			
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Banking and financial services	Capital market[1]	Housing finance	Total
	NIS millions							
Profit (loss) from financing activity before provision for doubtful debts:	**1,333**	**26**	**5**	**1,489**	**80**	**-**	**18**	**2,951**
- From externals	**(5)**	**-**	**-**	**(1,352)**	**(66)**	**-**	**(27)**	**(1,450)**
- Inter-segmental								
Operating and other income:								
- From externals	**456**	**459**	**73**	**76**	**2**	**2**	**-**	**1,068**
- Inter-segmental	**(35)**	**-**	**(12)**	**-**	**-**	**-**	**-**	**(47)**
Total income (loss)	**1,749**	**485**	**66**	**213**	**16**	**2**	**(9)**	**2,522**
Provision for doubtful debts	**105**	**-**	**-**	**11**	**4**	**-**	**-**	**120**
Operating and other expenses:								
- From externals	**1,658**	**354**	**63**	**113**	**61**	**-**	**13**	**2,262**
- Inter-segmental	**(190)**	**-**	**-**	**-**	**-**	**-**	**-**	**(190)**
Operating profit (loss) before taxes	**176**	**131**	**3**	**89**	**(49)**	**2**	**(22)**	**330**
Provision for taxes (tax benefit) on operating profit (loss)	**65**	**48**	**1**	**33**	**(9)**	**1**	**(4)**	**135**
Operating profit (loss) after taxes	**111**	**83**	**2**	**56**	**(40)**	**1**	**(18)**	**195**
Minority interests' share in (profits) losses of consolidated companies	**(2)**	**(8)**	**(4)**	**-**	**11**	**-**	**5**	**2**
Net operating profit (loss)	**109**	**75**	**(2)**	**56**	**(29)**	**1**	**(13)**	**197**
Profit from extraordinary transactions, after taxes[2]	**64**	**-**	**253**	**-**	**-**	**-**	**-**	**317**
Net profit (loss)	**173**	**75**	**251**	**56**	**(29)**	**1**	**(13)**	**514**
Return of operating profit on equity[3]	**12.5%**	**31.6%**	**-**	**5.5%**	**-**	**-**	**-**	**9.1%**
Return on equity[3]	**19.9%**	**31.6%**	**-**	**5.5%**	**-**	**-**	**-**	**24.0%**
Average balance of assets	**21,959**	**6,836**	**-**	**21,078**	**185**	**-**	**473**	**50,531**
Average balance of liabilities	**32,849**	**6,786**	**-**	**-**	**30**	**-**	**-**	**39,665**
Average balance of risk-adjusted assets	**20,804**	**5,754**	**-**	**18,415**	**205**	**-**	**444**	**45,622**
Average balance of assets of provident funds, mutual funds, and study funds	**-**	**-**	**11,902**	**-**	**-**	**8**	**-**	**11,910**
Average balance of other assets under management	**-**	**-**	**12**	**-**	**-**	**-**	**-**	**12**
Average balance of securities in custody	**-**	**-**	**4,296**	**-**		**67**	**-**	**4,363**
Balance of credit to the public as at September 30, 2008	**16,248**	**7,259**	**-**	**21,822**	**267**	**-**	**545**	**46,141**
Balance of deposits from the public as at September 30, 2008	**27,475**	**-**	**-**	**-**	**100**	**-**	**-**	**27,575**

(1) Management and operational fees for provident funds, distribution fees for mutual funds, and securities activity.

(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item mainly includes the segment's profit from the sale of management rights of provident funds and the profit attributed to this segment from the sale of Bank Massad and Bank Yahav.

(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Households Segment (continued):

	For the nine months ended September 30, 2007							
	Activity in Israel				Activity abroad			
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Banking and financial services	Capital market[1]	Housing finance	Total
	NIS millions							
Profit from financing activity before provision for doubtful debts:								
- From externals	933	30	5	1,270	23	-	32	2,293
- Inter-segmental	373	-	-	(1,140)	(12)	-	(16)	(795)
Operating and other income:								
- From externals	507	419	145	83	-	7	-	1,161
- Inter-segmental	(46)	-	(13)	-	-	-	-	(59)
Total income	1,767	449	137	213	11	7	16	2,600
Provision for doubtful debts	100	-	-	35	2	-	4	141
Operating and other expenses:								
- From externals	1,671	317	109	115	28	1	39	2,280
- Inter-segmental	(176)	-	-	-	-	-	-	(176)
Operating profit (loss) before taxes	172	132	28	63	(19)	6	(27)	355
Provision for taxes (tax benefit) on operating profit (loss)	69	53	11	25	(6)	2	(8)	146
Operating profit (loss) after taxes	103	79	17	38	(13)	4	(19)	209
Minority interests' share in (profits) losses of consolidated companies	(18)	(12)	(11)	-	2	(2)	3	(38)
Net operating profit (loss)	85	67	6	38	(11)	2	(16)	171
Profit (loss) from extraordinary transactions, after taxes[2]	(51)	-	157	-	-	-	-	106
Net profit (loss)	34	67	163	38	(11)	2	(16)	277
Return of operating profit on equity[3]	11.3%	26.9%	-	3.5%	-	-	-	8.2%
Return on equity[3]	4.5%	26.9%	-	3.5%	-	-	-	13.3%
Average balance of assets	22,701	5,925	-	20,598	164	-	158	49,546
Average balance of liabilities	35,357	5,881	-	-	-	-	-	41,238
Average balance of risk-adjusted assets	15,923	5,380	-	17,248	147	-	142	38,840
Average balance of assets of provident funds, mutual funds, and study funds	-	-	27,104	-	-	44	-	27,148
Average balance of other assets under management	-	-	4,903	-	-	-	-	4,903
Average balance of securities in custody	-	-	7,971	-	-	47	-	8,018
Balance of credit to the public as at December 31, 2007	17,565	6,106	-	20,751	256	-	405	45,083
Balance of deposits from the public as at December 31, 2007	35,617	-	-	-	204	-	-	35,821

(1) Management and operational fees for provident funds, distribution fees for mutual funds, and securities activity.
(2) In accordance with Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the sement's profit from the sale of provident funds, which was offset by the segment's share in a loss recorded for deferred taxes, due to the expected realization of Bank Yahav and Bank Massad.
(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Households Segment (continued):

	For the three months ended September 30, 2008							
	Activity in Israel				Activity in Israel			
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Banking and financial services	Capital market[1]	Housing finance	Total
	NIS millions							
Profit from financing activity before provision for doubtful debts:								
- From externals	**317**	**8**	**2**	**612**	**29**	**-**	**7**	**975**
- Inter-segmental	**114**	**-**	**-**	**(563)**	**(21)**	**-**	**(2)**	**(472)**
Operating and other income:								
- From externals	**109**	**162**	**17**	**24**	**1**	**-**	**-**	**313**
- Inter-segmental	**(13)**	**-**	**(4)**	**-**	**-**	**-**	**-**	**(17)**
Total income	**527**	**170**	**15**	**73**	**9**	**-**	**5**	**799**
Provision for doubtful debts	**52**	**-**	**-**	**(2)**	**3**	**-**	**-**	**53**
Operating and other expenses:								
- From externals	**474**	**121**	**20**	**36**	**22**	**-**	**5**	**678**
- Inter-segmental	**(62)**	**-**	**-**	**-**	**-**	**-**	**-**	**(62)**
Operating profit (loss) before taxes	**63**	**49**	**(5)**	**39**	**(16)**	**-**	**-**	**130**
Provision for taxes (tax benefit) on operating profit (loss)	**22**	**17**	**(2)**	**14**	**(4)**	**1**	**1**	**49**
Operating profit (loss) after taxes	**41**	**32**	**(3)**	**25**	**(12)**	**(1)**	**(1)**	**81**
Minority interests' share in (profits) losses of consolidated companies	**1**	**-**	**(1)**	**-**	**5**	**-**	**(1)**	**4**
Net operating profit (loss)	**42**	**32**	**(4)**	**25**	**(7)**	**(1)**	**(2)**	**85**
Profit from extraordinary transactions, after taxes[2]	**40**	**-**	**2**	**-**	**-**	**-**	**-**	**42**
Net profit (loss)	**82**	**32**	**(2)**	**25**	**(7)**	**(1)**	**(2)**	**127**

(1) Management and distribution fees for provident funds, distribution fees for mutual funds, and securities activity.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item mainly includes profit attributed to the segment as a result of the sale of Bank Yahav.

Set out below are the condensed operating results of the Households Segment (continued):

	For the three months ended September 30, 2007							
	Activity in Israel				Activity abroad			
	Banking and financial services	Credit cards	Capital market(1)	Housing finance	Banking and financial services	Capital market(1)	Housing finance	Total
	NIS millions							
Profit from financing activity before provision for doubtful debts:								
- From externals	382	9	2	661	10	-	14	1,078
- Inter-segmental	71	-	-	(616)	(6)	-	(8)	(559)
Operating and other income:								
- From externals	163	152	52	27	-	2	-	396
- Inter-segmental	(15)	-	(4)	-	-	-	-	(19)
Total income	601	161	50	72	4	2	6	896
Provision for doubtful debts	36	-	-	8	2	-	4	50
Operating and other expenses:								
- From externals	600	119	57	43	11	1	15	846
- Inter-segmental	(61)	-	-	-	-	-	-	(61)
Operating profit (loss) before taxes	26	42	(7)	21	(9)	1	(13)	61
Provision for taxes (tax benefit) on operating profit (loss)	9	17	(3)	8	(3)	1	(4)	25
Operating profit (loss) after taxes	17	25	(4)	13	(6)	-	(9)	36
Minority interests' share in (profits) losses of consolidated companies	(7)	(4)	(1)	-	1	(1)	1	(11)
Net profit (loss)	10	21	(5)	13	(5)	(1)	(8)	25

(1) Management fees for provident funds, mutual funds, and securities activity.

Restrictions and supervision of the segment's activity

In July 2007, the Banking (Service to Customers) Law, 5741-1981, was amended with the addition of Section B2, which deals with "Supervision of Fees" (hereinafter: the "Fee Section"), main points of which are described below:

According to the Fee Section, the Governor of the Bank of Israel is to establish a list of services for which a banking corporation is permitted to charge fees from its customers, and the manner of calculation of the fees that may be charged for such services. The Governor may determine types of services to which his directives regarding the manner of calculation of fees shall not apply. A banking corporation may apply to the Supervisor of Banks to add a service for which it wishes to be permitted to charge fees. The Supervisor is authorized to approve the request, set conditions for its approval, or reject it. A banking corporation shall not raise the amount or rate of a fee unless it has notified the Supervisor accordingly thirty days in advance. In addition, the Governor may declare a particular service to be subject to supervision, if one of the following applies with regard to the service:

(1) The fee for the service could reduce competition among the banking corporations, or between these corporations and another entity providing a similar service;

(2) Customers can only receive the service from the banking corporation where their accounts are maintained;

(3) In the opinion of the Governor of the Bank of Israel, the service is essential and needs to be supervised due to considerations of the public's best interests.

With regard to services subject to supervision, the Governor may determine any of the following through an order:

(1) The amount or rate of the fee to be charged for the service;

(2) The maximum amount or rate of the fee that may be charged for the service;

(3) A prohibition on charging fees for the service.

This legislation was implemented on July 1, 2008, the date on which the fees approved by the Supervisor of Banks at the end of June 2008 took effect.

A circular took effect on September 1, 2008, according to which the Banks reduced the fees currently customary for residential maintenance committees, senior citizens, and disabled citizens. In addition, the customary fee for the collection of checks deposited in service boxes will be reduced.

The Bank cannot estimate the precise effect of the new legislation. However, the Board of Management of the Bank estimates that the Bank Group's income from fees may decrease by approximately NIS 200-250 million annually.

In addition, two new law proposals concerning the restriction of fees have been submitted. One proposal, concerning the reduction of bank fees and the establishment of fee packages, was passed in a preliminary reading in Knesset and is under discussion in the Economic Affairs Committee; the other proposal, which primarily concerns the cancellation of fees for households and the establishment of a different mechanism for new fees, has been submitted to the Knesset. It is not possible to estimate whether and how these law proposals may be advanced.

- With regard to the involvement of the Antitrust Commissioner in the area of credit cards and the declaration that Isracard is the holder of a monopoly, see the section "Subsidiary and Affiliated Companies" below.

Outlook for development in the coming year

- By the end of 2008, the Bank plans to open approximately ten "boutique" branches. The first such branch opened in September 2008. The branches will be located in residential areas throughout Israel and will be targeted to the segment of middle-class customers with above-average income. Each of the "boutique" branches should serve 2,000-3,000 customers with 4-6 employees.
- The Bank plans to launch new retail activity by the end of 2008, by opening approximately fifteen new branches. The branches will target private customers only and will not serve business customers.
- The work plan for 2008-2011 includes the establishment of a central back office, which will coordinate the operational work currently handled by the Bank's branches and administrative units. The center opened in July 2008 and currently handles several processes. The main change at this stage is the transfer of technical examination of checks from branches to the center, with improved control in this area. Over the course of the next two years, additional activities will gradually be transferred, allowing branches to focus on customer relations and sales, while the central back office focuses on operational and control activities.

Legal proceedings

See Note 9D to the Condensed Financial Statements.

Events or matters outside the segment's ordinary course of business

On May 14, 2008, the transaction for the sale of the Bank's full holdings in Bank Massad was completed. As of the second quarter of 2008, the Bank no longer includes the financial data of Bank Massad in the segment's results.
Balances of credit to the public (consumer credit in Israel, without housing loans) and deposits of Bank Massad as of the date of the sale, which were deducted from the segment's balances, totaled NIS 808 million and NIS 1,152 million, respectively.
On July 10, 2008, the transaction for the sale of the Bank's full holdings in Bank Yahav was completed. As of the third quarter of 2008, the Bank no longer includes the financial data of Bank Yahav in the segment's results.
Balances of credit to the public (consumer credit in Israel, without housing loans) and deposits of Bank Yahav as of the date of the sale, which were deducted from the segment's balances, totaled NIS 3,389 million and NIS 9,173 million, respectively.

The Private Banking Segment

Net operating profit of the Private Banking Segment totaled NIS 232 million in the first nine months of 2008, compared with NIS 315 million in the same period last year, a decrease of 26.3%. The decrease mainly stemmed from an increase in the segment's expenses (see below), the influence of the appreciation of foreign currencies on the segment's investments in subsidiaries abroad, and the consequences of the global economic crisis in the capital market and the Supervision of Fees law.
The segment's income totaled NIS 1,947 million in the first nine months of 2008, compared with NIS 2,056 million in the same period last year, a decrease of 5.3%. The decrease resulted from a decrease in the segment's income abroad, caused by depreciation of the Swiss franc, as mentioned above, and from a decrease in income from capital market activity. This decrease was offset by an increase in financing profit in Israel and in operating income, due to an increase in income from credit cards.
The provision for doubtful debts totaled NIS 16 million, compared with NIS 20 million in the same period last year.

The segment's expenses totaled NIS 1,549 million, compared with NIS 1,499 million in the same period last year, an increase of 3.3%. The increase mainly resulted from the voluntary-retirement program, the effects of the wage agreement on provisions for benefits, and from losses recorded in the value of severance compensation funds.

These increases were offset by a decrease in the provision for bonuses, the effect of the decrease in the Bank's share price on expenses for phantom options and from the cessation of consolidation of Bank Massad data.

The segment's results include profit from extraordinary transactions in the amount of NIS 138 million, reflecting the segment's share in profit from the sale of management rights of provident funds and from the sale of Bank Massad, compared with NIS 87 million in the same period last year.

Net profit of the Private Banking Segment totaled NIS 370 million, compared with NIS 402 million in the same period last year, a decrease of 8.0%.

Credit to the public totaled NIS 24.0 billion on September 30, 2008, compared with NIS 24.9 billion at the end of 2007, a decrease of 3.7%. The decrease mainly resulted from the erosion of balances of credit in foreign currency, as a result of changes in exchange rates of foreign currencies.

Deposits from the public totaled NIS 107.4 billion on September 30, 2008, compared with NIS 115.8 billion at the end of 2007, a decrease of 7.3%, mainly due to the erosion of the balance of foreign-currency deposits as a result of changes in the exchange rates of foreign currencies. In addition, the sale of Bank Massad contributed approximately NIS 1.4 billion to this decrease.

The average balance of securities in custody increased by 9.5%, to a total of NIS 79 billion, due to an increase in the volume of activity in this area in Israel. This increase was offset by a decrease in the average balance abroad, mainly due to currency depreciation.

Set out below are the condensed operating results of the Private Banking Segment:

	For the nine months ended September 30, 2008						
	Activity in Israel				Activity abroad		
	Banking and financial services	Credit cards	Capital market(1)	Housing finance	Banking and financial services	Capital market(1)	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts:							
- From externals	**1,821**	**11**	**22**	**426**	**111**	**-**	**2,391**
- Inter-segmental	**(1,083)**	**-**	**-**	**(393)**	**9**	**-**	**(1,467)**
Operating and other income:							
- From externals	**192**	**186**	**487**	**16**	**107**	**170**	**1,158**
- Inter-segmental	**(22)**	**-**	**(106)**	**-**	**-**	**(7)**	**(135)**
Total income	**908**	**197**	**403**	**49**	**227**	**163**	**1,947**
Provision for doubtful debts	**13**	**-**	**-**	**3**	**-**	**-**	**16**
Operating and other expenses:							
- From externals	**721**	**130**	**257**	**23**	**237**	**152**	**1,520**
- Inter-segmental	**29**	**-**	**-**	**-**	**-**	**-**	**29**
Operating profit (loss) before taxes	**145**	**67**	**146**	**23**	**(10)**	**11**	**382**
Provision for taxes on operating profit	**53**	**25**	**54**	**8**	**6**	**4**	**150**
Net operating profit (loss)	**92**	**42**	**92**	**15**	**(16)**	**7**	**232**
Profit from extraordinary transactions, after taxes(2)	**10**	**-**	**128**	**-**	**-**	**-**	**138**
Net profit (loss)	**102**	**42**	**220**	**15**	**(16)**	**7**	**370**
Return of operating profit on equity(3)	**35.4%**	**34.5%**	**-**	**3.7%**	**(6.0%)**	**-**	**22.2%**
Return on equity(3)	**39.4%**	**34.5%**	**-**	**3.7%**	**(6.0%)**	**-**	**36.0%**
Average balance of assets	**5,692**	**2,858**	**-**	**7,574**	**9,420**	**-**	**25,544**
Average balance of liabilities	**82,754**	**2,737**	**-**	**-**	**24,354**	**-**	**109,845**
Average balance of risk-adjusted assets	**4,967**	**2,320**	**-**	**5,735**	**5,270**	**-**	**18,292**
Average balance of assets of provident funds, mutual funds, and study funds	**-**	**-**	**31,459**	**-**	**-**	**2,283**	**33,742**
Average balance of other assets under management	**-**	**-**	**702**	**-**	**-**	**3,003**	**3,705**
Average balance of securities in custody	**-**	**-**	**54,618**	**-**	**-**	**24,391**	**79,009**
Balance of credit to the public as at September 30, 2008	**5,993**	**2,928**	**-**	**8,106**	**6,925**	**-**	**23,952**
Balance of deposits from the public as at September 30, 2008	**82,247**	**-**	**-**	**-**	**25,123**	**-**	**107,370**

(1) Management and operational fees for provident funds, distribution fees for mutual funds, and securities activity.

(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item mainly includes the segment's profit from the sale of management rights of provident funds and the profit attributed to this segment from the sale of Bank Massad.

(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Private Banking Segment (continued):

	For the nine months ended September 30, 2007						
	Activity in Israel				Activity abroad		
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Banking and financial services	Capital market[1]	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts:							
- From externals	(835)	12	24	341	(680)	-	(1,138)
- Inter-segmental	1,540	-	-	(314)	868	-	2,094
Operating and other income:							
- From externals	193	170	536	16	140	179	1,234
- Inter-segmental	(22)	-	(102)	-	-	(10)	(134)
Total income	876	182	458	43	328	169	2,056
Provision for doubtful debts	10	-	-	10	-	-	20
Operating and other expenses:							
- From externals	681	113	258	23	258	140	1,473
- Inter-segmental	26	-	-	-	-	-	26
Operating profit before taxes	159	69	200	10	70	29	537
Provision for taxes on operating profit	64	28	81	4	27	11	215
Operating profit after taxes	95	41	119	6	43	18	322
Minority interests' share in profits of consolidated companies	(7)	-	-	-	-	-	(7)
Net operating profit	88	41	119	6	43	18	315
Profit (loss) from extraordinary transactions, after taxes[2]	(4)	-	91	-	-	-	87
Net profit	84	41	210	6	43	18	402
Return of operating profit on equity[3]	42.5%	31.1%	-	2.0%	19.7%	-	37.6%
Return on equity[3]	40.5%	31.1%	-	2.0%	19.7%	-	48.5%
Average balance of assets	4,900	2,494	-	6,187	7,822	-	21,403
Average balance of liabilities	82,194	2,372	-	-	27,915	-	112,481
Average balance of risk-adjusted assets	3,443	2,170	-	3,493	4,281	-	13,387
Average balance of assets of provident funds, mutual funds, and study funds	-	-	49,820	-	-	4,121	53,941
Average balance of other assets under management	-	-	715	-	-	3,112	3,827
Average balance of securities in custody	-	-	45,937	-	-	26,207	72,144
Balance of credit to the public as at December 31, 2007	5,920	2,463	-	7,076	9,401	-	24,860
Balance of deposits from the public as at December 31, 2007	85,652	-	-	-	30,175	-	115,827

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.
(2) In accordance with Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers This item includes the segment's profit from the sale of provident funds, which was offset by the segment's share in a loss recorded for deferred taxes, due to the expected realization of Bank Massad.
(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Private Banking Segment (continued):

	For the three months ended September 30, 2008						
	Activity in Israel				Activity abroad		
	Banking and financial services	Credit cards	Capital market(1)	Housing finance	Banking and financial services	Capital market(1)	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts:							
- From externals	**(435)**	**4**	**7**	**178**	**(147)**	**-**	**(393)**
- Inter-segmental	**685**	**-**	**-**	**(166)**	**198**	**-**	**717**
Operating and other income:							
- From externals	**60**	**66**	**155**	**5**	**28**	**42**	**356**
- Inter-segmental	**(6)**	**-**	**(37)**	**-**	**-**	**(1)**	**(44)**
Total income	**304**	**70**	**125**	**17**	**79**	**41**	**636**
Provision for doubtful debts	**2**	**-**	**-**	**(1)**	**-**	**-**	**1**
Operating and other expenses:							
- From externals	**222**	**45**	**75**	**7**	**79**	**50**	**478**
- Inter-segmental	**9**	**-**	**-**	**-**		**-**	**9**
Operating profit (loss) before taxes	**71**	**25**	**50**	**11**	**-**	**(9)**	**148**
Provision for taxes (tax benefit) on operating profit (loss)	**25**	**9**	**18**	**3**	**3**	**(3)**	**55**
Operating profit (loss) after taxes	**46**	**16**	**32**	**8**	**(3)**	**(6)**	**93**
Minority interests' share in profits of consolidated companies	**(1)**	**-**	**-**	**-**	**-**	**-**	**(1)**
Net operating profit (loss)	**45**	**16**	**32**	**8**	**(3)**	**(6)**	**92**
Profit from extraordinary transactions, after taxes(2)	**-**	**-**	**1**	**-**	**-**	**-**	**1**
Net profit (loss)	**45**	**16**	**33**	**8**	**(3)**	**(6)**	**93**

(1) Operational and distribution fees for provident funds, distribution fees for mutual funds, and securities activity.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers.

Set out below are the condensed operating results of the Private Banking Segment (continued):

	For the three months ended September 30, 2007						
	Activity in Israel				Activity abroad		
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Banking and financial services	Capital market[1]	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts:							
- From externals	654	4	9	181	(207)	-	641
- Inter-segmental	(406)	-	-	(171)	260	-	(317)
Operating and other income:							
- From externals	71	63	177	5	46	59	421
- Inter-segmental	(7)	-	(36)	-	-	(3)	(46)
Total income	312	67	150	15	99	56	699
Provision for doubtful debts	3	-	-	3	-	-	6
Operating and other expenses:							
- From externals	250	43	113	8	72	44	530
- Inter-segmental	9	-	-	-	-	-	9
Operating profit before taxes	50	24	37	4	27	12	154
Provision for taxes on operating profit	20	10	14	2	11	4	61
Operating profit after taxes	30	14	23	2	16	8	93
Minority interests' share in profits of consolidated companies	(4)	-	-	-	-	-	(4)
Net profit	26	14	23	2	16	8	89

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.

Restrictions and supervision of the segment's activity

- For details regarding the regulatory involvement in the area of banking fees, see the "Households Segment" section above.
- With regard to the involvement of the Antitrust Commissioner in the area of credit cards and the declaration of Isracard as a monopoly, see the "Subsidiary and Affiliated Companies" section below.

Outlook for development in the coming year

For details regarding the opening of "boutique" branches, see the "Households Segment" section above.
For details regarding the establishment of a central back-office, see the "Households Segment" section above.

Legal proceedings

See Note 9D to the Condensed Financial Statements.

The Small Business Segment

Net operating profit of the Small Business Segment in the first nine months of 2008 totaled NIS 161 million, compared with NIS 152 million in the same period last year, an increase of 5.9%, mainly due to an increase in the financing profit.
The segment's income totaled NIS 1,134 million in the first nine months of 2008, compared with NIS 1,118 million in the same period last year, an increase of 1.4%.
The provision for doubtful debts totaled NIS 157 million in the first nine months of 2008, compared with NIS 125 million in the same period last year.
The segment's expenses totaled NIS 721 million, compared with NIS 734 million in the same period last year, a decrease of 1.8%. The decrease mainly resulted from non-inclusion of the results of operations of Bank Massad as of the second quarter of 2008 and also from a decrease in the provision for bonuses, and the effect of the decline in the Bank's share price on expenses for phantom options. This decrease was offset by the voluntary-retirement program, the effect of the wage agreement on provisions for benefits and from losses recorded in reserves for severance payments. Due to the sale of Bank Massad, its results of operations attributed to the Small Business Segment are not included in the reports as of the second quarter of 2008.
The segment's results include profit from extraordinary transactions in the amount of NIS 43 million, mainly reflecting the segment's share in profits from the sale of provident-fund management rights and from the sale of Bank Massad. Profit in the amount of NIS 20 million was recorded in the same period last year.
Net profit of the Small Business Segment totaled NIS 204 million, compared with NIS 172 million in the same period last year, an increase of 18.6%.

Set out below are the condensed operating results of the Small Business Segment:

	For the nine months ended September 30, 2008				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	**1,296**	**4**	**4**	**183**	**1,487**
- Inter-segmental	**(574)**	**-**	**-**	**(164)**	**(738)**
Operating and other income:					
- From externals	**305**	**73**	**42**	**6**	**426**
- Inter-segmental	**(30)**	**-**	**(11)**	**-**	**(41)**
Total income	**997**	**77**	**35**	**25**	**1,134**
Provision for doubtful debts	**155**	**-**	**-**	**2**	**157**
Operating and other expenses:					
- From externals	**592**	**49**	**36**	**8**	**685**
- Inter-segmental	**36**	**-**	**-**	**-**	**36**
Operating profit (loss) before taxes	**214**	**28**	**(1)**	**15**	**256**
Provision for taxes on operating profit	**79**	**10**	**-**	**6**	**95**
Net operating profit (loss)	**135**	**18**	**(1)**	**9**	**161**
Net profit from extraordinary transactions, after taxes[2]	**9**	**-**	**34**	**-**	**43**
Net profit	**144**	**18**	**33**	**9**	**204**
Return of operating profit on equity[3]	**20.6%**	**46.4%**	**-**	**8.2%**	**20.0%**
Return on equity[3]	**22.0%**	**46.4%**	**-**	**8.2%**	**25.5%**
Average balance of assets	**16,114**	**1,040**	**-**	**3,449**	**20,603**
Average balance of liabilities	**18,004**	**1,094**	**-**	**-**	**19,098**
Average balance of risk assets	**15,243**	**928**	**-**	**1,918**	**18,089**
Average balance of provident funds and mutual funds	**-**	**-**	**3,376**	**-**	**3,376**
Average balance of other assets under management	**-**	**-**	**36**	**-**	**36**
Average balance of securities in custody	**-**	**-**	**5,811**	**-**	**5,811**
Balance of credit to the public as at September 30, 2008	**15,650**	**1,171**	**-**	**3,601**	**20,422**
Balance of deposits from the public as at September 30, 2008	**18,164**	**-**	**-**	**-**	**18,164**

(1) Management and operational fees for provident funds, distribution fees for mutual funds, and securities activity.

(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item mainly includes the segment's profit from the sale of provident-fund management rights and the profit attributed to this segment from the sale of Bank Massad.

(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Small Business Segment (continued):

	For the nine months ended September 30, 2007				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	808	4	4	169	985
- Inter-segmental	(113)	-	-	(151)	(264)
Operating and other income:					
- From externals	303	67	58	6	434
- Inter-segmental	(26)	-	(11)	-	(37)
Total income	972	71	51	24	1,118
Provision for doubtful debts	120	-	-	5	125
Operating and other expenses:					
- From externals	614	43	37	7	701
- Inter-segmental	33	-	-	-	33
Operating profit before taxes	205	28	14	12	259
Provision for taxes on operating profit	83	11	6	5	105
Operating profit after taxes	122	17	8	7	154
Minority interests' share in profits of consolidated companies	(2)	-	-	-	(2)
Net operating profit	120	17	8	7	152
Net profit (loss) from extraordinary transactions, after taxes[2]	(5)	-	25	-	20
Net profit	115	17	33	7	172
Return of operating profit on equity[3]	22.7%	42.4%	-	6.0%	22.2%
Return on equity[3]	21.7%	42.4%	-	6.0%	25.2%
Average balance of assets	15,421	891	-	3,056	19,368
Average balance of liabilities	16,904	948	-	-	17,852
Average balance of risk assets	11,225	868	-	1,795	13,888
Average balance of provident funds and mutual funds	-	-	7,057	-	7,057
Average balance of other assets under management	-	-	46	-	46
Average balance of securities in custody	-	-	6,987	-	6,987
Balance of credit to the public on December 31, 2007	16,228	985	-	3,298	20,511
Balance of deposits from the public on December 31, 2007	18,059	-	-	-	18,059

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.
(2) In accordance with Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds, which was offset by the segment's share in a loss recorded for deferred taxes, due to the expected realization of Bank Massad.
(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Small Business Segment (continued):

	For the three months ended September 30, 2008				
	Banking and financial services	Credit cards	Capital market[(1)]	Housing finance	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	**220**	**1**	**2**	**78**	**301**
- Inter-segmental	**30**	**-**	**-**	**(72)**	**(42)**
Operating and other income:					
- From externals	**97**	**26**	**13**	**2**	**138**
- Inter-segmental	**(11)**	**-**	**(4)**	**-**	**(15)**
Total income	**336**	**27**	**11**	**8**	**382**
Provision for doubtful debts	**46**	**-**	**-**	**-**	**46**
Operating and other expenses:					
- From externals	**179**	**17**	**11**	**2**	**209**
- Inter-segmental	**12**	**-**	**-**	**-**	**12**
Operating profit (loss) before taxes	**99**	**10**	**-**	**6**	**115**
Provision for taxes (tax benefit) on operating profit	**35**	**3**	**-**	**3**	**41**
Net profit	**64**	**7**	**-**	**3**	**74**

(1) Operational and distribution fees for provident funds, distribution fees for mutual funds, and securities activity.

	For the three months ended September 30, 2007				
	Banking and financial services	Credit cards	Capital market[(1)]	Housing finance	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	451	1	2	83	537
- Inter-segmental	(220)	-	-	(77)	(297)
Operating and other income:					
- From externals	101	24	18	2	145
- Inter-segmental	(9)	-	(4)	-	(13)
Total income	323	25	16	8	372
Provision for doubtful debts	26	-	-	1	27
Operating and other expenses:					
- From externals	228	15	23	2	268
- Inter-segmental	12	-	-	-	12
Operating profit (loss) before taxes	57	10	(7)	5	65
Provision for taxes (tax benefit) on operating profit (loss)	23	4	(3)	2	26
Operating profit (loss) after taxes	34	6	(4)	3	39
Minority interests' share in profits of consolidated companies	(1)	-	-	-	(1)
Net profit (loss)	33	6	(4)	3	38

(1) Management fees for provident funds, mutual funds, and securities activity.

Restrictions and supervision of the segment's activity

For details regarding regulatory involvement in the area of banking fees, see the "Households Segment" section above.

Outlook for development in the coming year

During the second quarter of 2008, criteria for assigning customers to this segment were updated. Under the new criteria, borrowers assigned to this segment are customers with indebtedness to the Bank of up to NIS 6 million and an annual turnover of up to NIS 30 million. The process of assigning customers according to the new criteria is expected to occur over the coming few quarters.

For details regarding the establishment of a central back-office, see the "Households Segment" section above.

Legal proceedings

See Note 9D to the Condensed Financial Statements.

The Commercial Segment

Segment structure

The Bank's Commercial Segment operates via the Commercial Division within the Corporate Area and through branches and subsidiaries of the Bank abroad.

The Commercial Division operates through eight Business Centers, deployed throughout Israel. Several work teams operate within each Business Center, and are responsible for managing routine business relationships with customers. Each team is headed by a Customer Relationship Manager whose main banking specialization is in the area of business credit.

In addition, each Business Center has a certified investment manager, responsible for providing investment services to customers, and a legal advisor who provides legal advice to accompany business activities.

Segment customers' accounts are managed at the Bank's branches, which provide the full range of required operational banking services.

The Bank's activity in the Commercial Segment abroad primarily includes the activity of Bank Pozitif in Turkey, which provides credit and banking services.

Customers

Criteria for assigning customers to the Commercial Segment were updated during the second quarter of 2008. Under the new criteria, borrowers assigned to this segment are customers with an annual income turnover of NIS 30 million to NIS 400 million, and indebtedness to the Bank of NIS 6 million to NIS 100 million, or NIS 250 million to the banking system. For customers in the construction and real estate sector: indebtedness to the Bank of up to NIS 200 million and up to NIS 400 million to the banking system.

Customers will be reassigned according to the new criteria over the coming few quarters.

Changes in the segment's volume of activity and net profit

Net operating profit of the Commercial Segment in the first nine months of 2008 totaled NIS 66 million, compared with profit in the amount of NIS 106 million in the same period last year. The decrease mainly resulted from a loss in the segment's activity abroad (in Turkey), due to the sharp decrease in the exchange rate of the Turkish lira in the first nine months of 2008.

Net operating profit of the segment in Israel totaled NIS 98 million, compared with profit in the amount of NIS 87 million in the same period last year, an increase of 12.6%.

The segment's income totaled NIS 487 million in the first nine months of 2008, compared with NIS 540 million in the same period last year, a decrease of 9.8%, which resulted from changes in the exchange rate, as explained above.

The segment's income from activity in Israel totaled NIS 459 million, compared with NIS 442 million in the same period last year.

The provision for doubtful debts in the first nine months of 2008 totaled NIS 99 million, compared to NIS 95 million in the same period last year.

The segment's expenses for the first nine months of 2008 totaled NIS 279 million, compared with NIS 235 million in the same period last year, an increase of 18.7%. The increase mainly resulted from the voluntary-retirement program, the effect of the wage agreement on provisions for benefits and from losses recorded in the value of severance compensation funds. This increase was offset by a decrease in the provision for bonuses and the effect of the decline in the Bank's share price on expenses for phantom options.

The segment's results include profit from extraordinary transactions in the amount of NIS 8 million, reflecting the segment's share in profits from the sale of provident-fund management rights attributed to the segment's customers.

Net profit of the Commercial Segment totaled NIS 74 million, compared with NIS 111 million in the same period last year.

The segment's net loss from activity abroad totaled NIS 32 million compared with a profit of NIS 19 million in the same period last year, a decrease mainly resulting from changes in the exchange rate, as explained above.

Credit to the public totaled NIS 21.1 billion on September 30, 2008, compared with NIS 18.8 billion at the end of 2007, an increase of 12.5%, mainly stemming from activity in Israel under Banking and Financial services.

Deposits from the public totaled NIS 8.8 billion on September 30, 2008, compared with NIS 8.3 billion at the end of 2007, an increase of 6.7%.

Set out below are the condensed operating results of the Commercial Segment (continued):

	For the three months ended September 30, 2008				
	Activity in Israel		Activity abroad		
	Banking and financial services[(1)]	Construction and real estate	Banking and financial services[(1)]	Construction and real estate	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	**169**	**93**	**63**	**13**	**338**
- Inter-segmental	**(78)**	**(59)**	**(28)**	**(8)**	**(173)**
Operating and other income:					
- From externals	**30**	**6**	**7**	**-**	**43**
- Inter-segmental	**(8)**	**-**	**-**	**-**	**(8)**
Total income	**113**	**40**	**42**	**5**	**200**
Provision for doubtful debts	**15**	**7**	**8**	**1**	**31**
Operating and other expenses:					
- From externals	**47**	**7**	**22**	**1**	**77**
- Inter-segmental	**15**	**-**	**-**	**-**	**15**
Operating profit before taxes	**36**	**26**	**12**	**3**	**77**
Provision for taxes (tax benefit) on operating profit (loss)	**12**	**9**	**(1)**	**1**	**21**
Operating profit after taxes	**24**	**17**	**13**	**2**	**56**
Minority interests' share in profits of consolidated companies	**-**	**-**	**(5)**	**(1)**	**(6)**
Net profit	**24**	**17**	**8**	**1**	**50**

(1) Includes activity in the area of credit cards and the capital market.

Set out below are the condensed operating results of the Commercial Segment (continued):

	For the three months ended September 30, 2007				
	Activity in Israel		Activity abroad		
	Banking and financial services[(1)]	Construction and real estate	Banking and financial services[(1)]	Construction and real estate	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	247	53	45	7	352
- Inter-segmental	(164)	(19)	(19)	(5)	(207)
Operating and other income:					
- From externals	33	7	4	-	44
- Inter-segmental	(7)	(1)	-	-	(8)
Total income	109	40	30	2	181
Provision for doubtful debts	7	18	2	-	27
Operating and other expenses:					
- From externals	51	8	9	1	69
- Inter-segmental	16	-	-	-	16
Operating profit before taxes	35	14	19	1	69
Provision for taxes on operating profit	13	6	6	1	26
Operating profit after taxes	22	8	13	-	43
Minority interests' share in profits of consolidated companies	-	-	(8)	-	(8)
Net profit	22	8	5	-	35

(1) Includes activity in the area of credit cards and the capital market.

Restrictions and supervision of the segment's activity

For details regarding regulatory intervention in the area of banking fees, see the "Households Segment" section above.

Outlook for development in the coming year

During the second quarter of 2008, the Bank began to open Business Branches for customers of the Corporate Segment and the Commercial Segment. The Business Branches will provide services suited to the segment's customers. This plan is expected to take a longer period of time than originally planned and will most likely not be completed during the coming year.

Legal proceedings

See Note 9D to the Condensed Financial Statements.

The Corporate Segment

Segment structure

General

The Bank's Corporate Segment mainly operates through the Corporate Division within the Corporate Area, and through the Bank's branches abroad. The Corporate Division provides a range of banking services to large companies in the Israeli economy, with the granting of credit constituting the principal area of activity.

The Corporate Division is divided into four sectors that are each handled by Customer Relations Managers (CRMs) specializing in specific areas. Customer Relations Managers coordinate all banking services for customers assigned to them.

In 2007, the Bank began gradual implementation of an organizational change aimed at clearly differentiating the various activities performed by the Division, with a focus on each of the following areas:

- Management of the comprehensive business relationship with customers;
- Analysis of credit risks;
- Routine credit management.

Operating within the Corporate Division is the Credit Control Unit, which includes a unit responsible for analyzing credit risks of the Division's customers; a unit responsible for financing and monitoring infrastructure projects; and a unit that handles debt restructuring, syndication, and risk sales. The Corporate Division also contains a unit specializing in foreign-trade transactions, which provides services to Bank customers engaged in such activity.

The various banking services are also provided to the segment's customers via the network of branches.

Developments in the segment's markets or changes in the profile of its customers

Customers of the Corporate Segment are affected by the changes in the business environment, including:

- The slowdown in economic activity.
- The crisis in the global economy.
- The stagnation in the capital and non-bank credit markets.

These developments affect both the current solvency of some customers and the value of some of the collateral provided to the Bank. These developments increase risk for some customers, according to the degree of their exposure to these areas and preparedness for the crisis.

Customers

Criteria for assigning customers to the Corporate Segment were updated during the second quarter of 2008. Under the new criteria, borrowers assigned to this segment are customers with an annual income turnover of over NIS 400 million and indebtedness to the Bank of over NIS 100 million, or over NIS 250 million to the banking system. For customers in the construction and real estate sector: indebtedness to the Bank of above NIS 200 million and above NIS 400 million to the banking system. Customers will be reassigned according to the new criteria over the coming few quarters.

Changes in the segment's volume of activity and net profit

Net profit of the Corporate Segment for the first nine months of 2008 totaled NIS 495 million, compared with NIS 776 million in the same period last year, a decrease of 36.2%.

Net profit of the Corporate Segment in Israel totaled NIS 634 million, compared with NIS 727 million in the same period last year, a decrease of 12.8%. The decrease resulted from an increase in the volume of provision for doubtful debts and a decline in commissions and other income. Conversely, an increase in financing profit offset this decrease.

The segment's activity abroad recorded a loss in the amount of NIS 139 million, compared with a profit of NIS 49 million in the same period last year. The loss resulted from a loss in the amount of approximately NIS 350 million in respect of SIV-type asset-backed securities, as described in the section "Activity of the Bank Group in Asset-Backed Securities" (resulting from reductions of an other-than-temporary nature in the amount of NIS 367 million excluding collections of NIS 17 million), compared with a loss of NIS 122 million in the same period last year.

The segment's income from activity in Israel totaled NIS 1,706 million in the first nine months of 2008, compared with NIS 1,700 million in the same period last year. Financing income in Israel increased, due to factors including the collection of debts for which financing income was not recorded in the past which was offset by a decrease in operating income, mainly due to a provision for decline in value of securities received in respect of loans which were settled, whereas in the same period last year dividend income was recorded for shares held in receivership which based on the directives of the Supervisor of Banks are included in the Bank's securities portfolio, in an amount higher than that recorded in the period of January-September 2008.

The provision for doubtful debts totaled NIS 363 million in the first nine months of 2008, compared with NIS 141 million in the same period last year, an increase of 157.4% due to provisions for a few large borrowers. However, it was offset by income from collection of debts that were written off in the past and by reduction of provisions for doubtful debts.

The segment's expenses for the first nine months of 2008 totaled NIS 527 million, compared with NIS 494 million in the same period last year, an increase of 6.7%. The increase mainly resulted from the voluntary-retirement program, the effect of the wage agreement on provisions for benefits and from losses recorded in reserves for severance payments. This increase was offset by a decrease in the provision for bonuses and the effect of the decline in the Bank's share price on expenses for phantom options.

Credit to the public totaled NIS 102.4 billion on September 30, 2008, compared with NIS 95.3 billion at the end of 2007, an increase of 7.5%. The increase in balances of credit to the public was recorded under activity in Israel, mainly in the Construction and Real Estate sector. Conversely, the segment's balances abroad decreased by NIS 1.5 billion.

Deposits from the public totaled NIS 44.6 billion on September 30, 2008, compared with NIS 36.1 billion at the end of 2007, an increase of 23.5%. Most of the growth is derived from deposits from financial institutions which manage funds for their own clients.

The average balance of securities in custody in the first nine months of 2008 amounted to NIS 314.1 billion, compared with NIS 275.4 billion in the same period last year.

Set out below are the condensed operating results of the Corporate Segment:

	For the nine months ended September 30, 2008				
	Activity in Israel		Activity abroad		
	Banking and financial services[1]	Construction and real estate	Banking and financial services[1]	Construction and real estate	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	**773**	**907**	**107**	**4**	**1,791**
- Inter-segmental	**343**	**(470)**	**(280)**	**34**	**(373)**
Operating and other income:					
- From externals	**181**	**33**	**64**	**1**	**279**
- Inter-segmental	**(58)**	**(3)**	**-**	**-**	**(61)**
Total income (loss)	**1,239**	**467**	**(109)**	**39**	**1,636**
Provision for doubtful debts	**108**	**249**	**6**	**-**	**363**
Operating and other expenses:					
- From externals	**251**	**56**	**130**	**13**	**450**
- Inter-segmental	**69**	**8**	**-**	**-**	**77**
Operating profit (loss) before taxes	**811**	**154**	**(245)**	**26**	**746**
Provision for taxes (tax benefit) on operating profit (loss)	**295**	**53**	**(90)**	**10**	**268**
Net operating profit (loss)	**516**	**101**	**(155)**	**16**	**478**
Profit from extraordinary transactions, after taxes[2]	**17**	**-**	**-**	**-**	**17**
Net profit (loss)	**533**	**101**	**(155)**	**16**	**495**
Return of operating profit on equity[3]	**23.0%**	**8.3%**	**(23.1%)**	**7.9%**	**11.0%**
Return on equity[3]	**23.8%**	**8.3%**	**(23.1%)**	**7.9%**	**11.4%**
Average balance of assets	**55,329**	**30,735**	**10,687**	**3,757**	**100,508**
Average balance of liabilities	**34,512**	**6,327**	**3,704**	**135**	**44,678**
Average balance of risk assets	**54,931**	**22,229**	**13,028**	**4,086**	**94,274**
Average balance of provident funds and mutual funds	**4,811**	**-**	**-**	**-**	**4,811**
Average balance of other assets under management	**9,758**	**-**	**-**	**-**	**9,758**
Average balance of securities in custody	**314,084**	**-**	**-**	**-**	**314,084**
Balance of credit to the public as at September 30, 2008	**57,649**	**32,760**	**9,388**	**2,617**	**102,414**
Balance of deposits from the public as at September 30, 2008	**34,759**	**5,882**	**3,849**	**140**	**44,630**

(1) Includes activity in the areas of credit cards and the capital market.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item mainly includes the segment's profit from the sale of provident funds management rights.
(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Corporate Segment (continued):

	For the nine months ended September 30, 2007				
	Activity in Israel		Activity abroad		
	Banking and financial services[(1)]	Construction and real estate	Banking and financial services[(1)]	Construction and real estate	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	1,403	1,158	720	(6)	3,275
- Inter-segmental	(460)	(778)	(599)	43	(1,794)
Operating and other income:					
- From externals	383	31	54	-	468
- Inter-segmental	(34)	(3)	-	-	(37)
Total income	1,292	408	175	37	1,912
Provision for doubtful debts	16	125	-	-	141
Operating and other expenses:					
- From externals	237	53	119	13	422
- Inter-segmental	64	8	-	-	72
Operating profit before taxes	975	222	56	24	1,277
Provision for taxes on operating profit	393	89	22	9	513
Net operating profit	582	133	34	15	764
Profit from extraordinary transactions, after taxes[(2)]	12	-	-	-	12
Net profit	594	133	34	15	776
Return of operating profit on equity[(3)]	22.4%	9.4%	5.0%	7.9%	16.2%
Return on equity[(3)]	22.6%	9.4%	5.0%	7.9%	16.5%
Average balance of assets	53,977	25,539	11,529	4,267	95,312
Average balance of liabilities	27,576	4,129	2,884	105	34,694
Average balance of risk assets	52,788	24,114	11,468	4,265	92,635
Average balance of provident funds and mutual funds	12,858	55	-	-	12,913
Average balance of other assets under management	17,094	-	-	-	17,094
Average balance of securities in custody	265,679	9,740	-	-	275,419
Balance of credit to the public on December 31, 2007	53,605	28,202	10,972	2,491	95,270
Balance of deposits from the public on December 31, 2007	26,628	5,684	3,669	148	36,129

(1) Includes activity in the areas of credit cards and the capital market.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item mainly includes the segment's profit from the sale of provident funds management rights.
(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Corporate Segment (continued):

	For the three months ended September 30, 2008				
	Activity in Israel		Activity abroad		
	Banking and financial services(1)	Construction and real estate	Banking and financial services(1)	Construction and real estate	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	**657**	**439**	**261**	**1**	**1,358**
- Inter-segmental	**(289)**	**(283)**	**(193)**	**11**	**(754)**
Operating and other income:					
- From externals	**61**	**14**	**19**	**1**	**95**
- Inter-segmental	**(24)**	**(2)**	**-**	**-**	**(26)**
Total income	**405**	**168**	**87**	**13**	**673**
Provision for doubtful debts	**106**	**234**	**-**	**-**	**340**
Operating and other expenses:					
- From externals	**78**	**17**	**42**	**3**	**140**
- Inter-segmental	**23**	**3**	**-**	**-**	**26**
Operating profit (loss) before taxes	**198**	**(86)**	**45**	**10**	**167**
Provision for taxes (tax benefit) on operating profit	**65**	**(38)**	**16**	**3**	**46**
Net profit (loss)	**133**	**(48)**	**29**	**7**	**121**

(1) Includes activity in the areas of credit cards and the capital market.

	For the three months ended September 30, 2007				
	Activity in Israel		Activity abroad		
	Banking and financial services(1)	Construction and real estate	Banking and financial services(1)	Construction and real estate	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	220	416	345	14	995
- Inter-segmental	115	(289)	(382)	(4)	(560)
Operating and other income:					
- From externals	80	9	15	(1)	103
- Inter-segmental	(9)	(2)	-	-	(11)
Total income (loss)	406	134	(22)	9	527
Provision for doubtful debts	(8)	33	4	-	29
Operating and other expenses:					
- From externals	95	20	31	2	148
- Inter-segmental	22	3	-	-	25
Operating profit (loss) before taxes	297	78	(57)	7	325
Provision for taxes (tax benefit) on operating profit (loss)	116	30	(21)	3	128
Net profit (loss)	181	48	(36)	4	197

(1) Includes activity in the areas of credit cards and the capital market.

Restrictions and supervision of the segment's activity

For details regarding regulatory intervention in the area of banking fees, see the "Households Segment" section above.

Outlook for development in the coming year

In the second quarter of 2008, the Bank began to open Business Branches for customers of the Corporate Segment and the Commercial Segment. The Business Branches will provide services suited to the segment's customers. This plan is expected to take a longer period of time than originally planned and will most likely not be completed during the coming year.

Legal proceedings

See Note 9D to the Condensed Financial Statements.

The Financial Management Segment

General

The activity of this segment includes the management of the Bank's proprietary portfolio (i.e., the Bank's activity on its own behalf, through investments in bonds, deposits with banks, bond issues, transactions in derivative financial instruments, and more), management of market and liquidity risk resulting from Bank customers' business in the course of trading activity, and support for the development and pricing of sophisticated financial products. This segment's activity also includes the activity of the dealing rooms in financial instruments in foreign and local currency.

Market risk is the risk to the Group's income and capital resulting from changes in prices and rates in the financial markets, primarily the following:

Interest-rate risk - the risk to capital and income (including future income) that may result from changes in interest rates in the various currencies and sectors.

Inflation risk / exchange-rate risk - the risk to capital and income (including future income) that may result from the effect of changes in the consumer price index and in exchange rates on linkage-base exposure (the exposure of financial capital to the three linkage sectors: unlinked shekel, CPI-linked shekel, and foreign currency), and on exposures arising from trading activity.

Liquidity risk - the risk to income and capital that may result from an inability to supply liquidity needs, i.e. a decision by customers to withdraw funds from the Bank in an unforeseen amount. In exceptional supply and demand situations, larger costs may arise from unplanned fund raising.

Developments in the financial markets during the past year and especially in the third quarter led to a considerable reduction of liquidity in the markets and to the widening of credit spreads. The credit risks embodied in financial instruments represented a significant component in the revaluation of these instruments. For details, see the "Activity of the Bank Group in Asset-Backed Securities" and "Credit Exposure to Foreign Financial Institutions" sections.

Products and areas of activity

The Financial Management Segment is characterized by continual innovation. A series of complex products have been added to the product range in Israel in recent years, including exotic options and derivatives, credit derivatives, and sophisticated interest-rate products. In addition, structured products that include a deposit or bond for which the interest rate is determined by the terms of a derivative of some kind embedded within the debt instrument have been used increasingly in recent years.

The segment's activity also includes investments in asset-backed securities. On May 20, 2008, the Bank sold its entire portfolio of mortgage-backed securities at its New York branch (for details, see the section "Activity of the Bank Group in Asset-Backed Securities").

The Bank provides comprehensive hedging and investment services to its customers through its dealing rooms. The dealing room in Tel Aviv provides customers with services related to the various financial instruments (spots, forwards, options, exotic options, swaps, and structured products) and various underlying assets (foreign-currency/foreign-currency and foreign-currency/shekel exchange rates, shekel interest rates, consumer price index, stock and commodity indices, etc.). The Bank serves as one of the market makers in Shahar government bonds. In this activity, the dealing room also serves as a market maker, while the Customer Desk quotes prices and executes transactions with the Bank's customers.

The dealing room is a market maker in most of the products in which it has activity; in other words, the Bank acts as a party to the transaction with the customer, rather than as an intermediary between the customer and a third party.

Awareness of the activities offered by the dealing room has grown steadily in recent years, among customers seeking hedging transactions as well as investors. This increase has also led to demand for a broader range of products at a higher level of sophistication. In response to these needs, and in order to preserve the Bank's standing as a leader and innovator, the dealing room continues to develop financial instruments for its customers.

The dealing room carries out marketing activity directed to foreign financial institutions, which has led to a significant increase in volumes of activity with these customers(in the range of products in which the Bank serves as a market maker).

The segment also includes the results of investments in shares and of investments in equity-basis investee companies.

Changes in the segment's volume of activity and net profit

The segment's loss totaled NIS 2,273 million in the first nine months of 2008, compared with profit in the amount of NIS 649 million in the same period last year.

The loss from financing activity in the Financial Management Segment totaled NIS 2,957 million, compared with income in the amount of NIS 1,104 million. The decrease in income mainly resulted from the consequences of the financial crisis. During the first nine months of 2008 losses in the amount of NIS 3,329 million were recorded from the Bank's offices abroad in MBS-type asset-backed securities and CDO instruments. Likewise, losses in the amount of NIS 462 million were recorded on the credit-derivative portfolio in the New York branch and losses from bonds in the amount of NIS 209 million originating from bonds of foreign financial institutions.

Operating and other income totaled NIS 65 million, compared with NIS 64 million in the same period last year. The increase mainly resulted from profit from the sale of shares of MasterCard.

In the segment's share of the operating results of equity-basis investees, a loss of NIS 44 million was recorded compared with a profit of NIS 127 million in the same period last year. The decrease resulted from a provision for decline in value, net of tax, in the amount of NIS 38 million by the Bank with respect to it's investment in Delek Real Estate and the Bank's share in the loss of Clal Insurance Enterprises Holdings and Delek Real Estate. In the same period last year, the majority of the contribution to profit stemmed from Clal Insurance Enterprises Holdings, which contributed NIS 95 million. The large contribution resulted from profits from the issuing of a subsidiary and from the effect of a change in the treatment of special-risk reserves by insurance companies.

Net profit from extraordinary transactions totaled NIS 17 million in the first nine months of 2008, resulting from the share of the sales of Bank Massad and Bank Yahav attributed to the segment. In the same period last year, this profit totaled NIS 6 million, resulting from the sale of holdings in Moriah hotels and part of the investment in IBI, and excluding tax expenses in respect of the anticipated realization of the investments in Bank Massad and Bank Yahav.

The Bank Group's investment in equity-basis investee companies totaled NIS 507 million on September 30, 2008, compared with NIS 766 million at the end of 2007.

Others and Adjustments

This section includes all other activities of the Bank Group, each of which does not form a reportable segment under the Supervisor of Banks' directives.

These activities mainly include investment banking, trust activity, credit-card activity, and capital-market activity not attributed to the banking segments. In addition, this activity includes adjustment of intersegmental activities.

Net profit of this section totaled NIS 84 million in the first nine months of 2008, compared with profit in the amount of NIS 73 million in the same period last year. The increase in profit in this segment mainly resulted from an increase in net profit from incoming tourism credit card activities and from profit from extraordinary activities attributed to this segment.

Activity in Products

A. Set out below is the distribution of the results of credit-card operations by segments of activity:

	For the nine months ended September 30, 2008						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Incoming tourism and others	Total
	NIS millions						
Profit from financing activity	**26**	**11**	**4**	**-**	**-**	**41**	**82**
Operating and other income	**459**	**186**	**73**	**8**	**7**	**324**	**1,057**
Operating and other expenses	**354**	**130**	**49**	**5**	**3**	**298**	**839**
Operating profit before taxes	**131**	**67**	**28**	**3**	**4**	**67**	**300**
Provision for taxes on operating profit	**48**	**25**	**10**	**1**	**1**	**25**	**110**
Operating profit after taxes	**83**	**42**	**18**	**2**	**3**	**42**	**190**
Minority interests' share in profits of consolidated companies	**(8)**	**-**	**-**	**-**	**-**	**-**	**(8)**
Net profit	**75**	**42**	**18**	**2**	**3**	**42**	**182**
Average balances:							
Average balance of assets	**6,836**	**2,858**	**1,040**	**104**	**207**	**-**	**11,045**
Average balance of liabilities	**6,786**	**2,737**	**1,094**	**109**	**218**	**-**	**10,944**
Average balance of risk assets	**5,754**	**2,320**	**928**	**93**	**186**	**-**	**9,281**

	For the nine months ended September 30, 2007						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Incoming tourism and others	Total
	NIS millions						
Profit from financing activity	30	12	4	-	-	25	71
Operating and other income	419	170	67	8	6	258	928
Operating and other expenses	317	113	43	5	3	236	717
Operating profit before taxes	132	69	28	3	3	47	282
Provision for taxes on operating profit	53	28	11	1	1	19	113
Operating profit after taxes	79	41	17	2	2	28	169
Minority interests' share in profits of consolidated companies	(12)	-	-	-	-	-	(12)
Net profit	67	41	17	2	2	28	157
Average balances:							
Average balance of assets	5,925	2,494	891	89	178	-	9,577
Average balance of liabilities	5,881	2,372	948	95	189	-	9,485
Average balance of risk assets	5,380	2,170	868	87	174	-	8,679

A. Set out below is the distribution of the results of credit-card operations by segments of activity (continued):

	For the three months ended September 30, 2008						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Incoming tourism and others	Total
	NIS millions						
Profit from financing activity	**8**	**4**	**1**	**-**	**-**	**18**	**31**
Operating and other income	**162**	**66**	**26**	**2**	**3**	**131**	**390**
Operating and other expenses	**121**	**45**	**17**	**1**	**1**	**121**	**306**
Operating profit before taxes	**49**	**25**	**10**	**1**	**2**	**28**	**115**
Provision for taxes on operating profit	**17**	**9**	**3**	**-**	**-**	**10**	**39**
Net profit	**32**	**16**	**7**	**1**	**2**	**18**	**76**

	For the three months ended September 30, 2007						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Incoming tourism and others	Total
	NIS millions						
Profit from financing activity	9	4	1	-	-	9	23
Operating and other income	152	63	24	3	2	83	327
Operating and other expenses	119	43	15	2	1	77	257
Operating profit before taxes	42	24	10	1	1	15	93
Provision for taxes on operating profit	17	10	4	-	-	6	37
Operating profit after taxes	25	14	6	1	1	9	56
Minority interests' share in profits of consolidated companies	(4)	-	-	-	-	-	(4)
Net profit	21	14	6	1	1	9	52

B. Set out below is the distribution of the results of capital-market activity by segments of activity (continued):

	For the nine months ended September 30, 2008						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
	NIS millions						
Profit (loss) from financing activity before provision for doubtful debts	**5**	**22**	**4**	**2**	**45**	**1**	**79**
Operating and other income:							
- From externals	**75**	**657**	**42**	**11**	**195**	**76**	**1,056**
- Inter-segmental	**(12)**	**(113)**	**(11)**	**(4)**	**(26)**	**166**	**-**
Total income	**68**	**566**	**35**	**9**	**214**	**243**	**1,135**
Operating and other expenses	**63**	**409**	**36**	**1**	**115**	**240**	**864**
Operating profit (loss) before taxes	**5**	**157**	**(1)**	**8**	**99**	**3**	**271**
Provision for taxes on operating profit	**2**	**58**	**-**	**3**	**36**	**1**	**100**
Operating profit (loss) after taxes	**3**	**99**	**(1)**	**5**	**63**	**2**	**171**
Minority interests' share in profits of consolidated companies	**(4)**	**-**	**-**	**-**	**-**	**-**	**(4)**
Operating profit (loss)	**(1)**	**99**	**(1)**	**5**	**63**	**2**	**167**
Net profit from extraordinary transactions, after taxes	**253**	**128**	**34**	**8**	**17**	**-**	**440**
Net profit (loss)	**252**	**227**	**33**	**13**	**80**	**2**	**607**
Average balances:							
Average balance of provident fund, mutual fund, and advanced study fund assets	**11,910**	**33,742**	**3,376**	**1,625**	**4,811**	**77,775**	**133,239**
Average balance of other assets under management	**12**	**3,705**	**36**	**137**	**9,758**	**-**	**13,648**
Average balance of securities in custody	**4,363**	**79,009**	**5,811**	**4,862**	**314,084**	**38**	**408,167**

B. Set out below is the distribution of the results of capital-market activity by segments of activity (continued):

	For the nine months ended September 30, 2007						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts	5	24	4	1	26	4	64
Operating and other income:							
- From externals	152	715	58	16	158	114	1,213
- Inter-segmental	(13)	(112)	(11)	(4)	(21)	161	-
Total income	144	627	51	13	163	279	1,277
Operating and other expenses	110	398	37	2	109	287	943
Operating profit (loss) before taxes	34	229	14	11	54	(8)	334
Provision for taxes (tax benefit) on operating profit (loss)	13	92	6	4	22	(3)	134
Operating profit (loss) after taxes	21	137	8	7	32	(5)	200
Minority interests' share in profits of consolidated companies	(13)	-	-	-	-	-	(13)
Net operating profit (loss)	8	137	8	7	32	(5)	187
Net profit from extraordinary transactions, after taxes	157	91	25	5	12	-	290
Net profit (loss)	165	228	33	12	44	(5)	477
Average balances:							
Average balance of provident fund, mutual fund, and advanced study fund assets	27,148	53,941	7,057	3,678	12,913	38,081	142,818
Average balance of other assets under management	4,903	3,827	46	124	17,094	-	25,994
Average balance of securities in custody	8,018	72,144	6,987	4,814	275,419	93	367,475

B. Set out below is the distribution of the results of capital-market activity by segments of activity (continued):

	For the three months ended September 30, 2008						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
	NIS millions						
Profit (loss) from financing activity before provision for doubtful debts	**2**	**7**	**2**	**32**	**2**	**-**	**45**
Operating and other income:							
- From externals	**17**	**197**	**13**	**65**	**3**	**19**	**314**
- Inter-segmental	**(4)**	**(38)**	**(4)**	**(8)**	**(2)**	**56**	**-**
Total income	**15**	**166**	**11**	**89**	**3**	**75**	**359**
Operating and other expenses	**20**	**125**	**11**	**34**	**-**	**72**	**262**
Operating profit (loss) before taxes	**(5)**	**41**	**-**	**55**	**3**	**3**	**97**
Provision for taxes (tax benefit) on operating profit	**(1)**	**15**	**-**	**19**	**1**	**1**	**35**
Operating profit (loss) after taxes	**(4)**	**26**	**-**	**36**	**2**	**2**	**62**
Minority interests' share in profits of consolidated companies	**(1)**	**-**	**-**	**-**	**-**	**-**	**(1)**
Operating profit (loss)	**(5)**	**26**	**-**	**36**	**2**	**2**	**61**
Net profit from extraordinary transactions, after taxes	**2**	**1**	**-**	**-**	**-**	**-**	**3**
Net profit (loss)	**(3)**	**27**	**-**	**36**	**2**	**2**	**64**

	For the three months ended September 30, 2007						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
	NIS millions						
Profit (loss) from financing activity before provision for doubtful debts	2	9	2	-	(2)	(4)	7
Operating and other income:							
- From externals	54	236	18	6	62	16	392
- Inter-segmental	(4)	(39)	(4)	(2)	(7)	56	-
Total income	52	206	16	4	53	68	399
Operating and other expenses	58	157	23	1	30	91	360
Operating profit (loss) before taxes	(6)	49	(7)	3	23	(23)	39
Provision for taxes (tax benefit) on operating profit	(2)	18	(3)	1	9	(9)	14
Operating profit (loss) after taxes	(4)	31	(4)	2	14	(14)	25
Minority interests' share in profits of consolidated companies	(2)	-	-	-	-	-	(2)
Net profit (loss)	(6)	31	(4)	2	14	(14)	23

Subsidiary and Affiliated Companies

The Bank Group operates through banking and non-banking subsidiary companies in Israel and abroad. The Group also has investments in various economic sectors, mainly in Israel, through equity-basis investees.

The contribution of subsidiary and affiliated companies to the Bank's net operating profit was negative in the first nine months of 2008 and amounted to a loss of NIS 79 million, compared with profit in the amount of NIS 698 million in the same period last year. The difference mainly resulted from the effects of changes in the exchange rate of the shekel against foreign currencies.

The Bank's investment in subsidiary and affiliated companies totaled NIS 12.9 billion on September 30, 2008, compared with NIS 14.1 billion at the end of 2007.

Banking Subsidiaries in Israel

The Bank completed the sale of its holdings in Bank Massad and Bank Yahav during 2008.

Bank Massad - Specializes in providing services to employees of the education sector, other salaried employees, and owners of small businesses.

In September 2007, the Bank signed an agreement with First International Bank of Israel Ltd. for the sale of the Bank's full holdings in Bank Massad, comprising 51% of the share capital of Bank Massad, in consideration for a total of NIS 236 million. On May 14, 2008, the transaction for the sale of Bank Massad was completed. The Bank included net profit from the sale of its investment in the amount of NIS 50 million in its financial statements as at June 30, 2008, under the item "net profit from extraordinary transactions after taxes."

Pursuant to the sale agreement, Bank Massad will continue to receive computer services from the Bank, according to the terms currently prevailing between the Bank and Bank Massad, for a period of three years from the date of completion of the transaction.

Bank Yahav - Specializes in the provision of services to civil servants and to employees of government companies and corporations.

In September 2007, the Bank signed an agreement with Mizrahi-Tefahot Bank Ltd. (hereinafter: "Mizrahi Bank") for the sale of the Bank's full holdings in Bank Yahav, comprising 50% of the issued capital of Bank Yahav, and the related rights.

On November 13, 2007, the sale agreement was amended to state that the consideration for the Bank's holdings in Bank Yahav would be in a fixed amount of NIS 371 million. In addition, the Bank will be entitled to receive its proportional share of the profit from the sale of provident funds under the ownership or management of Bank Yahav.

The transaction for the sale of Bank Yahav was completed on July 10, 2008. The Bank included net profit from the sale of its investment in the amount of NIS 49 million in its financial statements as at September 30, 2008, under the item "net profit from extraordinary transactions after taxes."

The sale agreement states that Bank Yahav will continue to receive computer services from the Bank, at the terms presently prevailing between the Bank and Bank Yahav, for a period of three years from the date of completion of the transaction.

Subsidiaries abroad constitute part of the Bank's international activity.

The subsidiaries abroad ended the first nine months of 2008 with a profit of NIS 36 million, compared with a profit of NIS 191 million in the same period last year (on the basis of their foreign-currency statements of profit and loss, converted into shekels according to the exchange rate on the report date).

The contribution of the subsidiaries abroad to the Bank's net operating profit in the first nine months of 2008 was negative and amounted to a loss of NIS 359 million, compared with a profit of NIS 115 million in the same period last year. The difference mainly resulted from the effects of changes in the exchange rate of the shekel against the various currencies.

The Bank's investment in subsidiaries abroad totaled NIS 3.8 billion on September 30, 2008.

Bank Hapoalim (Switzerland) Ltd. (hereinafter: "Hapoalim Switzerland") - Mainly engages in the provision of private-banking services to international customers.

Net profit of Hapoalim Switzerland, according to its financial statements, totaled CHF 5 million in the first nine months of 2008, compared with CHF 24 million in the same period last year.

Hapoalim Switzerland's contribution to the Bank's net operating profit was negative and amounted to a loss of NIS 52 million, compared with profit of NIS 66 million in the same period last year. The difference in the contribution mainly resulted from declines in the exchange rate of the Swiss franc against the shekel, and from a decline in value in respect of an investment in bonds of an investment bank. The increase in expenses results mainly from the increased activity of the Singapore branch and a decrease in income from commissions due to a decline in the volume of managed assets.

The Bank's investment in Hapoalim Switzerland totaled NIS 0.9 million on September 30, 2008.

Banque Hapoalim (Luxembourg) S.A. (hereinafter: "Hapoalim Luxembourg") - Engages in financial and banking activity in and outside of Luxembourg. Hapoalim Luxembourg participates in the granting of loans via international syndicates, as well as granting loans to Israeli customers.

According to its financial statements, losses of Hapoalim Luxembourg in the first nine months of 2008 totaled USD 14.0 million, mainly resulting from a provision for decline in value of asset-backed securities, as well as a decline in value in respect of an investment in foreign financial institutions' bonds, compared with a loss of USD 1.0 million in the same period last year.

Hapoalim Luxembourg made a negative contribution amounting to a loss of NIS 56 million in the first nine months of 2008, compared with a loss of NIS 8 million in the same period last year.

The Bank's investment in Hapoalim Luxembourg totaled NIS 43 million on September 30, 2008.

Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereinafter: "Bank Pozitif") - A bank incorporated and operating in Turkey, specializing in corporate and investment banking. In March 2008, Bank Pozitif decided to increase its capital by TRY 85 million (approximately USD 64 million). The increase in capital was carried out through an investment of the said amount by the Bank against an allocation of shares. Subsequently, the Bank's holdings in Bank Pozitif increased to 65%.

JSC Bank Pozitiv - In November 2007, Bank Pozitif acquired the full means of control of JSC Bank Pozitiv (hereinafter: "JSC"), a bank incorporated and operating in Kazakhstan, which provides banking services to business and private customers.

For further details, see the section "International Activity," below.

The reported net profit of the Bank Pozitif Group (Bank Pozitif and JSC), according to its financial statements, totaled approximately TRY 22 million (approximately USD 18 million) in the first nine months of 2008, compared with approximately TRY 21 million (approximately USD 17 million) in the same period last year.

The contribution of the Bank Pozitif Group to the Bank's net operating profit was negative and amounted to a loss of NIS 52 million, compared with a positive contribution in the amount of NIS 96 million in the same period last year, as a result of a significant appreciation of the shekel against the Turkish lira in contrast to a depreciation in the same period last year.

The Bank's investment in the Bank Pozitif Group totaled NIS 964 million on September 30, 2008, compared with NIS 700 million on December 31, 2007.

Bank Hapoalim (Cayman) Ltd. (hereinafter: "Cayman") - A commercial bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents. Cayman's assets include an investment in a wholly owned subsidiary, Hapoalim (Latin America) S.A.

The contribution of Cayman to the Bank's net operating profit in the first nine months of 2008 was negative and amounted to a loss of NIS 17 million, compared with a loss in the amount of NIS 2 million in the same period last year. The difference resulted from changes in the exchange rate of the shekel against the dollar.

The Bank's investment in Cayman totaled NIS 185 million on September 30, 2008.

Poalim Asset Management (hereinafter: "PAM") - Global asset management companies. The companies develop complex new products for global private banking customers, in cooperation with the worldwide Frank Russell Company and with other leading bodies.

Net profit of PAM, according to its financial statements, totaled GBP 2 million in the first nine months of 2008, compared with profit of GBP 3 million in the same period last year.

The contribution of PAM to the Bank's net operating profit was negative and amounted to a loss of NIS 11 million, compared with profit in the amount of NIS 24 million in the same period last year. The difference resulted from changes in the exchange rate of the shekel against the British pound.

The Bank's investment in PAM totaled NIS 132 million on September 30, 2008.

Hapoalim Securities U.S.A. Inc. (hereinafter: "Hapoalim Securities") - A broker-dealer registered and operating in the United States.

Net profit of Hapoalim Securities, according to its financial statements, totaled USD 1 million in the first nine months of 2008, compared with USD 2 million in the same period last year. The decrease mainly resulted from the inclusion of income from taxes in respect of past losses in the same period last year.

The contribution of Hapoalim Securities to the Bank's net operating profit in the first nine months of 2008 was negative and amounted to a loss of NIS 7 million, compared with profit in the amount of NIS 4 million in the same period last year. The difference resulted from changes in the exchange rate of the shekel against the dollar.

The Bank's investment in Hapoalim Securities totaled NIS 82 million on September 30, 2008.

With regard to the granting of FHC (Financial Holding Company) status to the Bank, see the section "The Bank's Activity in the United States."

Hapoalim U.S.A. Holding Company Inc. (hereinafter: "Hapoalim USA")

A subsidiary that held shares of Signature Bank in the past. Most of the holdings in Signature Bank were sold on March 31, 2005. The remaining holdings were sold during 2006. Most of the proceeds of the sale are invested in a fixed-period deposit at the Bank and in bonds. The company also holds the entire share capital of Hapoalim Securities.

Net profit of Hapoalim USA, according to its financial statements, totaled USD 5 million in the first nine months of 2008, similar to the profit in the same period last year.

The contribution of Hapoalim USA to net operating profit in the first nine months of 2008 was negative, amounting to a loss of NIS 144 million, compared with a loss in the amount of NIS 59 million in the same period last year, as a result of changes in the exchange rate of the shekel against the dollar.
The Bank's investment in Hapoalim USA totaled NIS 1,335 million on September 30, 2008.

Other Consolidated Companies

The Bank has non-banking subsidiaries engaged in financial activities. The main areas of these companies' activity are the marketing and operation of credit-card systems, trust activity, captive reinsurance of the Group's companies, issuing and financing, investment-banking services, research and valuation studies, and financial consulting.

Isracard, Europay (Eurocard) Israel, Poalim Express, and Aminit - The majority of the Bank Group's activity involving the use of credit cards in Israel and abroad is conducted via these companies. The companies operate payment systems under a single administrative and operational umbrella - the "Isracard Group."

Isracard Ltd. (hereinafter: "Isracard" or the "Company") issues, acquires, and operates Isracard credit cards (a private brand owned by the Company), issued for use in Israel only. It also issues credit cards jointly with Europay (Eurocard) Israel Ltd. ("Europay") that combine the Isracard and MasterCard brands ("MasterCard cards"). In addition, the Company acquires transactions in MasterCard cards issued in Israel, including MasterCard cards issued by other local issuers and executed with merchants with which it has agreements, and transactions executed in Israel with the aforesaid merchants using cards issued abroad and paid to the merchants in Israeli currency. Transactions using MasterCard cards issued abroad, executed in Israel with merchants with which Europay has agreements, and paid to the merchants in foreign currency are acquired by Europay. MasterCard cards are issued and acquired under a license from MasterCard International Incorporated. Isracard also issues, acquires, and operates various additional products, such as fuel cards and gift cards.

Isracard and Europay issue bank cards as well as non-bank cards. Cards issued by Isracard and Europay are distributed to owners of accounts at banks with which the companies have agreements. The Company also recruits customers and distributes cards through various other channels.

The range of different types of credit cards issued by Isracard includes cards issued jointly with consumer, professional, and other organizations, clubs, and groups, such as Ashmoret cards for members of the Israel Teachers Union, Hot cards for members of the Union of Practical Engineers and Technicians in Israel, Hever cards for career military personnel, credit cards for members of the Israel Bar Association, and a range of other collaborations with various consumer clubs.

Isracard issues cards that provide revolving credit (under the brand name More), allowing customers to determine the terms of repayment within the offered plan. Isracard also operates various credit programs under the Isracredit plan and provides general-purpose loans based on credit-card credit lines.

Within the MasterCard brand, Isracard issues World Signia cards, a prestigious brand with many high-quality benefits targeted to premium customers of banks. The credit cards serve customers in various sectors; including private customers, corporate employees, corporate purchasing, and B2B (business-to-business payment transfers).

Isracard operates loyalty programs for cardholders and conducts large-scale marketing campaigns, including joint campaigns with leading entities in various sectors.

Isracard and Europay have acquiring agreements with merchants in a variety of industries. In addition to acquiring services, they offer the merchants a range of financial services, such as loans, advance payments, and discounting, as well as marketing and operational services.

The number of Isracard and MasterCard cards of the Isracard Group issued by Isracard and Europay as at September 30, 2008 is approximately 2.6 million, compared with 2.5 million cards on December 31, 2007.

In the first nine months of 2008, the volume of activity in Isracard and MasterCard cards reached NIS 52.4 billion, compared with NIS 46.4 billion in the same period last year.

Poalim Express - Issues, acquires, and operates American Express credit cards issued for use in Israel and abroad.

Poalim Express issues bank cards as well as non-bank cards. Bank cards issued by Poalim Express are distributed to owners of accounts at banks with which Poalim Express has agreements. Poalim Express also recruits customers and distributes cards through various other channels, including contractual engagements with organizations and clubs.

Poalim Express issues a range of credit cards targeted to specific population segments, including Business cards for business customers, Platinum cards, and Centurion cards for high-net-worth customers.

Poalim Express operates a loyalty program for cardholders and conducts marketing campaigns, including joint campaigns with various Israeli and foreign entities and advertising campaigns in the various media channels, with the aim of increasing the use of its cards, in Israel and abroad, and strengthening brand loyalty.

Poalim Express has acquiring agreements with merchants in a variety of industries. In addition to acquiring services, it offers the merchants a range of marketing, financial, and operational services.

The number of American Express cards issued by Poalim Express as at September 30, 2008 is approximately 246,000, compared with approximately 223,000 cards at the end of 2007.

In the first nine months of 2008, the volume of activity in American Express cards reached NIS 6 billion, compared with NIS 5 billion in the same period last year.

Within the Isracard Group, Aminit issues and acquires Visa brand credit cards issued for use in Israel and abroad. Cards issued by Aminit are distributed to owners of accounts at banks with which Aminit has agreements.

The number of Visa cards issued by Aminit as at September 30, 2008 is approximately 29,000, compared with approximately 30,000 cards on December 31, 2007.

On March 9, 2007, a memorandum of understanding was signed between the Bank and The Phoenix Holdings Ltd., according to which The Phoenix would acquire 25% of the total issued share capital of Isracard and Europay from the Bank. The consideration to be paid by The Phoenix for the aforesaid holdings in the companies would be calculated based on an aggregate value of NIS 2.55 billion for the companies, adjusted for dividend distribution.

In view of the time elapsed since the signing of the memorandum of understanding, the difficulties in implementing the suspending conditions, and the Antitrust Commissioner's reservations about the structure of the transaction, the Bank addressed a request to The Phoenix to cancel the memorandum of understanding. The Phoenix decided to consent to this request.

The parties signed a document canceling the memorandum of understanding on June 25, 2008. The cancellation is not contingent upon payment of any consideration and/or compensation by either party of the memorandum of understanding to the other, and each party absolutely waived any claim and/or complaint and/or demand towards the other in connection with the memorandum of understanding signed and with the cancellation thereof.

On November 13, 2007, a memorandum of principles was signed between Isracard and Europay (Eurocard) Israel Ltd. (hereinafter: "Europay"), on the one hand, and Mizrahi Bank on the other hand, which states, among other matters, that Mizrahi Bank will continue the existing agreements between the parties with regard to the issuance of cards for an additional period of ten years. The parties further agreed to conduct negotiations to reach a new agreement between Isracard and Europay, and Mizrahi Bank, with the aim of completing the agreement by the end of February 2008, which will also address the issuance of branded credit cards for Mizrahi Bank and establish arrangements for operation and the provision of services by Isracard. The new agreement was also to be in effect for a ten-year period.

In return for the extension of the term of the existing agreements for ten additional years, Isracard and Europay allocated shares to Mizrahi Bank, in December 2007, granting it a holding of 1.8% of their share capital.

On April 10, 2008, the Bank was notified by Isracard and Europay that the negotiations for the new agreement between these companies and Mizrahi Bank had not concluded in a binding agreement.

The bank is considering a public offering of Isracard Ltd. shares. Although, at this stage, a decision has not yet been reached with regard to aforesaid offering, and the capital-raising structure and timeframe have not yet been determined.

In February 2008, Isracard and Europay entered into a new agreement with the Bank with regard to the issuance of cards, which replaces the previous agreements between the parties on this matter. The term of the agreement with the Bank is fifteen years from the signing date; the inception of the agreement is subject to the receipt of all relevant approvals, including approval by the boards of directors of Isracard, Europay, and the Bank. Under the agreement, Bank Hapoalim is entitled to receive various payments from the companies, as specified in the agreement. The agreement with the Bank also regularizes various matters related to cards, including operation, liability for damages, new products and services, club cards, marketing, advertising, and distribution.

At this stage, the new agreement has been approved only by the audit committees and the boards of directors of Isracard and Europay.

Profit and income from credit cards - Net profit of the Isracard Group in the first nine months of 2008 totaled NIS 195 million, compared with NIS 137 million in the same period last year, an increase of 42.3%, mainly due to an increase in the volume of activity in credit cards and from net profit in the amount of NIS 57 million resulting from the sale of shares of MasterCard Incorporated.

The contribution of the Isracard Group to the Bank's net operating profit, after taxes, totaled NIS 168 million, compared with profit in the amount of NIS 120 million in the same period last year, an increase of 40%.

The contribution of the Isracard Group's activity to fee income, which is included under operating income (before deducting related expenses), amounted to NIS 1,057 million, compared with NIS 928 million in the same period last year, an increase of 13.9%, which mainly resulted from an increase in the volume of activity in Israel and incoming and outgoing tourism.

In May 2005, the Antitrust Commissioner (hereinafter: the "Commissioner") declared Isracard a holder of a monopoly in acquiring Isracard and MasterCard charge cards. Based on the opinion of legal advisors, the Bank and Isracard believe that Isracard has strong arguments against the aforesaid declaration of monopoly, and Isracard has appealed the declaration in court. In any case, it has been agreed with the Commissioner that the Commissioner's aforesaid declaration of monopoly will be canceled subject to the establishment of the "Arrangement" described below.

In August 2005, the Israel Antitrust Authority notified Isracard that the Commissioner intended to impose directives on Isracard under Section 30 of the Restrictive Trade Practices Law. The main points of the directives, of which Isracard received a draft, are as follows:

- A directive instructing Isracard to allow local acquiring of MasterCard credit cards by additional acquirers, as well as of Isracard cards (the brand owned by Isracard), subject to compliance with the license terms specified by the Commissioner, as described below.
- A directive instructing Isracard to sign a "Domestic Agreement" regulating the interaction between acquirers and issuers for the purpose of acquiring in Israel of the aforesaid cards, under temporary interchange-fee terms (a fee paid by acquirers of credit-card transactions to the issuers of the credit cards), as approved by the Antitrust Tribunal for other acquirers, and a fixed interchange fee, to be approved. These fees apply to the acquiring of the aforesaid cards, as well as to the acquiring by Isracard of Visa cards issued by the other acquirers (hereinafter: the "Domestic Agreement").
- A directive instructing Isracard to implement a common technical interface for the performance of domestic acquiring.

The terms stipulated by the Commissioner for the granting of a license to acquire Isracard cards to the other acquirers include Isracard's right to receive monetary remuneration for the license, and the obligation of other acquirers who apply for such an acquiring license to issue a minimum number of Isracard cards.

Based on the opinion of legal advisors, the Bank and Isracard believe that Isracard has strong arguments against the issuance of the directives in the aforesaid draft, in itself, as well as against their content and extent. In October 2005, Isracard presented this position to the Commissioner.

Following talks held between Isracard, Aminit, the credit-card companies Leumi Card Ltd. and Cartisei Ashrai LeIsrael Ltd. (these four companies jointly, hereinafter: the "Credit Card Companies"), and the Commissioner, the Credit Card Companies reached an arrangement among themselves (hereinafter: the "Arrangement"), with the Commissioner's support, under which the Credit Card Companies will enter into a detailed Domestic Agreement regarding full domestic acquiring in Israel, including the operation of an appropriate technical interface (hereinafter: the "Technical Interface"), of transactions in Visa and MasterCard credit cards. This Arrangement also includes matters that require approval of a binding arrangement from the Antitrust Tribunal. The Credit Card Companies, together with the banks that control each of them - respectively, the Bank, Bank Leumi LeIsrael B.M., Israel Discount Bank Ltd., and First International Bank of Israel Ltd. - filed a request with the Tribunal on October 30, 2006 to approve a binding arrangement, under the terms formulated and agreed upon with the Commissioner. According to the terms, the Arrangement will be in effect from the date of its approval by the Tribunal, and will expire on July 1, 2013. Objections to the aforesaid request have been filed. The Tribunal granted a temporary permit to the Arrangement, in effect until February 28, 2009.

The terms of the Arrangement include, among other things: the establishment of rates of interchange fees, which gradually decrease during the period of the Arrangement; commitment by the parties to petition the Tribunal for approval of an interchange fee for the period following the end of the Arrangement, should the parties wish to continue cross-acquiring; the obligation of Isracard, under certain conditions, to set identical fees for the same merchant for acquiring transactions in Isracard and MasterCard cards; and various rules of conduct that will apply to the Credit Card Companies in their contractual engagements with merchants to enter into acquiring arrangements with them, including a prohibition on ligation of different cards and various prohibitions on discrimination; and in addition, a commitment by the banks listed above to apply the aforesaid rules of conduct to themselves as well, and to undertake rules of conduct in their relationships with holders of credit cards and with merchants that accept credit cards, essentially prohibitions on discrimination, ligation, or influence in manners prohibited in the Arrangement to transfer to a particular credit card or acquire with any of the Credit Card Companies.

The Arrangement also includes a directive under which the Commissioner will cancel the declaration of Isracard as the holder of a monopoly in acquiring Isracard and MasterCard credit cards, provided that the conditions stipulated in the Arrangement are fulfilled, including approval of the Arrangement by the Tribunal and implementation of cross-acquiring of transactions through the Technical Interface.

On November 11, 2007, in the discussion of the petition to approve a binding arrangement, the Tribunal ruled that before it ruled on the appeal, an expert would be appointed to establish the components included in the principles set forth with regard to the calculation of interchange fees by the Tribunal in a different proceeding between some of the Credit Card Companies, to which Isracard was not a party. An expert was subsequently appointed.

The Bank and Isracard cannot estimate whether or when the request for permanent approval of the Arrangement will be granted.

Isracard and Aminit signed the Domestic Agreement in May 2007.

In June 2007, the Credit Card Companies began direct acquiring in Israel, through the Technical Interface, of transactions executed in MasterCard and Visa credit cards, according to the credit cards in which each company operates.

Following the recommendations of the Interministerial Committee for the Examination of Market Failures in the Credit Card Industry, in March 2007 a private law proposal (hereinafter: the "Private Law Proposal") was submitted to Knesset, based on the committee's recommendations, and in April 2008 a legislative memorandum was issued by the Ministry of Finance (hereinafter: the "Memorandum"), both concerning amendment of the Banking (Licensing) Law, 5741-1981. In June 2008, the Private Law Proposal passed in Knesset in a preliminary reading.

The Private Law Proposal and the Memorandum are not identical in scope and details, but essentially both or either propose, among other matters, the imposition of a licensing requirement by the Governor of the Bank of Israel on any party seeking to engage in the acquiring of credit cards, and the authorization of the Supervisor of Banks to determine that an acquirer of a certain percentage of transactions in charge cards (10% in the Private Law Proposal and 20% in the Memorandum) is a "large acquirer," and that an issuer of a certain percentage of charge cards (5% in the Private Law Proposal and 10% in the Memorandum) is a "large issuer." Such declarations by the Supervisor will enable him, if he finds it necessary in order to ensure competition in the acquiring of charge cards or in order to protect the best interests of customers or of suppliers, to instruct a large issuer to allow all those acquiring charge cards to acquire transactions in its cards, and to instruct large acquirers of charge-card transactions to acquire cards issued by others. The Memorandum also proposes considering the interchange fee as a fee under the Banking (Service to Customers) Law, 5741-1981, while the Private Law Proposal proposes authorizing the Supervisor to submit a proposal to establish a maximum interchange fee to the "pricing committee" and to "the ministers," in accordance with the Supervision of Prices of Goods and Services Law, 5756-1996. It is further proposed that the Supervisor of Banks be granted authority aimed at assisting in the implementation of the aforesaid.
The Bank estimates that the materialization of any of the following: large-scale acquiring of transactions in MasterCard cards by additional acquirers other than Isracard; implementation of the Arrangement and its terms, including reduction of the interchange fee or equalization of acquiring fees in Isracard cards to those of MasterCard cards; the declaration of a monopoly remaining in effect, in contradiction of the Arrangement, and the issuance of directives on the basis thereof; or legislation on the basis of the Private Law Proposal or the Memorandum, and subsequent declaration of the Company as a "large issuer," and corresponding activity by existing or new participants in the credit-card market, including in brands owned and operated by the Bank's credit-card companies, may lead to a decrease in the Bank Group's income in the future. However, the Bank cannot estimate the extent of such an effect.

In March 2007, two private law proposals were submitted to the Knesset concerning the separation of ownership of credit-card companies from banks. At this stage, the Bank cannot estimate whether the aforesaid law proposals will be legislated, or if legislated, their implications for the Bank, if any.
With regard to claims filed against Isracard, see Note 9(D)-A.1, 9(D)-A.2 and 9(D)-B.1 to the Condensed Financial Statements.

Poalim Capital Markets - Investment House Ltd. (hereinafter: "Poalim Capital Markets") - Operates a wide range of investment-banking services and invests in private-equity funds and in knowledge- and technology-intensive companies. The activity of Poalim Capital Markets is conducted through two main segments: investment-banking activity, and the technology sector and investments in private-equity funds. In addition, Poalim Capital Markets manages venture-capital funds, in accordance with a permit from the Bank of Israel.
The Poalim Capital Markets Group provides a range of investment-banking services, including financial and strategic consulting for mergers and acquisitions in Israel and abroad, consulting for privatization processes and for public and private offerings abroad, and guidance of companies in Israel and abroad in investments of various kinds. The Poalim Capital Markets Group also provides, through its equity-basis investee (19.97%) Poalim I.B.I., consulting, underwriting, and management services for public offerings in Israel and capital raising through private offerings.

In accordance with the company's strategy of expanding the investment-banking services offered to its customers to encompass international capital markets, Poalim Capital Markets has entered into a strategic collaboration with the U.S. investment bank William Blair. Within this collaboration, Poalim Capital Markets and William Blair offer investment-banking services to individuals, Israeli companies, and Israeli-related companies, including services related to private and public offerings abroad, as well as services related to mergers and acquisitions.

Poalim Capital Markets ended the first nine months of 2008 with a total loss of NIS 20 million, compared with profit in the amount of NIS 51 million in the same period last year, mainly as a result of the severe global crisis which hit the capital markets in Israel and worldwide.

The contribution of Poalim Capital Markets to the Bank's net profit was negative and totaled a loss of NIS 19 million, compared with a positive contribution in the amount of NIS 22 million in the same period last year.

The Bank's investment in Poalim Capital Markets totaled NIS 588 million on September 30, 2008.

Poalim Trust Services - Offers a range of business, private, and personal and family trust services to local and foreign residents and to Israeli and foreign companies. The company also acts as trustee for a large number of mutual funds. Total assets in trust as at September 30, 2008 amounted to NIS 39.4 billion.

Equity-Basis Investees

The Bank's share in the net operating results of equity-basis investee companies amounted to a loss of NIS 64 million in the first nine months of 2008, compared with profit in the amount of NIS 127 million in the same period last year, which mainly derived from Clal Insurance Enterprises Holdings.

The Bank Group's investment in equity-basis investee companies totaled NIS 507 million on September 30, 2008, compared with NIS 766 million at the end of 2007.

Clal Insurance Enterprises Holdings Ltd. (hereinafter: "Clal Holdings") is a holding company in the insurance sector and in insurance-related areas of activity.

The contribution of Clal Holdings to the Bank's net operating profit in the first nine months of 2008 totaled NIS 1 million, compared with NIS 95 million in the same period last year. The decrease resulted from a decrease in the profitability of Clal Holdings, as well as one-time profits from the flotation of a subsidiary and from the effects of the change in insurance companies' treatment of special-risk reserve in the same period last year.

The Bank holds 10.1% of the share capital of Clal Holdings as at September 30, 2008.

The balance of the Bank's investment in the company totaled NIS 284 million on September 30, 2008. The market value of the investment at that date totaled NIS 260 million.

With regard to restrictions on holdings in Clal Insurance Enterprises Holdings, see the section "Capital Market Activity" below.

With regard to the exposure to class-action suits at Clal Insurance Enterprises Holdings, see Note 9(E) to the Condensed Financial Statements.

Delek Real Estate Ltd. (hereinafter: "Delek Real Estate") - A company engaged in three main areas of activity: investments in yield-generating real estate abroad; initiatives, development, and construction of residential projects in Israel; and initiatives, development, construction, and acquisition of commercial buildings, gas stations, and office buildings, and rental of same as yield-generating assets.

The contribution of Delek Real Estate to the Bank's net operating profit was negative and amounted to a loss of NIS 71 million in the first nine months of 2008 (this amount includes a provision for decline in value, as noted below), compared with profit in the amount of NIS 7 million in the same period last year.

The Bank holds 9.7% of the share capital of Delek Real Estate as at September 30, 2008.

Prior to the publication of the Financial Statements as at June 30, 2008, the Bank hired Giza Zinger Even (hereinafter: "Giza") as an independent assessor with the suitable professional qualifications to examine the recoverable amount of the Bank's investment in Delek Real Estate. Giza performed the valuation, in accordance with commonly accepted principles in the field of financing. The valuation was made using the NAV (net asset value) method, under the assumption of a "going-concern", based on the aggregate value of the assets of Delek Real Estate net of the value of its liabilities. In accordance with the valuation, the recoverable amount of the Bank's investment in Delek Real Estate is higher than the value of the investment in the Bank's books; consequently, no provision for decline in value was made in respect of this investment in the Financial Statements as at June 30, 2008. The assumptions used to perform the valuation were based on a capital price of 9%-15%, according to the geographical location and characteristics of each project. Sale prices and construction costs in the valuation were based on existing data on sales and construction costs for each of Delek Real Estate's specific projects, or on data from other projects located in the same area. Given the continued decline in the share's market value and the economic developments in Israel and globally, the Bank included a provision for decline in value in the amount of NIS 50 million (NIS 38 million, net of tax) in respect of its investment in Delek Real Estate, based on the evaluation of the Board of Management.

The Bank's investment in the company as at September 30, 2008 totaled NIS 119 million, similar to the market value of the investment at that date.

Strategic Plan

Bank Hapoalim operates under a long-term strategic plan, which is examined and updated each year. In early 2008, the Board of Management and Board of Directors of the Bank approved the Bank's work plans and business objectives for 2008, based on its strategic plan.

In light of the financial crisis in the United States and worldwide and its implications for the world financial and economic system, including in Israel, the Bank has updated its return on equity forecast for 2008. Based on currently available data, the Bank estimates that its return on equity will reach 0%-2%. Net return of operating profit on equity, taking into account losses and exceptional expenses (write-offs of investments in asset-backed securities, the effect of the collapse of Lehman Brothers, expenses for retirement of employees), is expected to be negative, at a rate of (-1%)-(-3%).

In view of the turmoil in the financial markets and the uncertainty with regard to the coming year, the Bank is preparing on several levels to operate in a format focused on the short term, in order to cope optimally with the current situation:

- Strengthening the Bank's capital;
- Streamlining and cost-cutting;
- Focusing on banking business that generates short-term revenue;
- Reinforcing customer relationships, with an emphasis on understanding customers' needs and tailoring solutions to help them contend with the changes in the markets;
- Postponement of near-term strategic moves and initiatives designed to bear only long-term returns.

The Bank has also made certain adjustments to the long-term strategic focal points of its multi-year strategic plan, in line with its assessment of the effect of the crisis on long-term business trends. The multi-year plan focuses on five main areas of activity:

- Strengthening and expanding activity and relationships with the Bank's customers, based on professional expertise and in-depth understanding of their needs, with the aim of continuing to lead the market.
- Expanding activity abroad and creating a platform for future growth based on customer relationships.
- Developing and expanding income sources from investment product activity, based on expertise in the management of the Bank's relationships with its customers.
- Operational excellence in the execution of existing activities and in the realization of the Bank's growth plans, while streamlining and curbing expenses.
- Strengthening the Bank's global risk management and capital management capabilities.

The Bank has worked in recent years to solidify its leadership in the retail sector, focusing on improving its value offer to the segment of customers with extensive banking activity and on prudent expansion in the area of credit, while strengthening its risk-management capabilities. The Bank accords high importance to customer service and continually strives to significantly improve service while adapting it to customer needs. The Bank aims to solidify its standing in the various customer segments and plans to invest efforts towards that end, including by improving the deployment of its branches, while developing a service philosophy tailored to customers' needs.

The Corporate Area continues to work to preserve the Bank's leading position with business and commercial sector customers. In recent years, the Bank has achieved improvement in the quality of its credit portfolio and has strengthened its credit risk measurement and credit management capabilities. These abilities should enable the Bank to cope optimally as the Israeli economy enters a period of economic slowdown, and possibly recession. Concurrently, the Bank is working to extend its activity with these customers, with an emphasis on expanding the service and product offering in order to increase its non-credit income from these customers as well.

In treasury activity, as of 2005 the Bank has been implementing a strategic plan based on global treasury management, encompassing the dealing rooms in Tel Aviv, New York, and London, while continuing to reinforce the infrastructures of the operational systems serving the dealing rooms and the area of asset and liability management at the Bank. This activity is centralized under the Global Treasury Area. In early 2008, in light of the changes in global financial markets, the Bank devoted special attention and accorded high importance to focusing global treasury work on activity with and for customers.

In international activity, under the management of the International Area, the Bank has continued its strategy of organic growth. Concurrently, due to the changes in the financial markets and in the economies of the developing countries, and given the cancellation of the permit to acquire the Ukrainian bank Ukrinbank by the Bank of Israel; the Bank is reexamining its strategic plan for continued expansion in developing markets.

In Global Private Banking, the Bank strives to continue to improve its abilities in products, marketing, and customer service in 2009, in order to strengthen its platform for asset-portfolio growth, focusing on customers with extensive assets. A future trajectory for the Bank's continued international expansion is currently being examined by the Bank, in cooperation with a leading international strategic consulting company. As part of this process, objectives for international activity and their derived implications will be defined.

In light of the global financial crisis and the changes in the financial and economic system, worldwide and in Israel, the Bank continues to continuously examine the implications of the crisis and the required adjustments to its strategic plan and its short-term plan.

It should be noted that the strategic plan sets ambitious goals for each of the Bank's activities, yet in any planning, especially in planning several years ahead, and all the more so during a crisis, a considerable degree of uncertainty must be taken into consideration. Various factors may prevent the assumptions on which the strategic plan is based from materializing, or may prevent them from materializing in full, and may prevent the realization or full realization of future plans. Among these factors, it should be noted that the probability of success of a plan of this kind also depends on the Bank's internal ability to carry out its objectives, as well as on the Israeli and global business environment and macro-economic conditions. The condition of the global economy should be accorded special importance, taking into account the crisis that has escalated since the second half of 2007 and reached unforeseen proportions; the economic, political, and security situation in Israel and in the region; and the effects of the global crisis on these conditions. The expected slowdown in the growth rate in Israel and in the industrialized countries, and the possibility of a recession, must be taken into consideration, in view of the global economic crisis and the various other risks that threaten growth in Israel and worldwide, such as terrorist attacks, political instability, volatility of commodity prices in general and those of resources (such as fuel) in particular, volatility in capital markets, and continuation or possibly further escalation of the liquidity crisis in international banking.

The consequences and effects on the Bank's activity and income of the reform in the Israeli capital market pursuant to the Bachar legislation and of the Bank of Israel's directives concerning banking fees are also insufficiently clear. It is therefore difficult to estimate, at this stage, whether they will cause additional damage - including to the Bank's estimates of its return on equity in 2008, to the advancement of the Bank's plans, and to the attainment of the return targeted by the Bank.

It is emphasized that the Bank's approved work plans and the working assumptions on which they are based refer to the Bank's future activities; therefore, the above information in this section on all matters related to the Bank's action plans and intentions, including the return on equity forecast, is "forward-looking information."

International Activity

An essential part of the Bank's strategy is the extensive development of its international activity. The Bank plans to invest in the development of all types of international activity, including development of Global Private Banking, expansion of the local activity of branches and subsidiaries worldwide, development of activity in emerging markets, participation in international transactions, and development of relationships with correspondent banks. The Bank maintains ties with over 2,500 correspondent banks throughout the world, through which it conducts international activities.

In international activity, under the management of the International Area, the Bank has continued its strategy of organic growth. A future trajectory for the Bank's continued international expansion in developing and developed markets is currently being examined by the Bank, in cooperation with a leading international strategic consulting company. As part of this process, objectives for international activity and their derived implications will be defined, including the trajectory and character of the future activity of the New York branch.

Global Private Banking activity - Within this framework, the Bank provides its customers abroad with advanced professional services and products, including investment products and global asset management. This activity currently encompasses Israel, Europe, the United States, Latin America, Canada, Australia, Hong Kong, and Singapore by means of 36 activity centers including banking subsidiaries, branches, representative offices, and asset-management subsidiaries.

In July 2008, the Bank established BHI Jersey Ltd., a banking subsidiary on the Island of Jersey, which holds a bank license and an investment advising and management license under local law.

Development of activity in emerging markets - The Bank currently operates in Turkey and Kazakhstan. The Bank intends to develop retail and corporate activity in the emerging markets in these countries by expanding the range of products and service channels offered to customers and developing the network of branches, among other means. The Bank is also continuing to examine additional business opportunities in emerging markets.

OJSC Ukrainian Innovation Bank

On December 19, 2007, the Bank signed an agreement for the acquisition of 75.8% of the means of control of OJSC Ukrainian Innovation Bank, a bank incorporated and operating in Ukraine (hereinafter: "Ukrinbank"). On October 23, 2008, the Governor of the Bank of Israel notified the Bank of the cancellation of the permit for the acquisition and control of Ukrinbank (hereinafter: the "Permit"). The cancellation notification stated that the Governor's decision was based on the unusual economic events in global financial markets, and the concern over their impact on world financial institutions. According to the Governor, recent economic developments in Ukraine necessitated a reexamination of the Permit granted for the acquisition of Ukrinbank and consideration of the need to cancel the Permit, especially in light of the fact that the transaction for the acquisition of Ukrinbank had not yet been completed. Due to the cancellation of the Permit, the prerequisite conditions for the completion of the transaction for the acquisition of control of Ukrinbank were not fulfilled; consequently, the Bank cancelled the acquisition agreement on October 24, 2008.

The Bank's Activity in the United States

In the United States, the Bank operates mainly through its branches in New York and Miami.

The Miami branch provides Global Private Banking services.

In March 2008, the Bank was notified that the U.S. Federal Reserve had consented to the Bank's request and would grant the Bank the status of a Financial Holding Company (FHC), as of that date, under the Bank Holding Company Act and the regulations of the U.S. central bank.

FHC status expands the range of activities permitted to the Bank and its subsidiaries, and allows them to diversify the services they offer to their customers in the United States, particularly in the area of securities.

The New York branch is focused on credit activity, treasury activity, and the provision of banking services to Israeli companies operating in the U.S. In the area of credit, the branch offers credit to large American companies, backup lines for issues of commercial paper, leasing transactions, and investments in credit-oriented structured-finance products such as credit derivatives. In the treasury area, the branch operates a dealing room and is part of the global treasury activity of Bank Hapoalim.

The New York branch provides comprehensive banking services to large Israeli companies operating in the United States, including credit, foreign trade, investments, and dealing-room services. The Bank enables Israeli companies as well as American companies that have assets in Israel to use collateral held in Israel for the purpose of opening credit lines at the New York branch. The New York branch also provides FDIC deposit insurance coverage, similar to American banks.

As at September 30, 2008, the branch's credit portfolio totaled approximately USD 2.9 billion. The branch also provided unutilized credit limits and backup lines in the amount of USD 3 billion. Some 73% of the local credit was provided to companies rated Investment Grade or was secured by entities rated Investment Grade by the international rating agencies Standard & Poor's or Moody's. Most of this credit was granted through syndications with leading banks. In light of the economic crisis in the U.S., the Bank decided to reduce, at this time, its participation in these credits.

From 2005 to the end of May 2008, the Bank maintained a portfolio of investments in mortgage-backed securities (MBS) and collateralized mortgage obligations (CMO). The majority of the MBS and CMO purchased by the Bank were backed by residential loans or by derivatives of mortgage portfolios. In addition, the Bank invested in several additional instruments, such as CDO and SIV. For further details, see the section "Activity of the Bank Group in Asset-Backed Securities."

The New York branch has a portfolio of credit derivatives consisting mainly of credit default swaps (CDS) and credit default baskets (CDB). The branch has a small remaining number of unfunded CDO transactions.

CDS are credit derivatives representing a transaction in which credit risk is exchanged between the parties to the swap transaction. Credit risk is transferred from the provider of the credit to the seller of the swap. In return for payment of a premium, the buyer of the swap receives protection against the risk inherent in a particular credit, while the seller provides a guarantee of the quality of the credit in return for the premium.

Unfunded CDOs are credit derivatives representing a type of guarantee for a risk tranche. Funds are transferred in the case of a credit failure in the tranche for which the Bank is the guarantor.

The total face value of the Bank's credit derivatives (CDS and CDB) amounted to USD 485 million as at September 30, 2008, compared with USD 1,100 million at the end of 2007.

The exposure of credit derivatives which remain in the portfolio, includes the amount of USD 225 million to guarantee bonds of the Israeli government; USD 190 million to guarantee bonds of foreign financial institutions; USD 45 million to guarantee bonds of foreign governments; and USD 25 million to guarantee debts of commercial companies.

As a result of the crisis in U.S. markets and the widening of credit spreads, the fair value of these derivatives declined and amounted to a negative USD 21 million as at September 30, 2008, of which, USD 9 million with respect to a CDS for Israeli government debt.

As these transactions are treated as derivative financial instruments in the financial statements, changes in their fair value are allocated to the statement of profit and loss, under profit from financing activity. The Bank recorded losses in the amount of approximately USD 90 million with respect to these declines and with respect to losses from realization of CDS transactions during the period of January-September 2008. In October, the Bank completed several transactions with a face value of USD 120 million, without materially affecting results of the activity.

The Bank is reexamining the role of the New York branch within the Bank's international strategy, and considering the required changes, if any, in the nature of the branch's activity. Under these circumstances, and as part of the general streamlining measures being implemented by the Bank, the Bank has started to reduce the number of employees at the branch.

Hapoalim Securities U.S.A. Inc. (hereinafter: "Hapoalim Securities") - A broker-dealer registered and operating in the United States. The broker-dealer is under the supervision of and subject to the rules of the Securities and Exchange Commission (SEC) in the United States, the New York Stock Exchange (NYSE), the National Association of Securities Dealers (NASD), and additional stock markets in which it is a member. The company's activity is also subject to supervision by the Supervisor of Banks at the Bank of Israel.

The acquisition of the company was aimed at expanding the scope of the Bank's activity in securities trading on behalf of its customers. Receiving FHC status enables the company to expand its areas of activity.

Hapoalim U.S.A. Holding Company Inc.

A subsidiary that held shares of Signature Bank in the past. Most of the holdings in Signature Bank were sold on March 31, 2005. The remaining holdings were sold during 2006. Most of the proceeds of the sale are invested in a fixed-period deposit at the Bank and in bonds. The company also holds the entire share capital of Hapoalim Securities.

Global Private Banking (GPB)

The Bank's Global Private Banking operations provide its customers abroad with advanced, professional products and services, including investment products and global asset management services. Global Private Banking offices include a network of subsidiaries, branches overseas and in Israel, and representative offices around the world.

Following is a description of Global Private Banking units:

Bank Hapoalim (Switzerland) Ltd. (hereinafter: "Hapoalim Switzerland") - A banking subsidiary engaged mainly in private-banking services offered through four branches - two in Switzerland, in Zurich and Geneva, one in Luxembourg, and one in Singapore - as well as through its representative offices in Tel Aviv, Hong Kong, and Moscow.

In addition, the Bank operates in Luxembourg through a banking subsidiary, Banque Hapoalim (Luxembourg) S.A., which is engaged in financial banking activity in and outside of Luxembourg.

The PAM Group, including Poalim Asset Management (UK) Ltd. and Poalim Asset Management (Ireland) Ltd., held by PAM Holding Ltd. (hereinafter: "PAM Companies") - PAM Companies are responsible for initiating, selecting, marketing, and providing professional support for investment products offered to Global Private Banking customers worldwide, in cooperation with leading international financial companies in these fields. The Group is a key element in the implementation of the Bank's growth strategy abroad.

Through PAM Companies, Global Private Banking customers are offered an extensive, diverse range of funds, including globally diversified funds. As at September 30, 2008, the Bank Group's customers have holdings in funds managed by PAM Companies totaling USD 2.1 billion.

PAM Companies also develop, plan, and market other investment products, such as structured products in accordance with international standards, including through collaboration with leading global financial entities. In addition, PAM Companies offer a portfolio-management service (discretionary management) through the Bank's branches and subsidiaries abroad.

Bank Hapoalim (Cayman) Ltd. (hereinafter: "Cayman") - A commercial bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents in the Cayman Islands. Cayman's assets include an investment in a wholly-owned subsidiary in Uruguay, Hapoalim (Latin America) S.A.

Global Private Banking Center in Tel Aviv - A center providing private-banking services and products to foreign residents from all over the world; an integral part of the GPB network.

Private Banking in the United States - The Miami branch and the Private Banking Department at the New York branch offer private-banking services to GPB customers.

Branches in the U.K. - London and Manchester. The banking activity of the U.K. branches includes private-banking services to local customers and foreign residents. The area of private banking is a strategic goal for the development of the U.K. branches in the coming years.

In addition, the U.K. branches grant credit to customers and provide dealing-room and foreign-trade services and other banking services to corporate customers.

BHI Jersey Ltd. - A banking subsidiary licensed to take deposits and execute investments, established in July 2008, which will focus on providing a range of products and services to private-banking customers.

Corporate and Retail Banking in Emerging Markets

As part of Bank Hapoalim's business strategy in emerging markets, the Bank is considering mergers and acquisitions of banking corporations in attractive emerging markets, and the development of banking at Western standards by leveraging the Bank's capabilities in various areas.

Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereinafter: "Bank Pozitif") - A bank incorporated and operating in Turkey, specializing in corporate and investment banking.

The Bank intends to help Bank Pozitif expand its activities in the areas of corporate and retail banking, by expanding the range of products offered to customers and developing the network of branches, among other means.

JSC Bank Pozitiv

A bank incorporated and operating in Kazakhstan, which is wholly-owned by Bank Pozitif.

The bank provides banking services to business and private customers. Bank Pozitif intends to develop JSC Bank Pozitiv and its activity while building advanced banking capabilities, including expansion of the network of branches and enlargement of the customer base.

JSC SDM Bank (hereinafter: "SDM")

On July 16, 2008, the Bank entered into an agreement to acquire 78% of the means of control of SDM, a bank incorporated and operating in Russia. The shareholders' equity of SDM amounted to approximately USD 71 million, and the total balance sheet was approximately USD 700 million, at the end of the second quarter of 2008. The Bank will pay a total of approximately USD 111 million for the acquisition, reflecting a total value of approximately USD 142 million.

Completion of the acquisition is subject to the fulfillment of suspending conditions, including permission from the Governor of the Bank of Israel for the acquisition, and receipt of the required permits from the relevant authorities in Russia.

Set out below are the aggregate condensed financial statements of international activity:

A. Balance Sheet*

	September 30, 2008	December 31, 2007
	USD millions	
Assets		
Cash on hand and deposits with banks	**8,481**	6,774
Securities	**2,885**	6,682
Securities borrowed or bought under agreements to resell	**29**	122
Credit to the public	**6,512**	6,629
Buildings and equipment	**47**	47
Other assets	**713**	428
Total assets	**18,667**	20,682
Liabilities and capital		
Deposits from the public	**11,077**	13,142
Deposits from banks	**5,663**	4,557
Securities lent or sold under agreements to repurchase	**71**	362
Bonds and subordinated notes	**716**	904
Other liabilities	**839**	437
Total liabilities	**18,366**	19,402
Minority interests' rights	**119**	116
Capital means**	**182**	1,164
Total liabilities and capital	**18,667**	20,682

* Data based on the overseas offices' reports, while attributing expenses and supplementary taxes.

** Includes a calculated deficit in capital in the amount of USD 896 million (31.12.07: positive calculated capital in the amount of USD 169 million) for the Bank's branches which are not companies. The calculated capital includes the amounts of the original deposits deposited with the Bank's branches, with the addition of profits or deduction of losses recorded up to the balance-sheet date, including adjustments in respect of the presentation of securities available for sale at fair value. The decrease in calculated capital in the first nine months of 2008 results mainly from financing losses related to the financial crisis at the New York and London branches.

B. Statement of Profit and Loss*

	For the nine months ended September 30	
	2008	**2007
	USD millions	
Profit (loss) from financing activity before provision for doubtful debts	**(1,063)**	177
Provision for doubtful debts	**(8)**	(2)
Profit (loss) from financing activity after provision for doubtful debts	**(1,071)**	175
Operating and other income	**109**	96
Operating and other expenses	**232**	186
Operating profit (loss) before taxes	**(1,194)**	85
Provision for taxes***	**440**	(31)
Operating profit (loss) after taxes	**(754)**	54
Minority interests' share in profits of consolidated companies	**(5)**	(6)
Net profit (loss)	**(759)**	48

* Data based on the overseas offices' reports, while attributing expenses and supplementary taxes.
** Restated.
*** Includes provisions for supplementary taxes in Israel.

C. Customer Assets

	September 30, 2008	December 31, 2007
	USD millions	
Deposits from the public, bonds, and subordinated notes	**11,793**	14,046
Customer assets (off-balance sheet)	**7,856**	8,963
Total	**19,649**	23,009

Activity of the Bank Group in Asset-Backed Securities

On May 20, 2008, the Board of Directors of the Bank resolved to realize the Bank's full holdings in mortgage-backed securities (hereinafter: "MBS"), which were purchased by the Bank's New York branch (hereinafter: the "MBS Portfolio"). The volume of the investment in these securities totaled approximately USD 3.4 billion at the date of the sale, in late May 2008.

In April 2008, the Bank received a directive from the Supervisor of Banks to weight its holdings of most of the MBS Portfolio, for the purpose of calculating the ratio of capital to risk-adjusted assets, at twice their value in the books of the Bank. The implementation of this directive placed in doubt the economic profitability of continuing to hold the MBS Portfolio for the long term, as the Bank had intended to do until that time. Consequently, when the aforesaid directive of the Supervisor was received, the Bank began to examine and make inquiries about the proper and profitable ways of continuing to handle the MBS Portfolio under its ownership, including the existing possibilities for realizing all or part of the portfolio.

In view of the inquiries made and with due regard for the continuing global crisis, particularly in the realm of mortgages, given the assessments that the crisis in the United States real-estate market is deeper and more severe than was previously thought and is likely to continue for a long time and possibly escalate, and in the face of the decline and volatility of market prices of MBS around the world, and the fear that even MBS that enjoy a high rating may be affected should the crisis worsen, after the Board of Directors held a discussion of the various alternatives available to the Bank and the various offers which the Bank received during that period for the sale of its MBS Portfolio, the Board of Directors adopted its aforesaid resolution to realize the entire portfolio.

Further to the decision of the Board of Directors, on May 20, 2008, the Bank sold its entire MBS Portfolio to the investment fund Pimco, through Deutsche Bank, for a total consideration of approximately USD 2.55 billion. In the Financial Statements as at March 31, 2008, the Bank set the value of the MBS Portfolio that was sold in accordance with the amount of the aforesaid consideration. Accordingly, the Bank recorded a loss in the amount of approximately NIS 3.1 billion (USD 876 million) in the Financial Statements as at March 31, 2008, which was included in the item "loss from financing activity before provision for doubtful debts."

For full details regarding the Bank's investments in these securities, see the section on asset-backed securities in the Annual Financial Statements as at December 31, 2007 and in the Condensed Quarterly Financial Statements as at March 31, 2008.

On August 11, 2008 the Bank published an immediate release at the request of the Securities Authority (reference: 2008-01-231981) on the matter of the disclosure of the decline in value of the MBS portfolio during the months of March and April 2008.

Set out below are data regarding the Bank Group's holdings in asset-backed securities as at September 30, 2008:

	Depreciated cost	Unrealized profits*	Unrealized losses*	Fair value & balance-sheet value	Decline in value of an other-than-temporary nature**
			NIS millions		
Total mortgage-backed securities (MBS)	**558**	**5**	**50**	**513**	**80**
Asset-backed securities (ABS):					
Automobile loans	**18**	**-**	**-**	**18**	**-**
Commercial and industrial loans	**144**	**1**	**19**	**126**	**38**
Structured investment vehicles (SIV)	**-**	**-**	**-**	**-**	**367**
Collateralized debt obligations (CDO)	**564**	**-**	**67**	**497**	**18**
Other(1)	**1,290**	**-**	**4**	**1,286**	**-**
Total ABS	**2,016**	**1**	**90**	**1,927**	**423**
Total	**2,574**	**6**	**140**	**2,440**	**503**
(1) Including: Commercial Paper purchased due to securitization transactions in which the Bank acted as sponsor	**1,206**	**-**	**-**	**1,206**	**-**

* Attributed to the statement of changes in shareholders' equity.

** Charged as a loss to the statement of profit and loss for the period January-September 2008 (not including amounts in respect of securities sold).

The following table lists the sources of price quotes used by the Bank to determine the fair value of asset-backed securities:

Type		Indicative price*	Counterparty price**	Total
			NIS millions	
MBS	Fair value	427	86	513
	Depreciated cost	471	87	558
CDO	Fair value	-	497	497
	Depreciated cost	-	564	564
Other ABS	Fair value	126	1,304	1,430
	Depreciated cost	145	1,307	1,452

* Indicative price - An indication established by the Bank, usually based on price quotes obtained from a specialist external entity or entities.

** Counterparty price - A price quote obtained from the counterparty to the transaction.

During the period of January-September 2008, the Bank recorded losses in the amount of NIS 3,679 million in respect of its investments in asset-backed securities. This amount includes a total of NIS 3,101 million in respect of the sale of the MBS Portfolio, as noted above. In addition, a total of NIS 367 million was recorded in this period for a provision for a decline in value of an other-than-temporary nature in respect of SIV securities; and a total of NIS 211 million for a decline in value of an other-than-temporary nature and losses from the sale of other asset-backed securities (including European CDO, MBS and others).

As at the end of the third quarter of 2008, the net decline in value of a temporary nature totals NIS 134 million. This decline was attributed to shareholders' equity.

A decline in value of an other-than-temporary nature in the amount of NIS 80 million derives from the remaining MBS portfolio held by the London branch of the Bank. These securities are exposed to European assets only (in the U.K., Ireland, Holland, and Germany). The average price of these securities stands at 79% as at September 30, 2008. All but one of the credit ratings of the securities by rating agencies have remained stable since their purchase, while some have actually been upgraded since their purchase; however, other parameters (such as the amount of average arrears, LTV rates, etc.) have changed for the worse to an insignificant degree in some of the securities.

The Bank's investments in CDOs have high ratings. Their term to maturity is relatively short. Therefore, the Bank estimates that principal and interest payments should be met in full.

MBS

Following the sale of the MBS Portfolio of the New York branch, the Bank's investment in MBS securities is only through the London branch and Banque Hapoalim Luxembourg. The remaining fair value of the Bank Group's investments in MBS as at September 30, 2008 totals NIS 513 million (USD 150 million).

Calculation of the Fair Value of MBS at the Bank's London branch:

MarkIT, a supplier of quotes, is the primary source of quotes for securities held by the London branch. Quotes are also obtained for each security from the counterparty to the transaction.

MarkIT is the leading and most commonly used company in the industry in the U.K. The company generates price quotes by contacting 29 investment banks at the end of each business day and generating prices using a model that filters out unreasonable transaction prices, and at the end of the process provides a quote for each security.

In cases in which MarkIT does not quote a price for a security for a particular date, the branch uses a price quote obtained from the counterparty to the transaction.

Structured Investment Vehicles (SIV)

The New York and London branches invested a total of approximately USD 400 million in securities issued by SIVs. Up to March 31, 2008, a provision for decline in value of an other-than-temporary nature was recorded against this investment in its entirety.

Collateralized Debt Obligations (CDO)

The Bank holds a CDO portfolio at a volume of approximately NIS 497 million (USD 145 million) at its New York and London branches and at its subsidiary in Luxembourg.

97% of the CDOs mature in 2009, and the remainder mature in 2010. Of the above, a total of USD 20 million of CDOs, which were acquired in 2004, are exposed to subprime loans. There has been no decline in value in respect of these securities; they are rated AA+ and mature in 2009.

59% of the volume of the portfolio invested in these securities is rated AAA, 8% is rated AA and 33% is rated A and A-. During the month of October 2008, three securities were downgraded by Fitch to A-.

The Bank determines the fair value of CDO securities based on a price received from the counterparty to the transaction.

In the first nine months of 2008, a provision for decline in value of an other-than-temporary nature was recorded against CDO securities, in the amount of approximately NIS 18 million (USD 5.5 million), and was charged as a loss to the statement of profit and loss. During the quarter three CDO securities were sold at a price which reflected a loss of USD 15.2 million; this loss was previously charged to profit and loss.

Off-balance sheet transactions with similar characteristics to CDOs

The Bank has investments in unfunded CDO or synthetic CDO transactions. These are transactions in which risk transfers are executed through credit derivatives, without a purchase of the CDO itself. Accordingly, these transactions are treated as derivatives, with changes in fair value charged to profit and loss.

The volume of the portfolio has been significantly reduced. The total face value of these transactions as at September 30, 2008 is NIS 672 million (USD 196 million). The fair value is negative, in the amount of NIS 130 million (USD 38 million). In the first nine months of 2008, losses in the amount of NIS 113 million (USD 33 million) were charged to the statement of profit and loss in respect of declines in the fair value of these transactions.

Other asset-backed securities:

The balance of other asset-backed securities as at September 30, 2008 mainly includes commercial paper purchased due to securitization transactions in which the Bank acted as a sponsor, as detailed below.

Recognition of Decline in Value

The Bank determines whether the decline in value of securities is of an other-than-temporary nature in accordance with generally accepted accounting principles, including FSP 115-1, FSP 124-1, EITF 99-20, and SAB 59. This test is based on the following considerations:

- The period of time for which the value of the security is lower than its cost.
- The rate of the decline in value out of the total cost of the security.
- The value of the collateral backing the security and the safety cushions.
- The Bank's intention and ability to hold the security for a sufficient amount of time in order to allow the value of the security to return to the level of its cost.
- The rating of the security by international rating agencies, including developments in ratings after the balance-sheet date.

The Bank also takes additional considerations and tests into account:

- Identification and evaluation of investments with possible declines in value.
- Individual analysis of investments whose fair value is significantly lower than their depreciated cost, including examination of the length of the period in which the investment accrued unrecognized losses.
- Discussion of the facts of the case, including evaluation of the factors or situations that may cause a particular investment to be classified as having a decline in value of an other-than-temporary nature, or that do not support classification of the investment as having a temporary decline in value.

The Bank has established principles in order to determine the amount of the provision for decline in value of an other-than-temporary nature in respect of asset-backed securities, as follows:

1. For securities which at the balance-sheet date the Bank does not intend to hold, or securities sold after the balance-sheet date, a decline in value will be recorded up to the fair value of the security.
2. For securities whose ratings have been significantly downgraded since the Bank's first investment in the security, a decline in value will be recorded up to the fair value of the security.
3. With regard to the remaining MBS portfolio that has not been sold, in securities for which the Bank does not have a model for examining expected losses according to the American standard EITF 99-20, the Bank implements a directive received from the Supervisor of Banks, according to which a decline in value of over 30% of the cost of each security constitutes a decline in value of an other-than-temporary nature, to be charged to the statement of profit and loss.

Commitments and Other Agreements with Securitization Entities

The Bank enters into various contractual engagements with securitization entities, chiefly as a sponsor of asset securitization transactions with the special-purpose entities (SPEs, or conduits) Venus and Voyager, and as a supplier of liquidity lines to securitization entities. The Bank has exclusive rights to advise and refer customers for securitization services through issues of commercial paper (CP) of these two entities. This allows the Bank to offer asset securitization services to its large customers in the United States and in Israel.

The various transactions through the entities Venus and Voyager are primarily transactions for the securitization of the debts of a cooperative of agricultural farms in the U.S., securitization of transactions for leasing of equipment, and securitization of premiums from insurance companies. In its capacity as a sponsor, the Bank provides various services to these entities, including the provision of liquidity lines.

The following are data regarding commitments and other agreements related to securitization entities:

	September 30, 2008	December 31, 2007
	NIS millions	
Maximum credit exposure in respect of the balance of unutilized liquidity lines to securitization entities*	**1,068**	1,404
Total assets issued by securitization entities in which the Bank acts as a sponsor	**1,206**	1,882
Of which: commercial paper purchased by the Bank and included in the balance sheet	**1,206**	1,882

* Of which, NIS 643 million (Dec. 31, 2007: NIS 257 million) to securitization entities in which the Bank acts as a sponsor.

Starting in the second half of 2007, as a result of the liquidity crisis in U.S. capital markets, the Bank acquired CPs with a balance of NIS 1,206 million (USD 353 million) as at September 30, 2008, despite its obligation to provide backup lines for some of the securitization transactions it had referred. The CPs are rated P1 by the rating agency Moody's and are not exposed to the U.S. housing market. They are reported at a depreciated cost which is an estimate of fair value, based on price quotes from the Bank of New York, which serves as the distributor of the CPs.

Note: This section concerning the activity of the Bank Group in asset-backed securities contains forecasts, evaluations, estimates, and other information, all of which constitute forward-looking information, in all parts of this section. All forward-looking information, by nature, may not materialize, or may not materialize in full, and future actual developments may differ from current forecasts to some extent, possibly to a material extent.

Accounting Policies on Critical Matters

The financial statements of the Bank are prepared in conformity with accounting principles and rules, the main points of which are described in Note 2 to the Financial Statements as at December 31, 2007. In implementing the accounting principles, when preparing the financial statements, the Board of Management of the Bank uses assumptions, estimates, and evaluations that affect the reported amounts of assets and liabilities (including contingent liabilities), and the results reported by the Bank. Actual future results may differ from estimates made when preparing the financial statements.

Some of these estimates and evaluations involve a considerable degree of uncertainty, and can be affected by possible future changes. Such estimates and evaluations in which changes may have a material effect on the financial results presented in the financial statements are considered by the Bank, in all matters connected with accounting policy, as estimates and evaluations on "critical" matters. The Bank's Board of Management is of the opinion that the estimates and evaluations used during the preparation of the financial statements are fair, and were made to the best of its knowledge and professional judgment.

The main areas are: provision for doubtful debts; fair value of financial instruments; obligations for employee rights; deferred taxes; contingent liabilities; and provisions for decline in value of non-financial assets, securities available for sale, and securities held to maturity.

During the reported period, no changes occurred in the Bank's accounting policy on critical matters, as described in the Board of Directors' Report on the Financial Statements as at December 31, 2007, except for that stated in Note 1A(2) to the Condensed Financial Statements as at September 30, 2008.

Capital Market Activity

On July 25, 2005, the Knesset enacted three laws that set forth material changes in the capital market and in banking activity, known as the Bachar Reform.

Under these laws, the Bank is prohibited from managing provident funds and joint investment trust funds ("mutual funds"), and is required to sell its full holdings in such funds within timeframes stipulated in the legislation ("Required Asset Sales").

In addition, as a condition for receiving a pension-advising license, the Bank was required to reduce its holdings in Clal Insurance Enterprises Holdings Ltd. to 10% or less of any type of means of control, because that company controls an insurer.

By the date of publication of this report, the Bank completed the sale of all of its holdings in mutual funds and provident funds. Upon completion of the aforesaid sales, and after the Bank has reduced its holdings in Clal Insurance Enterprises Holdings to the permitted level, the prerequisite conditions for the Bank to receive a pension-advising license will be fulfilled, according to the directives of the Supervision of Financial Services (Engaging in Pension Advising and Pension Marketing) Law, 5765-2005 (the "Pension Advising Law," which is part of the Bachar Reform); accordingly, the Bank filed an advance application with the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance (the "Supervisor") to grant the Bank a pension-advising license upon fulfillment of the aforesaid conditions.

Note, however, that under the provisions of the Pension Advising Law, as an additional condition for granting a pension-advising license, the Supervisor must be persuaded that "granting the bank a pension advisor's license shall not cause material damage to the development of competition and to the prevention of concentration in Israel, in the area of pension advising, in the area of mediation between customers and institutional entities, and in the area of banking." (Section 11(A) (5) of the Pension Advising Law).

Also note that in accordance with the agreements with the Supervisor of the Capital Market, Insurance, and Savings and the trajectory he has established, and pursuant to the January 2008 amendment to the Pension Advising Law, upon completion of the Required Asset Sales by the Bank and the corporations under its control, as required by the Bachar Reform, subject to receiving a pension-advising license and permit, the Bank will be permitted to provide pension-advising services to self-employed persons throughout Israel and to employed persons in the peripheral areas listed in the amendment to the Pension Advising Law. Pursuant to the said amendment to the Pension Advising Law, starting in January 2009, the Bank will also be able to provide advice on insurance funds and life-insurance products included in or supplementary to provident funds, to customers in peripheral areas. Starting in April 2009, it will also be able to provide advice on insurance funds and life-insurance products included in or supplementary to provident funds to self-employed persons throughout Israel. As of August 1, 2010, the Bank will be able to provide advice to all population groups on all pension products, including insurance.

The Capital Market

The Bank Group's capital-market activity includes a range of financial activities and services in various areas: executing trading transactions in securities and financial assets, including in the "Maof" area, for the Bank's customers; safekeeping services in securities; research and consulting services for customers on the capital market; provision of services to financial-asset managers; management of investment portfolios; and underwriting and issue management.

Some of the aforesaid financial activities and services are performed directly by the Bank, while others are performed by subsidiaries, each of which specializes and engages in a specified field. Among other things, the Bank operates through subsidiaries that manage investment portfolios in securities and financial assets for private customers, corporations, non-profit associations, and institutions, and also provide trustee services.
The Bank is a member of the Tel Aviv Stock Exchange, the TASE Clearing House, and the Maof Clearing House, and operates in this market on behalf of its customers and on behalf of TASE members that are not clearing-house members.

Distribution of Mutual Funds

The Bank has reached agreements with the decisive majority of mutual-fund managers in Israel with regard to the distribution of mutual-fund units to its customers. The Bank is entitled to collect distribution fees in respect of this activity, as stipulated in the regulations.
For details regarding the volume of the mutual funds distributed by the Bank Group, see the section "Developments in Balance Sheet Items - Off-Balance-Sheet Activity," above.

Distribution of Study Funds

The Bank is entitled to collect distribution fees for the distribution of study funds, as stipulated in the regulations. The Bank has entered into agreements with management companies of study funds with regard to the distribution of study funds to its customers.

Poalim Sahar Ltd.

The company, a wholly-owned subsidiary of the Bank, is a member of the Tel Aviv Stock Exchange and the TASE Clearing House. The company specializes in services to institutions such as established and new pension funds, bank provident funds, segmental provident funds, study funds, insurance companies, and public companies and institutions. The company offers brokerage services in Israel and abroad, research services, representation at general assemblies, and safekeeping and operational services.

Peilim Portfolio Management Company Ltd. (hereinafter: "Peilim")

Peilim, a wholly-owned subsidiary of the Bank, manages investments for private customers, business organizations, non-profit entities and others. Investments are managed for local and foreign customers in the Israeli capital market and in capital markets worldwide.
As at September 30, 2008, the company manages portfolios at a monetary value of NIS 6.8 billion, compared with NIS 8.2 billion at the end of 2007.
Pursuant to the Law for Increasing Competition and Reducing Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments)-1995, on August 10, 2008 (hereinafter: the "Determinant Date"), Peilim ceased providing investment-portfolio management services in joint trust investment funds, provident funds, pension funds, study funds, and insurers with investments credited to insured clients.

Provident Funds, Study Funds, Severance-Pay Funds, and Paid Sick-Leave Funds

Under the Law for Increasing Competition, the Bank is required to divest from its holdings in management companies of provident funds within three years of the aforesaid law's publication. The Bank has completed the sale of all management rights of provident funds under its ownership.

Pursuant to the law, the Bank is permitted to continue to provide operational services to provident-fund management companies.

The following are details regarding the sale of the principal provident funds:

On April 20, 2007, a sale transaction was completed in which Kovetz Provident Funds Management Company Ltd., a wholly-owned subsidiary of the Bank, transferred the entire management activity of the following provident funds: Keren Or, Katzir, Kinnereth, Aluma, Teutza, Zahav Zehira BeHashkaot, Dynamit, Gevanim, Migvan Pitzuim, Kinnaroth, and Marpeh Central Sick Pay Fund to Prisma the New Provident Funds Company Ltd., for a total consideration of NIS 455 million.

On June 28, 2007, a sale transaction was completed in which Gad-Gmulim Provident Fund Management Company Ltd., a wholly-owned subsidiary of the Bank, transferred the entire management activity of the provident fund Tagmulim to Dash Provident Fund Management Ltd. in consideration for a total of NIS 31 million.

On December 30, 2007, a sale transaction was completed in which Kovetz transferred the entire management activity of the provident funds Poalim Central Compensation Fund and Kovetz Pitzuim - Central Severance Pay Fund to Clal Insurance Company Ltd. in consideration for a total of NIS 30 million.

On March 2, 2008, a sale transaction was completed in which Kovetz transferred the entire activity of the provident fund Yeter, a guaranteed-return fund, to Menorah Mivtachim Gemel Ltd., in consideration for a total of NIS 33 million. Net profit in the amount of NIS 20 million was charged to the statement of profit and loss in the first quarter of 2008.

On March 24, 2008, a sale transaction was completed in which Gad-Gmulim transferred the entire activity of the provident fund Gadish to Psagot Provident Funds Ltd. (hereinafter: "Psagot"), in consideration for a total of approximately NIS 628 million. Net profit in the amount of approximately NIS 387 million was charged to the statement of profit and loss in the first quarter of 2008.

As part of the transaction described above, Psagot entered into long-term agreements with the Bank concerning the distribution of Gadish by the Bank and the provision of operational services by the Bank to Psagot.

Provident funds of Bank Massad:

With the completion of the sale of Bank Massad in May 2008, the sale of the provident funds which were under the management of Bank Massad was completed, insofar as it pertains to the Bank.

Provident funds of Bank Yahav for Government Employees Ltd.:

In March 2008, Bank Yahav sold the majority of its provident funds. The Bank recorded its share of this sale in the amount of NIS 30 million under the item "profit from extraordinary transactions" in the first quarter of 2008.

With the completion of the sale of Bank Yahav on July 10, 2008, the sale of the provident funds which were under the management of Bank Yahav was completed, insofar as it pertains to the Bank.

For details regarding the balances of the provident funds operated by the Bank Group, see the section "Developments in Balance Sheet Items - Off-Balance-Sheet Activity", above.

Pension Advising

According to the directives of the Pension Advising Law and the Banking (Licensing) Law, 5741-1981, as amended by the Law for Increasing Competition (hereinafter, together: the "Legal Arrangement"), the Bank shall be permitted to engage in pension advising in the future, under the terms stipulated in the Legal Arrangement, including, especially, receiving a pension-advising license from the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance.

The Bank is preparing for the time when it may begin engaging in pension advising, as noted. Among other things, a new Pension, Insurance, and Retirement Funds Division has been established within the Bank, responsible for coordinating pension-advising activity. Personnel specializing in the pension savings and insurance market have been hired by the Division, and the Bank has trained pension advisors from among its employees while also hiring additional employees, in order to be able to adequately provide pension advice to the public once it receives a license to engage in this activity.

To date, some 400 advisors have been trained and have passed Finance Ministry pension-advising licensing examinations. In addition, the Bank is adapting its procedures and systems; working to prepare distribution agreements with producers of retirement-fund products, pension products, and insurance products; and setting up IT infrastructures to allow the provision of service to customers, including support systems for pension advising to help match suitable pension solutions to customers.

As part of these preparations, the Bank has acquired the company Meitavit Maayan for Research and Development Ltd., which owns rights to products and system developments of the type required by the Bank in order to establish pension-advising support systems, and has the expertise needed for specification, writing, and editing of software solutions for pension advising.

To date, the Bank has signed distribution agreements with 26 management companies.

In November 2007, the Bank commenced the provision of financial advice in the area of study funds through Investment Advisors at all branches of the Bank.

Subject to receiving a pension-advising license, the Bank will be able to engage in pension advising, in accordance with the stipulations of the Legal Arrangement and of the permits and directives derived from it.

Services for Financial Asset Managers

The Financial Asset Manager Services Division within the Client Asset Management Area coordinates activities related to the provision of various services to financial-asset managers: provident-fund managers, mutual-fund managers, and investment-portfolio managers.

The division collects under one roof the knowledge, experience, and human and IT capabilities accumulated at the Bank in the operation of the financial assets mentioned above and in the provision of banking services to entities that manage these assets: provident-fund management companies, mutual-fund management companies, and investment-portfolio managers. Services include asset revaluation, production of control reports, production of reports to government agencies, management of the fund's books, management of accounts and rights of provident-fund members, calculation of daily and monthly returns of provident funds, and calculation of daily rates in mutual funds.

The Bank has signed agreements for the provision of operational services in the area of provident funds to provident-fund management companies, some incidental to the sale of provident funds formerly owned by the Bank. In the area of mutual funds, service agreements have been signed with mutual-fund management companies.

At the end of September 2008, the volume of assets of provident and pension funds for which the Bank provides operational services totaled NIS 72.4 billion.

The Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance has issued a directive by circular according to which a pension advisor providing operational services to a provident fund shall not charge operational fees from management companies higher than 0.1% annually of the total assets of the provident funds receiving said services from the pension advisor. As the Bank is preparing to become a pension advisor, this directive limits the rate of operational fees to be collected from provident-fund management companies.

In addition, the division provides supplementary account-management services to mutual funds. The value of these funds' assets at the end of September 2008 totaled NIS 13.8 billion.

Liquidity and Policy for Raising Sources of Funds at the Bank

The Bank of Israel's monetary interest rate, which stood at an annual rate of 4.25% at the beginning of 2008, was lowered to 3.25% at the end of March 2008, rose again to 4.0% on July 31, 2008 and 4.25% on August 28, 2008.

On October 12, 2008, in response to the crisis in the financial markets, the Bank of Israel lowered the interest rate by 0.5% to 3.75%, and in the monetary planning for November the rate was cut by 0.25%, to 3.5%. In early November, in a decision outside the usual schedule, the interest rate was reduced by an additional 0.5%, to 3.0%.

The banking system deposited approximately NIS 2 billion with the Bank of Israel at the beginning of 2008. In July 2008, the banking system borrowed approximately NIS 7 billion; in early October, the banking system borrowed approximately NIS 3 billion.

The Bank of Israel increased the volume of its purchases of foreign currency from USD 25 million daily to USD 100 million daily. This led to an injection of shekels into the banking system.

In addition, the Bank of Israel renewed repo auctions for banks and institutional entities. In the auctions, the Bank of Israel received government bonds and short-term notes, and lent shekels to the banking system. The volume of repo auctions is NIS 2 billion weekly.

Since the beginning of the year, the Bank of Israel has increased net issues of short-term notes by approximately NIS 0.5 billion.

Unlinked shekel resources raised from the Bank's customers totaled NIS 113.3 billion at the end of the third quarter of 2008, an increase of NIS 12.2 billion compared with the end of 2007.

Unlinked demand deposits (current-account deposits and daily-interest deposits) with the Bank reached NIS 29.6 billion at the end of the third quarter of 2008, an increase of NIS 1.8 billion compared with the end of 2007.

Unlinked deposits increased to NIS 83.7 billion at the end of the third quarter of 2008, an increase of NIS 10.4 billion compared with the end of 2007.

CPI-linked resources accrued in saving plans and deposits with the Bank decreased, totaling NIS 26.3 billion at the end of the third quarter of 2008, compared with NIS 26.7 billion at the end of 2007.

Foreign-currency-linked resources, which mainly derive from foreign-currency-linked deposits and saving plans, totaled NIS 0.7 billion at the end of the third quarter of 2008, compared with NIS 1.1 billion at the end of 2007.

Foreign-currency resources raised by the Bank from customers in Israel and abroad totaled USD 21.7 billion at the end of the third quarter of 2008, compared with USD 23.4 billion at the end of 2007.

The crisis in the financial markets, which started in the subprime mortgage market, expanded to the entire financial system - especially after the collapse of Lehman Brothers in mid-September. Consequently, the liquidity crisis in the international markets grew, and the increase in short-term interest rates continued. The central banks exerted a moderating effect by providing an inflow of cash to the markets.

Credit spreads in the financial sector are large in absolute terms and relative to other periods.

The high level of liquidity surpluses in foreign currency and a proactive increase of current liquidity balances in response to these events allowed liquidity needs to be met. For reasons of caution, a large part of the liquidity balances is deposited with central banks, at low returns.

The Bank monitors its overall liquidity position daily, as well as its liquidity position in shekels and in foreign currency separately. In addition to the monitoring of its current liquidity position, the Bank estimates liquidity risk using an internal model. The risk estimate is performed under various assumptions referring to different market conditions for the Israeli banking system and for the Bank.

CLS and RTGS Systems

The RTGS (real-time gross settlement) system operating at the Bank since September 2007 allows the shekel to be added as a cleared currency via CLS (Continuous Linked Settlement), an international inter-bank clearing system, in order to neutralize clearing risk in exchange transactions in which the shekel is one of the currencies. The shekel was added to CLS as a cleared currency as of May 26, 2008.

Risk Management

General

The Bank's activity is accompanied by financial risks: credit risks, which represent the risk that a borrower or debtor will default on scheduled payments to the Bank as defined in the credit agreement; market risks deriving from exposure to changes in rates in financial markets, such as exchange rates, interest rates, and inflation; and liquidity risk, which is the risk to the profit and capital of a banking corporation resulting from uncertainty with regard to the availability of resources. These risks are managed by designated members of the Board of Management and under their responsibility. A regulatory requirement of capital adequacy applies to credit risk and market risks.

The member of the Board of Management responsible for managing credit risks is Mr. Z. Kenan. The member of the Board of Management responsible for managing market and liquidity risks is Mr. M. Szuszan.

Other non-financial risks are mainly legal risk and operational risks. Legal risk is managed by the Chief Legal Advisor, Attorney I. Mazur. Operational risk, excluding legal risk, is managed by each member of the Board of Management in the area of activity for which he or she is responsible. Operational risk is defined as the risk of losses that may be caused by failed or faulty internal processes, human actions, system malfunctions, or external events. A regulatory requirement of capital adequacy is expected to apply to operational risk in the future.

Other risks to which the Bank is exposed are handled directly as part of the management of its business: reputation risk, competitive risk, regulatory and legislative risk, economic risk, and political/security-related risk.

The Supervisor of Banks has set forth guidelines concerning risk management in the Proper Conduct of Banking Business Directives. The directives detail the risks to which a banking corporation is exposed and stipulate various basic principles for the management and control of risks, including suitable involvement in and thorough understanding of risk management by the board of directors of the banking corporation, the management of risks by a risk manager who is a member of the board of management, the employment of tools for the assessment and measurement of risks, and the creation of means for supervision and control, including the existence of an independent risk-control function.
The member of the Board of Management responsible for the Risk Management Area is Mr. D. Koller. The Area's principal activities include control and assessment of credit risks, market risks, liquidity risks, and operational risks. In addition, the Anti-Money Laundering Unit and the Compliance Officer Unit operate within the Area. The Area's main objective is to promote an advanced risk-management culture within the Bank Group while formulating a risk-management policy compatible with the Group's goals and with the guidelines of Basel II and of the Supervisor of Banks.
A Board of Directors' Committee on Risk Management and Basel II Implementation is in operation at the Bank. The committee's mission is to formulate the Bank's risk-management policy, including establishing risk limits in the various areas of activity, examining the Bank's risk profile, monitoring the implementation of the established risk-management policy, and examining the processes and actions to be implemented by the Bank in order to comply with all regulatory directives concerning risk management.
Risk management is performed based on a global view of the Bank's activity in Israel and of activity at the Bank's branches abroad, with due attention to the activity of banking subsidiaries. The management team responsible for risk management, headed by the CEO of the Bank, is charged with formulating methodology for the assessment of market and liquidity risks, operational risk, and credit risks, with the guidance of the Board of Directors' Committee on Risk Management and Basel II Implementation.
Risks are managed separately by each banking subsidiary in the Bank Group, according to policy formulated by each company's board of directors and presented to the Board of Directors of the Bank. Risk control and the assessment of financial risks are performed based on a uniform methodology at the Group level, under the direction of the Risk Management Area, taking into account the unique characteristics of the activity of each subsidiary.
The approach taken with regard to control of all financial risks involves identification, assessment of the various risks, and control of compliance with the limits stipulated in the various regulations, at three levels of control: the first level is comprised of those responsible for risk taking and exposure management; the second level consists of internal control units at the Areas and at subsidiaries; and the third level is the independent control units within the Risk Management Area. This level is also responsible for presenting an overview of risks.
The Board of Directors' Committee on Risk Management and Basel II Implementation and the plenum of the Board of Directors receive reports on risks and on the execution of approved policy at least once each quarter.

Overall Evaluation of Risk Exposures

Due to the global financial crisis, the Bank has performed a renewed assessment of the risk factors described in pages 153-156 of the Annual Financial Statements for 2007, in the section entitled "Risk Management."

In order to quantify the various risk factors that may affect the Bank, various possible risk scenarios were examined, and the extent of each scenario's potential effect on the Bank's stability and profitability was estimated. Each risk factor listed in the table was examined separately, under the assumption of independence between each risk factor and the other risk factors appearing in the table.

As detailed in the section "Economic Activity," economic conditions have deteriorated globally and in Israel.

According to the Bank's estimates, the level of the following risks may change as a result of the crisis. The estimates below constitute forward-looking information.

Credit risk, risk in respect of the quality of borrowers and collateral, sector concentration, and concentration of borrowers/borrower groups - The ongoing declines in the markets and the deterioration of economic activity have an adverse effect on companies' results and damage the value of collateral; consequently, the risk level in the credit portfolio has risen. Based on a reexamination, given that scenarios tested in the past included crisis situations, the overall evaluation of the risk level in these areas remains unchanged. Thus, the risk level in respect of sector concentration is rated "Low," and the risk level in respect of the quality of borrowers and collateral and in respect of concentration of borrowers/borrower groups is rated "Medium."

Risk of economic conditions in Israel - Based on a reexamination, given that scenarios tested in the past included crisis situations, the overall evaluation of the risk level in these areas remains unchanged at a rating of "Medium."

Market risk, interest-rate risk, inflation risk, and exchange-rate risk - During the reporting period, volatility increased in some of the currency and interest-rate markets in which the Bank operates. The risk estimate calculated for trading activity using the methodology applied by the Bank reflects the change in the risk environment. Exposures in these areas are controlled and managed routinely, as described below. Based on a reexamination, the overall evaluation of the risk level in these areas remains unchanged at a rating of "Low."

Liquidity risk - Defined as present or future risk to the Group's income and capital arising from an inability to supply its liquidity needs. In exceptional demand and supply situations in the financial markets, unplanned costs may be incurred in raising resources. As a result of the global financial crisis and the deterioration in economic conditions, inter-bank activity in foreign currency has contracted, and the behavior of the investing public and of the authorities may change. The Bank routinely operates a control system based on a sophisticated internal model using scenarios. Based on a reexamination of the theoretical cost of raising resources in extreme scenarios, the overall evaluation of the risk level in the area of liquidity remains unchanged at a rating of "Low."

Risk to reputation - Defined as the risk of damage to the Group's reputation as a stable, credible financial institution in the eyes of customers, shareholders, investors, business partners, and regulatory agencies, which may lead to the transfer of customers' activity to other providers of financial services, causing damage to the Group's activity and profitability. The overall evaluation of the risk level in the area of reputation remains unchanged at a rating of "Low."

Basel II

The Basel II guidelines are a set of guidelines and basic procedures published during 2004-2006 by the Basel Committee, which coordinates the activity of the central banks in the industrialized countries with respect to numerous matters. The objectives of these directives are, among other things, to define capital-adequacy requirements, with reference to the risk appetite and actual risk level of corporations; to establish a comprehensive system of rational treatment of risk identification, evaluation, management, and control; and to expand reporting to the public on this subject.

The Basel II directives consist of three pillars:

- Pillar I - Includes the manner of calculation of the supervisory minimum capital requirement in respect of credit risks, operational risk, and market risk.
- Pillar II - Establishes rules for the conduction of an internal process at banks to assess the capital required in respect of risks in aggregate (including those not covered by Pillar I, such as credit concentration, interest-rate risk in the banking portfolio, liquidity risks, clearing risks, and strategic risks), as well as a review process to be performed by the Supervisor of Banks.
- Pillar III - Market discipline; establishes the type and extent of information to be presented in reporting to the public regarding the risks to which banks are exposed. The disclosure should include both quantitative and qualitative information, in order to enable the market to estimate the extent of the bank's exposure to risk factors.

According to the directives of the Supervisor of Banks, all Israeli banking corporations will be required to implement the Basel II recommendations, including all three pillars, for the first time in 2009. In preparation for the implementation of the recommendations, each bank is required to perform a quantitative survey to asses the regulatory capital allocation required in order to implement the recommendations, under various assumptions (QIS5), as well as a qualitative gap survey for the implementation of Pillars I and II of the recommendations. The Bank submitted the quantitative survey during the first quarter, as required.

The Bank has been taking action towards implementation of the Basel II recommendations for several years within the framework of its multi-year work plans. The Risk Management Area is responsible for coordinating the implementation of the Basel II guidelines and the directives of the Supervisor of Banks in Israel on this matter in the Bank Group. As part of the Bank's preparation for the implementation of the directives, the Basel II Administration has been established within the Risk Management Area. Several projects are underway within the Basel II Plan, aimed at complying with the Basel II guidelines at the Bank Group level starting in 2009. During the third quarter, a system was selected for computation of risk-adjusted assets according to standard and advanced approaches. The system will serve all offices of the Bank.

The Board of Management of the Bank views the implementation of the international standard described above as an important strategic goal for the coming years, and is formulating its policy for this implementation with the guidance of the Board of Directors' Committee on Risk Management and Basel II Implementation.

Credit Risks

The Bank's policy is based on diversification of the credit portfolio and controlled management of risks. Risk diversification is reflected by the distribution of the Bank's credit portfolio among a large number of borrowers in different sectors of the economy, among the different linkage segments, and among different geographical regions in Israel and abroad. The policy of distributing risks among economic sectors is based on an estimate of anticipated developments in the different sectors. For this purpose, the Bank conducts industry-level surveys and economic feasibility studies to evaluate the risk and business potential related to activity in the various economic sectors. The Bank's business objectives are determined in accordance with these surveys and studies.

The Bank's Board of Directors establishes credit policy, which is routinely examined and updated according to the changes in the financial markets and in the economy. This policy includes various restrictions of the credit portfolio, which include exposure limits by economic sector, country, and financial institution, as a function of the risk level estimated by the Bank. Limits are also imposed on the maximum exposure to a single borrower, based on the credit rating assigned to the customer, which reflects the customer's risk level; and limits on maximum exposure to a group of borrowers. Procedures are in place for the monitoring and control of compliance with such limits, and any exception from these limits is reported to the Board of Directors, which decides on the way of handling the exception.

The ongoing declines in the markets and the deterioration of economic activity have an adverse effect on companies' results and damage the value of collateral. The economic slowdown in the U.S., which has an impact on all world markets, including Israel, has raised the risk level in the various sectors of the economy, especially real estate, finance, and commerce. In addition, the stagnation in the issuance market and the halt of non-bank credit harm companies that have raised capital through this route. These developments increase credit risk. Accordingly, the Bank has carried out changes and adjustments of its credit policy, including tightened control of the credit portfolio and of sectors that may be significantly affected by these changes.

The credit-management system relies on the delegation of credit authority at different levels of the Bank, as established and approved by the Board of Directors, and on credit procedures that define the credit authorization process and the control process. Credit authorizations at the various levels were updated during the current quarter.

Within the framework of collateral policy, principles and rules have been set forth to determine the value of collateral with respect to its type and the type of credit that it secures, such as the estimated time range and expenses necessary for realization of the collateral, type of indexation, volatility in the value of the collateral, etc. Procedures have also been defined for the processing of collateral and for monitoring changes in collateral and its value. A computerized collateral-management system is operational with respect to most types of collateral.

Collateral received by the Bank to secure credit includes financial assets, real-estate assets, and other assets. Against credit granted to companies, the Bank also receives collateral in the form of general floating liens on the companies' assets.

According to the directives of the Supervisor of Banks, collateral, as defined in Proper Conduct of Banking Business 311, may be deducted from risk-adjusted assets for the purpose of calculating the capital-adequacy ratio.

In the area of financing of Bank customers' transactions involving derivative financial instruments, the Bank has developed computerized models for measuring and controlling the level of counterparty risk at the transaction level and the customer level. These models allow the Bank to regularly monitor customers' financial situation. In this activity, credit risk at a particular date is defined as the total of the value of the present position (MTM) plus potential risk of future losses arising from volatility of the underlying assets in the position of the counterparty, taking into account offsets and correlation between the transactions; this represents the Bank's loss in the event of default by the client. Rules and working procedures have been defined to determine the level of collateral required for these transactions. Rules have also been defined for the closing of exposures in respect to transactions and to customers. Limits on exposure to counterparties are set by the appropriate credit authorities at the Bank.

The Bank regularly invests resources in training employees responsible for making credit decisions and assessing credit risk, and in improving the computerized control mechanisms and information systems available to them. As part of this process, credit-decision support systems and a borrower grading procedure have been activated. Borrowers' credit rating is routinely examined, and used to make decisions regarding the Bank's activities in relation to the borrowers.

The Bank has established procedures for the identification and handling of borrowers who, according to the Bank's evaluation, may not meet their obligations to the Bank. These borrowers are supervised and monitored more closely, and the Bank endeavors to reduce its exposure in respect of these borrowers by redeeming credit from the borrowers' resources and/or by obtaining additional collateral from them. In certain cases, customers are handled by a division specializing in monitoring and restructuring of customers' debt, or by a division specializing in debt arrangements and the collection of debts by legal process.

In addition, the Bank regularly reviews the level of credit risk in borrowers' portfolios on the basis of conservative assumptions, and records a sufficient provision for doubtful debts in respect of borrowers whose capability to fully repay their debts to the Bank is in doubt.

Credit-risk management policy at the Bank's offices and branches abroad is based on similar principles to those of credit-risk management policy in Israel, adapted to regulatory requirements in each country. Credit-risk policy at the Bank's offices abroad is approved by the local board of directors, following consultation with credit-risk management officials at the Bank, and is presented to the Board of Directors of the Bank.

The Credit Risk Management Unit

The Unit reports to the Head of Risk Management. The Unit's role is to formulate credit-risk management methodologies in line with the strategic goals of the Bank Group, and to ensure that the Bank acts in accordance with the policy established. The Unit's responsibilities include developing models for the measurement of credit-risk rating and pricing at the level of individual borrowers and at the portfolio level; developing credit-risk identification, control, and management methodologies; and advancing preparations in the area of credit risk in anticipation of the implementation of Basel II regulations.

Also operating within the Unit is the Credit Control Unit, which regularly performs independent assessments of the risk level of the Bank's major corporate clients and assigns credit ratings to these borrowers.

Measurement and Disclosure of Impaired Debts, Credit Risk, and Provision for Credit Losses

A circular of the Supervisor of Banks on the subject of "Measurement and Disclosure of Impaired Debts, Credit Risk, and Provision for Credit Losses" (hereinafter: the "Circular" or the "Directive") was issued on December 31, 2007. The Circular is based, among other things, on U.S. accounting standards and the related regulatory directives of bank supervision agencies and the Securities and Exchange Commission in the United States. The fundamental guiding principles of the Circular represent a substantial departure from the current directives. For further details, see Note 1B(3) to the Condensed Financial Statements as at September 30, 2008.

Management of Market and Liquidity Risks

Market and liquidity risks are managed based on a global view of the Bank's activity in Israel and at its branches abroad, taking into account the activity of the banking subsidiaries.

The Board of Management and the Board of Directors approve areas of activity and risk limits. Global asset and liability management (ALM) and trading management (in the dealing rooms and in the proprietary bond portfolios) are performed under the responsibility and direction of the Global Treasurer. Routine management and supervision are under the responsibility of managers in the Asset and Liability Management Division in Tel Aviv, in asset and liability management units at the Bank's branches abroad, and in the dealing rooms in Tel Aviv, New York, and London, as relevant. These units report to the Head of Global Treasury.

In accordance with the Supervisor of Banks' Proper Conduct of Banking Business Directive No. 339 concerning risk management and control, the Bank has a unit engaged in operational and market risk management. This unit reports to Head of Risk Management. Within the unit, market and liquidity risk assessment and control are performed by the Market and Liquidity Risk Management Department, independently and in addition to the monitoring and analysis performed as part of the Global Treasury Area's activity.

Routine control and monitoring of activity at branches abroad are performed by local units, with full coordination and routine reports to the corresponding Head Office units: the Exposure Management Department in the Global Treasury Area and the Market and Liquidity Risk Management Department in the Risk Management Area.

In addition to the assessment of risks, examination of outcomes, and routine control of compliance with limits, the Execution and Control Unit in the Global Treasury Area performs control activities. This control is operational and is aimed at checking for correctness, completeness, and congruence among the different databases in the various reporting systems, and identifying operational errors.

Market and Liquidity Risk Policy and Management

Risk limits reflect the Bank's risk appetite - the extent of risk to which the Board of Management and the Board of Directors are willing to expose the Bank. The limits are approved by the Board of Directors and fixed in regulations, including, among other things, limits on the sensitivity of the Bank's economic value to changes in the principal risk factors and specific limits for each of the various trading activities. A summary of the main limits is presented below.

ALM and market and liquidity risk management policy are defined and controlled by the Global Asset and Liability Management Committee of the Bank's Board of Management, headed by the Bank's Chief Executive Officer.

Policies, including the limits established, are submitted for discussion and approval to the Global Asset and Liability Management Committee of the Bank's Board of Management, the Business and Budget Committee of the Board of Directors, or the plenum of the Board of Directors, as relevant. Market-risk management policy is aimed at increasing expected returns on an economic basis, while maintaining approved and controlled risk levels.

Ongoing activity is conducted by secondary committees led by the Head of Global Treasury, with the participation of senior Bank officials. Local committees also operate in New York and London. The committees operate on the basis of resolutions adopted by the Board of Directors or by its committees regarding exposure to market and liquidity risks, subject to the directives issued by the Supervisor of Banks or by the local regulator, as relevant.

The Business and Budget Committee and the Risk Management and Basel II Implementation Committee of the Board of Directors and the plenum of the Board of Directors receive reports on activities, exposures, results of operations, and execution of approved policy at least once each quarter.
Market and liquidity risks are managed separately by each banking subsidiary in the Bank Group, according to policy formulated by each company's board of directors. Market and liquidity risks are assessed and controlled based on a uniform methodology at the Group level, under the direction of the Risk Management Area, taking into account the size of capital and the unique characteristics of the activity of each banking subsidiary.
Subsidiaries' exposures to market and liquidity risks are examined by the Market and Liquidity Risk Management Department in the Risk Management Area, and reported to the Board of Management and the Board of Directors of the Bank at an appropriate frequency based on the risk level.
Market risks derive from the Bank's exposure to price changes in the financial markets in which it operates. The Bank is exposed to changes in interest rates ("interest-rate exposure"), exchange rates, and inflation ("currency exposure" or "linkage-base exposure"). Liquidity risk arises from uncertainty with regard to the availability of resources, and is addressed separately.

Market Risks

Market-risk exposure management at the Bank differentiates between exposures that arise in the course of the Bank's routine asset and liability management (ALM - banking book, "non-trade") and trading exposures ("trade"). A detailed description of the management of market risks in ALM and trade activity appears in the Financial Statements as at December 31, 2007.

Liquidity Risk

Liquidity risk in foreign currency and in shekels in the various segments of activity is managed and controlled routinely, in order to ensure that the Bank can compete effectively even during situations of exceptional demand and supply in the financial markets.
Routine liquidity management is under the responsibility of the ALM Division and is carried out through the liquidity units, in shekels and in foreign currency. In accordance with the Proper Conduct of Banking Business Directive regarding liquidity management, the Bank uses an internal liquidity-risk assessment model, as detailed in the Financial Statements as at December 31, 2007. A daily liquidity-risk report is generated by the ALM system, a comprehensive asset and liability management system.

Risk Assessment and Control

Identification and assessment of risks, monitoring of limits on the level of risks, and reporting of findings are carried out or controlled by the Risk Management Area, independent of the routine analyses and reports performed as part of the operation of the Global Treasury Area.
The Market and Liquidity Risk Management Department in the Risk Management Area is responsible for the formulation of market and liquidity risk assessment methodology, in line with the strategic goals of the Bank Group, and for the control of market and liquidity risks in the Group.
The Bank's risk level is measured and controlled according to procedures that include, among other things, limits in terms of the sensitivity of the Bank's economic value to changes in the primary risk factors. In addition, a risk estimate is calculated using the VAR (value at risk) method. The VAR method is used to estimate the maximum potential loss to a corporation resulting from the materialization of market risks within a given period of time and at a level of statistical significance predefined by the Bank and approved by the Board of Directors. Risk assessments, as well as limit control of trading positions are performed at least once daily.

Market Risk Assessment Methodology

The estimate of the risk in trading activity is calculated for a horizon of ten business days and at a significance level of 99%. The higher of the risk-level outcomes of two commonly accepted risk-assessment methods (historical simulation and Monte Carlo simulation) is taken into account. This methodology is compatible with the relevant recommendations of the Basel Committee following the crisis in U.S. markets. The estimate provides a relatively prompt alert of the market-risk level during periods of rising volatility. A full revaluation of the trading portfolio is performed every business day, under various scenarios, in order to produce an estimate. An assessment of the risk level of the Bank's overall activity is executed once a month, using a historical simulation with a one-month horizon.

In addition, a backtest procedure is performed routinely, based on the criteria recommended by the Basel Committee, in order to examine the validity of the risk-assessment model. The results of these tests are reported annually to the Board of Management and to the Board of Directors. For an extensive description of this methodology, see this section in the Financial Statements as at December 31, 2007.

Overall Activity of the Bank

Set out below are the main data for the reporting period:

Sensitivity of the Bank's capital to changes in the CPI (Theoretical change in economic value as a result of each scenario)

Scenario	**September 30, 2008**	Maximum in January-September 2008	Minimum in January-September 2008
		NIS millions	
1% decrease in CPI	**(29)**	(74.3)	(29)

The Bank operates in currency markets through spot and forward transactions, as well as through options, both on its own behalf and on behalf of its customers. Consequently, the Bank has activity in most of the world's tradable currencies, in developed markets as well as emerging markets. Due to the limits imposed on currency exposure, key points of which are noted in the summary of limits below, net currency exposure is relatively low.

Set out below are the main sensitivities to currency exchange rates as at September 30, 2008:

Sensitivity of the Bank's capital to changes in main currency exchange rates (Theoretical change in economic value as a result of each scenario; an appreciation scenario indicates strengthening of the currency in question against all of the other currencies)

Currency	10% appreciation	5% appreciation	5% depreciation	10% depreciation
	NIS millions			
USD	(39.5)	(25.5)	18.1	25.6
EUR	(12.3)	(8.3)	17.3	36.9
CHF	(11.6)	(2.1)	(4.4)	(13.2)
TRY	20.1	10.0	(10.0)	(20.1)
CAD	(6.6)	(1.9)	(0.4)	5.7
GBP	(3.8)	(1.7)	3.6	7.5
JPY	(0.7)	0.0	3.0	15.2

Limits are imposed on the sensitivity of the capital of the Bank (including financial subsidiaries managed by the Bank) to a scenario of change in the shekel, CPI-linked, and dollar interest-rate curves.

Sensitivity of the Bank's capital to parallel shifts in interest-rate curves (Theoretical change in economic value as a result of each scenario)

Scenario		**September 30, 2008**	Maximum in the first nine months of 2008	Minimum in the first nine months of 2008
		NIS millions		
1% shift in CPI-linked interest rate (Sensitivity arises entirely from the banking book)	Decrease	**(188.5)**	(209.8)	(125.7)
1% shift in unlinked interest rate	Decrease	**(212.3)**	(243.2)	(148.7)
Of which, in the banking book	Decrease	**(229.9)**	(271.6)	(106.1)
1% shift in foreign-currency interest rates (Sensitivity arises entirely from the banking book)	Increase	**(94.7)**	(271.1)	(94.7)

Trading Activity

Set out below are the main data for the reporting period:

VAR Estimates of Trading Activity

	September 30, 2008	Average in the first nine months of 2008	Maximum in the first nine months of 2008	Minimum in the first nine months of 2008
	NIS millions			
Bond trading	**16.9**	8.2	17.9	2.0
Trading in the dealing room	**31.0**	37.0	69.7	18.5
Total trading	**47.9**	45.1		

Procedures for Exposure to Market and Liquidity Risks

In early 2008, the Board of Directors approved a document on exposures to market and liquidity risks, based on the work plan of the Global Treasury Area.

The approved limits include a general limit for the overall risk estimate of the Bank, limits on the overall sensitivity of the Bank to risk factors, and risk limits in the various areas of trading activity, including the establishment of a risk limit for activity in foreign-currency interest rates. Utilization of the approved limits, as listed below, is subject to approval by the Global ALM Committee.

Set out below are the principal limits on exposures to market risks, overall for the Bank and separately for trading activity:

	Limit	NIS millions	% of active financial capital
Overall Bank	Overall risk estimate	1,000	
	Sensitivity to 1% change in interest-rate curve:		
	CPI-linked shekel	500	
	Unlinked shekel	620	
	Foreign currency	720	
	Linkage-base exposures by segment:		
	CPI-linked shekel		+/-100
	Foreign currency, including foreign-currency linked		+/-30
	Sensitivity to 3% change in shekel/dollar exchange rate	150	
Trade	Overall risk estimate (VAR)	250	
	Shekel/foreign-currency exposure		+/-10
	Sensitivity to 3% change in shekel/dollar exchange rate	60	
	Foreign-currency / foreign-currency exposure in trading and currencies	800	

Reporting

The Board of Directors and its committees (the Business and Budget Committee or the Risk Management and Basel II Implementation Committee, as relevant) receive periodic reports on exposures, results, and execution of approved policy. Details of these reports appear in the Financial Statements as at December 31, 2007.

During the reported period, periodic control reports were submitted to the Board of Directors of the Bank in which no material exceptions from procedures were noted.

The Bank is required to maintain a minimum capital ratio in respect of market risks on the basis of a standard model defined by the Bank of Israel. The regulatory rate of capital adequacy is calculated for interest-rate risks in the areas of trading alone, as defined above, and for currency and inflation risks at the Bank Group.

The capital required in this respect on September 30, 2008 was NIS 538 million, of which NIS 392 million were in respect of the Bank and financial subsidiaries managed by the Bank, and NIS 146 million were in respect of other subsidiaries.

Set out below are details of the required capital for market risks:

	Bank	Subsidiaries	Total required capital
		NIS millions	
Exchange-rate risk	71	109	180
Interest-rate risk	229	37	266
Share risk	2	-	2
Option risk	90	-	90
Total	392	146	538

Operational Risks

Operational risk is defined as the risk of loss resulting from failed or faulty internal processes, human actions, system malfunctions, or external events. The definition includes legal risk, but does not include strategic risk or reputation risk.

Operational risk management policy is aimed at supporting the achievement of the Group's strategic objectives and maximizing business value, while taking into consideration the costs in terms of risk, by all responsible parties at all levels of the organization. The managerial process is oriented towards execution based on the designation of risk ownership. The goal is for communication and prudent treatment with regard to operational risks to contribute to managerial decision-making, based on considerations of business value versus cost in terms of risk, both on the level of the management of the organization and on the level of the various units.

The responsibility for routine operational risk management and for activities aimed at mitigating the risk lies with the Area managers and the managers of subsidiaries in the Bank Group. These activities are overseen by the Operational Risk Management Department at the Risk Management Area. Routine activity is conducted at the Bank's units and in the Group by a network of operational risk controllers, based on the matrix management principle; controllers report organizationally to Area managers or CEOs of subsidiaries, and receive methodology guidance from the Operational Risk Management Department.

Operational risk management activity is supervised and directed by three forums:

- the Board of Directors' Committee on Risk Management and Control and Basel II Implementation;
- the Board of Management Committee on Risk Management and Basel II Implementation, headed by the CEO;
- the Sub-Committee on Operational Risk Management, headed by the Head of the Risk Management Area.

The operational risk management policy was approved by the Board of Directors of the Bank. The policy document serves as a framework for operational risk management within the Group, in accordance with uniform principles and reporting duties, taking into consideration the Basel II guidelines.

The Bank is preparing to implement the Basel II recommendations in stages, as part of the preparations for the Basel II Sound Practice principles, in line with the Bank's policy in this area. The Bank of Israel has published draft standards related to operational risk management and the internal control structure, which match the recommendations of the Basel Committee. These drafts serve as the basis for dialogue on this subject between the Supervisor of Banks and the banking sector, within designated committees.

In the area of information security, activity is conducted as required under the directives of the Bank of Israel, the Protection of Privacy Law, and other laws, as relevant, with the aim of protecting the information-technology system and minimizing information-security risks.

The Supervisor of the Prohibition of Money Laundering and Prevention of Terrorism Financing

During the third quarter of 2008, the unit's activity focused on tight supervision of banking activities in accounts, with the aim of identifying activities that appear to be unusual and reporting such activities to the Israel Money Laundering Prohibition Authority. The quantity of proactive reports filed increased during the quarter compared with the same period last year. The development and improvement of control systems and the system for reporting to the Israel Money Laundering Prohibition Authority continued. Upgrades were made to the system for scanning names against international alert lists of entities and individuals that pose a risk in relation to the prohibition on money laundering and prevention of the financing of terrorism. Training and implementation of legal directives continued, with an emphasis on international banking activity, accounts of foreign residents, and transactions with banks in the Palestinian Authority.

Routine training and implementation activities contribute to increasing knowledge on the subject of compliance and improving the quality of reports handled by the unit.

The unit is continuing to develop new tutorials on subjects related to the prohibition of money laundering and the prevention of terrorism financing, with adaptations for changing legal and business conditions.

The unit continues its initiatives in developing new control tools, in order to reinforce its ability to identify and examine activities that appear to be unusual in the context of the prohibition of money laundering or activities that appear to be related to terrorism financing. The unit is responsible, among other things, for preventing the performance of such acts by or through the Bank and for reporting them to the Israel Money Laundering Prohibition Authority and/or to the Israel Police, as relevant.

In addition, the Supervisor of the Prohibition of Money Laundering continues to monitor and control the activity of branches and subsidiaries abroad in all matters related to the prohibition of money laundering and the prevention of terrorism financing.

The unit actively participates in content management on the website for the Bank's Compliance Officers. The website provides employees with general and specific information on subjects related to compliance, originating in Israel and elsewhere; serves as a real-time help center; and is an important tool for the absorption of regulations, making use of lessons learned from events arising from banking activity.

On September 24, 2007, the Bank announced that in light of the government's decision to declare the Gaza Strip a hostile territory, the Bank had decided to terminate banking activity with banks and branches located in the Gaza Strip. At this stage, this activity continues to be carried out, at the request of the Bank of Israel and the Ministry of Finance.

Activity of the Compliance Officer Unit

Proper Conduct of Banking Business Directive No. 308 represents an important phase in adherence to and compliance with consumer-protection directives relevant to the Bank's operations, in regard to the relationship between the Bank and its customers.

The appointment and activity of a Compliance Officer are required under the general framework of risk management in a banking corporation. The Compliance Officer's role involves assisting the Board of Management and the Board of Directors in fulfilling requirements in these areas, reducing the corporation's exposure to legal claims, and protecting the corporation's reputation.

The Compliance Officer Unit monitors gaps and violations (if any) in the area of consumer-protection directives. In addition, changes in legislation and in the directives of the Bank of Israel are monitored, as they pertain to consumer-protection directives.

Main activities during the third quarter of 2008:

Work sessions were held with professional units supporting the execution of the compliance plan.

In the area of training and implementation of consumer-protection directives, visits were made to branches and regional administrations in order to conduct explanatory activities and raise awareness of the importance of this subject. The unit continues to monitor the process of implementation of consumer-protection directives through tutorials prepared by the Compliance Officer Unit.

Seminars were held for Compliance Officers. In addition, branch Compliance Officers performed control processes in areas related to consumer-protection directives, focusing on improving data on accounts opened for non-residents and improving data on encoded accounts.

During the quarter, a new infrastructure survey was prepared, as required once every five years under Proper Conduct of Banking Business Directive 308.

The unit is coordinating a project in the area of training and authorizations for opening accounts, so that all employees who handle account opening will have the appropriate training.

After receiving data from knowledge mapping in the area of consumer-protection directives, which was carried out at the beginning of the year, the Compliance Officer Unit, in cooperation with the Poalim Campus, is currently preparing to produce training solutions in this area. The unit is also preparing for additional knowledge mapping in other areas.

In the area of computerization, the unit continues to operate and improve two systems:

1. The Consumer Protection Directives Compliance Control System, which is used to transmit deficiencies identified in relation to consumer-protection directives directly to branch Compliance Officers' desktops.
2. The Infrastructure Survey System, designed to ensure that the Bank is prepared to implement and fulfill its duties, as derived from consumer-protection directives, in the prevention of exposures and in the resolution of gaps and risk areas, in accordance with Proper Conduct of Banking Business Directive 308. The system's interface is currently being improved and made more user-friendly.

The Compliance Officers' website and forum are a significant aid to the routine activity of Compliance Officers and to increasing their knowledge and professional expertise. The website is used by the community of Compliance Officers at branches, regional administrations, and the Head Office. The site contains professional content, which is updated continually, and serves as an efficient tool for the benefit of all members of this community.

Regulatory Risk

Changes in legislation as well as various regulatory developments, which result, among other things, in the imposition of limits on holdings of shares of the Bank and on holdings by the Bank in shares of entities related to the Bank, influence the Bank's operations and may influence its business results.

As a "bank" and as a "banking corporation," the Bank's activities are guided and bound by a system of laws, orders, and regulations, including, among others, the Banking Ordinance, 1941; the Bank of Israel Law, 5714-1954; the Banking (Licensing) Law, 5741-1981; and the Banking (Service to Customers) Law, 5741-1981; as well as other laws with implications for its activity, such as the Securities Law, 5728-1968; the Supervision of Financial Services (Profession of Pension Advising) Law, 5765-2005; the Regulation of Engaging in Pension Advising, Pension Marketing, and Investment Portfolio Management Law, 5755-1995; and regulations and rules including the rules of the Governor of the Bank of Israel, and the directives, guidelines, and position statements of the Supervisor of Banks.

Banking laws include directives that apply to numerous areas of the Bank's activity, to the point that there is no area, or almost no area, of its activity that is not influenced by them to some degree. Banking laws also influence the Bank's subsidiaries, including those not considered "banking corporations," and to a lesser extent, companies related to the Bank.

Under the banking laws, the Bank is subject to supervision by the Bank of Israel, and in particular, supervision by the Governor of the Bank of Israel and by the Supervisor of Banks. In addition, the Bank is subject to supervision by agencies within government ministries, particularly the Ministry of Finance.

Banking laws refer to the Bank's capital and to the manner of its management, including the imposition of external and internal auditing and internal controls; they also determine the areas of activity in which the Bank is permitted to engage, and the other legal entities in which the Bank is permitted to hold control or to hold means of control at specified rates; and they restrict the extent of the Bank's influence on controlled, related, and other companies in which it holds means of control.

These laws restrict the Bank's freedom of investment, particularly in "non-financial corporations", as defined in the Banking (Licensing) Law.The banking laws impose certain usages of assets on the Bank, and they impose restrictions and conditions for other usages of its assets.

Competition Risk

The Bank is exposed to competition in Israel, in all areas of banking business in which it is engaged. The Bank also faces additional competitors in Israel and abroad, which offer alternative financial tools to those offered by the Bank.

Legal Risk

According to the Bank of Israel's definition, legal risk is "the risk of a loss due to the inability to enforce an agreement by legal actions".

Risks of this kind in the Bank's work may arise from a wide range of diverse circumstances. Thus, for example, risks may arise from the absence of written documentation of contractual engagements between the Bank and its customers, or between the Bank and its suppliers or others, deficient signatures, and/or a lack of details in written agreements; from improperly phrased agreements and/or agreements open to interpretation that does not reflect the Bank's intentions; or from agreements that are subject to cancellation (in full or in part) and/or that include unenforceable provisions or other legal flaws.

The Bank takes a broad approach to legal risks, encompassing risks arising from primary and secondary legislative directives, regulatory directives, rulings of courts, tribunals, and other entities with quasi-judicial authority, risks arising from activity not backed by legal counsel or from flawed legal counsel, and risks arising from legal proceedings.

Legal risks are naturally intertwined with operational risks, as for example in the case of the possible absence of a full, written, legally signed agreement in a particular transaction, despite the fact that an agreement of the same type exists at the Bank and is used in the ordinary course of its business.
Legal handling of these issues emphasizes the following points:

- Identifying and addressing areas of material legal risk, with the appointment of an officer responsible for implementing the directives.
- Preparing suitable agreements, guidelines, and procedures in order to ensure that risk-prevention measures are implemented.
- Examining the implications of legislative directives (including court rulings) and directives of government agencies, and their consequences for the Bank's work.
- Drawing conclusions from legislative changes (including court rulings) and applying those conclusions in the legal documents customarily used at the Bank; delivering opinions on such matters to the relevant Bank units.
- With regard to subsidiaries in Israel and abroad, the plan delineates a general risk-management policy which each subsidiary must adapt to its circumstances and operations; mechanisms for reporting to the Head of Legal Risk are also required of these subsidiaries.

Poalim in the Community - Social Involvement and Contribution to the Community

Strategy and Vision

As part of the Bank Hapoalim Group's vision, strategy, and corporate values, the Bank is committed to an active, leading role in the community, alongside its business leadership and economic initiatives. This involvement, implemented through "Poalim for the Community", is part of an advanced managerial concept stating that an organization that operates within the community, and draws both its employees and customers from it, is an integral part of that community, and as a business leader, should strengthen the community and take a leading role in the advancement and improvement of conditions for all members of the community, especially those who are underprivileged.
In the spirit of this business philosophy, the Bank conducts a varied and extensive range of community-oriented activities that take the form of social involvement, monetary donations, and large-scale volunteer activities in which both members of management and employees participate. Activity on behalf of the community is an important factor in cultivating employees' sense of pride and cohesion.

Ongoing Activities

All of the Bank's community-oriented activity is organized under the "Poalim for the Community" framework (hereinafter: "Poalim for the Community"); part of the activity is conducted through the "Poalim for the Community Foundation (Registered Non-Profit Organization)" (hereinafter: "Poalim for the Community Foundation"), and the rest is conducted through other channels, described below.
"Poalim for the Community" devotes special attention to work with children and adolescents, with the aim of advancing the generation of the future. However, the activity of "Poalim for the Community" is extensive and varied, and includes other target audiences as well.
Through the areas of activity described below, and through the various projects promoted by the Bank Group, the Group's involvement in the community in the first nine months of 2008 was expressed in a financial contribution of approximately NIS 36 million.

Details of the various channels and projects follow.

"Poalim Volunteers" employee volunteer project - Several Bank units collaborate on this project, aimed at assisting employees interested in volunteering for community activities. The Bank units involved are the Human Resources Logistics and Procurement Area, the Employees' Union, the Head of Community Affairs, regional administrations in the Retail Banking Area, and the "Matan" Foundation. Within this collaboration, employees are offered a wide variety of volunteering possibilities, for groups, branches, or individuals. Other Bank employees also volunteer individually with the Bank's assistance.

"Poalim for the Community" Foundation - Monetary donations to the numerous organizations supported by the Bank Group are made via the "Poalim for the Community" Foundation. Donations are given to organizations that fulfill the criteria defined under the Foundation's donation policy.
In the first nine months of 2008, as in previous years, the "Poalim for the Community" Foundation contributed to a large number of causes, including assistance for children and youth, strengthening disadvantaged population groups, and support for educational, culture, welfare, health care, and science institutions. Through the Foundation, the Bank contributes to higher-education institutions, to scholarships for university students and underprivileged schoolchildren, and to the creation of educational initiatives and enrichment programs for children and youth, as well as for children who are hospitalized and need special assistance in order to progress in their studies.
The "Poalim for the Community" Foundation contributes to the advancement of culture and the arts, and makes donations to various activities throughout Israel, focusing on enrichment programs for children and youth via innovative educational projects. The Foundation helps to run workshops in Jewish and Arab schools throughout Israel in order to promote understanding and coexistence among the peoples and to encourage tolerance and democracy.
Another important area in which the "Poalim for the Community" Foundation is a regular donor is health care. The "Poalim for the Community" Foundation supports several medical centers, with donations intended mainly to improve conditions of patients' treatment and hospitalization.
The Foundation also promotes projects aimed at integrating persons with disabilities into community life. In addition, the Foundation contributes to organizations that help realize wishes of children suffering from cancer.

"Read & Succeed" community project - "Poalim for the Community" is committed to changing the reading habits of Israeli children and youth. In addition to its ongoing community activities, the Foundation decided in 2004 to initiate a focused effort to bring about fundamental changes in the reading habits of Israeli children and youth. The project has continued in 2005-2008. The aim of the project is to raise public awareness of the encouragement of reading. The project includes a public informational campaign, funding of story hours throughout Israel, activities during National Book Week, and collaboration with the Children's Channel and other media.

Community-oriented sponsorships - "Poalim for the Community" is involved in various community activities through community-oriented sponsorships, primarily encouraging excellence in sports, funding cultural events, and assisting health-care institutions.

Donations of computers and accompanying equipment - The Bank is aware of the paramount importance of investments in technological education for children and youth, and accordingly donates computers and other accompanying equipment each year. In the first nine months of 2008, the Bank donated approximately 850 computer systems as well as additional accompanying equipment.

"Poalim for Culture and Nature in Israel" - The Bank believes that closeness to our heritage and culture is of the utmost importance, and has therefore resolved to make it possible for parents and children throughout Israel to travel during holidays and enjoy a variety of sites all over the country, without causing a heavy financial burden for the families. During Passover 2005, the Bank launched a special project in which all Israelis were invited to visit sites throughout Israel free of charge during Chol Hamoed (the holiday week). This project has become a tradition, and continued during Passover in April 2008.

Support for culture and arts - Each year, the Bank contributes to the promotion of culture and the arts through donations and sponsorships; for example, the Bank provides support to museums throughout Israel. Likewise, the Bank accompanies and supports, through multi-year agreements, several internationally recognized cultural institutions committed to leadership and excellence in their field: the Bank supports the activity of the Batsheva Dance Company through three-year scholarships for dancers, and supports the Israel Philharmonic Orchestra and the Cameri Theater under five-year agreements. The Bank also holds art exhibits at its Head Office building, with revenues devoted to the various foundations that participate in this initiative.

"From Three to Five" Project - Bank Hapoalim participates in the efforts of the Israel Technion Society and the ORT organization to help students from lower socio-economic backgrounds improve their academic achievements in mathematics. The aim is to increase the number of applicants for the five credit points matriculation exam in mathematics by about 5%. The Bank's involvement enabled 2,000 students from 22 towns to participate in the project during the current academic year.

"Matan - Your Way to Give" (hereinafter: "Matan") - Since 1999, the Bank has engaged in activity on behalf of the community in cooperation with the "Matan - Your Way to Give" Foundation. Through the "Matan Campaign," employees engaged in volunteer work gain awareness of community needs and the importance of giving, and bring this message to their colleagues. The model is based on partnership between management and employees in the workplace. All donations to "Matan" by employees and management are intended for a wide variety of community causes, aimed at supporting and strengthening disadvantaged groups in society. Donations are distributed in a special procedure that involves an examination of needs and effectiveness. Bank employees participate as volunteers on the "Matan" fund-designation committee, which decides on the distribution of the funds in the community, and as "Matan Observers," assisting in the monitoring process of use of the funds donated. "Matan" is committed to transferring donations to organizations or community causes chosen by the employee.

Corporate Social Responsibility

Corporate Social Responsibility (CSR) refers to business organizations' activity aimed at generating profits responsibly, while reducing the firm's negative impact on the environment and on society, such as through the prevention of pollution, and increasing its positive impact, such as through financial education for the community.

The Bank is working to incorporate CSR in its ongoing activity. For this purpose, the Bank has prepared an organization-wide program to instill social responsibility in all areas of its activity. The Bank's objective is to meet international standards in this field.

As part of this program, a detailed gap analysis was performed in reference to some 400 leading CSR indicators and parameters, which are used by the best business organizations in the world. The diagnostic process involved an examination of the Bank's position relative to these indicators and parameters. A work plan was formulated accordingly, encompassing long-term activities of the Bank as well as new work plans.

The diagnostic process and the subsequent work carried out at the Bank will be described in a CSR report, to be issued in December 2008, in compliance with the highest standards of the international organization GRI (Global Reporting Initiative).

Internal Auditor

Details regarding the Group's internal auditing, including the professional standards under which the internal audit operates and the considerations involved in formulating the yearly and multi-year work plans, are described in the Annual Report for 2007. No material changes occurred in this regard during the reported period.

Disclosure Regarding the Procedure for Approval of the Financial Statements

The Board of Directors of the Bank is the organ charged with overarching control at the Bank, pursuant to the resolution of the Board of Directors of June 29, 2006, and with the approval of its financial statements.

The Board of Directors has established the Balance Sheet Committee, which is responsible for examining the draft of the financial statements presented to it and making a recommendation to the Board of Directors with regard to the approval of the financial statements. The names and qualifications of the ten members of this committee are detailed in the section "The Board of Directors and the Discharge of its Functions" and in the section "Report on Directors with Accounting and Financial Expertise" in the Board of Directors' Report for 2007.

The Balance-Sheet Committee discusses the annual and quarterly financial statements of the Bank (the "Financial Statements") and presents its recommendations with regard to the approval of the Financial Statements to the Board of Directors of the Bank, prior to the date of approval of the Financial Statements by the Board of Directors.

The Bank's external auditors, Ziv Haft CPA (Isr.) and Somekh Chaikin CPA (Isr.) (the "Auditors"), are invited to the meetings of the Balance Sheet Committee and of the Board of Directors in which the Financial Statements are discussed and approved, and they attend all such meetings. The Bank's Internal Auditor, Mrs. Orit Lerer, also participates in the discussions of the Balance-Sheet Committee and the Board of Directors in which the Financial Statements are approved.

Through detailed presentations by officers and others at the Bank, including the Chief Financial Officer Mr. Barry Ben-Zeev and the Chief Accountant Mr. Ofer Levy, the Balance Sheet Committee examines the material issues and critical estimates applied in the Financial Statements; the reasonableness of the data; the accounting policies applied and the changes thereto, if any; and the implementation of the due disclosure principle in the Financial Statements and in the accompanying information, all also by means of slide presentations and detailed explanations.

As part of the discussion of the Financial Statements, the Balance Sheet Committee also discusses the Bank's doubtful debts, in Israel and at the Bank's branches abroad, and presents its recommendations on the matter of executing provisions accordingly to the plenum of the Board of Directors.The Balance Sheet Committee also receives reports regarding problematic borrowers of the Bank in Israel and at the Bank's branches abroad, and examines the Bank's exposure to various risks and their presentation and effect on the Financial Statements.

In addition, as required in the amendment to the control permit received by the controlling shareholder Arison Holdings (1998) Ltd. from the Bank of Israel, the Bank's doubtful debts in Israel and at the branches abroad are also discussed by the Audit Committee.The names and qualifications of the five members of the committee are detailed in the section "The Board of Directors and the Discharge of its Functions" and in the section "Report on Directors with Accounting and Financial Expertise" in the Board of Directors' Report for 2007.

The Audit Committee also discusses the methodology for classification of problematic debts and provisions for doubtful debts, and the principal trends and changes in doubtful-debt data in Israel and at the Bank's branches abroad.

The Audit Committee also receives reports of and discusses material deficiencies and weaknesses in the internal control of financial reporting, if and as found, and receives reports of any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a role in the internal control of financial reporting at the Bank, as required under Directive 645 - Disclosure Certification of the Public Reporting Directives of the Supervisor of Banks.

The Auditors, the officers of the Bank, and the Internal Auditor are invited to and attend the meeting of the Audit Committee in which the disclosure required in the Financial Statements is discussed, as noted above.

The Balance Sheet Committee and the Audit Committee hold several meetings on these subjects, as necessary, and present their recommendations to the plenum of the Board of Directors, prior to the date when the Board of Directors discusses the Financial Statements.

Other Matters

On November 29, 2004, investigators from the Antitrust Authority arrived at the Bank's Head Office and seized various documents.The Antitrust Authority did not disclose to the Bank the reason for the seizure of the documents or the subject of its investigation.

As published in the press, investigators from the Antitrust Authority also seized documents at the headquarters of Bank Leumi on the same day. Soon after, similar operations were carried out at the headquarters of Discount Bank and Mizrahi-Tefahot Bank. In July 2005, and subsequently, the Bank was asked to provide the Authority with additional materials. Several Bank employees were also called into the Authority's offices for questioning.

On March 19, 2008, the Bank received notification from the Antitrust Authority that the Antitrust Commissioner was considering the possibility of exercising her authority under Section 43(A)(1) of the Restrictive Trade Practices Law, 5748-1988 (hereinafter: the "Restrictive Trade Practices Law") to determine that binding arrangements existed between the Bank and Bank Leumi, Discount Bank, Mizrahi Bank, and First International Bank, with regard to the transfer of information concerning fees. The Commissioner stated that the Bank could present its position to her, in writing, prior to her decision as to whether to exercise the said authority. The Bank submitted its position to the Supervisor, backed by an economic opinion, in which it stressed that there is no cause to ascribe binding arrangements with other banks to the Bank.

On March 6, 2005, the Israel Police opened an overt investigation of suspicions of violations of the Money Laundering Prohibition Law. In the course of the investigation, the police seized documents and records from various Bank offices and from the offices of Poalim Trust Services (hereinafter: the "Trust Company"). In addition, certain customers' accounts were frozen, some of which serve as collateral for credit. The police summoned employees of the Bank and of the Trust Company, including officers, for questioning.
Further to this investigation, in February 2006, two mid-level employees at one of the Bank's branches were indicted for an offense under the Prohibition of Money Laundering Law.
In the Bank's opinion, based on the information available to it at this stage, the Bank's exposure in respect of the matters known to be under investigation is not material to its business. However, at this stage the Bank cannot estimate the outcome and consequences of the investigation.

The annual ordinary general meeting of the Bank's shareholders convened on March 20, 2008. Among other things, the shareholders resolved to approve the re-election of the directors Oded Sarig, Mali Baron, Leslie Littner, Nir Zichlinskey, and Ronen Israel; and to approve the terms of service of the members of the Board of Directors, including the approval of the terms of service of Chairman of the Board of Directors Mr. D. Dankner for 2007, including the granting of options, and the agreement with Mr. D. Dankner with regard to his service as Chairman of the Board of Directors of the Bank, including basic terms of employment (salary and benefits), for the period from January 1, 2008 to June 30, 2012.
The shareholders further resolved to ratify the terms of the directors' and officers' liability insurance; to approve the commitment to indemnify the directors Efrat Peled, Yair Orgler, Oded Sarig, Mali Baron, Leslie Littner, Nir Zichlinskey, and Ronen Israel, under the same indemnification terms approved in the past for the other directors of the Bank; and to approve the re-appointment of Ziv Haft Certified Public Accountants and of Somekh Chaikin Certified Public Accountants.

On July 1, 2008, the Board of Directors of the Bank resolved to establish the Overseas Banking and Global International Activity Committee, and the New Products Committee. Members of the Overseas Banking and Global International Activity Committee: Dan Dankner - Chairman, Yair Orgler, Ido Dissentshik, Ronen Israel, Leslie Littner, Jay Pomrenze, Efrat Peled, and Oded Sarig. Members of the New Products Committee: Dan Dankner - Chairman, Yair Orgler, Irit Izakson, Mali Baron, Nira Dror, Leslie Littner, Jay Pomrenze, Moshe Koren, and Oded Sarig.

In addition, in its meeting of July 7, 2008, the Board of Directors resolved on the signing of a credit agreement between the Bank and the Bank of Israel, within which the Bank of Israel will provide a credit line to the Bank up to a total amount of NIS 1 billion, which is the maximum level of the Bank's commitment as a liquidity supplier for CLS. This follows the Bank's becoming a member of the CLS Bank International clearing house, aimed at making the shekel a freely convertible currency worldwide. The Bank undertook a commitment to apply a first-rank floating lien in favor of the Bank of Israel on its rights to receive monetary amounts owed to it by Israeli corporations, against the provision of the said credit line, up to a total of NIS 1.1 billion. The credit agreement is subject to cancellation by the Bank at any time, provided that the Bank does not have unsettled loans granted by the Bank of Israel at that time.

A special general meeting of the Bank's shareholders convened on August 6, 2008. The shareholders resolved to increase the Bank's registered capital by an additional 2 billion ordinary shares with par value of NIS 1 each, such that following the said increase the registered capital of the Bank would consist of 4 billion ordinary shares; and resolved to amend the memorandum and articles of the Bank accordingly.

In addition, the shareholders resolved to update the annual compensation and the participation compensation paid to all directors of the Bank (including external directors), and to adjust this compensation to the amounts permitted pursuant to the Companies Regulations (Rules Regarding Compensation and Expenses for External Directors, 5760-2000), with the exception of the compensation of the Chairman of the Board of Directors, which was approved separately, as mentioned above.

On September 14, 2008, Mr. Barry Ben-Zeev, a member of the Board of Management and Chief Financial Officer of the Bank, gave notification of his decision not to renew his employment contract upon its expiration on December 31, 2008. He will retire from the Bank on that date.

On November 16, 2008, the Board of Directors approved the appointment of Ms. Iris Dror as a director of the Bank, replacing Mr. Y. Dauber, who announced his resignation from the Board on the same day.

Further to the information reported in the section on the Bank Group's activity and business developments in the Financial Statements as at December 31, 2007, regarding investments in the Bank's share capital, note that:

The issued and paid-up share capital of the Bank near the date of publication of these financial statements amounts to NIS 1,316,442,912, composed of 1,316,442,912 ordinary shares of par value NIS 1 each.

On April 7, 2008, the Bank allocated 52,500,000 ordinary shares of the Bank and 7,500,000 options convertible into shares to York Capital Management, for a total consideration of NIS 735 million.

In addition, from the beginning of the year to close to the date of publication of the financial statements, 3,225,412 ordinary shares of the Bank were issued to employees of the Bank as a result of the exercise of option notes within the option plan for employees.

The holders of the permit for control of the Bank at the date of publication of the financial statements are Ms. Shari Arison and Mr. Micky Arison. Their stake in the Bank is held through several trusts that have holdings in the Israeli companies noted below, which own shares of the Bank.

On September 18, 2008, Arison Holdings (1998) Ltd. (hereinafter: "Arison Holdings") purchased 800,000 ordinary shares of the Bank during trading on the stock exchange, for a total consideration of NIS 7,540,087.

Arison Holdings holds shares comprising approximately 20.02% of the Bank's share capital near the date of publication of the financial statements, which constitute the "controlling interest" (as defined in the control permit issued by the Governor of the Bank of Israel).

Arison Investments Ltd. (a sister company of Arison Holdings; hereinafter: "Arison Investments"), through a wholly-owned subsidiary, holds 100% of the share capital of Salt Industries Ltd., which holds shares comprising approximately 5.76% of the share capital of the Bank.

Near the date of publication of the financial statements, the Arison Group (through Arison Holdings and Arison Investments) holds a total of approximately 25.8% (25.3% fully diluted) of the share capital of the Bank.

On October 17, 2008, Alliance Capital Management L.P. ceased to be an interested party of the Bank, following its sale of 2,545,000 ordinary shares of the Bank, which reduced its holding to a rate lower than 5%.

On February 13, 2008, the Board of Directors of the Bank resolved to allocate 825,000 nontradable option notes exercisable into ordinary shares of the Bank at a price of NIS 16.40 per option to Mr. Dan Dankner, Chairman of the Board of Directors. The allocation of the aforesaid option notes to the Chairman of the Board of Directors was approved on March 20, 2008 by the general meeting of shareholders.

On March 30, 2008, the Board of Directors of the Bank resolved to allocate 1,140,000 nontradable option notes exercisable into ordinary shares of the Bank at a price of NIS 16.30 per option to Mr. Zvi Ziv, CEO of the Bank. The aforesaid options were allocated on June 10, 2008.

The option notes allocated to Mr. Dankner and Mr. Ziv will be blocked for a period of two years from the date of allocation, and will be exercisable for two additional years from the end of the blockage period. Upon exercising the aforementioned option notes, the Chairman of the Board of Directors and the CEO will be entitled to receive shares from the Bank in an amount reflecting the value of the benefit at the exercise date; i.e., the difference between the price of the Bank's shares on the Tel Aviv Stock Exchange at the exercise date and the exercise price. The shares will be transferred to their ownership from a pool of shares to be held by the Bank for that purpose.

Ratings assigned to the Bank by rating agencies in Israel and abroad:

In Israel, the Bank is rated AAA by S&P Ma'alot - Israel Securities Rating Co. Ltd.

- In early May 2008, S&P Ma'alot announced a change in its rating outlook for the Bank from Stable to Negative, due to uncertainty with respect to additional provisions for asset-backed securities and the way in which required capital would be supplemented. Note that the Bank's rating by the company remains unchanged.
- On May 22, 2008, S&P Ma'alot stated that following the Bank's announcement of its decision to sell its full holdings in mortgage-backed securities in New York and its decision to supplement its provisions in respect of investments in SIV instruments up to the full balance of its holdings in these instruments, the said uncertainty had been eliminated. Nevertheless, S&P Ma'alot announced that its rating of the Bank remained unchanged at AAA with a negative outlook.
- On June 11, 2008, S&P Ma'alot announced a credit watch with regard to the rating methodology of subordinated notes issued by the banking system and rated by S&P Ma'alot, and its alignment with the international rating methodology of S&P. On June 26, 2008, the S&P Ma'alot rating committee determined that the subordinated notes would be rated one notch lower than the rating of the issuer. Accordingly, the rating of subordinated notes issued by Hapoalim Hanpakot Ltd., a wholly-owned subsidiary of the Bank, was set at AA+.

Ratings of the Bank and of the State of Israel by international rating agencies:

	Rating agency	Long-term foreign currency	Short-term foreign currency	Rating outlook
Israel - sovereign rating				
	Moody's	A1	P-1	Positive
	S&P	A	A-1	Stable
	Fitch Ratings	A	F1	Stable
Bank Hapoalim				
	Moody's	A1	P-1	Under review
	S&P	A-	A-2	Negative
	Fitch Ratings	A-	F2	Stable

- On April 17, 2008, Moody's upgraded Israel's sovereign rating from A2 to A1, to reflect the resilience demonstrated by the Israeli economy in recent years in the face of political and economic volatility.
  On April 22, 2008, the Bank's long-term rating was upgraded to A1, accordingly. However, Moody's advised that the Bank's financial strength rating is under review, due to the Bank's investments in asset-backed securities and their continuous decline in value.
- On May 22, 2008, Fitch reaffirmed the Bank's long-term rating of A- and its Stable rating outlook, following the Bank's announcement of the sale of its MBS portfolio in New York. Fitch also reaffirmed the Bank's short-term rating at F2.
- On October 30, 2008 S & P reaffirmed Israel's long-term rating at A however changed the rating outlook from Positive to Stable.

In recent months, following the implementation of the External Manpower Hiring Law, more than 800 workers formerly employed through employment agencies were successfully hired as employees of the Bank. The employees were hired through the customary procedure at the Bank - with the status of temporary employees in the first stage, and with the status of permanent employee to be granted in the second stage based on the workers' skills and the Bank's needs. The change in these workers' employment status, from employees of employment agencies to employees of the Bank, also entails improvement in their terms of employment, subsequent to an agreement signed between the Board of Management and the Employees' Union of the Bank. The Bank accords importance to leading the trend of absorbing employment-agency workers in the banking system and in the economy as a whole, and views this as a move of strategic importance in building the infrastructure of labor relations at the Bank for the long term.

Negligible Transactions

Pursuant to the amendment of the Securities Regulations (Periodic and Immediate Reports), 5730-1970, corporations required to report according to these regulations must also include in their reports "details regarding transactions" with controlling parties, or transactions in the approval of which the controlling party has a personal interest, including the main points of the transaction or the contractual engagement, the details of the organ that approved the transaction, and a summary of its reasons for such approval. In this section, "transaction" excludes transactions of a type declared "negligible" in the most recent financial statements.

Following the issuance of the said amendment, on August 6, 2008, the Israel Securities Authority sent a letter notifying the Association of Banks that it would not intervene in cases in which disclosure was not provided in an immediate report with regard to banking transactions that do not constitute an exceptional transaction, as defined in Article 1 of the Companies Law. This position of the ISA was qualified by several conditions, mainly the following:

- The audit committee of the bank shall set forth criteria for exceptional transactions and negligible transactions;
- The financial statements shall provide a general description of the transactions and their characteristics, and of the criteria established to define the transactions as negligible or as non-exceptional, with details of the facts, reasons, and explanations for these determinations.
- With regard to contractual engagements with controlling parties related to terms of service and employment, a general description of financing transactions which the controlling party has entered into with the bank, if any, and the characteristics thereof shall be provided.

The Audit Committee of the Board of Directors of the Bank, which discussed the said amendment to the regulations and the letter from the ISA, established the following rules and criteria:

(1) Any transaction, of any type and of any volume, between the Bank and the controlling party of the Bank, and/or where the controlling party of the Bank has a personal interest in the approval of the transaction, shall be executed according to market conditions, and in a manner such that the Bank grants no preference or improved terms to the transaction relative to the terms at which it executes similar transactions with others who are not considered "related parties" of the Bank (as this term is defined in the Proper Conduct of Banking Business Directives of the Supervisor of Banks).

Naturally, given the aforesaid general policy, the said condition will also apply to transactions to be defined hereafter as "negligible transactions."

(2) Transactions that do not involve the granting of credit:

2.1 Subject only to the statements in the section 2.2 below, all banking transactions of the type usually conducted by the Bank with the public, provided that they do not involve the granting of credit by the Bank, shall be considered "negligible transactions." For this purpose, "credit" is as defined in the Banking (Licensing) Law, 5741-1981 (hereinafter: "Credit").

2.2 Notwithstanding section 2.1 above, all transactions listed below shall be considered "exceptional transactions":

2.2.1 Transactions of deposits of funds in deposits of any kind, where the amount of the deposit is greater than 0.5% of total deposits from the public, as reported in the consolidated balance sheet of the Bank at the date of the deposit of the funds.

2.2.2 Transactions of deposits and/or purchases and/or sales of securities, participatory units in mutual funds and/or other funds, provident funds, or any other investment held by the Bank as an asset of the customer (rather than as a balance-sheet liability), where the amount of the said transaction is greater than 0.5% of the total balance of off-balance-sheet monetary assets of the customers of the Bank Group.

(3) Credit transactions:

3.1 Banking transactions that involve the granting of credit by the Bank, where the indebtedness created in respect of the transaction does not exceed 0.05% of the total consolidated balance sheet of the Bank at the date of execution of the transaction, shall be considered "negligible transactions."

For the purpose of the provisions of this section and for the purpose of the provisions of section 3.2 below, the term "indebtedness" shall have the meaning established in Proper Conduct of Banking Business 313 of the Supervisor of Banks, "Limits on the Indebtedness of a Borrower or Borrower Group" (hereinafter: the "Borrower Indebtedness Directive"), less amounts deductible according to the Borrower Indebtedness Directive, for the purpose determining the permitted volume of indebtedness of borrowers and of borrower groups to the Bank.

It is further clarified that for the purpose of this section and for the purpose of the provisions of section 3.2 below, several transactions performed consecutively with the same person shall be considered as one transaction: such that for the purpose of the classification of transactions pursuant to this resolution, the cumulative amount of the said transactions is examined.

3.2 Banking transactions that involve the granting of credit by the Bank, where the indebtedness created in respect of the transaction exceeds 0.25% of the total consolidated balance sheet of the Bank at the date of execution of the transaction, shall be considered "exceptional transactions."

The Board of Directors of the Bank held 30 meetings during the period of January-September 2008. The various committees of the Board of Directors held 142 meetings during the period of January-September 2008.

Controls and Procedures

In accordance with the Public Reporting Directives of the Supervisor of Banks, the Chief Executive Officer and the Chief Accountant of the Bank must each separately sign a declaration regarding "Evaluation of Controls and Procedures Concerning Disclosure," in accordance with the directives of Section 302 of the law known as the "Sarbanes-Oxley Act," enacted in the United States (hereinafter: the "Disclosure Declaration"). This directive refers to the responsibility of management for the disclosure in the financial statements, and applies as of the financial statements dated June 30, 2005. The Disclosure Declaration refers to controls and procedures regarding disclosure, aimed at ensuring that material information which the Bank is required to disclose in its financial statements is properly recorded, processed, and presented, and is reported in accordance with the Supervisor of Banks' Public Reporting Directives, and in accordance with additional reporting directives. The "controls and procedures concerning disclosure" are aimed, among other things, at ensuring that such material information is accumulated and delivered to the management of the corporation in an appropriate manner with respect to the disclosure requirements, and that disclosure is made to the auditors, the audit committee, and the board of directors.

Section 404 of the above-mentioned law was adopted by the Supervisor of Banks in December 2005, in a circular stating that banking corporations should prepare to include in their financial statements, starting with the financial statements for December 31, 2008, a declaration regarding management's responsibility for the establishment and maintenance of a suitable system of procedures of internal control of financial reporting, as well as an evaluation as of the end of the fiscal year of the effectiveness of the procedures of internal control of financial reporting. At the same time, auditors of banking corporations will be required to provide an opinion on the suitability of the internal controls of financial reporting at the Bank, in line with the relevant standards of the PCAOB (Public Company Accounting Oversight Board). Accordingly, until the financial statements for December 31, 2008, the declaration is not meant to cover the broader aspects established in Section 404 of the above-mentioned law with regard to the responsibility of management for the internal control of financial reporting.

The Bank is preparing to comply with the requirements of Section 404 of the above-mentioned law on the stipulated date. For that purpose, the Bank has hired an external consulting company and has adopted the COSO (Committee of Sponsoring Organization) model for the structure of the internal control of financial reporting. The Bank is working to implement the directive according to the milestones defined. The Bank completed the documentation of all procedures for internal control of financial reporting with regard to material processes at the Bank and of controls in all material processes, using the prevalent methodologies, with the assistance of the consulting company, at the end of 2007; the documentation of all processes was verified and validated by those responsible for the processes at the Bank.

In January 2008, the Bank and the consulting company carried out mapping of processes at the Bank by risk level, based on current directives of the SEC (the Securities and Exchange Commission in the United States) and on Standard 5, the current PCAOB standard for Section 404 of the law. These directives encourage an approach in which the effectiveness of material controls is examined, by risk level, with the aim of concentrating efforts on examining high-risk processes.

Most of the tests of effectiveness of material controls were completed by the Bank, with the assistance of the consultants, in July 2008, as planned. The findings of the tests of the effectiveness of the controls are currently in the final stages of verification and validation by those responsible for the processes at the Bank.

Evaluations of Controls and Procedures Regarding Disclosure

The Board of Management of the Bank, in cooperation with the Chief Executive Officer and the Chief Accountant of the Bank, have assessed the effectiveness of the controls and procedures regarding disclosure at the Bank as at September 30, 2008. Based on this assessment, the Chief Executive Officer and the Chief Accountant of the Bank have concluded that, as at the end of this period, the controls and procedures concerning disclosure at the Bank are effective in order to record, process, summarize, and report the information which the Bank is required to disclose in its quarterly report, in accordance with the Public Reporting Directives of the Supervisor of Banks, on the date stipulated in these directives.

Changes in Internal Control

During the quarter ended on September 30, 2008, there was no change in the Bank's internal control of financial reporting that had a material impact, or could reasonably be expected to have a material impact, on its financial reporting.

Note that the Bank opened its Central Back Office in July 2008. Over the next two years, operational and control activities that are currently conducted primarily at the Bank's branches will gradually be transferred to the center, allowing the branches to focus on customer relationships. The center currently handles operations related to several processes, mainly involving improved controls in the area of the examination of checks. At this initial stage, this change has no material effect on internal control at the Bank.

Dan Dankner
Chairman of the Board of Directors

Zvi Ziv
President & Chief Executive Officer

Tel-Aviv, November 25, 2008.

Principal Data of the Bank Hapoalim Group

(in millions of NIS)

	For the three months ending on September 30		Change	For the nine months ending on September 30		Change
	2008	2007		**2008**	2007	
Profit and Profitability						
Profit from financing activities before provision for doubtful debts	**2,083**	2,417	(13.8%)	**2,014**	6,192	(67.5%)
Provision for doubtful debts	**471**	139	238.9%	**755**	522	44.6%
Operating and other income	**1,153**	1,267	(9.0%)	**3,642**	3,888	(6.3%)
Operating and other expenses	**1,960**	2,132	(8.1%)	**6,139**	5,849	5.0%
Operating profit(loss) before taxes	**805**	1,413	(43.0%)	**(1,238)**	3,709	(133.4%)
Provision for taxes (tax benefit) on operating profit (loss)	**330**	561	(41.2%)	**(191)**	1,489	(112.8%)
Operating profit (loss) after taxes	**475**	852	(44.3%)	**(1,047)**	2,220	(147.2%)
Operating profit (loss), net	**384**	826	(53.5%)	**(1,076)**	2,232	(148.2%)
Net profit from extraordinary transactions, after taxes	**57**	(3)		**544**	228	138.6%
Net profit (loss)	**441**	823	(46.4%)	**(532)**	2,460	(121.6%)

				change compared with	
	30.9.2008	30.9.2007	31.12.2007	30.9.2007	31.12.2007
Balance Sheet - Principal Items					
Total balance sheet	**297,854**	301,899	302,991	(1.3%)	(1.7%)
Credit to the public	**214,735**	198,925	205,016	8.0%	4.7%
Securities	**29,681**	49,103	48,115	(39.6%)	(38.3%)
Deposits from the public	**214,802**	231,922	231,750	(7.4%)	(7.3%)
Debentures and subordinated notes	**20,676**	18,402	18,812	12.4%	9.9%
Shareholders' equity	**19,030**	19,157	18,778	(0.7%)	1.3%

	30.9.2008	30.9.2007	31.12.2007
Principal financial ratios			
Shareholders' equity to total assets	**6.4%**	6.3%	6.2%
Tier I capital to risk assets	**7.89%**	7.42%	7.50%
Total capital to risk assets	**11.51%**	10.33%	10.26%
Credit to the public to total assets	**72.1%**	65.9%	67.7%
Deposits to the public to total assets	**72.1%**	76.8%	76.5%
Operating income to operating expenses	**59.3%**	66.5%	66.1%
Operating expenses to total income	**108.5%**	58.0%	65.2%
Provision for doubtful debts to credit to the public (balance sheet and off-balance sheet)(a)	**0.2%**	0.2%	0.1%
Rate of provision for taxes	**15.4%**	40.1%	39.1%
Return of operating profit (loss) on equity, net(a)	**(7.7%)**	16.1%	12.3%
Return of net profit (loss) on equity(a)	**(3.8%)**	17.8%	14.1%
Return of net profit (loss) on total assets(a)	**(0.4%)**	1.2%	0.9%

(a) Annualized.

Management Review - Rates of Income and Expense - Consolidated

Appendix 1

	For the three months period ended September 30							
	2008				*2007			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Israeli currency - Unlinked								
Assets[5][6]	**121,380**	**1,763**	**5.94**		105,585	1,478	5.72	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**75,540**	**860**			56,258	*811		
Total assets	**196,920**	**2,623**		**5.44**	161,843	*2,289		*5.78
Liabilities[6]	**(131,858)**	**(916)**	**(2.81)**		(116,508)	(723)	(2.51)	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**(56,147)**	**(619)**			(41,584)	*(607)		
Total liabilities	**(188,005)**	**(1,535)**		**(3.31)**	(158,092)	*(1,330)		*(3.41)
Interest spread			**3.13**	**2.13**			3.21	*2.37
Israeli currency - Linked to the CPI								
Assets[5][6]	**61,769**	**2,072**	**14.11**		58,731	2,181	15.70	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**1,762**	**11**			2,471	53		
Total assets	**63,531**	**2,083**		**13.77**	61,202	2,234		15.42
Liabilities[6]	**(40,672)**	**(1,288)**	**(13.28)**		(40,271)	(1,376)	(14.38)	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**(18,150)**	**56**			(10,557)	(24)		
Total liabilities	**(58,822)**	**(1,232)**		**(8.64)**	(50,828)	(1,400)		(11.48)
Interest spread			**0.83**	**5.13**			1.32	3.94

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that constitute part of the Bank's asset and liability management.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on September 30, 2008 NIS 56 million (September 30, 2007: NIS 63 million) in the unlinked segment, NIS 12 million (September 30, 2007: NIS 8 million) in the CPI-linked segment, NIS (406) million (September 30, 2007: NIS (198) million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

Appendix I (continued)

	For the three months period ended September 30							
	2008				*2007			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Foreign currency -								
(including Israeli currency								
linked to foreign currency)								
Assets(5)(6)	**102,951**	**555**	**2.17**		117,665	(3,073)	(10.04)	
Effect of derivatives(4)								
Hedging derivatives	**15,721**	**164**			26,510	481		
Embedded derivatives								
and ALM	**139,713**	**1,773**			132,995	*(2,187)		
Total assets	**258,385**	**2,492**		**3.91**	277,170	*(4,779)		*(6.72)
Liabilities(6)	**(96,266)**	**302**	**1.25**		(109,490)	3,295	11.51	
Effect of derivatives(4)								
Hedging derivatives	**(15,787)**	**(146)**			(26,758)	(308)		
Embedded derivatives								
and ALM	**(144,694)**	**(2,239)**			(139,272)	*2,428		
Total liabilities	**(256,747)**	**(2,083)**		**(3.28)**	(275,520)	*5,415		*7.63
Interest spread			**3.42**	**0.63**			1.47	0.91

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that constitute part of the Bank's asset and liability management.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on September 30, 2008 NIS 56 million (September 30, 2007: NIS 63 million) in the unlinked segment, NIS 12 million (September 30, 2007: NIS 8 million) in the CPI-linked segment, NIS (406) million (September 30, 2007: NIS (198) million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

Management Review - Rates of Income and Expense - Consolidated

Appendix I (continued)

	For the three months period ended September 30							
	2008				2007			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance (1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Total								
Monetary assets that generated								
financial income(5)(6)	**286,100**	**4,390**	**6.28**		281,981	586	0.83	
Effect of derivatives(4)								
Hedging derivatives	**15,721**	**164**			26,510	481		
Embedded derivatives								
and ALM	**217,015**	**2,644**			191,724	*(1,323)		
Total assets	**518,836**	**7,198**		**5.67**	500,215	*(256)		*(0.20)
Monetary liabilities that generated								
financial expenses(6)	**(268,796)**	**(1,902)**	**(2.86)**		(266,269)	1,196	1.78	
Effect of derivatives(4)								
Hedging derivatives	**(15,787)**	**(146)**			(26,758)	(308)		
Embedded derivatives								
and ALM	**(218,991)**	**(2,802)**			(191,413)	*1,797		
Total liabilities	**(503,574)**	**(4,850)**		**(3.91)**	(484,440)	*2,685		*2.20
Interest spread			**3.42**	**1.76**			2.61	*2.00

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that constitute part of the Bank's asset and liability management.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on September 30, 2008 NIS 56 million (September 30, 2007: NIS 63 million) in the unlinked segment, NIS 12 million (September 30, 2007: NIS 8 million) in the CPI-linked segment, NIS (406) million (September 30, 2007: NIS (198) million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

(in millions of NIS)

	For the three months period ended September 30			
	2008		2007	
	Average balance[(1)]	Financing income (expenses)	Average balance[(1)]	Financing income (expenses)
In respect of options		**79**		(115)
In respect of other derivative instruments (not including options, hedging derivatives, ALM derivatives and embedded derivatives that have been detached)[(2)]		**(274)**		9
Commissions from financing transactions and other financing income[(5)]		**(31)**		*133
Other financing expenses		**(39)**		(39)
Profit from financing activities before provision for doubtful debts		**2,083**		*2,417
Provision for doubtful debts (including general and supplementary provision)		**(471)**		(139)
Profit from financing activities after provision for doubtful debts		**1,612**		*2,278
Total				
Financial assets that generated financial income[(3)(4)]	**286,100**		281,981	
Assets deriving from derivative instruments	**6,673**		5,255	
Other financial assets	**1,699**		493	
General provision and supplementary provision for doubtful debts	**(1,047)**		(1,153)	
Total financial assets	**293,425**		286,576	
Total				
Financial liabilities that generated financial expenses[(4)]	**(268,796)**		(266,269)	
Liabilities deriving from derivative instruments	**(8,044)**		(5,328)	
Other financial liabilities	**(3,257)**		(1,810)	
Total financial liabilities	**(280,097)**		(273,407)	
Total excess of financial assets over financial liabilities	**13,328**		13,169	
Non-monetary assets	**7,019**		7,879	
Non-monetary liabilities	**(759)**		(943)	
Total capital resources	**19,588**		20,105	

* Reclassified.

(1) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(2) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that constitute part of the Bank's asset and liability management.

(3) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on September 30, 2008 NIS 56 million (September 30, 2007: NIS 63 million) in the unlinked segment, NIS 12 million (September 30, 2007: NIS 8 million) in the CPI-linked segment, NIS (406) million (September 30, 2007: NIS (198) million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(4) Excluding derivative instruments.

(5) Including profits and losses from the sale of invesments in bonds and from the adjustment to fair value of bonds held for trading.

Management Review - Rates of Income and Expense - Consolidated

(in nominal amounts)

Appendix 1 (continued)

	For the three months period ended September 30							
	2008				2007*			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance [1][2]	Financing income (expenses) [1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of U.S. $)		%	%	(in millions of U.S. $)		%	%
Foreign currency -								
(including Israeli currency								
linked to foreign currency)								
Monetary assets in foreign								
currency that generated								
financial income[5][6]	**29,633**	**155**	**2.11**		28,026	671	9.93	
Effect of derivatives[4]								
Hedging derivatives	**4,588**	**46**			6,315	116		
Embedded derivatives								
and ALM	**40,409**	**1,091**			31,588	315		
Total assets	**74,630**	**1,292**		**7.11**	65,929	1,102		6.86
Monetary liabilities in foreign								
currency that generated								
financial expenses[5][6]	**(27,464)**	**36**	**0.52**		(26,841)	(522)	(8.01)	
Effect of derivatives[4]								
Hedging derivatives	**(4,602)**	**(43)**			(6,371)	(75)		
Embedded derivatives								
and ALM	**(41,590)**	**(1,107)**			(33,081)	(421)		
Total liabilities	**(73,656)**	**(1,114)**		**(6.19)**	(66,293)	(1,018)		(6.29)
Interest spread			**2.63**	**0.92**			1.92	0.57

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that constitute part of the Bank's asset and liability management.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on September 30, 2008 NIS 56 million (September 30, 2007: NIS 63 million) in the unlinked segment, NIS 12 million (September 30, 2007: NIS 8 million) in the CPI-linked segment, NIS (406) million (September 30, 2007: NIS (198) million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

	For the nine months period ended September 30							
	2008				2007			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Israeli currency - Unlinked								
Assets(5)(6)	**116,250**	**4,979**	**5.75**		102,791	4,388	5.73	
Effect of derivatives(4)								
Embedded derivatives								
and ALM	**72,310**	**2,546**			48,762	*1,853		
Total assets	**188,560**	**7,525**		**5.36**	151,553	*6,241		*5.53
Liabilities(6)	**(128,490)**	**(2,511)**	**(2.61)**		(113,856)	(2,208)	(2.59)	
Effect of derivatives(4)								
and ALM	**(51,875)**	**(1,861)**			(32,998)	*(1,233)		
Total liabilities	**(180,365)**	**(4,372)**		**(3.24)**	(146,854)	*(3,441)		*(3.14)
Interest spread			**3.14**	**2.12**			3.14	*2.39
Israeli currency - Linked to the CPI								
Assets(5)(6)	**61,817**	**5,369**	**11.74**		57,131	3,779	8.92	
Effect of derivatives(4)								
Embedded derivatives								
and ALM	**1,188**	**43**			2,277	129		
Total assets	**63,005**	**5,412**		**11.61**	59,408	3,908		8.87
Liabilities(6)	**(40,776)**	**(3,282)**	**(10.87)**		(40,805)	(2,335)	(7.70)	
Effect of derivatives(4)								
Embedded derivatives								
and ALM	**(17,438)**	**(1,154)**			(10,615)	(496)		
Total liabilities	**(58,214)**	**(4,436)**		**(10.29)**	(51,420)	(2,831)		(7.41)
Interest spread			**0.87**	**1.32**			1.22	1.46

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked Israeli currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that constitute part of the Bank's asset and liability management.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on September 30, 2008 NIS 70 million (September 30, 2007: NIS 117 million) in the unlinked segment, NIS 12 million (September 30, 2007: NIS 16 million) in the CPI-linked segment, NIS (529) million (September 30, 2007: NIS (44) million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

Appendix I (continued)

	For the nine months period ended September 30							
	2008				2007			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance [1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Foreign currency - (including Israeli currency linked to foreign currency)								
Assets[5][6]	**108,997**	**(9,777)**	**(11.78)**		117,003	1,483	1.69	
Effect of derivatives[4]								
Hedging derivatives	**19,197**	**431**			26,900	1,000		
Embedded derivatives and ALM	**139,033**	**(7,896)**			125,863	*4,411		
Total assets	**267,227**	**(17,242)**		**(8.51)**	269,766	*6,894		*3.42
Liabilities[6]	**(102,452)**	**10,967**	**14.01**		(105,870)	(190)	(0.24)	
Effect of derivatives[4]								
Hedging derivatives	**(19,141)**	**(414)**			(27,036)	(953)		
Embedded derivatives and ALM	**(143,416)**	**7,854**			(133,122)	*(4,049)		
Total liabilities	**(265,009)**	**18,407**		**9.15**	(266,028)	*(5,192)		*(2.61)
Interest spread			**2.23**	**0.64**			1.45	*0.81

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked Israeli currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that constitute part of the Bank's asset and liability management.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on September 30, 2008 NIS 70 million (September 30, 2007: NIS 117 million) in the unlinked segment, NIS 12 million (September 30, 2007: NIS 16 million) in the CPI-linked segment, NIS (529) million (September 30, 2007: NIS (44) million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

Management Review - Rates of Income and Expense - Consolidated

Appendix I (continued)

	For the nine months period ended September 30							
	2008				2007			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(In millions of NIS)		%	%	(In millions of NIS)		%	%
Total								
Monetary assets that generated								
financial income(5)(6)	**287,064**	**571**	**0.27**		276,925	9,650	4.67	
Effect of derivatives(4)								
Hedging derivatives	**19,197**	**431**			26,900	1,000		
Embedded derivatives								
and ALM	**212,531**	**(5,307)**			176,902	*6,393		
Total assets	**518,792**	**(4,305)**		**(1.10)**	480,727	*17,043		*4.75
Monetary liabilities that generated								
financial expenses(6)	**(271,718)**	**5,174**	**2.53**		(260,531)	(4,733)	(2.43)	
Effect of derivatives(4)								
Hedging derivatives	**(19,141)**	**(414)**			(27,036)	(953)		
Embedded derivatives								
and ALM	**(212,729)**	**4,839**			(176,735)	*(5,778)		
Total liabilities	**(503,588)**	**9,599**		**2.53**	(464,302)	*(11,464)		*(3.31)
Interest spread			**2.80**	**1.43**			2.24	*1.44

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked Israeli currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that constitute part of the Bank's asset and liability management.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on September 30, 2008 NIS 70 million (September 30, 2007: NIS 117 million) in the unlinked segment, NIS 12 million (September 30, 2007: NIS 16 million) in the CPI-linked segment, NIS (529) million (September 30, 2007: NIS (44) million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

Management Review - Rates of Income and Expense - Consolidated

Appendix 1 (continued)

(in millions of NIS)

	For the nine months period ended September 30			
	2008		2007	
	Average balance[1]	Financing income (expenses)	Average balance[1]	Financing income (expenses)
In respect of options		**210**		(56)
In respect of other derivative instruments (not including options, hedging derivatives, ALM derivatives and embedded derivatives that have been detached)[2]		**(370)**		81
Commissions from financing transactions and other financing income[5]		**(3,069)**		*630
Other financing expenses		**(51)**		(42)
Profit from financing activities before provision for doubtful debts		**2,014**		*6,192
Provision for doubtful debts (including general and supplementary provision)		**(755)**		(522)
Profit from financing activities after provision for doubtful debts		**1,259**		*5,670
Total				
Financial assets that generated financial income[3][4]	**287,064**		276,925	
Assets deriving from derivative instruments	**7,521**		4,915	
Other financial assets	**2,935**		1,175	
General provision and supplementary provision for doubtful debts	**(1,055)**		(1,135)	
Total financial assets	**296,465**		281,880	
Total				
Financial liabilities that generated financial expenses[4]	**(271,718)**		(260,531)	
Liabilities deriving from derivative instruments	**(8,096)**		(4,782)	
Other financial liabilities	**(3,359)**		(3,636)	
Total financial liabilities	**(283,173)**		(268,949)	
Total excess of financial assets over financial liabilities	**13,292**		12,931	
Non-monetary assets	**7,499**		7,379	
Non-monetary liabilities	**(1,091)**		(799)	
Total capital resources	**19,700**		19,511	

* Reclassified.

(1) On the basis of balances at the beginning of the months (in unlinked Israeli currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(2) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that constitute part of the Bank's asset and liability management.

(3) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on September 30, 2008 NIS 70 million (September 30, 2007: NIS 117 million) in the unlinked segment, NIS 12 million (September 30, 2007: NIS 16 million) in the CPI-linked segment, NIS (529) million (September 30, 2007: NIS (44) million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(4) Excluding derivative instruments.

(5) Including profits and losses from the sale of invesments in bonds and from the adjustment to fair value of bonds held for trading.

Management Review - Rates of Income and Expense - Consolidated

Appendix I (continued)

(in nominal amounts)

	For the nine months period ended September 30							
	2008				2007			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(in millions of U.S. $)		%	%	(in millions of U.S. $)		%	%
Foreign currency - (including Israeli currency linked to foreign currency)								
Monetary assets in foreign currency that generated financial income(5)(6)	**30,861**	**1,179**	**5.13**		28,042	1,541	7.39	
Effect of derivatives(4)								
Hedging derivatives	**5,458**	**119**			6,473	241		
Embedded derivatives and ALM	**39,767**	**1,894**			30,200	*1,541		
Total assets	**76,086**	**3,192**		**5.63**	64,715	*3,323		*6.90
Monetary liabilities in foreign currency that generated financial income(5)(6)	**(28,942)**	**(633)**	**(2.93)**		(25,651)	(1,101)	(5.76)	
Effect of derivatives(4)								
Hedging derivatives	**(5,442)**	**(119)**			(6,505)	(230)		
Embedded derivatives and ALM	**(40,854)**	**(2,123)**			(31,925)	*(1,621)		
Total liabilities	**(75,238)**	**(2,875)**		**(5.13)**	(64,081)	*(2,952)		*(6.19)
Interest spread			**2.20**	**0.50**			1.63	0.71

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked Israeli currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that constitute part of the Bank's asset and liability management.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on September 30, 2008 NIS 70 million (September 30, 2007: NIS 117 million) in the unlinked segment, NIS 12 million (September 30, 2007: NIS 16 million) in the CPI-linked segment, NIS (529) million (September 30, 2007: NIS (44) million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

Management Review - Total Credit Risk to the Public by Economic Sectors - Consolidated
Appendix 2

(in millions of NIS)

In respect of borrower activities in Israel

	As at September 30, 2008				
	Credit Risk in balance sheet(1)	Off-balance sheet credit risk(2)	Total credit risk to the public	In respect of specific provision for doubtful debts	Problematic debt balances(1)(3)
Agriculture	**1,354**	**439**	**1,793**	**(2)**	**152**
Industry	**20,567**	**16,700**	**37,267**	**164**	**3,392**
Construction and Real Estate	**38,721**	**21,689**	**60,410**	**270**	**6,070**
Electricity and water	**2,244**	**2,608**	**4,852**	**-**	**2**
Commerce	**13,301**	**7,692**	**20,993**	**26**	**430**
Hotels and Food Services	**5,353**	**952**	**6,305**	**(14)**	**1,147**
Transportation and storage	**5,903**	**2,187**	**8,090**	**30**	**107**
Communications and computer services	**4,058**	**2,727**	**6,785**	**95**	**357**
Financial services	**18,355**	**21,302**	**39,657**	**(5)**	**885**
Business and Other services	**10,648**	**3,172**	**13,820**	**46**	**267**
Public and community services	**6,497**	**1,597**	**8,094**	**7**	**225**
Private individuals - housing loans	**31,691**	**384**	**32,075**	**16**	**982**
Private individuals - other	**34,880**	**58,749**	**93,629**	**60**	**613**
Total with respect to borrower activities in Israel	**193,572**	**140,198**	**333,770**	**693**	**14,629**
With respect to borrowers activities abroad	**30,636**	**27,958**	**58,594**	**25**	**361**
Total	**224,208**	**168,156**	**392,364**	**718**	**14,990**
Credit risk included within the various economic sectors:					
Settlement movements(4)	**3,979**	**1,471**	**5,450**	**-**	**776**
Local authorities(5)	**3,841**	**235**	**4,076**	**-**	**59**

(1) Credit to the public, investment in corporate bonds, securities which were borrowed or bought under agreements to resell and assets deriving from derivative instruments transacted against the public amounted to NIS 215,848, 4,581, 97, and 3,682 millions respectively.
(2) Credit risk in respect of off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.
(3) Problematic debt balances including off-balance sheet credit risk components, net of credit covered with collateral, is permitted as a deduction for purposes of individual and borrowers' group credit limits.
(4) Kibbutzim and Moshavim, regional and national organizations and entities controlled by settlement movements.
(5) Including entities under their control.
Credit risk and problematic debt balances are presented net of specific provision for doubtful debts.

(in millions of NIS)

Management Review - Total Credit Risk to the Public by Economic Sectors - Consolidated

Appendix 2 (continued)

In respect of borrower activities in Israel (continued)

	As at September 30, 2007*				
	Credit Risk in balance sheet[1]	Off-balance sheet credit risk[2]	Total credit risk to the public	In respect of specific provision for doubtful debts	Problematic debt balances[1][3]
Agriculture	1,364	369	1,733	3	166
Industry	21,233	14,737	35,970	148	4,392
Construction and Real Estate	33,537	18,526	52,063	154	4,989
Electricity and water	1,517	1,550	3,067	1	1
Commerce	13,474	7,024	20,498	40	464
Hotels and Food Services	4,668	1,121	5,789	(66)	1,303
Transportation and storage	5,810	2,114	7,924	3	57
Communications and computer services	3,537	2,590	6,127	12	854
Financial services	16,041	19,629	35,670	(106)	1,092
Business and Other services	8,147	2,918	11,065	46	311
Public and community services	6,233	1,279	7,512	5	458
Private individuals - housing loans	29,017	393	29,410	50	1,110
Private individuals - other	31,396	47,386	78,782	142	577
Total with respect to borrower activities in Israel	175,974	119,636	295,610	432	15,774
With respect to borrowers activities abroad	50,326	37,005	87,331	8	291
Total	226,300	156,641	382,941	440	16,065
Credit risk included within the various economic sectors:					
Settlement movements[4]	4,167	1,104	5,271	(7)	-
Local authorities[5]	3,708	316	4,024	1	63

* Reclassified. In the past, other debtors in respect of credit cards were presented in a separate line. As of this financial statement, they have been classified in the various economic sectors.

(1) Credit to the public, investment in corporate bonds and assets deriving from derivative instruments transacted against the public amounted to NIS 200,147 , 22,514 , 1,005 and 2,634 millions respectively.

(2) Credit risk in respect of off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.

(3) Problematic debt balances including off-balance sheet credit risk components, net of credit covered with collateral, is permitted as a deduction for purposes of individual and borrowers' group credit limits.

(4) Kibbutzim and Moshavim, regional and national organizations and entities controlled by settlement movements.

(5) Including entities under their control.

Credit risk and problematic debt balances are presented net of specific provision for doubtful debts.

Management Review -
Total Credit Risk to the Public
by Economic Sectors - Consolidated
Appendix 2 (continued)

(in millions of NIS)

In respect of borrower activities in Israel (continued)

	As at December 31, 2007*				
	Credit Risk in balance sheet(1)	Off-balance sheet credit risk(2)	Total credit risk to the public	Annual specific provision for doubtful debts	Problematic debt balances(1)(3)
Agriculture	1,378	393	1,771	5	152
Industry	20,545	16,466	37,011	168	4,131
Construction and Real Estate	34,947	19,100	54,047	183	4,687
Electricity and water	2,070	1,794	3,864	1	1
Commerce	12,407	7,759	20,166	67	400
Hotels and Food Services	4,754	971	5,725	(83)	1,208
Transportation and storage	5,558	2,178	7,736	5	58
Communications and computer services	3,273	2,418	5,691	25	745
Financial services	17,331	18,388	35,699	(112)	553
Business and Other services	9,270	2,786	12,056	72	289
Public and community services	6,219	1,325	7,544	(28)	488
Private individuals - housing loans	29,175	462	29,637	50	1,064
Private individuals - other	33,515	47,094	80,609	207	692
Total with respect to borrower activities in Israel	180,422	121,134	301,556	560	14,468
With respect to borrowers activities abroad	49,886	34,090	83,976	5	184
Total	230,308	155,224	385,532	565	14,652
Credit risk included within the various economic sectors:					
Settlement movements(4)	4,220	1,217	5,437	-	992
Local authorities(5)	3,874	363	4,237	-	59

* Reclassified. In the past, other debtors in respect of credit cards were presented in a separate line. As of this financial statement, they have been classified in the various economic sectors.

(1) Credit to the public, investment in corporate bonds, securities which were borrowed or bought under agreements to resell and assets deriving from derivative instruments transacted against the public amounted to NIS 206,104 , 21,128 , 471, and 2,605 millions respectively.

(2) Credit risk in respect of off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.

(3) Problematic debt balances including off-balance sheet credit risk components, net of credit covered with collateral, is permitted as a deduction for purposes of individual and borrowers' group credit limits.

(4) Kibbutzim and Moshavim, regional and national organizations and entities controlled by settlement movements.

(5) Including entities under their control.

Credit risk and problematic debt balances are presented net of specific provision for doubtful debts.

Certification

I, Zvi Ziv, declare that:

1. I have reviewed the quarterly report of Bank Hapoalim B.M. (hereinafter: the "Bank") for the quarter ended September 30, 2008 (hereinafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the quarterly financial statements and other financial information included in the Report fairly reflect the financial condition, results of operations, and changes in shareholders' equity of the Bank, in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures for the required disclosure in the Bank's Report; furthermore:
   a. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular during the preparation of the Report;
   b. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure, as at the end of the period covered in the Report, based on our assessment; and
   c. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during this quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditors, to the Board of Directors, and to the Audit Committee of the Board of Directors of the Bank, based on our most current assessment of the internal control of financial reporting:
   a. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, or report financial information; and
   b. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Zvi Ziv
President & Chief Executive Officer

Tel-Aviv, November 25, 2008.

Certification

I, Ofer Levy, declare that:

1. I have reviewed the quarterly report of Bank Hapoalim B.M. (hereinafter: the "Bank") for the quarter ended September 30, 2008 (hereinafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the quarterly financial statements and other financial information included in the Report fairly reflect the financial condition, results of operations, and changes in shareholders' equity of the Bank, in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures for the required disclosure in the Bank's Report; furthermore:
   a. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular during the preparation of the Report;
   b. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure, as at the end of the period covered in the Report, based on our assessment; and
   c. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during this quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditors, to the Board of Directors, and to the Audit Committee of the Board of Directors of the Bank, based on our most current assessment of the internal control of financial reporting:
   a. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, or report financial information; and
   b. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Ofer Levy
Senior Deputy Managing Director
Chief Accountant

Tel-Aviv, November 25, 2008.

Somekh Chaikin

ZIV HAFT

To:

The Board of Directors of Bank Hapoalim B.M.

Subject:

Review of Unaudited Condensed Consolidated Interim Financial Statements for the three and nine month periods ended September 30, 2008

At your request, we have reviewed the following condensed consolidated interim financial statements of Bank Hapoalim B.M. and its subsidiaries: balance sheet as at September 30, 2008, statement of profit and loss and statement of changes in shareholders' equity for the three and nine months period then ended. Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia: reading of the aforementioned interim financial statements, reading the minutes of shareholders' meetings and meetings of the Board of Directors and its Committees, as well as making inquiries of officers of the Bank responsible for financial and accounting matters.

Since such a review is limited in scope and does not constitute an audit in accordance with Generally Accepted Auditing Standards, we do not express an opinion on the said condensed consolidated interim financial statements.

In the course of our review, nothing came to our attention which would indicate the necessity of making material changes in the condensed consolidated interim financial statements in order for them to be in conformity with Generally Accepted Accounting Principles and in accordance with the reporting instructions and directives of the Supervisor of Banks.

We draw attention to Note 9D(B) to the condensed interim financial statements regarding exposure to class action claims filed against the Bank and its subsidiary.

Somekh Chaikin
Certified Public Accountants (Isr.)

Ziv Haft
Certified Public Accountants (Isr.)

Tel-Aviv, November 25, 2008.

Condensed Consolidated Balance Sheet
as at September 30, 2008

(in millions of NIS)

December 31		September 30	
2007		**2008**	2007
Audited		Unaudited	
	Assets		
*35,695	Cash on hand and deposits with banks	**37,464**	39,798
*48,115	Securities	**29,681**	*49,103
471	Securities which were borrowed or bought under agreements to resell	**97**	*1,005
205,016	Credit to the public	**214,735**	198,925
404	Credit to governments	**268**	451
766	Investments in equity basis investees	**507**	878
3,941	Buildings and equipment	**3,814**	3,851
8,583	Other assets	**11,288**	7,888
302,991	Total assets	**297,854**	301,899
	Liabilities and Shareholders' Equity		
231,750	Deposits from the public	**214,802**	231,922
9,043	Deposits from banks	**14,935**	8,528
2,210	Deposits from the Government	**1,775**	2,285
1,388	Securities which were lent or sold under agreements to repurchase	**241**	1,104
18,812	Debentures and subordinated notes	**20,676**	18,402
20,068	Other liabilities	**25,919**	19,695
283,271	Total liabilities	**278,348**	281,936
942	Minority interests	**476**	806
18,778	Shareholders' equity	**19,030**	19,157
302,991	Total liabilities and shareholders' equity	**297,854**	301,899

* Reclassified.

The accompanying notes are an integral part of these condensed financial statements.

Dan Dankner
Chairman of the
Board of Directors

Zvi Ziv
President &
Chief Executive Officer

Ofer Levy
Senior Deputy Managing Director
Chief Accountant

Tel-Aviv, November 25, 2008.

Condensed Consolidated Statement of Profit and Loss

for the Periods Ended September 30, 2008

(in millions of NIS)

Year ended December 31		Three months ended September 30		Nine months ended September 30	
2007		**2008**	2007	**2008**	2007
Audited		Unaudited			
	Profit from financing activities				
6,933	before provision for doubtful debts	**2,083**	*2,417	**2,014**	*6,192
513	Provision for doubtful debts	**471**	139	**755**	522
	Profit from financing activities				
6,420	after provision for doubtful debts	**1,612**	*2,278	**1,259**	*5,670
	Operating and other income				
4,257	Operating commissions	**1,087**	*1,074	**3,265**	*3,157
251	Profits from investments in shares, net	**(38)**	30	**(17)**	174
742	Other income	**104**	*163	**394**	*557
5,250	Total operating and other income	**1,153**	*1,267	**3,642**	*3,888
	Operating and other expenses				
4,769	Salaries and related expenses	**1,135**	1,312	**3,683**	3,565
	Maintenance and depreciation of buildings				
1,300	and equipment	**332**	336	**1,001**	951
1,871	Other expenses	**493**	484	**1,455**	1,333
7,940	Total operating and other expenses	**1,960**	2,132	**6,139**	5,849
3,730	Operating profit (loss) before taxes	**805**	1,413	**(1,238)**	3,709
	Provision for taxes (tax benefit)				
1,458	on operating profit (loss)	**330**	561	**(191)**	1,489
2,272	Operating profit (loss) after taxes	**475**	852	**(1,047)**	2,220
	The share in net, after-tax operating profits				
189	of equity basis investees	**(77)**	9	**(64)**	127
	Minority interests, net in after-tax operating				
(133)	profits of subsidiary companies	**(14)**	(35)	**35**	(115)
2,328	Net operating profit (loss)	**384**	826	**(1,076)**	2,232
	Net profit (loss) from extraordinary				
351	transactions, after taxes	**57**	(3)	**544**	228
2,679	Net profit	**441**	823	**(532)**	2,460
	Earnings per share (in NIS):				
	Basic earnings				
1.85	Net operating profit (loss)	**0.29**	0.66	**(0.83)**	1.77
0.28	Profit (loss) from extraordinary transactions	**0.04**	(0.00)	**0.42**	0.18
2.13	Net profit (loss) per share	**0.33**	0.66	**(0.41)**	1.95
	Diluted earnings				
1.83	Net operating profit (loss)	**0.29**	0.66	**(0.83)**	1.77
0.28	Profit (loss) from extraordinary transactions	**0.04**	(0.00)	**0.42**	0.18
2.11	Net profit (loss) per share	**0.33**	0.66	**(0.41)**	1.95

* Reclassified.

The accompanying notes are an integral part of these condensed financial statements.

Condensed Statement of Changes in Shareholders' Equity
for the periods Ended September 30, 2008

(in millions of NIS)

	For the three months ended September 30, 2008									
		Capital Reserves			Cumulative other comprehensive income					
	Share Capital and Premium	Capital fund inherent in share based payment transactions	Other Capital funds	Total Capital and capital reserves	Adjustments in respect of presentation of securities available for sale at fair value	Translation adjustments**	Net Profits (losses) from cash flow hedging	Surplus	Dividend declared after the balance sheet date	Total Shareholder's equity
	Unaudited									
Balance as at June 30, 2008	*8,014	*136	5	8,155	61	(73)	(90)	10,705		18,758
Net profit								441		441
Adjustments in respect of presentation of securities available for sale at fair value					(351)					(351)
Adjustments in respect of presentation of securities available for sale which were reclassified to the statement of profit and loss					20					20
Related tax effect					119					119
Benefit inherent in share based payment transactions		16		16						16
Realized share options	4	(4)								
Net loss in respect of cash flow hedging							(21)			(21)
Net profit in respect of cash flow hedging which were reclassified to the statement of profit and loss							55			55
Related tax effect							(12)			(12)
Translation adjustments relating to equity basis investees**						(19)				(19)
Other adjustments relating to equity basis investees			24	24						24
Balance as at September 30, 2008	8,018	148	29	8,195	(151)	(92)	(68)	***11,146		19,030

* Reclassified.

** Adjustments from translation of financial statements of autonomous units.

*** Includes NIS 2,743 million that cannot be distributed as dividend.

The accompanying notes are an integral part of these condensed financial statements.

Condensed Statement of Changes in Shareholders' Equity
for the periods Ended September 30, 2008 (continued)

(in millions of NIS)

	For the three months ended September 30, 2007									
		Capital Reserves			Cumulative other comprehensive income					
	Share Capital and Premium	Capital fund inherent in share based payment transactions	Other Capital funds	Total Capital and capital reserves	Adjustments in respect of presentation of securities available for sale at fair value	Translation adjustments*	Net Profits (losses) from cash flow hedging	Surplus	Dividend declared after the balance sheet date	Total Shareholder's equity
	Unaudited									
Balance as at June 30, 2007	7,259	95	8	7,362	259	(3)	53	11,039	504	19,214
Net profit								823		823
Adjustments in respect of presentation of securities available for sale at fair value					(483)					(483)
Related tax effect					189					189
Dividend paid									(504)	(504)
Dividend that was declared after the balance sheet date								(403)	403	-
Benefit inherent in share based payment transactions		13		13						13
Net loss in respect of cash flow hedging							(154)			(154)
Related tax effect							59			59
Balance as at September 30, 2007	7,259	108	8	7,375	(35)	(3)	(42)	11,459	403	19,157

* Adjustments from translation of financial statements of autonomous units.

Condensed Statement of Changes in Shareholders' Equity

for the periods Ended September 30, 2008 (continued)

(in millions of NIS)

	For the nine months ended September 30, 2008									
	Capital Reserves				Cumulative other comprehensive income					
	Share Capital and Premium	Capital fund inherent in share based payment transactions	Other Capital funds	Total Capital and capital reserves	Adjustments in respect of presentation of securities available for sale at fair value	Translation adjustments*	Net Profits (losses) from cash flow hedging	Surplus	Dividend declared after the balance sheet date	Total Shareholder's equity
	Unaudited									
Balance as at December 31, 2007	**7,259**	**137**	**7**	**7,403**	**(145)**	**(11)**	**(147)**	**11,678**		**18,778**
Net loss								**(532)**		**(532)**
Share issue	**732**		**3**	**735**						**735**
Adjustments in respect of presentation of securities available for sale at fair value					**(639)**					**(639)**
Adjustments in respect of presentation of securities available for sale which were reclassified to the statement of profit and loss					**630**					**630**
Related tax effect					**3**					**3**
Benefit inherent in share based payment transactions		**38**		**38**						**38**
Realized share options	**27**	**(27)**								
Net profit in respect of cash flow hedging							**3**			**3**
Net profit in respect of cash flow hedging which were reclassified to the statement of profit and loss							**122**			**122**
Related tax effect							**(46)**			**(46)**
Translation adjustments relating to equity basis investees*						**(81)**				**(81)**
Other adjustments relating to equity basis investees			**19**	**19**						**19**
Balance as at September 30, 2008	**8,018**	**148**	**29**	**8,195**	**(151)**	**(92)**	**(68)**	****11,146**		**19,030**

* Adjustments from translation of financial statements of autonomous units.

** Includes NIS 2,743 million that cannot be divided as dividend.

Condensed Statement of Changes in Shareholders' Equity

for the periods Ended September 30, 2008 (continued)

(in millions of NIS)

	For the nine months ended September 30, 2007									
		Capital Reserves			Cumulative other comprehensive income					
	Share Capital and Premium	Capital fund inherent in share based payment transactions	Other Capital funds	Total Capital and capital reserves	Adjustments in respect of presentation of securities available for sale at fair value	Translation adjustments*	Net Profits (losses) from cash flow hedging	Surplus	Dividend declared after the balance sheet date	Total Shareholder's equity
	Unaudited									
Balance as at December 31, 2006	7,259	68	13	7,340	294	2	(2)	10,221	378	18,233
Net profit								2,460		2,460
Adjustments in respect of presentation of securities available for sale at fair value					(542)					(542)
Related tax effect					213					213
Dividend paid								(819)	(378)	(1,197)
Dividend that was declared after the balance sheet date								(403)	403	
Benefit inherent in share based payment transactions		40		40						40
Net loss in respect of cash flow hedging							(65)			(65)
Related tax effect							25			25
Translation adjustments relating to equity basis investees*						(5)				(5)
Other adjustments relating to equity basis investees			(5)	(5)						(5)
Balance as at September 30, 2007	7,259	108	8	7,375	(35)	(3)	(42)	11,459	403	19,157

Condensed Statement of Changes in Shareholders' Equity

for the periods Ended September 30, 2008 (continued)

(in millions of NIS)

	For the year ended December 31, 2007									
	Capital Reserves				Cumulative other comprehensive income					
	Share Capital and Premium	Capital fund inherent in share based payment transactions	Other Capital funds	Total Capital and capital reserves	Adjustments in respect of presentation of securities available for sale at fair value	Translation adjustments*	Net Profits (losses) from cash flow hedging	Surplus	Dividend declared after the balance sheet date	Total Shareholder's equity
	Audited									
Balance as at December 31, 2006	7,259	68	13	7,340	294	2	(2)	10,221	378	18,233
Net profit								2,679		2,679
Adjustments in respect of presentation of securities available for sale at fair value					(688)					(688)
Adjustments in respect of presentation of securities available for sale which were reclassified to the statement of profit and loss					(45)					(45)
Related tax effect					294					294
Dividend paid								(1,222)	(378)	(1,600)
Benefit inherent in share based payment transactions		69		69						69
Net loss in respect of cash flow hedging							(237)			(237)
Related tax effect							92			92
Translation adjustments relating to equity basis investees*						(13)				(13)
Other adjustments relating to equity basis investees			(6)	(6)						(6)
Balance as at December 31, 2007	7,259	137	7	7,403	(145)	(11)	(147)	11,678		18,778

* Adjustments from translation of financial statements of autonomous units.

Note 1

Accounting Policy and the Effect of New Accounting Standards in the Period Prior to Implementation

A. Accounting Policy

(1) The Condensed Financial Statements as at September 30, 2008 were prepared in accordance with the same accounting principles used in the preparation of the Audited Annual Financial Statements as at December 31, 2007, with the exception noted in Section B below. These reports should be perused in the context of the Annual Financial Statements as at December 31, 2007, and the accompanying Notes.

(2) Further to the statements in Note 2E to the Financial Statements as at December 31, 2007, the Bank has established principles in order to determine the amount of the provision for decline in value of an other-than-temporary nature in respect of asset-backed securities, as follows:

1. For securities which at the balance-sheet date the Bank does not intend to hold, or securities sold after the balance-sheet date, a decline in value will be recorded up to the fair value of the security.

2. For securities whose ratings have been significantly downgraded since the Bank's first investment in the security, a decline in value will be recorded up to the fair value of the security.

3. With regard to the remaining MBS portfolio that has not been sold, in securities for which the Bank does not have a model for examining expected losses according to the American standard EITF 99-20, the Bank implements a directive received from the Supervisor of Banks, according to which a decline in value of over 30% of the cost of each security constitutes a decline in value of an other-than-temporary nature, to be attributed to the statement of profit and loss.

B. Effect of New Accounting Standards in the Period Prior to Implementation

1. In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)" (hereinafter: the "Standard"). The Standard stipulates that entities subject to the Securities Law, 1968 and required to report under its regulations shall prepare their financial statements according to IFRS for periods starting as of January 1, 2008. The aforesaid does not apply to banking corporations whose financial statements are prepared according to the directives and guidelines of the Supervisor of Banks.

With regard to the manner of implementation of the Standard by banking corporations, the Supervisor of Banks has notified the banking corporations of the following:

a. The Supervisor of Banks intends to routinely set forth directives for the implementation of Israeli standards published by the Israel Accounting Standards Board based on IFRS that do not pertain to the core business of banking.

b. In the second half of 2009, the Supervisor of Banks will publish his decision regarding the implementation date of IFRS pertaining to the core business of banking, taking into consideration the results of the process of adoption of these standards in Israel, on one hand, and the progress of the convergence process between IFRS and American accounting standards, on the other hand.

Thus, with regard to the core business of banking, financial statements of banking corporations prepared according to the directives and guidelines of the Supervisor of Banks shall continue to be prepared based on the American accounting standards as stipulated in the Public Reporting Directives.

2. In December 2006, the Israel Accounting Standards Board issued Accounting Standard No. 23 concerning the accounting treatment of transactions between an entity and its controlling party (hereinafter: "Standard 23"). The standard replaces the Securities Regulations (Presentation of Transactions between a Corporation and its Controlling Party in Financial Statements), 1996, as adopted in the Public Reporting Directives of the Supervisor of Banks. The standard stipulates that assets and liabilities in respect of which a transaction has been executed between an entity and its controlling party shall be measured at the date of the transaction at fair value, with the difference between the fair value and the consideration allocated in the transaction to be allocated to shareholders' equity. A negative difference essentially constitutes a dividend and therefore reduces the balance of surpluses. A positive difference essentially constitutes an owner's investment, and is therefore stated in a separate item under shareholders' equity: "capital fund from a transaction between an entity and its controlling party."

The standard addresses three issues related to transactions between an entity and its controlling party, as follows:

- Transfers of assets to the entity from the controlling party, or alternatively, transfers of assets from the entity to the controlling party.
- Undertaking of a liability of the entity towards a third party, in full or in part, by the controlling party, or indemnification of the entity by its controlling party for expenses, or a waiver by the controlling party of a debt owed by the entity, in full or in part.
- Loans given to or received from the controlling party. In addition, the standard stipulates the disclosure to be made in the financial statements with regard to transactions between an entity and its controlling party during the period.

Note 1

Accounting Policy and the Effect of New Accounting Standards in the Period Prior to Implementation (continued)

In May 2008 the Supervisor of Banks issued a letter stating that the rules that are to apply to banking corporations and credit-card companies with regard to the treatment of transactions between an entity and its controlling party are being reexamined. According to the letter, the Supervisor of Banks intends to apply the following rules to transactions between banking corporations or credit-card companies and their controlling parties, and to transactions between banking corporations and companies under their control:

a. International financial reporting standards.

b. In the absence of a specific reference in the international reporting standards, generally accepted accounting principles in the United States applicable to banking corporations in the U.S. shall be applied, provided that they do not conflict with international reporting standards.

c. In the absence of references in U.S. generally accepted accounting principles, parts of Standard 23 shall be applied, provided that they do not conflict with international reporting standards or with U.S. generally accepted accounting principles, as noted above.

As at the date of publication of the financial statements, the Supervisor of Banks has not yet issued a final directive with regard to the adoption of specific rules on this subject and with regard to the manner of the first-time implementation thereof.

3. Measurement and Disclosure of Impaired Debts, Credit Risk, and Provision for Credit Losses

A circular of the Supervisor of Banks on the subject of "Measurement and Disclosure of Impaired Debts, Credit Risk, and Provision for Credit Losses" (hereinafter: the "Circular" or the "Directive") was issued on December 31, 2007. The Circular is based, among other things, on U.S. accounting standards and the related regulatory directives of bank supervision agencies and the Securities and Exchange Commission in the United States. The fundamental guiding principles of the Circular represent a substantial change from the current directives on the classification of problematic debts and the measurement of provisions for credit losses in respect of such debts (see Note 2F to the Annual Financial Statements for 2007).

According to the Circular, banking corporations are required to make provisions for credit losses at an appropriate level in order to cover estimated credit losses with respect to their credit portfolios. In addition to the aforesaid, according to the Circular, provisions must be made in a separate liability account at an appropriate level to cover estimated credit losses related to off-balance-sheet credit instruments, such as contractual engagements to provide credit and guarantees. The required provision to cover estimated credit losses with respect to the credit portfolio is to be assessed by one of two methods: "individual provisions" and "group provisions."

Individual provisions are to be applied for all debts where the contractual balance (without deducting accounting write-offs that do not involve legal waivers, unrecognized interest, provisions for credit losses, and collateral) is NIS 1 million or more, and for other debts identified by the banking corporation for individual assessment and for which the provision for decline in value is not included in the group provision. The individual provision for credit losses is to be assessed based on expected future cash flows, discounted at the effective interest rate of the debt; or, for debts contingent upon collateral, or when the Bank determines that seizure of an asset is expected, according to the fair value of the collateral placed under lien to secure the credit.

Group provisions are applied in provisions for the decline in value of large groups of small debts with similar risk attributes, and in respect of debts examined individually and found to be unimpaired. The specific provision for credit losses in respect of debts evaluated on a group basis, excluding housing loans, for which a minimum specific provision was calculated based on the extent of arrears, is to be calculated in accordance with the rules stipulated in U.S. accounting standard FAS 5 – Accounting for Contingencies (hereinafter: "FAS 5"). The required provision in respect of off-balance-sheet credit instruments is to be assessed in accordance with the rules stipulated in U.S. accounting standard FAS 5.

The Directive further stipulates various definitions and classifications of balance-sheet and off-balance-sheet credit risk, rules for the recognition of interest income from impaired debts, and rules for accounting write-offs of problematic debts. Among other things, the Circular states that accounting write-offs should be performed for any individually examined debts thought to be uncollectible, of such low value that their retention as assets is unjustified, or debts in respect of which the banking corporation has carried out prolonged collection efforts. With regard to debts evaluated on a group basis, write-off rules were established based on the period of arrears, depending on whether the debts are secured by residences, with the exception of housing loans for which a minimum provision is made according to the extent of arrears, debts secured by collateral other than residences, unsecured debts, debts of bankrupt borrowers, and debts created by fraud.

The Directive is to be implemented in the financial statements of banking corporations and credit-card companies from January 1, 2010 (hereinafter: the "First Implementation Date") forward. The Directive is not to be implemented retroactively in financial statements for previous periods.

Note 1

Accounting Policy and the Effect of New Accounting Standards in the Period Prior to Implementation (continued)

At the First Implementation Date, banking corporations and credit-card companies will be required, among other things: to perform accounting write-offs of all debts meeting the conditions for accounting write-offs on that date; adjust the balance of the provision for credit losses in respect of credit to the public and in respect of off-balance-sheet credit instruments at the transition date to the requirements of the Directive; classify all debts meeting the conditions for such classification as under special supervision, inferior, or impaired; cancel all accrued unpaid interest income in respect of all debts meeting the relevant conditions on that date, and examine the need to adjust the balance of current and deferred taxes receivable and payable.

Adjustments of the balance of the provision for credit losses in respect of credit to the public and in respect of off-balance-sheet credit instruments to the requirements of the Directive at the First Implementation Date are to be included directly in the reserves item within shareholders' equity.

In this connection, it is clarified that despite the definition according to which restructured problematic debt is impaired debt, banking corporations and credit-card companies are not required to classify as impaired debts restructured prior to January 1, 2007, provided that the debt is not impaired based on the conditions stipulated in the restructuring agreement.

Implementation of the Directive is expected to have implications for the Bank's future relationships with its customers, due to the requirement to implement principles suited to the business environment in the United States in the existing business environment in Israel. The stricter documentation requirements and requirements regarding the evaluation and execution of provisions for estimated credit losses in respect of debts with different classifications than those currently stipulated in the Public Reporting Directives and in Proper Conduct of Banking Business No. 314 concerning the treatment of problematic debts and in respect of off-balance-sheet credit exposures may have a material impact on the reported results and financial position of the Bank. In addition, implementation of the Directive requires substantial preparations and changes to existing information systems, which are currently not adapted to reporting according to the proposed principles.

The Bank will implement the requirements of the Circular as of January 1, 2010. The Board of Management of the Bank is preparing for implementation of the Directive. Preparations include the establishment of a steering committee led by a Member of the Board of Management; allocation of financial, computing, and human resources at the necessary level in order to comply with the requirements and timelines stipulated in the Directive; and the examination of processes, systems, controls, and procedures at the Bank related to credit risks.

As part of the implementation of the Directive, the Bank is developing and updating various computerized tools and processes, primarily the preparation of appropriate information infrastructures, administration of new debt components, segmentation of credit by the different types of provisions, identification of problematic credit, calculation of group provisions, accounting write-offs, adaptation of systems for the individual examination of credit, and adaptation of accounting systems for the required accounting treatment and reporting. As at September 30, 2008, the Bank is in a stage of development with regard to the preparation of the appropriate information infrastructures, the segmentation of credit by the different types of provisions, identification of problematic credit, the calculation of group provisions, and the adaptation of computer systems for the individual examination of credit. The other processes listed above are in the stage of defining requirements and specifications; development is planned to be completed by the date on which the Directive takes effect.

At this stage, prior to the completion of the required preparations at the Bank for the measurement of provisions for credit losses in accordance with the new Directive, the Board of Management of the Bank is unable to estimate the extent of the quantitative impact on the shareholders' equity of the Bank at the transition date and on its future financial results. At this stage, in light of the complex, prolonged implementation process of the Directive, the Board of Management of the Bank believes that it will not be possible to estimate the full extent of the quantitative impact on the shareholders' equity of the Bank at the transition date earlier than the end of the third quarter of 2009.

(in millions of NIS)

Note 2
Securities

Composition:

	as at September 30, 2008				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value*
1) Debentures held to maturity					
Debentures and bonds:					
Government	**29**	**29**	**-**	**-**	**29**
Of others	**2,178**	**2,178**	**-**	**-**	**2,178**
Total debentures held to maturity	**2,207**	**2,207**	**-**	**-**	**2,207**

	Book value	Amortized cost (in shares-cost)	Cumulative other comprehensive income Profits	Cumulative other comprehensive income Losses	Fair value*
2) Securities available for sale(4)					
Debentures and bonds:					
Government	**13,002**	**12,995**	**54**	**(47)**	**13,002**
Of others	**9,263**	**9,592**	**10**	**(339)**	**9,263**
Total debentures available for sale	**22,265**	**22,587**	**64**	**(386)**	**22,265**
Shares:					
Of others**	**1,700**	**1,575**	**156**	**(31)**	**(1)1,700**
Total Securities available for sale	**23,965**	**24,162**	**(2)220**	**(2)(417)**	**(1)23,965**

	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value*
3) Securities held for trading					
Debentures and bonds:					
Government	**3,429**	**3,428**	**5**	**(4)**	**3,429**
Of others	**55**	**56**	**-**	**(1)**	**55**
Total debentures held for trading	**3,484**	**3,484**	**5**	**(5)**	**3,484**
Shares:					
of others	**25**	**26**	**-**	**(1)**	**25**
Total securities held for trading	**3,509**	**3,510**	**(3)5**	**(3)(6)**	**3,509**
Total securities	**29,681**	**29,879**	**225**	**(423)**	**29,681**

* Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.

** According to the directive of the Supervisor of Banks, the Bank has included its share of credit granted by consortiums of banks, to be repaid via realization of traded shares on the stock exchange by a receiver, under the 'available-for -sale securities' item. As of this date, accounting with respect to the balance of such credit is handled in accordance with the Supervisor of Banks' directives on reporting to the public which apply to securities available for sale. These securities are presented at the fair value or the balance of the credit - the lower of the two.

(1) Including shares and options for which no fair value is available, which are stated at cost, amounting to NIS 631 million.

(2) Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".

(3) Attributed to the Statement of Profit and Loss.

(4) Since the end of September 2008 and until the end of October 2008, the securities available-for- sale portfolio decreased in value by an additional NIS 280 million. The decline stems mainly from the investment in Israeli Government bonds in the amount of NIS 82 million, a decline in investment in shares in the amount of NIS 67 million and in the asset-backed securities portfolio in the amount of NIS 96 million. During the month of November the decline in the capital market continued.

(in millions of NIS)

Note 2
Securities
(continued)

4) Additional consolidated data regarding the asset-backed securities available for sale[(1)]

	as at September 30, 2008				
		Cumulative other comprehensive profit			
	Amortized cost	Profits*	Losses*	Fair value	Decline in value of an other than temporary nature**
Mortgage backed securities (MBS):	**558**	**5**	**50**	**513**	**80**
Asset backed securities (ABS):					
Automobile loans	**18**	**-**	**-**	**18**	**-**
Commercial and Industrial loans	**144**	**1**	**19**	**126**	**38**
Structured Investment Vehicles (SIV)	**-**	**-**	**-**	**-**	**367**
Collateralized Debt Obligations (CDO)	**564**	**-**	**67**	**497**	**18**
Other***	**1,290**	**-**	**4**	**1,286**	**-**
Total Asset backed securities	**2,016**	**1**	**90**	**1,927**	**423**
Total	**2,574**	**6**	**140**	**2,440**	**503**

* Attributed to the Statement of changes in Shareholder's equity.
** Charged as a loss in the Statement of Profit and Loss during January-September 2008.
*** Includes Commercial Paper totaling NIS 1,206 million purchased in securitization transactions in which the Bank acted as the sponsor.
(1) For further details regarding activity in asset backed securities, see section "Activity of the Bank Group in Asset-Backed Securities" in the Board of Directors Report.

(in millions of NIS)

Note 2

Securities
(continued)

5) Further details regarding mortgage-backed and asset-backed securities available for sale in an unrealized loss position from adjustments to fair value

	as at September 30, 2008					
	Less than 12 months		12 months and above		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Mortgage backed securities (MBS):	**188**	**14**	**188**	**36**	**376**	**50**
Asset backed securities (ABS)						
Commercial and Industrial loans	**20**	**5**	**53**	**14**	**73**	**19**
Collateralized Debt Obligations (CDO)	**407**	**58**	**61**	**9**	**468**	**67**
Other	**-**	**-**	**25**	**4**	**25**	**4**
Total Asset backed securities	**427**	**63**	**139**	**27**	**566**	**90**
Total	**615**	**77**	**327**	**63**	**942**	**140**

6) Distribution of mortgage-backed and asset-backed securities available for sale in an unrealized loss position from adjustments to fair value

	as at September 30, 2008					
	Less than 12 months		12 months and above		Total	
	Fair Value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Price in %:						
Between 70-100	**615**	**77**	**327**	**63**	**942**	**140**

(in millions of NIS)

Note 2
Securities

Composition:

	as at December 31, 2007				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value**
1) Debentures held to maturity					
Debentures and bonds:					
Government	20	20	-	-	20
Of others	2,443	2,443	-	-	2,443
Total debentures held to maturity	2,463	2,463	-	-	2,463

	Book value	Amortized cost (in shares-cost)	Cumulative other comprehensive income		Fair value**
			Profits	Losses	
2) Securities available for sale					
Debentures and bonds:					
Government	13,562	13,475	115	(28)	13,562
Of others	*26,921	*27,617	217	(913)	*26,921
Total debentures available for sale	*40,483	*41,092	332	(941)	*40,483
Shares:					
Of others***	1,876	1,513	370	(7)	(1)1,876
Total Securities available for sale	*42,359	*42,605	(2)702	(2)(948)	(1)*42,359

	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value**
3) Securities held for trading					
Debentures and bonds:					
Government	3,213	3,209	7	(3)	3,213
Of others	50	50	-	-	50
Total debentures held for trading	3,263	3,259	7	(3)	3,263
Shares:					
of others	30	30	-	-	30
Total securities held for trading	3,293	3,289	(3)7	(3)(3)	3,293
Total securities	*48,115	*48,357	709	(951)	*48,115

* Reclassifed.

** Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.

*** According to the directive of the Supervisor of Banks, the Bank has included its share of credit granted by consortiums of banks, to be repaid via realization of traded shares on the stock exchange by a receiver, under the 'available-for -sale securities' item. As of this date, accounting with respect to the balance of such credit is handled in accordance with the Supervisor of Banks' directives on reporting to the public which apply to securities available for sale.These securities are presented at the fair value or the balance of the credit - the lower of the two.

(1) Including shares and options for which no fair value is available, which are stated at cost, amounting to NIS 558 million.

(2) Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".

(3) Attributed to the Statement of Profit and Loss.

(in millions of NIS)

Note 2
Securities
(continued)

4) Additional consolidated data regarding the asset-backed securities available for sale[1]

	as at December 31, 2007				
		Cumulative other comprehensive profit			
	Amortized cost	Profits*	Losses*	Fair value	Decline in value of an other than temporary nature**
Mortgage backed securities (MBS):					
Pass Through type securities					
Securities secured by GNMA	21	-	-	21	-
Securities issued by FNMA & FHLMC	1,583	6	5	1,584	-
Total Pass Through type securities	1,604	6	5	1,605	-
Other Mortgage backed securities					
(including CMO)	13,354	19	609	12,764	-
Total Mortgage Backed Securities	14,958	25	614	14,369	-
Asset backed securities (ABS):					
Automobile loans	24	-	-	24	-
Commercial and Industrial loans	219	-	14	205	-
Structured Investment Vehicles (SIV)	409	-	28	381	1,122
Collateralized Debt Obligations (CDO)	786	1	15	772	50
Other***	1,994	-	3	1,991	4
Total Asset backed securities	3,432	1	60	3,373	1,176
Total	18,390	26	674	17,742	1,176

* Attributed to the Statement of changes in Shareholder's equity.

** Charged as a loss in the Statement of Profit and Loss as at December 31, 2007.

*** Includes Commercial Paper totaling NIS 1,882 million purchased in securitization transactions in which the Bank acted as the sponsor.

(1) For further details regarding activity in asset backed securities, see section "Activity of the Bank Group in Asset-Backed Securities" in the Board of Directors Report.

(in millions of NIS)

Note 2

Securities
(continued)

5) Further details regarding mortgage-backed and asset-backed securities available for sale in an unrealized loss position from adjustments to fair value

	as at December 31, 2007					
	Less than 12 months		12 months and above		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities issued by FNMA & FHLMC	724	5	-	-	724	5
Other Mortgage backed securities (including CMO)	10,792	608	40	1	10,832	609
Total Mortgage backed securities	11,516	613	40	1	11,556	614
Asset backed securities (ABS):						
Commercial and Industrial loans	181	13	24	1	205	14
Structured Investment Vehicles (SIV)	244	28	-	-	244	28
Collateralized Debt Obligations (CDO)	420	15	-	-	420	15
Other	32	3	-	-	32	3
Total Asset backed securities	877	59	24	1	901	60
Total	12,393	672	64	2	12,457	674

6) Distribution of mortgage-backed and asset-backed securities available for sale in an unrealized loss position from adjustments to fair value

	as at December 31, 2007					
	Less than 12 months		12 months and above		Total	
	Fair Value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Price in %:						
Between 70-100	12,393	672	64	2	12,457	674

Note 3

Sale of Mortgage-Backed Bond Portfolio

On May 20, 2008, the Board of Directors of the Bank decided to realize the Bank's full holdings in mortgage-backed securities which were purchased by the Bank's New York branch (hereinafter: the "MBS Portfolio"). The volume of the investment in these securities at that date totaled approximately USD 3.42 billion.

Further to the decision of the Board of Directors, on May 20, 2008, the Bank sold its entire MBS Portfolio to the investment fund Pimco, through Deutsche Bank, for a total consideration of approximately USD 2.55 billion.

In the Financial Statements as at March 31, 2008, the Bank set the value of the MBS Portfolio that was sold in accordance with the amount of the aforesaid consideration. Accordingly, the Bank recorded a loss in the amount of approximately NIS 3,101 million (about USD 870 million) in the Financial Statements as at March 31, 2008, which was included in the item "loss from financing activity before provision for doubtful debts."

Note 4

Investment in Subsidiary and Affiliated Companies

A. Sale of Bank Massad

The transaction for the sale of the Bank's full holdings in Bank Massad was completed on May 14, 2008.

The Bank recorded profit in the amount of NIS 50 million in the second quarter of 2008, included in the item "net profit from extraordinary transactions after taxes."

As of the second quarter of 2008, the Bank no longer consolidates the financial statements of Bank Massad.

The following are the main balance-sheet and result data from the financial statements of Bank Massad, as included in the consolidated financial statements of the Bank Group:

Balance-sheet data:	March 31, 2008
	NIS millions
Total assets	2,807
Securities	797
Credit to the public	1,943
Deposits from the public	3,189

	For the nine months ended September 30		For the year
	2008	2007	2007
Profit and loss data:		NIS millions	
Profit from financing activity			
before provision for doubtful debts	**36**	96	131
Provision for doubtful debts	**3**	6	13
Fees and other income	**15**	44	52
Operating expenses	**36**	93	113

The sale agreement states that Bank Massad will continue to receive computer services from the Bank, according to the terms currently prevailing between the Bank and Bank Massad, for a period of three years from the date of completion of the transaction.

B. Sale of Bank Yahav

The transaction for the sale of the Bank's full holdings in Bank Yahav was completed on July 10, 2008. The Bank recorded profit in the amount of approximately NIS 49 million in the third quarter of 2008, included under the item "net profit from extraordinary transactions after taxes."

As of the third quarter of 2008, the Bank no longer consolidates the financial statements of Bank Yahav.

Note 4

Investment in Subsidiary and Affiliated Companies (continued)

The following are the main balance-sheet and result data from the financial statements of Bank Yahav, as included in the consolidated financial statements of the Bank Group:

Balance-sheet data:	June 30, 2008
	NIS millions
Total assets	7,753
Securities	2,634
Credit to the public	3,389
Deposits from the public	9,173

Profit and loss data:	For the nine months ended September 30		For the year
	2008	2007	2007
	NIS millions		
Profit from financing activity before provision for doubtful debts	**123**	184	245
Provision for doubtful debts	**2**	3	6
Fees and other income	**34**	74	99
Operating expenses	**12**	147	224

The sale agreement states that Bank Yahav will continue to receive computer services from the Bank, according to the terms currently prevailing between the Bank and Bank Yahav, for a period of three years from the date of completion of the transaction.

C. Delek Real Estate

Prior to the publication of the Financial Statements as at June 30, 2008; the Bank hired an independent assessor with the suitable professional qualifications to examine the recoverable amount of the Bank's investment in Delek Real Estate. Giza Zinger Even performed the valuation, in accordance with commonly accepted principles in the field of financing. The valuation was made using the NAV (net asset value) method, under the assumption of a "going-concern", based on the aggregate value of the assets of Delek Real Estate net of the value of its liabilities. In accordance with the valuation, the recoverable amount of the Bank's investment in Delek Real Estate is higher than the value of the investment in the Bank's books; consequently, no provision for decline in value was made in respect of this investment in the Financial Statements as at June 30, 2008. The assumptions used to perform the valuation were based on a capital price of 9%-15%, according to the geographical location and characteristics of each project. Sale prices and construction costs in the valuation were based on existing data on sales and construction costs for each specific project, or on data from other projects located in the same area. Given the continued decline in the share's market value and the economic developments in Israel and globally, the Bank included a provision for decline in value in the amount of NIS 50 million (NIS 38 million net of tax) in respect of its investment in Delek Real Estate, based on the evaluation of the Board of Management.

The Bank's investment in the company as at September 30, 2008, after the provision for decline in value, totaled NIS 119 million, similar to the market value of the investment at that date.

Note 5

Shareholders' Equity

A. On April 7, 2008, the Bank allocated to York Capital Management 52,500,000 ordinary shares of the Bank and 7,500,000 options (in two allocations) exercisable into shares, in consideration for a total of NIS 735 million. The consideration received was attributed to the shares and options according to their relative fair value.

The first allocation consists of 3,750,000 option notes, each exercisable into one ordinary share of the Bank for a period of twelve months from the closing date of the transaction, on March 26, 2008, at an exercise price of NIS 19 per ordinary share.

The second allocation consists of 3,750,000 option notes, each exercisable into one ordinary share of the Bank for a period of 24 months from the closing date of the transaction, on March 26, 2008, at an exercise price of NIS 22 per ordinary share.

B. On August 6, 2008, the special general meeting of the Bank's shareholders resolved to increase the Bank's registered capital by an additional 2 billion ordinary shares with par value of NIS 1 each, such that following the said increase the registered capital of the Bank would consist of 4 billion ordinary shares; and resolved to amend the memorandum and articles of the Bank accordingly.

Note 6
Capital Adequacy

Capital adequacy is calculated in accordance with the rules set forth in the Supervisor of Banks' Directive No. 311 ("Minimum Capital Ratio") and No. 341 ("Capital Allocations for Exposure to Market Risks").

A. Consolidated

	September 30		December 31
	2008	2007	2007
	unaudited		audited
1. Capital for the purpose of calculating the capital to risk assets ratio			
Tier I capital	**21,323**	20,373	21,152
Total Capital	**31,086**	28,361	28,926

	September 30, 2008		September 30, 2007		December 31, 2007	
	unaudited				audited	
	Balances*	Risk Balances	Balances*	Risk Balances	Balances*	Risk Balances
2. Weighted risk balances						
Credit risk						
Assets	**298,730**	**215,897**	302,606	220,410	303,944	223,951
Off-balance sheet instruments	**71,604**	**48,214**	72,065	49,482	76,543	52,899
Total credit risk assets	**370,334**	**264,111**	374,671	269,892	380,487	276,850
Market risk	**-**	**5,978**	-	4,611	-	5,067
Total risk assets	**370,334**	**270,089**	374,671	274,503	380,487	281,917

* Assets-balance sheet balances; off-balance sheet instruments-stated value calculated taking into account the conversion ratios to credit.

	September 30		December 31
	2008	2007	2007
	unaudited		audited
3. Ratio of capital to risk assets			
Ratio of Tier I capital to risk assets	**7.89%**	7.42%	7.50%
Total ratio of capital to risk assets	**11.51%**	10.33%	10.26%
Total minimum capital ratio as required by the Supervisor of Banks	**9.00%**	9.00%	9.00%
B. Subsidiaries abroad under Supervisor's directive to maintain minimum capital requirement			
Bank Pozitif			
Ratio of Tier I capital to risk assets	**31.60%**	36.45%	39.02%
Total ratio of capital to risk assets	**32.40%**	37.10%	39.58%
Total minimum capital ratio as required by the Supervisor of Banks	**15.00%**	15.00%	15.00%

Note 7
Retirement Program

In May 2008, the Board of Directors of the Bank resolved to implement a voluntary-retirement program at a cost of NIS 300 million, charged to the statement of profit and loss in the first quarter of 2008. Upon the retirement of most of these employees, the retirement program totaled NIS 362 million.

(in millions of NIS)

Note 8

Assets and Liabilities According to Linkage Basis - Consolidated

	as at September 30, 2008						
	Israeli currency		Foreign currency[1]				
	Unlinked	Linked to the CPI	U.S. Dollars	Euro	Other	Non-monetary items*	Total
Assets							
Cash on hand and deposits with banks	6,559	311	27,705	2,219	670	-	37,464
Securities	13,678	1,310	7,263	3,366	2,339	1,725	29,681
Securities which were borrowed or bought under agreement to resell	-	-	-	-	97	-	97
Credit to the public[2]	104,778	60,674	29,902	8,675	10,482	224	214,735
Credit to governments	-	41	227	-	-	-	268
Investments in equity basis investees	-	-	-	-	-	507	507
Buildings and equipment	-	-	-	-	-	3,814	3,814
Other assets	3,634	689	5,067	275	1,127	496	11,288
Total assets	128,649	63,025	70,164	14,535	14,715	6,766	297,854
Liabilities							
Deposits from the public	110,134	21,076	59,751	16,086	7,531	224	214,802
Deposits from banks	8,405	2,322	2,576	981	651	-	14,935
Deposits from the Government	25	1,611	139	-	-	-	1,775
Securities which were lent or sold under agreements to repurchase	-	-	-	-	241	-	241
Debentures and subordinated notes	1,129	17,036	2,280	114	117	-	20,676
Other liabilities	16,329	2,179	5,600	349	1,135	327	25,919
Total liabilities	136,022	44,224	70,346	17,530	9,675	551	278,348
Excess of assets (liabilities)	(7,373)	18,801	(182)	(2,995)	5,040	6,215	19,506
Effect of hedging derivative instruments:							
Derivative instruments (not including options)	-	-	82	(82)	-		
Effect of not hedging derivative instruments:							
Derivative instruments (not including options)	15,108	(14,251)	1,339	3,066	(5,262)		
Options in the money, net (in terms of underlying assets)	1,344	-	(1,767)	(173)	596		
Options out of the money, net (in terms of underlying assets)	(37)	-	357	(262)	(58)		
Total	9,042	4,550	(171)	(446)	316	6,215	
Options in the money, net (present value of stated amount)	1,208	-	(1,675)	(262)	729		
Options out of the money, net (present value of stated amount)	1,339	-	131	(495)	(975)		

* Including derivative instruments whose underlying assets refer to a non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts - partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

(in millions of NIS)

Note 8

Assets and Liabilities According to Linkage Basis - Consolidated (continued)

	as at September 30, 2007						
	Israeli currency		Foreign currency[1]				
	Unlinked	Linked to the CPI	U.S. Dollars	Euro	Other	Non-monetary items**	Total
Assets							
Cash on hand and deposits with banks	7,807	1,364	26,743	1,629	2,255	-	39,798
Securities	13,338	2,093	24,169	5,220	*2,384	1,899	*49,103
Securities which were borrowed or bought under agreement to resell	-	-	1,005	-	*-	-	*1,005
Credit to the public[2]	85,380	56,614	35,509	8,999	11,418	1,005	198,925
Credit to governments	-	60	391	-	-	-	451
Investments in equity basis investees	-	-	-	-	-	878	878
Buildings and equipment	-	-	-	-	-	3,851	3,851
Other assets	2,730	188	2,000	463	2,008	499	7,888
Total assets	109,255	60,319	89,817	16,311	18,065	8,132	301,899
Liabilities							
Deposits from the public	104,430	23,721	79,011	14,692	9,063	1,005	231,922
Deposits from banks	3,826	976	3,079	159	488	-	8,528
Deposits from the Government	34	2,084	165	1	1	-	2,285
Securities which were lent or sold under agreements to repurchase	-	-	1,031	-	73	-	1,104
Debentures and subordinated notes	1,241	13,322	3,503	140	196	-	18,402
Other liabilities	13,767	683	2,426	597	1,865	357	19,695
Total liabilities	123,298	40,786	89,215	15,589	11,686	1,362	281,936
Excess of assets (liabilities)	(14,043)	19,533	602	722	6,379	6,770	19,963
Effect of hedging derivative instruments:							
Derivative instruments (not including options)	-	-	96	(96)	-		
Effect of not hedging derivative instruments:							
Derivative instruments (not including options)	16,959	(9,838)	(938)	(224)	(5,959)		
Options in the money, net (in terms of underlying assets)	613	(102)	(242)	(574)	305		
Options out of the money, net (in terms of underlying assets)	108	-	(421)	315	(2)		
Total	3,637	9,593	(903)	143	723	6,770	
Options in the money, net (present value of stated amount)	753	(103)	219	(1,190)	321		
Options out of the money, net (present value of stated amount)	480	-	(1,538)	778	280		

* Reclassified.
** Including derivative instruments which their underlying assets refer to a non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts - partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

(in millions of NIS)

Note 8

Assets and Liabilities According to Linkage Basis - Consolidated (continued)

	as at December 31, 2007						
	Israeli currency		Foreign currency(1)				
	Unlinked	Linked to the CPI	U.S. Dollars	Euro	Other	Non-monetary items**	Total
Assets							
Cash on hand and deposits with banks	5,311	1,258	*25,648	1,710	1,768	-	*35,695
Securities	13,564	2,152	*22,708	4,957	2,828	1,906	*48,115
Securities which were borrowed or							
bought under agreement to resell	6	-	385	-	80	-	471
Credit to the public(2)	91,148	56,424	34,242	9,478	12,776	948	205,016
Credit to governments	1	50	353	-	-	-	404
Investments in equity basis investees	-	-	-	-	-	766	766
Buildings and equipment	-	-	-	-	-	3,941	3,941
Other assets	2,874	776	2,604	474	1,412	443	8,583
Total assets	112,904	60,660	85,940	16,619	18,864	8,004	302,991
Liabilities							
Deposits from the public	105,814	23,305	76,734	15,506	9,443	948	231,750
Deposits from banks	3,765	958	3,571	305	444	-	9,043
Deposits from the Government	70	1,983	155	1	1	-	2,210
Securities which were lent or sold							
under agreements to repurchase	-	-	1,240	-	148	-	1,388
Debentures and subordinated notes	1,261	14,049	3,178	139	185	-	18,812
Other liabilities	14,174	989	2,561	530	1,515	299	20,068
Total liabilities	125,084	41,284	87,439	16,481	11,736	1,247	283,271
Excess of assets (liabilities)	(12,180)	19,376	(1,499)	138	7,128	6,757	19,720
Effect of hedging derivative instruments:							
Derivative instruments (not including options)	-	-	92	(92)	-		
Effect of not hedging derivative instruments:							
Derivative instruments (not including options)	19,006	(13,843)	1,358	305	(6,826)		
Options in the money, net							
(in terms of underlying assets)	147	-	(707)	401	159		
Options out of the money, net							
(in terms of underlying assets)	602	-	(307)	(392)	97		
Total	7,575	5,533	(1,063)	360	558	6,757	
Options in the money, net							
(present value of stated amount)	37	-	(906)	699	170		
Options out of the money, net							
(present value of stated amount)	2,365	-	(2,103)	(667)	405		

* Reclassified.

** Including derivative instruments which their underlying assets refer to a non-monetary item.

(1) Including linked to foreign currency.

(2) After deduction of provisions for doubtful debts - partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

Notes to the Condensed Financial Statements (in millions of NIS)

Note 9

Contingent Liabilities and Special Commitments - consolidated

	September 30		December 31
	2008	2007	2007
	Unaudited		Audited
A. Off-balance sheet financial instruments:			
Contract balances or nominal amounts -			
Transactions, the balance of which represents a credit risk:			
(1) Documentary credit	**1,675**	1,181	1,113
(2) Credit guarantees	**11,215**	12,610	13,606
(3) Guarantees to purchasers of apartments	**7,685**	6,195	6,500
(4) Other guarantees and liabilities	**12,554**	11,026	12,292
(5) Unutilized credit facilities for credit cards	**10,563**	12,040	12,089
(6) Unutilized revolving debitory facilities	**78,860**	61,585	63,486
(7) Irrevocable obligations to grant credit, which has been approved but is yet undrawn	**33,693**	39,296	38,105
(8) Obligations to issue guarantees	**5,034**	3,828	3,677
B. Contingent liabilities and other special commitments:			
(1) Construction and purchase of buildings and equipment	**25**	63	32
(2) Rent payable in future years for buildings and equipment in respect of commitments for periods longer than three years after balance sheet date:			
First year	**82**	75	77
Second year	**83**	76	77
Third year	**83**	76	77
Fourth year	**80**	71	74
Fifth year	**69**	64	67
Over five years	**518**	485	477
Total rent for buildings and equipment	**915**	847	849

(in millions of NIS)

Note 9

Contingent Liabilities and Special Commitments - consolidated (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates:

a. Nominal value of derivative instruments

	September 30, 2008				
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts
	NIS-CPI	Other			
1. Hedging derivatives*					
Swaps	-	14,576	127	-	-
Total	-	14,576	127	-	-
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	5,216			
2. ALM derivatives*,**					
Futures contracts	-	3,052	-	-	-
Forward contracts	10,294	56,752	79,058	108	8,516
Option contracts traded on an exchange					
Options written	-	-	35	-	-
Options bought	-	-	35	-	-
Other option contracts					
Options bought	-	272	272	-	-
Swaps	-	102,068	12,935	-	-
Total	10,294	162,144	92,335	108	8,516
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	54,621			

* Except for credit derivatives and foreign currency spot swap contracts.

** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 9

Contingent Liabilities and Special Commitments - consolidated (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

a. Nominal value of derivative instruments (continued)

	September 30, 2008				
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts
	NIS-CPI	Other			
3. Other derivatives*					
Futures contracts	-	**599**	-	-	-
Forward contracts	-	-	**7,490**	**255**	-
Option contracts traded on an exchange					
Options written	-	-	**2,140**	**5,295**	-
Options bought	-	-	**2,143**	**5,295**	-
Other option contracts					
Options written	-	**5,830**	**44,673**	**9,344**	**5,217**
Options bought	-	**5,551**	**44,224**	**2,860**	**4,898**
Swaps	-	**2,688**	**1,485**	**2,947**	-
Total	-	**14,668**	**102,155**	**25,996**	**10,115**
4. Credit derivatives and spot swap foreign currency contracts					
Credit derivatives for which the banking corporation is a guarantor			-		**2,834**
Credit derivatives for which the banking corporation is a beneficiary			-		**239**
Spot swap foreign currency contracts			**27,327**		-

* Except for credit derivatives and foreign currency spot swap contracts.

(in millions of NIS)

Note 9

Contingent Liabilities and Special Commitments - consolidated (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

b. Gross fair value of derivative instruments

	September 30, 2008				
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts
	NIS-CPI	Other			
1. Hedging derivatives*					
Gross positive fair value	-	**80**	-	-	-
Gross negative fair value	-	**295**	**45**	-	-
2. ALM derivatives*,**					
Gross positive fair value	**16**	**1,611**	**2,166**	**24**	**280**
Gross negative fair value	**228**	**1,713**	**2,959**	**24**	**273**
3. Other derivatives*					
Gross positive fair value	-	**80**	**2,679**	**438**	**599**
Gross negative fair value	-	**94**	**2,839**	**318**	**610**
4. Credit derivatives					
Credit derivatives for which the banking corporation is a guarantor					
Gross positive fair value					**1**
Gross negative fair value					**522**
Credit derivatives for which the banking corporation is a beneficiary					
Gross positive fair value					**80**

* Except for credit derivatives.
** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 9

Contingent Liabilities and Special Commitments - consolidated (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

a. Nominal value of derivative instruments

	September 30, 2007				
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts
	NIS-CPI	Other			
1. Hedging derivatives*					
Swaps	-	26,108	151	-	-
Total	-	26,108	151	-	-
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	12,715			
2. ALM derivatives*,**					
Futures contracts	-	17,653	607	-	-
Forward contracts	8,823	50,010	84,740	-	-
Option contracts traded on an exchange					
Options written	-	-	80	-	-
Options bought	-	-	80	-	-
Other option contracts					
Options bought	-	326	-	-	-
Swaps	-	74,382	9,440	-	-
Total	8,823	142,371	94,947	-	-
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	36,615			

* Except for credit derivatives.

** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 9

Contingent Liabilities and Special Commitments - consolidated (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

a. Nominal value of derivative instruments (continued)

	September 30, 2007				
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts
	NIS-CPI	Other			
3. Other derivatives*					
Futures contracts	-	11,369	-	-	-
Forward contracts	-	-	12,571	-	-
Option contracts traded on an exchange					
Options written	-	-	1,688	10,692	-
Options bought	-	-	1,521	10,692	-
Other option contracts					
Options written	100	15,217	62,369	11,627	-
Options bought	-	15,317	57,980	2,426	-
Swaps	-	7,103	2,739	3,140	-
Total	100	49,006	138,868	38,577	-
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	482			
4. Credit derivatives and spot swap foreign currency contracts					
Credit derivatives for which the banking corporation is a guarantor					4,470
Credit derivatives for which the banking corporation is a beneficiary					602
Spot swap foreign currency contracts			13,863		

* Except for credit derivatives and foreign currency spot swap contracts.

(in millions of NIS)

Note 9

Contingent Liabilities and Special Commitments - consolidated (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

b. Gross fair value of derivative instruments

	September 30, 2007				
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts
	NIS-CPI	Other			
1. Hedging derivatives*					
Gross positive fair value	-	163	-	-	-
Gross negative fair value	-	345	55	-	-
2. ALM derivatives*,**					
Gross positive fair value	103	812	2,146	1	-
Gross negative fair value	76	775	1,856	-	-
3. Other derivatives*					
Gross positive fair value	-	163	1,755	906	-
Gross negative fair value	8	218	1,726	621	-
4. Credit derivatives					
Credit derivatives for which the banking corporation is a guarantor:					
Gross positive fair value					29
Gross negative fair value					21
Credit derivatives for which the banking corporation is a beneficiary:					
Gross negative fair value					8

* Except for credit derivatives.

** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 9

Contingent Liabilities and Special Commitments - consolidated (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

a. Nominal value of derivative instruments

	December 31, 2007				
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts
	NIS-CPI	Other			
1. Hedging derivatives*					
Swaps	-	24,294	148	-	-
Total	-	24,294	148	-	-
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	8,186			
2. ALM derivatives*,**					
Futures contracts	-	5,719	809	-	-
Forward contracts	9,282	54,870	83,127	-	4,037
Option contracts traded on an exchange					
Options written	-	-	58	-	-
Options bought	-	-	58	-	-
Other option contracts					
Options bought	-	311	191	-	-
Swaps	150	79,062	11,554	-	-
Total	9,432	139,962	95,797	-	4,037
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	42,319			

* Except for credit derivatives.

** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 9

Contingent Liabilities and Special Commitments - consolidated (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

a. Nominal value of derivative instruments (continued)

	December 31, 2007				
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts
	NIS-CPI	Other			
3. Other derivatives*					
Futures contracts	-	192	-	-	-
Forward contracts	-	-	13,271	149	-
Option contracts traded on an exchange					
Options written	-	-	3,770	12,647	-
Options bought	-	-	3,770	12,647	-
Other option contracts					
Options written	-	12,590	58,389	11,766	2,970
Options bought	-	12,590	53,702	2,621	2,970
Swaps	-	6,005	4,537	2,919	-
Total	-	31,377	137,439	42,749	5,940
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	462			
4. Credit derivatives and spot swap foreign currency contracts					
Credit derivatives for which the banking corporation is a guarantor					5,356
Credit derivatives for which the banking corporation is a beneficiary					519
Spot swap foreign currency contracts			16,538		

* Except for credit derivatives and foreign currency spot swap contracts.

(in millions of NIS)

Note 9

Contingent Liabilities and Special Commitments - consolidated (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

b. Gross fair value of derivative instruments

	December 31, 2007				
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts
	NIS-CPI	Other			
1. Hedging derivatives*					
Gross positive fair value	-	183	-	-	-
Gross negative fair value	-	315	56	-	-
2. ALM derivatives*,**					
Gross positive fair value	54	1,338	2,197	-	130
Gross negative fair value	116	1,187	1,812	-	129
3. Other derivatives*					
Gross positive fair value	-	174	1,357	754	62
Gross negative fair value	-	212	1,392	509	62
4. Credit derivatives					
Credit derivatives for which the banking corporation					
is a guarantor:					
Gross positive fair value					15
Gross negative fair value					106
Credit derivatives for which the banking corporation					
is a beneficiary:					
Gross positive fair value					1
Gross negative fair value					6

* Except for credit derivatives.

** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 9

Contingent Liabilities and Special Commitments - consolidated (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

c. Credit risk in respect of derivative instruments, according to transaction counterparty

	September 30, 2008					
	Exchanges	Banks	Dealers/ Brokers	Governments and central banks	Others	Total
	Unaudited					
Positive gross fair value of derivative instruments[(1)]	**294**	**4,026**	**471**	**1**	**3,262**	**8,054**
Balance sheet balances of assets deriving from derivative instruments[(2)]	**294**	**4,026**	**471**	**1**	**3,262**	**8,054**
Off balance sheet credit risk in respect of derivative instruments[(3)]	**-**	**24,276**	**2,316**	**184**	**11,800**	**38,576**
Total credit risk in respect of derivative instruments	**294**	**28,302**	**2,787**	**185**	**15,062**	**46,630**

	September 30, 2007					
	Exchanges	Banks	Dealers/ Brokers	Governments and central banks	Others	Total
	Unaudited					
Positive gross fair value of derivative instruments[(1)]	252	3,226	373	21	2,206	6,078
Balance sheet balances of assets deriving from derivative instruments[(2)]	252	3,226	373	21	2,206	6,078
Off balance sheet credit risk in respect of derivative instrumenst[(3)]	-	22,197	3,589	325	11,026	37,137
Total credit risk in respect of derivative instruments	252	25,423	3,962	346	13,232	43,215

	December 31, 2007					
	Exchanges	Banks	Dealers/ Brokers	Governments and central banks	Others	Total
	Audited					
Positive gross fair value of derivative instruments[(1)]	194	3,434	703	12	1,922	6,265
Balance sheet balances of assets deriving from derivative instruments[(2)]	194	3,434	703	12	1,922	6,265
Off balance sheet credit risk in respect of derivative instrumenst[(3)]	-	23,634	4,157	304	10,554	38,649
Total credit risk in respect of derivative instruments	194	27,068	4,860	316	12,476	44,914

(1) Of which positive gross value of embedded derivative instruments is NIS 42 million (September 30,2007: NIS 41 million , December 31, 2007: NIS 40 million).
(2) Of which the balance sheet balance of freestanding derivative instruments is NIS 8,012 million included in other assets (September 30, 2007: NIS 6,037 million, December 31, 2007: NIS 6,225 million).
(3) Off balance sheet credit risk in respect of derivative instruments (including derivative instruments with negative value) as calculated for the purpose of per borrower debt limitations.

(in millions of NIS)

Note 9

Contingent Liabilities and Special Commitments - consolidated (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

d. Maturity dates (Nominal value amounts)

	September 30, 2008				
	Up to 3 months	From 3 months to 1 year	From 1 to 5 years	Over 5 years	Total
	Unaudited				
Interest rate contracts					
NIS-CPI	**889**	**5,283**	**4,056**	**66**	**10,294**
Other	**51,809**	**46,757**	**48,945**	**43,877**	**191,388**
Currency contracts	**133,217**	**73,654**	**7,123**	**7,950**	**221,944**
Share related contracts	**12,492**	**3,825**	**7,167**	**2,620**	**26,104**
Commodity and other contracts					
(including credit derivatives)	**4,768**	**14,681**	**1,485**	**770**	**21,704**
Total	**203,175**	**144,200**	**68,776**	**55,283**	**471,434**

	September 30, 2007				
	Up to 3 months	From 3 months to 1 year	From 1 to 5 years	Over 5 years	Total
	Unaudited				
Total	232,258	157,672	65,919	62,037	517,886

	December 31, 2007				
	Up to 3 months	From 3 months to 1 year	From 1 to 5 years	Over 5 years	Total
	Audited				
Total	282,002	94,583	71,562	65,441	513,588

Note 9

Contingent Liabilities and Special Commitments - consolidated (continued)

D. Legal Claims

The Bank Group (the Bank and its consolidated subsidiaries) is a party to legal proceedings, including petitions to certify class actions, taken against it by its customers, former customers, and various third parties, who deem themselves injured or harmed by the Bank Group's operations during the normal course of its business. The causes of the claims against the Bank Group are various and wide-ranging. In the opinion of the Bank's Board of Management, based on legal opinions with regard to the likely outcome of pending claims, including petitions to certify class actions, the financial statements include sufficient provisions, in accordance with generally accepted accounting principles, to cover possible damages resulting from all claims, where such provisions are necessary.

The additional exposure in respect of claims filed against the Bank Group on various matters that have a "reasonably possible" chance of materialization amounts to approximately NIS 295 million as at September 30, 2008.

A. For details concerning claims and petitions to certify claims as class actions in material amounts, see Note 21C(4)(a) to the Financial Statements as at December 31, 2007.

As at the date of publication of the Financial Statements, there have been no material changes with regard to claims against the Bank Group relative to the description in the aforesaid Financial Statements, except for the following:

1. On June 11, 2008, a claim and a petition to certify the claim as a class action were filed with the District Court of Tel-Aviv-Jaffa against Isracard Ltd. (hereinafter: "Isracard," a subsidiary of the Bank). The amount of the class action suit stated in the claim statement is NIS 15 billion.

The cause of the claim, according to the claimant, is the forgery of amounts on sales slips in a credit card used by his wife in July 1999, and Isracard's refusal at that time to accede to the demand to cancel the charges in respect of these sales slips. The claimant alleges that Isracard thereby disregarded its statutory duty. Isracard intends to submit a request for dismissal out of hand of the claim and the suit. In the opinion of Isracard, based on a legal opinion, the probability that the claim will be accepted is remote; no provision was made in respect thereof.

2. With regard to the appeal mentioned in Note 21C(4)(a)2, filed with the Supreme Court on February 25, 2007, concerning the collection of new credit-card fees by Isracard – the appeal was denied on February 7, 2008.

3. With regard to the claim mentioned in Note 21C (4)(a)5, filed with the District Court of Jerusalem on December 13, 2006, which alleged the collection of excessive interest payments in the households sector, a decision was made to delay proceedings in the claim until a ruling is given in the claim described in Note 21C(4)(a)7.

4. With regard to the claim mentioned in Note 21C(4)(a)9, filed with the District Court of Tel Aviv in July 2003, which alleged over-collection of stamp duties – the petition to certify the claim as a class action was consensually expunged, and the claim was denied.

5. A claim and a petition to certify the claim as a class action, filed with the District Court of Tel Aviv-Jaffa on April 1, 2007 against the Bank and Bank Leumi, as described in Note 21C(4)(b)1 to the Financial Statements as at December 31, 2007, are pending against the Bank. The amount stipulated in the claim statement is approximately NIS 386 million.

The claimants allege that the defendants, who are TASE members, charged fees in the past and charge fees in the present from mutual-fund managers for securities and/or foreign-currency buying and selling transactions which are higher than the fees charged from other entities at the same time, in contravention of the provisions of Section 69 of the Joint Trust Investment Law, 5754-1994. According to the claimants, the claim concerns losses caused to themselves and to the other members of the group as a result of the fact that the defendants unlawfully charged the mutual-fund managers brokerage fees at a higher rate than should have been charged, thereby increasing economic costs, reducing the value of the fund's assets, reducing the value of each participatory unit, and, as a consequence of all of the above, reducing the profit (or increasing the loss) of each investor.

In the opinion of the Bank's Board of Management, based on a legal opinion, the probability that the claim will be accepted is remote, and no provision has been made in respect thereof.

B. Also pending against the Bank and its subsidiary are claims, including petitions to certify class actions, as detailed below. In the opinion of the Bank's Board of Management, based on legal opinions, at this stage it is not possible to assess the chances of these legal proceedings; accordingly, no provision has been made in respect thereof.

1. On October 7, 2008, a claim and a petition to certify the claim as a class action were filed with the District Court of Tel Aviv against Isracard. The amount of the personal claim stated in the claim statement is NIS 87,478 million, and the amount of the class-action suit "cannot be estimated at this stage," according to the claimant.

Claimant No. 1, who is the holder of a credit card issued by Isracard, alleges that when he sought to pay his National Insurance fees at the Postal Bank, he was obliged to make the payment via a "Credit" transaction, which entails taking a loan from Isracard. According to the claimant, by this action Isracard violated the prohibition on making a service contingent upon another service, established in the Banking Law (Service to Customers), 1981.

Note 9

Contingent Liabilities and Special Commitments - consolidated (continued)

D. Legal Claims (continued)

The claimant (and another claimant who holds a credit card issued by Leumi Card Ltd.) seek to represent holders of credit cards issued by Isracard who "borrowed money from the respondents because the respondents required them to do so as a condition of making a particular payment by credit card." The remedy requested is to allow customers who were not interested in such a loan to cancel the loan contract, while refunding any payments made to Isracard in respect of this contract, including the interest and fee paid to Isracard.

Isracard's response to the petition to certify the claim as a class action has not yet been submitted.

In the opinion of Isracard's legal advisors, Isracard has strong arguments both with regard to the petition to certify the class-action suit and with regard to the substance of the claim.

At this stage, the probability of certification of the claim as a class action and the probability of success of the claim itself cannot be estimated.

2. On September 28, 2008, a claim and a petition to certify and administer the claim as a class action in the amount of approximately NIS 672 million were filed with the District Court of Tel-Aviv-Jaffa against the Bank and against Bank Leumi LeIsrael Ltd., Bank Otsar Hahayal, Israel Discount Bank Ltd., and Effective Investment Portfolio Management Ltd. as a formal respondent.

The cause of the claim, according to the claimants, is a fee unlawfully collected by the respondent banks from customers who trade in the market in "options on the TA-25 index" through independent portfolio managers such as the formal respondent. This fee, known as the "realization fee," is allegedly charged in secrecy, in addition to the buying and selling fees of the options, which are known and disclosed, in contravention of the agreement and of any lawful right.

3. On August 4, 2008, a claim and a petition to certify and administer the claim as a class action in the amount of approximately NIS 834 million were filed with the District Court of Jerusalem against the Bank and against Poalim Mutual Funds Ltd. (the "Manager"), a company under the control of the Bank which managed mutual funds; Almagor-Breitman Trusts Ltd.; and the Israel Securities Authority as a formal respondent.

The claimant alleges that the consideration received from the transfer of control, administration, and trusteeship of assets of mutual funds from the Manager to other management companies belongs to the mutual funds and to the owners of units in the mutual funds, and not to any of the defendants who received such consideration.

4. On August 4, 2008, a claim and a petition to certify and administer the claim as a class action in the amount of NIS 1 billion and NIS 270 million were filed with the District Court of Jerusalem against the Bank and against Kovetz Provident Funds Management Company Ltd. and Gad Gmulim Provident Funds Management Company Ltd. (the "Managers"), both companies under the control of the Bank which managed provident funds, and against the Supervisor of the Capital Market and Insurance at the Ministry of Finance as a formal respondent.

The claimants allege that the consideration received from the transfer of control of the assets of provident funds from the Managers to other management companies, as required pursuant to the Law for Increasing Competition and Reducing Concentration and Conflicts of Interest in the Capital Market in Israel (Legislative Amendments), 2005, belongs to the provident funds and their members, and not to any of the defendants who received such consideration.

5. On June 30, 2008, a claim statement and a petition to certify and administer the claim as a class action in the amount of NIS 3 billion were filed against the Bank, Bank Leumi LeIsrael Ltd., and Israel Discount Bank Ltd. with the District Court of Tel-Aviv-Jaffa.

The cause of the claim, according to the claimants, is binding arrangements allegedly made by the respondent banks over a consecutive period of approximately ten years, or more, allegedly based on coordination of prices of various operational fees collected by the respondent banks from their private customers during the period relevant to the claim. The claim statement alleges that the respondent banks coordinated the timing of increases and/or reductions of fee prices as well as the rates of the fees, and that as a result, the claimants and the members of the group which they seek to represent paid an unfair, unreasonable, uneconomic price that was substantially higher than the price which they would have paid under conditions of free competition. The claimants allege that the banks thereby obtained unjust enrichment at the expense of their customers.

6. On May 14, 2008, a claim and a petition to certify the claim as a class action against the Bank and against Bank Leumi LeIsrael Ltd. were filed with the District Court of Tel-Aviv-Jaffa. The amount of the class action stipulated in the claim statement is NIS 3.4 billion.

The cause of the claim is the non-payment of interest on positive balances in customers' current accounts at the respondent banks. The claimant alleges in the claim that billions of shekels are deposited each day in customers' accounts at the respondent banks, which do not generate any interest for their owners, despite the fact that, according to the claimant, the respondent banks make use of these funds, lend them, invest them, and reap profits from them, acquiring unjust enrichment at the expense of their customers. The claimant argues that the respondent banks must credit their customers with interest on positive balances, just as they charge interest for every day on which the accounts have a negative balance, also pursuant to the Trust Law and the Guards Law.

According to the claimant, the respondent banks are engaging in monopolistic conduct; violating the provisions of the Banking Ordinance, 1941 and the Banking Order (Inactive Deposits), 5760-2000, enacted under its power; and the Bank is also violating the disclosure duty established in the Banking Law (Service to Customers), 5741-1981.

Note 9

Contingent Liabilities and Special Commitments - consolidated (continued)

D. Legal Claims (continued)

7. On April 29, 2008, a claim and a petition to certify the claim as a class action were filed with the District Court of Tel-Aviv-Jaffa against the Bank and against directors, the CEO, and controlling shareholders of the Bank. The class action suit did not stipulate an amount.
The claimant alleges that the defendants violated the provisions of the Securities Law and the regulations enacted on the basis thereof, by unlawfully failing to publish, on the required date according to the claimant (August 30, 2007), the full material information regarding the condition of the Bank, in all matters related to the Bank's investments in financial instruments and its consequent exposure to risks (hereinafter: the "Information Regarding the Bank's Investments").
The claim concerns the monetary damages caused, according to the claimant, to the claimant himself and to the other members of the group, as a result of the fact that they purchased shares of the Bank during the period from September 1, 2007 to January 10, 2008 (hereinafter: the "Determinant Period"), without possessing the Information Regarding the Bank's Investments. According to the claimant, the price of the Bank's share gradually decreased during the Determinant Period on each date when Information Regarding the Bank's Investments was released to the public, and decreased at a total rate of approximately 9% during the Determinant Period. As a result, he claims that the members of the group paid an excessive price for the shares which they purchased, which they would not have had to pay, if the defendants had made public the full Information Regarding the Bank's Investments at the appropriate time. On November 11, 2008, the court decided to approve an agreement reached between the claimant and the defendants to expunge the directors, the CEO, and the controlling shareholders of the Bank from the claim.

8. In October 2007, a claim and a petition to certify the claim as a class action, were filed with the District Court of Tel-Aviv-Jaffa in the amount of approximately NIS 208 million.
In the claim, the claimant lists several alleged faults in the conduct of the Bank, which caused damage to him and to the group which he seeks to represent. The faults listed by the customer in the claim are the following: collection of a management fee for a full month, even for accounts not opened on the first day of the month; collection of a credit allocation fee for a full month, even for credit not executed on the first day of the month; non-unification of several deposits of the same type, as a result of which the interest credited to the customer is lower than it should be; deposits of different types which in practice earn the same interest, despite the fact that according to the Bank's presentations, "Choice" type deposits have preference, as do "Plus" deposits; collection of management fees for securities deposits at the end of the quarter by the Bank in a minimum amount, while disregarding the management fees collected during the quarter; in sales of foreign securities, crediting of the customer's account with the proceeds of the sale with a value date three days later attached to the credit.

9. In early April 2007, the Bank's New York branch was served with five third-party complaints filed by Arab Bank plc. (hereinafter: "Arab Bank") against the Bank, as well as against Israel Discount Bank Ltd., Israel Discount Bank of New York, Mercantile Discount Bank Ltd., and twenty other parties whose names it did not specify (hereinafter: the "Third Party Complaints").
These complaints were filed by Arab Bank in connection with part of a series of claims filed against it in the course of 2005 and 2006 (hereinafter, jointly: the "Original Claim"), by more than two thousand plaintiffs, for payment of compensation following the alleged involvement of Arab Bank in activities connected with the financing of terrorism, aiding and abetting acts of genocide, aiding and abetting the perpetration of crimes against humanity, and more. The Original Claim is based on causes of action under U.S. law, and Arab Bank is now attempting, by means of the above-mentioned Third Party Complaints, to shift the responsibility onto third parties, including the Bank.
The Third Party Complaints do not specify an amount, the liability for the payment of which Arab Bank is attempting to attribute to the Bank, or to any of the other third parties, and does not indicate how the alleged liability should be apportioned between the Bank and such third parties. Yet Arab Bank contends that in as much as it may be found liable under the Original Claim, which also does not specify amounts, and seeks determination of the amount of compensation according to U.S. law, the Bank and the other third parties are obliged to assume such liability in full.
The allegations contained in the Third Party Complaints are formulated in general terms, focus on the fact that the third parties are Israeli banks, and do not provide any support for linking the Bank to the actions which are the subject of the Original Claim. Moreover, Arab Bank makes no specific reference to the actions regarding which allegations were made against it in the Original Claim, except for a general denial thereof, and placing of the responsibility on the Bank, on the other Israeli banks, and on the additional parties whose names it did not specify, as noted above, as third parties in the Third Party Complaints. At this stage, Arab Bank has chosen to file third party complaints only against Israeli banks, notwithstanding its allegations that international banks were also involved in some of the actions alleged in the complaints.
Prior to lodging the Third Party Complaints against the Bank, Arab Bank approached the Bank with a demand for the discovery and production of documents, in accordance with U.S. rules of procedure, for the purpose of defending itself against the Original Claim. This proceeding is still pending.
On February 14, 2008, an additional Third Party Complaint was delivered to the Bank's branch in New York, which was also filed against the Bank and other parties with similar causes to those in respect of which the previous complaints were filed. The complaints, as well as the claims in respect of which they were filed, do not state specific amounts; therefore, no monetary evaluation of the complaints can be performed.

Note 9
Contingent Liabilities and Special Commitments - consolidated (continued)

E. Exposure to Class Actions at Clal Insurance Enterprises Holdings Ltd.

Claims and petitions to file class actions related to the company's insurance business are pending against Clal Insurance Enterprises Holdings Ltd., an equity-basis investee of the Bank.

For details of the aforesaid claims, see Note 21C(15) to the Financial Statements as at December 31, 2007.

As at the date of publication of the Financial Statements, there have been no material changes with regard to claims against the company relative to the description in the aforesaid Financial Statements, other than the following:

(1) Further to Note 21C(15)(h) to the Financial Statements dated December 31, 2007, in March 2008, an arrangement between the appellants and Clal Insurance was submitted to the Supreme Court for the granting of the status of a verdict, in which an agreement was reached regarding the denial of the appeal against Clal Insurance, with no expense order. The Supreme Court has granted this agreement the status of a verdict, such that the appeal and the class action suit against Clal Insurance have been denied.

(2) Further to Note 21C(15)(b) to the Financial Statements dated December 31, 2007, in the opinion of the management of Clal Insurance, based on assessments by its legal advisors, Clal Insurance has strong defense arguments against the petition. Accordingly, in the opinion of the management of Clal Insurance, based on assessments by its legal advisors, it is not likely (i.e., the probability is not greater than 50%) that the court will grant the petition and that the claimants will win the petition. Accordingly, no provision was made in the financial statements.

However, in the event that the claim is certified as a class action, in the opinion of the management of Clal Insurance, based on assessments by its legal advisors, at this initial stage it is not possible to estimate the probability of success of the class action suit or the extent of the monetary charge to be imposed upon Clal Insurance if the class action suit is accepted.

(3) Further to Note 21C(15)(c) to the Financial Statements dated December 31, 2007, Clal Insurance submitted its response to the petition in November 2008.

The financial statements of Clal Holdings dated September 30, 2008 state that in the opinion of the management of Clal Health, based on assessments by its legal advisors, Clal Insurance has strong defense arguments against the petition. Accordingly, in the opinion of the management of Clal Health, based on assessments by its legal advisors, it is not likely (i.e., the probability is not greater than 50%) that the court will grant the petition and that the claimants will win the petition. Accordingly, no provision was made in the financial statements.

However, in the event that the claim is certified as a class action, in the opinion of the management of Clal Health, based on assessments by its legal advisors, at this initial stage it is not possible to estimate the probability of success of the class-action suit or the extent of the monetary charge to be imposed upon Clal Health if the class-action suit is accepted.

(4) In February 2008, a claim filed with the District Court ofTel-Aviv-Jaffa (hereinafter: the "Claim") and a petition to certify the Claim as a class action (hereinafter: the "Petition") were received at the offices of Clal Insurance. The Claim was also filed against additional defendants, all of which are insurance companies (hereinafter: the "Defendants").

The claimants allege that the Defendants charged a premium for additional insurance coverage (a rider) against the theft and/or replacement of an integral audio system as part of a comprehensive vehicle insurance policy. According to the claimants, charging such a premium is patently unreasonable, because, they claim, an original integral audio system cannot be stolen, and/or the theft of such a system is so exceptional and rare that it should be seen as having a probability verging on zero (hereinafter: "Integral Audio System"), and accordingly, there should be no charge imposed for the insurance thereof, and/or the insurance charge in respect thereof should be equal to the charge imposed on clients who do not have an Integral Audio System installed in their vehicles.

The claimants are petitioning the court for a mandatory injunction ordering the Defendants to repay funds paid to the Defendants, futilely according to the claimants, as a result of the collection of premiums for insurance coverage of Integral Audio Systems, in the amount of approximately NIS 50 per insured client per insurance year. In addition, the court has been asked to issue a mandatory injunction ordering the Defendants to provide the claimants with copies of documents for the purpose of the investigation and quantification of the damage claimed and for the precise identification of the group. Alternatively, to the extent that it is difficult to assess the personal damage incurred by each applicant, the court is petitioned to order that any other remedy be granted in favor of the group.

The group which the claimants seek to represent consists of all insured clients who purchased a comprehensive insurance policy (and/or a subscription for insurance coverage in a specific package) from the Defendants and who paid, within the last seven years, premiums and/or subscription fees for insurance coverage of vehicle audio systems within comprehensive vehicle insurance policies, where an Integral Audio System was installed in the specific vehicle model for which the insured client paid the said premium.

The causes alleged in the Claim include the following: cancellation of the provisions of the policies with regard to the insurance of audio systems pursuant to the Insurance Contracts Law, 1981; return of the premium pursuant to the Contract Law (General Part), 1973; misrepresentation and acting in a manner that exploits the distress of the consumer, pursuant to the Supervision of Financial Services Law (Insurance), 1981 and the Consumer Protection Law, 1981 (the "Consumer Protection Law"); breach of the disclosure duty pursuant to the Consumer Protection Law; breach of the Sale Law, 1968; negligence; breach of a legislated duty; bad faith; and unjust enrichment.

Note 9

Contingent Liabilities and Special Commitments - consolidated (continued)

E. Exposure to Class Actions at Clal Insurance Enterprises Holdings Ltd. (continued)

The claimants have not assessed the total amount of the claims of the entire represented group, but note that it is likely to be many tens of millions of shekels. The claimants also do not note their estimate regarding the share of Clal Insurance in the total amount claimed.

Clal Insurance submitted its response to the Petition on September 1, 2008.

The financial statements of Clal Holdings as at September 30, 2008 state that the management of Clal Insurance, based on an evaluation by its legal advisors, believes that it is not likely (i.e., the probability is no greater than 50%) that the court will accept the Petition and that the claimants will win the Petition. Therefore, no provision has been made in the financial statements.

However, in the event that the Claim be certified as a class action, in the opinion of the management of Clal Insurance, based on an evaluation by its legal advisors, at this initial stage it is not possible to estimate the probability of success of the class action, or the extent of the monetary charge to be imposed upon Clal Insurance if the class action is accepted.

(5) In March 2008, Clal Insurance received a monetary claim filed with the District Court of Tel-Aviv (hereinafter: the "Claim") and a petition to certify the Claim as a class action (hereinafter: the "Petition").

The claimant alleges that when a third party's vehicle is damaged by an vehicle insured by Clal Insurance, and the party sustaining the damages chooses not to repair the vehicle and sues Clal Insurance for compensation for the damage incurred, Clal Insurance demands proof from the third party that the vehicle has been repaired, and if no such proof is provided, in practice it avoids paying the full insurance compensation that it should pay to the third party, while requiring the third party to sign a settlement statement, when the insurance compensation has been paid in part.

According to the claimant, in acting in the aforesaid manner Clal Insurance acts in contravention of the provisions of Sections 65, 67, 56(A), and 56(C) of the Insurance Contract Law, 1981 and of Section 12(A) of the Addendum to the Supervision of Insurance Business Regulations (Terms of Private Vehicle Insurance Contracts), 1986.

The main causes claimed are: breach of duties enacted in law, as noted above; and a cause under the Unjust Enrichment Law, 1979.

The group which the claimant seeks to represent consists of any person and/or other legal entity entitled to receive moneys and/or insurance compensation due to damage to vehicles, as a third party, from Clal Insurance, during the three years prior to the filing of the Claim, to whom Clal Insurance did not provide the full moneys and/or insurance compensation owed, due to their failure to prove to Clal Insurance that they had repaired the damage to the vehicle. The claimant notes that in this Claim it will be possible to locate those entitled to compensation using data which is in the possession of Clal Insurance.

The claimant's personal Claim is in the amount of approximately NIS 2,780. The claimant estimates the amount of the damage to the entire group at approximately NIS 225 million. The claimant notes that precise data for the assessment of the size of the group and the scope of the damage to the group are in the possession of Clal Insurance.

The Claim in respect of the entire group is the amount of the alleged damage, as noted, with the addition of special compensation for the claimant and legal fees.

Clal Insurance is scheduled to submit its response to the Petition by December 1, 2008.

In the opinion of the management of Clal Insurance, based on assessments by its legal advisors, Clal Insurance has strong defense arguments against the Petition. Accordingly, in the opinion of the management of Clal Insurance, based on assessments by its legal advisors, it is not likely (i.e., the probability is not greater than 50%) that the court will grant the Petition and that the claimants will win the Petition. Accordingly, no provision was made in the financial statements.

However, in the event that the Claim is certified as a class action, in the opinion of the management of Clal Insurance, based on assessments by its legal advisors, at this initial stage it is not possible to estimate the probability of success of the class-action suit or the extent of the monetary charge to be imposed upon Clal Insurance if the class-action suit is accepted.

(6) In April 2008, Clal Insurance received a monetary claim filed with the Labor Court of Jerusalem (hereinafter: the "Claim") and a petition to certify the claim as a class action (hereinafter: the "Petition").

The claimant alleges that Clal Insurance established that in senior executive insurance policies, the coefficient used to calculate the retirement allowance paid to insured women upon reaching retirement age would be lower than that of insured men, due to the longer life expectancy of women. However, the respondent collected, and continues to collect, a risk premium from insured women that is identical to the risk premium collected from men, despite the fact that women's mortality rates are far lower than those of men. According to the claimant, the defendant corrected the policies in 2001, or near that date, but the correction applies to new policies only.

Note 9

Contingent Liabilities and Special Commitments - consolidated (continued)

E. Exposure to Class Actions at Clal Insurance Enterprises Holdings Ltd. (continued)

The main remedies requested of the court are orders wherein:

(A) The discrimination applied by the defendant is unlawful, and all provisions of policies and/or actions based on such discrimination are null and void.

(B) The claimant and the other members of the group which she wishes to represent (the "Group") are entitled to choose between the following alternatives:

(1) Equalization of the retirement allowance coefficients for insured women and insured men, with an order that in the case of a one-time payment in place of an allowance, the one-time amount should be enlarged for insured women, at the ratio of the retirement allowance coefficient for men to the retirement allowance coefficient for insured women, at the relevant age;

(2) Retroactive and prospective reduction of the risk amounts collected from the claimant to the proper risk amounts, according to the claimant, for insured women, with the reduced amounts added to the amounts accrued for savings.

(C) Appropriate directives to be given with regard to members of the Group who have not been located or who have not exercised their right to choose between the aforesaid alternatives.

The causes alleged in the Claim are, among others, breach of the principle of equality and discriminatory conduct, a discriminatory condition in a uniform contract, bad faith, and unjust enrichment.

The group which the claimant seeks to represent consists of all women who bought senior executive insurance policies from the defendant, in which a distinction was made between women and men with regard to the payment of retirement allowances, but no distinction was made between the sexes with regard to risk premiums.

The claimant does not note the amount of the damage she incurred; in the absence of the information needed to estimate the precise monetary amount, she estimates the amount of the total damage incurred by the members of the group at hundreds of millions of shekels.

In October 2008, the court acceded to a petition filed by Clal Insurance to dismiss the claim out of hand, with the cause that the court lacked material jurisdiction to discuss the claim. The court ruled that the Labor Court does not have jurisdiction to discuss the claimants' claims, and that they must file these claims with a court that has the material and local jurisdiction to discuss their claims. The court further ruled that given the dispute between the parties with regard to the matter of local jurisdiction as well, it was not appropriate to transfer the claims to another court.

(7) In April 2008, Clal Insurance received a monetary claim filed with the District Court of Petach Tikva (hereinafter: the "Claim"), and a petition to certify the Claim as a class action (hereinafter: the "Petition").

The claimant alleges that in risk policies sold by Clal Insurance until the end of 1998 and in combined risk and savings policies it sold until the end of 1999, Clal Insurance used old mortality tables prepared in the 1950s to calculate the premium for the risk components of the insurance policies it sold decades later, when more current mortality tables already existed. The main causes claimed include: breach of fiduciary duty; deception; breach of disclosure duties; bad faith; a discriminatory condition under the Uniform Contracts Law; and unjust enrichment.

The group which the claimant seeks to represent consists of all insured clients of Clal Insurance who entered into life insurance, senior executive insurance, or personal insurance contracts starting July 31, 1998, whose policies include risk coverage provided up to age 65 or higher, and whose insurance was prepared using the mortality tables A49-52 and the derivatives thereof.

The claimant notes that he has no precise knowledge with regard to the estimated maximum number of members of the group; he estimates that this maximum number is likely to reach tens of thousands or hundreds of thousands.

The claimant notes that the damage caused to the claimant and to the other members of the group is equal to the amount by which the premium actually collected exceeded the correct amount of the premium that should have been established using a current, relevant mortality table, plus the loading component.

The claimant is petitioning the court, among other things, to grant a declaratory remedy with regard to the breaches and/or wrongs committed by Clal Insurance, as detailed above.

In addition, the claimant is petitioning the court to declare that the mortality tables according to which the premiums should have been calculated are the alternative mortality tables he proposes, and to order Clal Insurance to pay refunds in respect of the excessive premiums collected.

Clal Insurance has not yet submitted its response to the Petition. In the opinion of the management of Clal Insurance, based on assessments by its legal advisors, Clal Insurance has defense arguments of significant weight against the Petition. Accordingly, in the opinion of the management of Clal Insurance, based on assessments by its legal advisors, the probability that the class-action suit will be accepted is not greater than 50%. Therefore, no provision was made in the financial statements.

However, in the event that the Claim is certified as a class action, in the opinion of the management of Clal Insurance, based on assessments by its legal advisors, at this initial stage it is not possible to estimate the probability of success of the class-action suit or the extent of the monetary charge to be imposed upon Clal Insurance if the class-action suit is accepted.

Notes to the Condensed Financial Statements (in millions of NIS)

Note 9

Contingent Liabilities and Special Commitments - consolidated (continued)

E. Exposure to Class Actions at Clal Insurance Enterprises Holdings Ltd. (continued)

(8) In August 2008, a claim filed with the District Court of Tel-Aviv-Jaffa (hereinafter: the "Claim") and a petition to certify the Claim as a class action (hereinafter: the "Petition") pursuant to the Class Action Law, 2006, were received at the offices of the consolidated company Clal Insurance.

The claim concerns an accident-related disability rider to a Clal Insurance policy (hereinafter: the "Rider"). The claimant alleges Clal Insurance weights disability caused to several body parts of an insured client in a manner that significantly decreases the insurance compensation to which the insured client is entitled. According to the claimant, in such weighting of disabilities Clal Insurance acts in contravention of the provisions of the policy; misleads its insured clients, in contravention of the Supervision of Financial Services Law (Insurance), 1981 (hereinafter: the "Supervision Law"); violates the provisions of Article 38(A) of the Supervision Law; and acts in bad faith.

The claimant is petitioning for a declaratory remedy only in respect of his personal Claim. In the Petition, the claimant is petitioning for the remedy of a refund of insurance compensation in respect of the aforesaid weighting of disabilities. The total amount claimed from the group has not been estimated.

It should be noted that the claimant filed a monetary claim in the past, along with a petition to certify the claim as a class action, concerning the same Rider that is the subject of the current Claim and Petition (hereinafter: the "Previous Claim"). The Previous Claim was denied by the District Court of Tel Aviv, and an appeal of the District Court's decision filed by the claimant with the Supreme Court was expunged with the parties' consent. Subsequently, the claimant filed a personal claim against Clal Insurance. The claimant won his personal claim.

In the opinion of the management of Clal Insurance, based on assessments by its legal advisors, Clal Insurance has strong defense arguments against the Petition. Accordingly, in the opinion of the management of Clal Insurance, based on assessments by its legal advisors, it is not likely (i.e., the probability is not greater than 50%) that the court will grant the Petition and that the claimants will win the Petition. Accordingly, no provision was made in the financial statements.

However, in the event that the Claim is certified as a class action, in the opinion of the management of Clal Insurance, based on assessments by its legal advisors, at this initial stage it is not possible to estimate the probability of success of the class-action suit or the extent of the monetary charge to be imposed upon Clal Insurance if the class-action suit is accepted.

(9) In June 2008, a claim (hereinafter: the "Claim") and a petition to certify the Claim as a class action (hereinafter: the "Petition") were filed with the District Court of Tel-Aviv-Jaffa against two provident funds, Tamar and Gefen (hereinafter: the "Funds") managed by Clal Provident Funds Ltd. (hereinafter: "Clal Provident Funds"), a granddaughter company of the company, and against The Phoenix Insurance Company Ltd. (hereinafter: the "Insurer"), and against Israel Discount Bank Ltd. (hereinafter: "Discount Bank").

The claimant alleges that the Insurer continued to collect a premium in respect of an Ofek group life insurance policy prepared for some members of the Funds, from members who had terminated their membership in the Funds at various dates, in contravention of the provisions of the law.

The causes claimed in the Claim include violation of the provisions of the Supervision of Insurance Business Law, 1981, the Supervision of Insurance Business Regulations (Group Life Insurance), 1993, and the directives of the circular of the Supervisor of Insurance regarding continuity in group life insurance; as well as bad faith and failure to provide due disclosure.

The claimant is petitioning the court to order all or part of the following remedies: to grant a declaratory verdict stating that the Ofek group policy is null and void with regard to those members of the Funds who have withdrawn their membership in the Funds as of the date on which they left the group; alongside the declaratory remedy, to order the Insurer to allow the members of the Funds who withdrew and are still paying the group life insurance premium to choose whether to continue the insurance through a private life insurance policy, in accordance with the directives of the Supervisor of Insurance with regard to continuity in group life insurance; or to order the Insurer to the refund the premiums collected unlawfully from the members of the Funds who withdrew since the date on which they left the group. Alternatively, or additionally, the claimant is petitioning for the ruling of compensation, through a ruling of compensation in favor of the group, pursuant to the Class Action Law, 2006 (hereinafter: the "Law"). Alternatively, or additionally, to grant a declaratory verdict that appears to be correct and just in the circumstances at hand.

The group which the claimant seeks to represent consists of all members who withdrew from the Funds, who were insured under Ofek group life insurance. The claimant notes that the exact number of the members of the group and the dates on which they left the group will be clarified during the proceedings.

The claimant states the amount of damage he allegedly incurred (NIS 38,000), and notes that the amount of the premium collected unlawfully from all members of the group will be clarified during the proceedings.

At this stage, Clal Provident Funds is still studying the Claim and the Petition.

In October 2008, Discount Bank, through its representative, delivered to Clal Provident Funds a commitment to provide indemnification in the context of this Claim. Within the commitment to indemnify, Discount Bank undertook a commitment to indemnify Clal Provident Funds "for any charge imposed upon it" in this Claim.

(in millions of NIS)

Note 10

Profit from Financing Activities Before Provision for Doubtful Debts - Consolidated

	Three months period ended September 30		Nine months period ended September 30	
	2008	2007	**2008**	2007
A. In respect of assets*:				
From credit to the public	**3,889**	2,296	**5,220**	8,476
From credit to the Government	**10**	(15)	**(24)**	2
From deposits with banks	**(61)**	(870)	**(2,519)**	307
From deposits with the Bank of Israel and from cash	**60**	(43)	**(225)**	(20)
Securities which were borrowed or bought under agreements to resell	**2**	(31)	**(64)**	(27)
From debentures****	**517**	(784)	**(1,791)**	900
From other assets	**(34)**	14	**(32)**	23
	4,383	567	**565**	9,661
B. In respect of liabilities*:				
On deposits from the public	**(1,943)**	2,036	**5,317**	(2,876)
On deposits from the Government	**(52)**	(64)	**(120)**	(116)
On deposits from the Bank of Israel	**(30)**	(4)	**(68)**	(60)
On deposits from banks	**(61)**	(126)	**439**	(461)
Securities which were lent or sold under agreements to repurchase	**13**	43	**173**	41
On debentures and subordinated notes	**154**	(510)	**(651)**	(1,232)
On other liabilities	**51**	11	**107**	9
	(1,868)	1,386	**5,197**	(4,695)
C. In respect of derivative instruments and hedging activities:				
Ineffective part in hedging relations**	**(9)**	2	**-**	(2)
Net income (expenses) in respect of ALM derivative instruments***	**(158)**	474	**(468)**	615
Net income (expenses) in respect of other derivative instruments	**(195)**	(106)	**(160)**	25
	(362)	370	**(628)**	638

* Including effective component in hedging relations.
** Ineffectiveness which stems from hedging fair value.
*** Derivative instruments constituting part of the bank's Assets and Liabilites management that are not designated for hedging relations.
**** Includes interest and positive (negative) exchange rate differentials resulting from mortgage backed securities (MBS) for the period 1-9/08 in the amount of NIS (1,390) million. (1-9/07: NIS (169) million) For the period 7-9/08: NIS (26) million (7-9/07: NIS (611) million).

(in millions of NIS)

Note 10

Profit from Financing Activities Before Provision for Doubtful Debts - Consolidated (continued)

	Three months period ended September 30		Nine months period ended September 30	
	2008	2007	**2008**	2007
D. Other**				
Commissions from financing transactions	**74**	63	**216**	186
Profit from sale of debentures held to maturity, net	**-**	-	**-**	-
Losses from sale of debentures available for sale, net	**(278)**	(118)	**(3,857)**	(70)
Realized and unrealized profits (losses) from adjustments to fair value of debentures held for trading, net	**(1)**	(17)	**9**	(10)
Other financing income	**174**	*205	**563**	*524
Other financing expenses	**(39)**	(39)	**(51)**	(42)
	(70)	*94	**(3,120)	*588
Total profit (loss) from financing activities before provision for doubtful debts	**2,083**	*2,417	**2,014**	*6,192
Of which, exchange rate differences, net	**426**	(101)	**(131)**	(289)
E. Details of net effect of derivative instruments hedging on profit from financing activities				
Financing income (expenses) in respect of assets	**(7)**	(19)	**(6)**	11
Financing income in respect of liabilities	**34**	190	**23**	38

* Reclassified.

** Including effective component in hedging relations.

(in millions of NIS)

Note 11

Composition of the Provision for Doubtful Debts - Consolidated

	Three months period ended September 30							
	2008				2007			
	Specific provision*		Supplementary	Total	Specific provision*		Supplementary	Total
	According to the extent of arrears	Other	provision**		According to the extent of arrears	Other	provision**	
Provision balance as at the beginning of the period	**297**	**8,839**	**1,059**	**10,195**	311	9,471	1,161	10,943
Subsidiary consolidated in the past	**-**	**(27)**	**(6)**	**(33)**	-	-	-	-
Provisions during the period	**29**	**691**	**60**	**780**	31	245	25	301
Reduction of provisions	**(40)**	**(260)**	**-**	**(300)**	(36)	(150)	36	(150)
Recoveries of debts written-off in previous years	**-**	**(9)**	**-**	**(9)**	-	(12)	-	(12)
Provision charged to statement of profit and loss	**(11)**	**422**	**60**	**471**	(5)	83	61	139
Write-offs, net***	**-**	**(406)**	**-**	**(406)**	(3)	(297)	-	(300)
Provision balance as at the end of the period	**286**	**8,828**	**1,113**	**10,227**	303	9,257	1,222	10,782
Including: provision balance which was not deducted from the item "Credit to the public"	**-**	**396**	**-**	**396**	-	444	-	444

* In loans for which a provision was made according to the extent of arrears, not including provision for interest in respect of the debts in arrears. In other loans, not including provision for interest on doubtful debts after the debts were declared doubtful.

** Including a general provision for doubtful debts.

*** Less recoveries of debts which were written off this year.

(in millions of NIS)

Note 11

Composition of the Provision for Doubtful Debts - Consolidated (continued)

	Nine months period ended September 30							
	2008				2007			
	Specific provision*		Supplementary	Total	Specific provision*		Supplementary	Total
	According to the extent of arrears	Other	provision**		According to the extent of arrears	Other	provision**	
Provision balance as at the beginning of the period	**300**	**9,073**	**1,088**	**10,461**	293	9,600	1,140	11,033
Subsidiary consolidated in the past	-	**(83)**	**(12)**	**(95)**	-	-	-	-
Provisions during the period	**92**	**1,351**	**69**	**1,512**	99	838	87	1,024
Reduction of provisions	**(105)**	**(486)**	**(32)**	**(623)**	(83)	(383)	(5)	(471)
Recoveries of debts written-off in previous years	-	**(134)**	-	**(134)**	-	(31)	-	(31)
Provision charged to statement of profit and loss	**(13)**	**731**	**37**	**755**	16	424	82	522
Write-offs, net***	**(1)**	**(893)**	-	**(894)**	(6)	(767)	-	(773)
Provision balance as at the end of the period	**286**	**8,828**	**1,113**	**10,227**	303	9,257	1,222	10,782
Including: provision balance which was not deducted from the item "Credit to the public"	-	**396**	-	**396**	-	444	-	444

* In loans for which a provision was made according to the extent of arrears, not including provision for interest in respect of the debts in arrears. In other loans, not including provision for interest on doubtful debts after the debts were declared doubtful.

** Including a general provision for doubtful debts.

*** Less recoveries of debts which were written off this year.

(in millions of NIS)

Note 11

Composition of the Provision for Doubtful Debts - Consolidated (continued)

	as at September 30, 2008					
				Amount of specific provision		
	Balance sheet credit balance[(1)]	Balance of debt[(2)]	Of which - amount in arrears[(3)]	By extent of arrears	Other	Total
Details of the manner of calculation of the specific provision in housing loans - consolidated						
Housing loans for which the provision must be calculated based on the extent of arrears	**28,605**	**779**	**175**	**286**	**-**	**286**
Large loans[(4)]	**1,875**	**91**	**32**	**-**	**15**	**15**
Other loans	**3,160**	**153**	**38**	**-**	**96**	**96**
Total	**33,640**	**1,023**	**245**	**286**	**111**	**397**

	as at September 30, 2007					
				Amount of specific provision		
	Balance sheet credit balance[(1)]	Balance of debt[(2)]	Of which - amount in arrears[(3)]	By extent of arrears	Other	Total
Housing loans for which the provision must be calculated based on the extent of arrears	26,463	868	182	303	-	303
Large loans[(4)]	1,349	55	39	-	125	125
Other loans	3,275	133	36	-	14	14
Total	31,087	1,056	257	303	139	442

(1) Balance of housing credit, after deducting the balance of the specific provision for doubtful debts and the balance of the provision for interest on arrears.
(2) Balance of problematic credit (more than three months in arrears), after deducting the balance of provisions.
(3) Including interest on the amount in arrears, without deducting the balance of provisions.
(4) Housing loans, the balance of each of which exceeds approximately NIS 845 thousand (September 30, 2007: NIS 805 thousand).

(in millions of NIS)

Note 12
Profits (losses) from Investments in Shares, net

	Consolidated			
	For the three months period ended September 30		For the nine months period ended September 30	
	2008	2007	**2008**	2007
	Unaudited			
Profit from the sale of shares available for sale	**5**	29	**86**	55
Losses from the sale of shares available for sale[(1)]	**(40)**	-	**(139)**	(4)
Realized and unrealized profits (losses) from adjustments to the fair value of shares held for trading, net	**(4)**	-	**(6)**	5
Dividend from shares available for sale and held for trading	**1**	1	**42**	118
Total profits (losses) from investmenst in shares, net	**(38)**	30	**(17)**	174

(1) Including provision for decline in value.

Note 13
Sale of Provident Fund Management Rights

On March 24, 2008, a sale transaction was completed in which Gad-Gmulim transferred the entire management rights of the provident fund Gadish to Psagot Provident Funds Ltd. (hereinafter: "Psagot"), in consideration for a total of approximately NIS 628 million. Net profit in the amount of approximately NIS 387 million was allocated to the statement of profit and loss in the first quarter of 2008. As part of the transaction described above, Psagot entered into long-term agreements with the Bank concerning the distribution of Gadish by the Bank and the provision of operational services by the Bank to Psagot.

Note 14
Operating Segments Information

	Three months period ended September 30, 2008							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Other and Adjustments	Total
	Unaudited							
Profit (loss) from financing activities before provision for doubtful debts:								
- From externals	**975**	**(393)**	**301**	**338**	**1,358**	**(496)**	**-**	**2,083**
- Inter-segmental	**(472)**	**717**	**(42)**	**(173)**	**(754)**	**724**	**-**	**-**
Operating and other income:								
- From externals	**313**	**356**	**138**	**43**	**95**	**(10)**	**218**	**1,153**
- Inter-segmental	**(17)**	**(44)**	**(15)**	**(8)**	**(26)**	**-**	**110**	**-**
Total income (loss)	**799**	**636**	**382**	**200**	**673**	**218**	**328**	**3,236**
Provision for doubtful debts	**53**	**1**	**46**	**31**	**340**	**-**	**-**	**471**
Net profit (loss)	**127**	**93**	**74**	**50**	**121**	**(50)**	**26**	**441**
Return on equity*	**18.0%**	**28.0%**	**29.1%**	**23.1%**	**8.3%**	**(3.8%)**		**9.6%**

* Calculated based on the capital allocated to the segment, according to the risk assets which were attributed to it.

(in millions of NIS)

Note 14

Operating Segments Information (continued)

	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Other and Adjustments	Total
	Nine months period ended September 30, 2008							
	Unaudited							
Profit (loss) from financing activities before provision for doubtful debts:								
- From externals	**2,951**	**2,391**	**1,487**	**1,034**	**1,791**	**(7,640)**	**-**	**2,014**
- Inter-segmental	**(1,450)**	**(1,467)**	**(738)**	**(655)**	**(373)**	**4,683**	**-**	**-**
Operating and other income:								
- From externals	**1,068**	**1,158**	**426**	**133**	**279**	**65**	**513**	**3,642**
- Inter-segmental	**(47)**	**(135)**	**(41)**	**(25)**	**(61)**	**-**	**309**	**-**
Total income (loss)	**2,522**	**1,947**	**1,134**	**487**	**1,636**	**(2,892)**	**822**	**5,656**
Provision for doubtful debts	**120**	**16**	**157**	**99**	**363**	**-**	**-**	**755**
Net profit (loss)	**514**	**370**	**204**	**74**	**495**	**(2,273)**	**84**	**(532)**
Return on equity**	**24.0%**	**36.0%**	**25.5%**	**10.9%**	**11.4%**	**(54.8%)**		**(3.8%)**

	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Other and Adjustments	Total
	Year ended December 31, 2007*							
	Audited							
Profit (loss) from financing activities before provision for doubtful debts:								
- From externals	3019	(578)	1,426	1,047	2,955	(936)	-	6,933
- Inter-segmental	(1,008)	1,875	(460)	(483)	(1,914)	1,990	-	-
Operating and other income:								
- From externals	1,547	1,653	587	170	626	81	586	5,250
- Inter-segmental	(76)	(179)	(49)	(27)	(47)	-	378	-
Total income (loss)	3,482	2,771	1,504	707	1,620	1,135	964	12,183
Provision for doubtful debts	182	25	156	109	41	-	-	513
Net profit (loss)	371	514	236	170	568	675	145	2,679
Return on equity**	12.8%	38.7%	26.2%	16.0%	9.4%	12.7%		14.1%

* Reclassified.
** Calculated based on the capital allocated to the segment, according to the risk assets which were attributed to it.

(in millions of NIS)

Note 14

Operating Segments Information (continued)

	Three months period ended September 30, 2007*							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Other and Adjustments	Total
	Unaudited							
Profit (loss) from financing activities before provision for doubtful debts:								
- From externals	1,078	641	537	352	995	(1,186)	-	2,417
- Inter-segmental	(559)	(317)	(297)	(207)	(560)	1,940	-	-
Operating and other income:								
- From externals	396	421	145	44	103	27	131	1,267
- Inter-segmental	(19)	(46)	(13)	(8)	(11)	-	97	-
Total income	896	699	372	181	527	781	228	3,684
Provision for doubtful debts	50	6	27	27	29	-	-	139
Net profit	25	89	38	35	197	431	8	823
Return on equity**	3.5%	33.7%	17.1%	15.1%	12.3%	37.5%		18.3%

	Nine months period ended September 30, 2007*							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Other and Adjustments	Total
	Unaudited							
Profit (loss) from financing activities before provision for doubtful debts:								
- From externals	2,293	(1,138)	985	776	3,275	1	-	6,192
- Inter-segmental	(795)	2,094	(264)	(344)	(1,794)	1,103	-	-
Operating and other income:								
- From externals	1,161	1,234	434	129	468	44	418	3,888
- Inter-segmental	(59)	(134)	(37)	(21)	(37)		288	-
Total income	2,600	2,056	1,118	540	1,912	1,148	706	10,080
Provision for doubtful debts	141	20	125	95	141	-	-	522
Net profit	277	402	172	111	776	649	73	2,460
Return on equity**	13.3%	48.5%	25.2%	14.2%	16.5%	17.2%		17.8%

* Reclassified.
** Calculated based on the capital allocated to the segment, according to the risk assets which were attributed to it.

Note 15
Liens

In July 2008, an agreement was signed between the Bank and the Bank of Israel, within which the Bank of Israel will provide a credit line to the Bank up to a total amount of NIS 1 billion, solely for the purpose of meeting the Bank's obligations as a liquidity supplier in shekels for CLS Bank International. The Bank signed a bond as a condition for the granting of the loans, in which it placed a first-rank floating lien in favor of the Bank of Israel on its rights to receive monetary amounts and charges in shekels, owed at present and/or in future to the Bank, from time to time, by its customers, which are corporations incorporated pursuant to the laws of the State of Israel (hereinafter: "Debtor Customers") and have no arrears in their repayment to the Bank of any credit received from the Bank, in respect of credit in shekels, where the average duration of each credit does not exceed three years, granted in the past and/or to be granted in the future to the Debtor Customers by the Bank, up to a total amount of NIS 1.1 billion.

BANK HAPOALIM B.M.
HEAD OFFICE
50 ROTHSCHILD BLVD.
TEL AVIV 66883, ISRAEL
TEL. 972 3 5673333
FAX.972 3 5607028
WWW.BANKHAPOALIM.COM

bank hapoalim

END